

Atmel

SEC
Mail Processing
Section
APR 03 2013
Washington DC
401

Proxy Statement and 2012 Annual Report to Stockholders

Letter to Stockholders

Notice of 2013 Annual Meeting and Proxy Statement

2012 Annual Report to Stockholders

To Our Shareholders

2012 marked a challenging year for the semiconductor industry. For Atmel, it was a year of major investment and repositioning for substantial future growth in our key businesses. While the company's 2012 revenue of $1.43 billion declined from 2011, our microcontroller business grew each consecutive quarter during 2012 and in the fourth quarter represented a record two-thirds of company revenue. Particularly noteworthy was the 7% growth of our 32-bit microcontroller business in 2012.

Market trends, and the product and technology investments undertaken during the past 12 to 18 months, position us well for renewed revenue growth, market share gains and margin expansion in 2013 and beyond. Reflecting that investment, we introduced more 32-bit microcontroller products last year than in any prior year in the company's history. These new 32-bit products include our sensor hub devices, which manage the accelerometers, magnetometers, gyroscopes and the increasing number of other sensors found in smartphones, tablets, and other electronic devices.

2012 also marked the introduction of the Windows® 8 operating system, featuring capacitive touch as a key enabling technology. This dramatically expands the market opportunity for large-screen capacitive touch solutions beyond tablets to the entire PC marketplace, particularly for Ultrabooks, notebooks, and all-in-one computers. Atmel is a co-engineering partner with Microsoft for Windows 8 capacitive touch solutions and has emerged as the majority supplier for Windows 8 based devices. By early February 2013, Atmel's maXTouch® products had been Win 8 certified for approximately 40 different tablets and Ultrabooks and was actively engaged in well over 50 different Windows 8 programs. We are pleased to be the leading touch provider at the beginning of the ramp of Windows 8 which is a multi-year trend.

Building on our success with Android tablets, our MaXTouch touch controllers now power the touch for tablets from Samsung, Google, Amazon, Acer, Lenovo, Toshiba, and other manufacturers. Further applications incorporating touch include the automotive sector which continues to build momentum. We saw our first meaningful touch-related revenue for automotive applications during 2012 and expect continued growth during 2013 as customers accelerate their use of capacitive touch in new car models.

We also introduced our breakthrough touch sensor product, XSense®, in April 2012. XSense is based on innovative metal mesh technology with superior performance and cost advantages compared to existing ITO sensor alternatives. XSense gives us a significant opportunity to target the multi-billion dollar market for touch screen sensors. While we ramp production and manufacturing capabilities, XSense has already been incorporated into a tier-one customer's tablet with a production release scheduled for the first quarter of 2013 and a second tier-one customer has selected XSense for several of its 2013 tablet designs.

Continuing our strategy of pursuing high growth and high margin businesses, we acquired privately held Ozmo, Inc., a Wi-Fi Direct solutions provider. Combining Wi-Fi Direct technology with our microcontroller solutions enables Atmel to provide fully integrated wireless solutions for smart, connected devices that form the foundation for the evolving "Internet of Things," one of the fastest growing wireless marketplaces over the next several years. In addition, we divested our lower-margin serial flash business in the third quarter of 2012.

Looking forward to 2013, we expect to see revenue growth, market share gains and margin expansion as we introduce new products and continue to manage and align our business for today's markets. We continue to build a valuable microcontroller centric franchise with market leading products. Our new 32-bit microcontroller product families have already led to a significant increase in customer design activity. We are confident that these new products offer us strong growth opportunities.

While we continually seek to drive significant revenue growth, we are also committed to improving our cost structure and to ensuring that our business operates efficiently. Toward that end, we have taken, and will continue to take, significant measures to enhance margins, expand earnings and increase cash flow.

In closing, we are excited by the high-growth opportunities we see ahead for Atmel. We remain confident that Atmel's long-term strategy, exceptional product portfolio and business execution set the foundation for a strong future and increased shareholder value.



Steven Laub
President and Chief Executive Officer
Atmel Corporation

This Annual Report contains forward-looking statements that involve risk and uncertainties, including our strategies and expected financial performance; our future business prospects; the effects of our strategic transactions and restructuring efforts; our market opportunities; our competitive position; and expectations for revenue from our products. We caution you that such statements reflect our best judgment based on factors currently known to us, and that actual events or results could differ materially. Please refer to the documents that we file from time to time with the SEC, including our Form 10-K for the year ended December 31, 2012, a copy of which is enclosed herein. We do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they are made.

Atmel®

ATMEL CORPORATION

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 9, 2013
2:00 p.m.

Dear Atmel Stockholders:

Our Annual Meeting of Stockholders will be held on Thursday, May 9, 2013 at 2:00 p.m., local time, at our offices located at 1600 Technology Drive, San Jose, California 95110, for the following purposes:

1. To elect the seven (7) directors listed in the accompanying Proxy Statement to serve until our next annual meeting and their successors are duly elected;

2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013;

3. To hold a non-binding, advisory vote to approve the compensation paid to our named executive officers;

4. To approve an amendment to our 2005 Stock Plan; and

5. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

We are taking advantage of a Securities and Exchange Commission rule that allows us to furnish our proxy materials over the Internet to our stockholders rather than in paper form. We believe that this delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without affecting our stockholders' timely access to this important information. Accordingly, unless you have previously requested to receive our proxy materials in paper form, you will receive a Notice of Internet Availability of Proxy Materials (the "Notice"), which we expect to mail on or about March 29, 2013. Only stockholders of record at the close of business on March 18, 2013 may vote at the annual meeting and any postponements or adjournments of the meeting.

All stockholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, please vote as soon as possible by using the Internet, as instructed on the Notice. Alternatively, you may follow the procedures outlined in the Notice to request a paper proxy card to submit your vote by mail. Any stockholder attending the annual meeting may vote in person even if he or she has voted using the Internet, telephone or proxy card, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting. For further details, please see the section entitled "Voting" on page three of the accompanying Proxy Statement.

FOR THE BOARD OF DIRECTORS



Steven Laub
President and Chief Executive Officer

San Jose, California
March 29, 2013

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 9, 2013:
The Proxy Statement and Annual Report to Stockholders are available at materials.proxyvote.com/ATMEL/PRXYMAT/2013

(This page has been left blank intentionally.)

TABLE OF CONTENTS

	Page
INFORMATION CONCERNING SOLICITATION AND VOTING	1
General	1
Notice of Internet Availability of Proxy Materials	1
Record Date and Voting Securities	1
Quorum	1
Required Vote; Abstentions and Broker Non-Votes	2
Recommendation of the Board of Directors	3
Voting	3
Changing Vote; Revocability of Proxies	4
Effect of Not Casting Your Vote, Abstentions and Broker Non-Votes	4
Expenses of Solicitation	5
Stockholder Proposals to Be Presented at Next Annual Meeting	5
Delivery of Proxy Materials to Stockholders	5
CORPORATE GOVERNANCE	6
Corporate Governance Overview	6
Corporate Governance Principles	7
Code of Ethics/Standards of Business Conduct	7
Independence of Directors	7
Board Leadership Structure	8
Risk Oversight	8
Board Meetings and Committees	9
Compensation Committee Interlocks and Insider Participation	10
Director Candidates	10
Communications from Stockholders	11
PROPOSAL ONE — ELECTION OF DIRECTORS	11
Nominees	11
Recommendation of the Board of Directors	12
Information About Nominees	12
PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15
Ratification of Appointment of KPMG LLP	15
Recommendation of the Board of Directors	15
Former Company Auditors, PricewaterhouseCoopers LLP	15
Fees of Company Auditors, KPMG LLP, and Fees of Former Company Auditors, PricewaterhouseCoopers LLP, Incurred by Atmel	16
Audit Committee Pre-Approval Policy	16
PROPOSAL THREE — ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION	17
Recommendation of the Board of Directors	18
PROPOSAL FOUR — APPROVAL OF AN AMENDMENT TO THE 2005 STOCK PLAN	18
Changes Proposed to the 2005 Plan	18
Why You Should Vote for this Proposal	19
Key Data Regarding Our 2005 Plan	21
Approval Required for Amendment	21
Recommendation of the Board of Directors	21
Description of the 2005 Plan	21
Summary of U.S. Federal Income Tax Consequences	27
Amendment and Termination of the 2005 Plan	29
Participation in the 2005 Plan	29

	Page
Executive Compensation	30
Compensation Discussion and Analysis	30
Compensation Committee Report	46
Compensation Practices and Risk	47
Summary Compensation Table	48
Grants of Plan-Based Awards in 2012	50
Outstanding Equity Awards at 2012 Fiscal Year End	51
Option Exercises and Stock Vested at 2012 Fiscal Year End	53
Potential Payments Upon Termination or Change of Control	54
Compensation of Directors	61
Equity Compensation Plan Information	63
Security Ownership	64
Certain Relationships and Related Transactions	66
Section 16(a) Beneficial Ownership Reporting Compliance	66
Report of the Audit Committee	66
Other Matters	67
Appendix A	A-1

ATMEL CORPORATION

PROXY STATEMENT

FOR 2013 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

These proxy materials are furnished to holders of the common stock of Atmel Corporation ("Atmel," "we," "us," or the "Company") in connection with the solicitation of proxies by our Board of Directors (the "Board") for the Annual Meeting of Stockholders to be held on Thursday, May 9, 2013, at 2:00 p.m., local time, and at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The meeting will be held at our offices located at 1600 Technology Drive, San Jose, California 95110. Our telephone number at that location is (408) 441-0311. Our internet address is www.atmel.com. The information posted on our website is not incorporated into this Proxy Statement.

This Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2012 were first furnished on or about March 29, 2013 to all stockholders entitled to vote at the meeting.

Notice of Internet Availability of Proxy Materials

In accordance with the "notice and access" rules of the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our Proxy Statement, proxy card and Annual Report on Form 10-K for the year ended December 31, 2012 (collectively, the "Proxy Materials") to stockholders entitled to vote at the annual meeting, we are furnishing the Proxy Materials to our stockholders over the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive a printed copy of the Proxy Materials. Instead, the Notice will instruct you as to how you may access and review the Proxy Materials and submit your vote via the Internet. If you received a Notice by mail and would like to receive a printed copy of the Proxy Materials, please follow the instructions for requesting such materials included in the Notice.

Record Date and Voting Securities

Only holders of record of our common stock at the close of business on March 18, 2013 (the "Record Date") are entitled to notice of, and to vote at, the annual meeting and any postponements or adjournments thereof. Stockholders are entitled to cast one vote for each share of common stock held as of the Record Date on all matters properly submitted for voting. At the Record Date, 428,146,265 shares of our common stock were issued and outstanding, and no shares of our preferred stock were outstanding. For information regarding security ownership by our executive officers and directors and by the beneficial owners of more than 5% of our common stock, see "Security Ownership" below.

Quorum

The presence of the holders of a majority of our shares of common stock entitled to vote generally at the annual meeting is necessary to constitute a quorum. Stockholders are counted as present at the meeting if they (1) are present in person at the annual meeting or (2) have properly submitted a proxy card or voted by telephone or over the Internet.

Required Vote; Abstentions and Broker Non-Votes

Proposal Number	Item	Votes Required for Approval	Abstentions(2)	Broker Non-Votes (Uninstructed Shares)
1	Election of directors	Majority of shares cast(1)	Not voted	Not voted
2	Ratification of independent auditor	Majority of shares present or represented by proxy and entitled to vote	Has same effect as a vote against	Broker discretion to vote
3	Advisory vote to approve executive compensation ("Say on Pay")	Majority of shares present or represented by proxy and entitled to vote	Has same effect as a vote against	Not voted
4	Amendment to the 2005 Stock Plan	Majority of shares present or represented by proxy and entitled to vote	Has same effect as a vote against	Not voted

(1) Pursuant to our bylaws, abstentions are not considered to be "votes cast" for the election of directors.

(2) With respect to Proposals Two, Three, and Four, an abstention is deemed to be "entitled to vote" and, therefore, has the same effect as a vote against Proposals Two, Three and Four.

Election of Directors. Directors will be elected by the affirmative vote of a majority of the votes cast, which, pursuant to our bylaws, excludes abstentions. Under our bylaws, a "majority" means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election.

Ratification of the Appointment of Independent Accounting Firm. Ratification of the appointment of our independent registered public accounting firm, as described in Proposal Two below, requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote. For the purpose of this proposal, abstentions are deemed "entitled to vote" and, therefore, count as a vote against the proposal.

Advisory Vote to Approve Executive Compensation. Approval, on a non-binding, advisory basis, of the compensation paid to our named executive officers, as described in Proposal Three below, requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote. For the purpose of this proposal, abstentions are deemed "entitled to vote" and, therefore, count as a vote against the proposal.

Approval of Amendment to the 2005 Stock Plan. Approval of the amendment to the 2005 Stock Plan, as described in Proposal Four below, requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote. For the purpose of this proposal, abstentions are deemed "entitled to vote" and, therefore, count as a vote against the proposal.

Calculating Votes. Under the General Corporation Law of the State of Delaware, an abstaining vote is considered present and entitled to vote and, therefore, is included for purposes of determining whether a quorum is present at the annual meeting. Pursuant to our bylaws, abstentions are not considered to be "votes cast" for the election of directors listed in Proposal One and will not affect the outcome of the election of directors. With respect to Proposals Two, Three, and Four an abstention is deemed to be "entitled to vote" and, therefore, has the same effect, if no vote is actually indicated, as a vote against Proposals Two, Three and Four.

Under the General Corporation Law of the State of Delaware, a broker "non-vote" is not deemed to be a "vote cast" and, therefore, will not affect the outcome of the election of directors. While a broker

"non-vote" is considered present for purposes of determining whether a quorum is present at the annual meeting, it is not considered "entitled to vote" and, therefore, not included in the tabulation of the voting results for Proposals Two, Three and Four. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Recommendation of the Board of Directors

The Board unanimously recommends that you vote your shares:

- "**FOR**" each of the nominees listed in Proposal One below;
- "**FOR**" the ratification of the appointment of KPMG LLP as Atmel's independent registered public accounting firm for the fiscal year ending December 31, 2013;
- "**FOR**" the approval, on a non-binding, advisory basis, of the compensation paid to our named executive officers; and
- "**FOR**" the amendment to the 2005 Stock Plan.

Voting

All shares entitled to vote and represented by properly executed proxies received prior to the annual meeting, and not revoked, will be voted at the annual meeting in accordance with the instructions indicated. If you submit a proxy via the Internet, by telephone or by mail and do not make voting selections, the shares represented by that proxy will be voted as recommended by the Board. If any other matters are properly presented for consideration at the annual meeting, including, among other things, consideration of a motion to adjourn the annual meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxies and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the annual meeting.

Stockholders of record — If your shares are registered directly in your name with Atmel's transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the stockholder of record, and the Notice has been sent directly to you by Atmel. As a stockholder of record, you may instruct the proxy holders how to vote your shares by using the Internet voting site or the toll-free telephone number listed on the Notice or the proxy card, or by requesting a proxy card by telephone at 1-800-579-1639 or by email at sendmaterial@proxyvote.com and completing, signing, dating and returning the proxy card in the postage pre-paid envelope provided. Proxy cards submitted by mail must be received by the time of the annual meeting in order for your shares to be voted. Specific instructions for using the telephone and Internet voting systems are on the Notice and the proxy card. The telephone and Internet voting systems for stockholders of record will be available until 11:59 p.m. (Eastern time) on May 8, 2013. Whichever of these methods you select to transmit your instructions, the proxy holders will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board.

If you attend the annual meeting, you may also submit your vote in person, and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded by the vote that you cast at the annual meeting. If you plan to attend the annual meeting, please bring proof of identification for entrance to the annual meeting. You may obtain directions to our corporate headquarters in order to attend the annual meeting by calling (408) 441-0311.

Beneficial owners — Many Atmel stockholders hold their shares through a broker, trustee or other nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name," and

the Notice has been forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record. As a beneficial owner, you have the right to direct your broker, trustee or other nominee on how to vote your shares, and you will receive instructions from them that you must follow in order to have your shares voted. The instructions from your broker, bank or other nominee will indicate if Internet and telephone voting are available, and if they are available, will provide details regarding Internet and telephone voting.

Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the annual meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the annual meeting.

Changing Vote; Revocability of Proxies

Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the annual meeting.

Stockholders of record — If you are a stockholder of record, you may change your vote (1) by delivering to us (Attention: Corporate Secretary, 1600 Technology Drive, San Jose, California 95110), prior to your shares being voted at the annual meeting, a later dated written notice of revocation or a duly executed proxy card, or (2) by attending the annual meeting and voting in person (although attendance at the annual meeting will not, by itself, revoke a proxy). A stockholder of record that has voted on the Internet or by telephone may also change his or her vote by subsequently making a timely and valid later Internet or telephone vote.

Beneficial owners — If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or nominee, or (2) if you have obtained a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares, by attending the annual meeting and voting in person.

Effect of Not Casting Your Vote, Abstentions and Broker Non-Votes

Stockholders of record — If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

Beneficial owners — If you are the beneficial owner of shares held by a broker or other custodian, it is critical that you cast your vote if you want it to count. You may instruct your broker how to vote your shares through the voting instruction form included with this Proxy Statement or by obtaining a "legal proxy" from your broker or other custodian and attending our annual meeting and voting by person. If you choose not to provide instructions or vote in person with a legal proxy, your shares are referred to as "uninstructed shares" or broker non-votes. Generally, your broker or custodian does not have the discretion to vote uninstructed shares on your behalf, although there are some exceptions depending on the ballot item.

Broker Non-Votes — Brokers and custodians cannot vote uninstructed shares on your behalf on director elections, on the advisory vote to approve executive compensation, or to approve the amendment to the 2005 Stock Plan. For your vote to be counted on those proposals, you must submit your voting instruction form to your broker or custodian.

Abstentions — With respect to Proposal One, pursuant to our bylaws, abstentions are not considered to be "votes cast" and, therefore, will not affect the outcome of the election of directors. With respect to Proposals Two, Three, and Four, an abstention is deemed to be "entitled to vote" and, therefore, has the same effect as a vote against such proposals.

Expenses of Solicitation

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of the Proxy Materials, the Notice, and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by one or more of telephone, email, facsimile, or personal solicitation by our directors, officers, or regular employees. No additional compensation will be paid for such services.

Stockholder Proposals to Be Presented at Next Annual Meeting

Requirements for stockholder proposals to be considered for inclusion in Atmel's proxy materials. Stockholders interested in submitting a proper proposal for inclusion in the proxy materials for our next annual meeting may do so by submitting such proposal in writing to our offices located at 1600 Technology Drive, San Jose, California 95110, Attn: Corporate Secretary. To be eligible for inclusion, stockholder proposals must be received no later than November 29, 2013, and must otherwise comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder business or nominations to be brought before Atmel's annual meetings. Under our bylaws, we have an advance notice procedure for stockholders who wish to present certain proposals at our annual meeting of stockholders, including nominations of persons for election to the Board and stockholder proposals not otherwise included in our proxy statement. Stockholder proposals, including the nomination of a person for election to the Board, may not be brought before the annual meeting unless, among other things: (1) the proposal contains certain information specified in the bylaws, and (2) the proposal is received by us not less than 120 days before the one year anniversary of the date on which Atmel first mailed its proxy statement to stockholders in connection with the previous year's annual meeting of stockholders, which will be November 29, 2013 for the next annual meeting; provided, however, that in the event that we did not hold an annual meeting the previous year, or if the date of the annual meeting has been changed more than 30 days from the one year anniversary of the date of the previous year's meeting, then the deadline for receipt of notice by a stockholder is no later than the close of business on the later of: (1) 120 days prior to the meeting and (2) ten days after public announcement of the meeting date. A copy of the full text of these bylaw provisions may be obtained by writing to our Corporate Secretary at the address above.

Stockholders may also submit a recommendation (as opposed to a formal nomination) for a candidate for membership on our Board by following the procedures set forth below in "Corporate Governance — Director Candidates."

Delivery of Proxy Materials to Stockholders

If you share an address with another stockholder, each stockholder may not receive a separate copy of the Notice or Proxy Materials unless we received contrary instructions from you. **Stockholders may request to receive a separate copy of the Notice or Proxy Materials, by writing to Atmel Corporation, 1600 Technology Drive, San Jose, California 95110, Attention: Corporate Secretary or calling (408) 441-0311 and we will deliver separate copies of the Notice and/or the Proxy Materials**. Alternatively, stockholders who share an address and receive multiple copies of the Notice or Proxy Materials may request to receive a single copy by following the same instructions.

CORPORATE GOVERNANCE

Corporate Governance Overview

Atmel is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our corporate governance practices and policies are designed to promote those ethics and principles and enhance stockholder value.

Our Board provides independent leadership through the exercise of its responsibilities. Our management oversees a system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity. You can access information regarding our corporate governance practices on our website at http://ir.atmel.com/governance.cfm.

Information about some of our key corporate governance practices and policies are set forth below:

Board Structure

- *Majority of Independent Directors.* Five out of seven of our directors are independent of Atmel and management;
- *All Committees Consist Entirely of Independent Directors.* All the members of our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are independent;
- *Split Chairman and CEO Roles.* Our Chairman and CEO roles are separated; our Chairman is an independent director and not an employee;
- *No Family Relationships.* None of our directors has family relationships with other directors or our executive officers; and
- *Written Governance Principles.* Our Board has adopted, maintains, and makes available to investors, written corporate governance principles.

Compensation Practices

- *Pay-for-Performance.* Our executive compensation is focused on pay-for-performance. For 2012, approximately 81.3% of our named executive officer's total target compensation was variable-based. Of that 81.3%, approximately 62.2% was focused on long-term performance and was paid through equity grants that vest over a four year period and which seek to encourage and promote a long-term perspective and outlook;
- *No Guaranteed Bonuses.* None of our named executive officers have received, or are eligible to receive, guaranteed bonuses;
- *No Short Sales or Hedging.* Our directors and officers are prohibited from engaging in short sale or hedging transactions and from pledging equity as collateral for loans;
- *Mandatory Stock Ownership for Directors.* Our directors are subject to mandatory stock ownership requirements and must maintain ownership levels equal to at least three times the annual cash retainer they receive (because our Board enacted this requirement in 2011, our directors have until February 18, 2014 to satisfy these requirements);
- *No Tax Gross-Ups.* Our executive officers do not receive tax gross-ups on compensation; and
- *Formal Compensation Policies.* We have adopted formal compensation policies and requirements, as further described in the section below entitled "Executive Compensation."

Shareholder Rights

- *No Staggered Board.* All of our directors are elected annually; and
- *Single Class of Shares.* Our company has not issued multiple classes of stock.

Corporate Governance Principles

Our Board has adopted Corporate Governance Principles, which set forth the principles that guide the Board's exercise of its responsibility to oversee corporate governance, maintain its independence, evaluate its own performance and the performance of our executive officers and set corporate strategy. Our Corporate Governance Principles provide that the Board shall fill the roles of Chairman and Chief Executive Officer in accordance with the best interests of Atmel. Our Corporate Governance Principles also currently require directors to offer to resign upon a material change in their employment, subject to the Board's acceptance; and limit the number of public company boards on which our directors may serve. Our Board first adopted these Corporate Governance Principles in March 2007 and reviews them annually, adopting revisions, as appropriate. You can access our Corporate Governance Principles on our website at http://ir.atmel.com/governance.cfm.

Code of Ethics/Standards of Business Conduct

It is our policy to conduct our operations in compliance with all applicable laws and regulations and to operate our business under the fundamental principles of honesty, integrity and ethical behavior. This policy can be found in our Standards of Business Conduct, which is applicable to all of our directors, officers and employees, and which complies with the SEC's requirements and with listing standards of the NASDAQ Stock Market LLC ("Nasdaq").

Our Standards of Business Conduct are designed to promote honest and ethical conduct and compliance with all applicable laws, rules and regulations and to deter wrongdoing. Our Standards of Business Conduct are also aimed at ensuring that information we provide to the public (including our filings with and submissions to the SEC) is accurate, complete, fair, relevant, timely and understandable. Our Standards of Business Conduct can be accessed on our website at http://ir.atmel.com/governance.cfm. We intend to disclose amendments to certain provisions of our Standards of Business Conduct, or waivers of such provisions granted to directors and executive officers, on our website in accordance with applicable SEC and Nasdaq requirements.

Independence of Directors

The Board has determined that each of the following directors, constituting a majority of the Board, is "independent" within the meaning of the Nasdaq listing standards:

David Sugishita
Papken Der Torossian
Jack L. Saltich
Charles Carinalli
Dr. Edward Ross

Such independence definition includes a series of objective tests, including that the director is not an employee of, and has not engaged in various types of business dealings with, Atmel. In addition, as further required by the Nasdaq listing standards, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Leadership Structure

Our Corporate Governance Principles provide that the Board shall fill the Chairman of the Board and Chief Executive Officer positions in accordance with the best interests of Atmel. Atmel currently separates the positions of Chief Executive Officer and Chairman of the Board. Since August 2006, Mr. Sugishita, one of our independent directors, has served as our Non-executive Chairman of the Board. Our Corporate Governance Principles also provide that in the event that the Chairman of the Board is not an independent director, the Board should elect a "Lead Independent Director." The responsibilities of the Chairman of the Board include: setting the agenda for each Board meeting in consultation with the Chief Executive Officer; presiding at executive sessions; facilitating and conducting, with the Corporate Governance and Nominating Committee, the annual self-assessments by the Board and each standing committee of the Board, including periodic performance reviews of individual directors; and conducting, with the Compensation Committee, a formal evaluation of the Chief Executive Officer and other executive officers in the context of the annual compensation review.

Separating the positions of Chief Executive Officer and Chairman of the Board allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to, and independent oversight of, management. The Board believes that having an independent director serve as Chairman of the Board is the appropriate leadership structure for Atmel at this time and demonstrates our commitment to good corporate governance.

In addition, as described in more detail below, our Board has three standing committees, each of which is comprised entirely of independent directors. Our Board delegates substantial responsibility to each Board committee, which reports their activities and actions back to the Board. We believe that our independent Board committees and their chairmen are an important aspect of our Board leadership structure.

Risk Oversight

Our Board, as a whole and through its committees, has responsibility for the oversight of risk management. With the oversight of our Board, our officers are responsible for the day-to-day management of the material risks Atmel faces. In its oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. The involvement of the Board in reviewing our business strategy and operating plans at least annually is a key part of its oversight of risk management, its assessment of management's appetite for risk and its determination of what constitutes an appropriate level of risk for Atmel. The Board regularly receives updates from management and outside advisors regarding risks Atmel faces, including litigation and operating risks.

In addition, our Board committees oversee aspects of risk management. For example, our Audit Committee is responsible for overseeing risk management of financial matters, financial reporting, the adequacy of our risk-related internal controls, and internal investigations. Our Compensation Committee oversees risks related to compensation policies and practices; and our Corporate Governance and Nominating Committee oversees governance related risks, such as Board independence and conflicts of interest, as well as management and director succession planning. Our Board committees report their findings to the Board.

Senior management attends Board and Board committee meetings as requested and is available to address any questions or concerns raised by the Board on risk management or other matters. Annually, the Board holds strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for Atmel.

Board Meetings and Committees

All directors are expected to attend each meeting of the Board and the committees on which he serves. All directors are also encouraged, but not required, to attend our Annual Meeting of Stockholders. Each director attended the 2012 Annual Meeting of Stockholders. During the fiscal year ended December 31, 2012, the Board held ten meetings.

The Board has the following standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Director Attendance

Each of our directors attended at least 75% of the 2012 meetings of the Board and each committee on which he served.

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Messrs. Sugishita (Chairman), Carinalli and Saltich. The Board has determined that (1) each of the members of the Audit Committee is "independent" within the meaning of the Nasdaq listing standards and within the meaning of the rules of the Exchange Act and (2) Mr. Sugishita meets the requirements of an audit committee financial expert in accordance with SEC rules. The Audit Committee held 12 meetings during 2012 at which, among other things, the Audit Committee discussed Atmel's financial results, accounting practices and regulatory developments and Atmel's response to such regulatory developments with Atmel's independent registered public accounting firm and counsel, as necessary.

The duties of the Audit Committee are to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of Atmel's independent registered public accounting firm, the organization and performance of Atmel's internal audit function, and Atmel's internal accounting and financial reporting controls. Among other things, the Audit Committee prepares the Audit Committee report for inclusion in the annual proxy statement, reviews the reports of Atmel's management, internal audit and independent registered public accounting firm concerning Atmel's internal accounting and financial controls, appoints, determines the compensation of and oversees the work of Atmel's independent registered public accounting firm, and reviews and approves the scope of the annual audit. In discharging its oversight role, the Audit Committee is empowered to investigate any matter brought to its attention and has full access to all of Atmel's books, records, facilities and personnel and the power to retain outside legal, accounting or other advisors for this purpose. The Audit Committee has the sole authority and responsibility to select, evaluate and, where appropriate, replace Atmel's independent registered public accounting firm. In 2012, the Audit Committee, after conducting a review and request for proposal from several independent registered public accounting firms, determined to change Atmel's independent registered public accounting firm. The charter of the Audit Committee can be accessed on our website at http://ir.atmel.com/governance.cfm.

See "Report of the Audit Committee" below for more information regarding the functions of the Audit Committee.

Compensation Committee

We have a separately-designated standing Compensation Committee that currently consists of Messrs. Saltich (Chairman), Carinalli, Der Torossian and Sugishita. Our Board has determined that each of the members of the Compensation Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee reviews and approves Atmel's executive compensation policies, including

the salaries and target bonuses of our executive officers, and administers our equity compensation plans. See "Executive Compensation — Compensation Discussion and Analysis" below for a description of Atmel's processes and procedures for the consideration and determination of executive compensation. The Compensation Committee held six meetings during 2012. The charter of the Compensation Committee can be accessed on our website at http://ir.atmel.com/governance.cfm.

The Compensation Committee Report is included below in "Executive Compensation."

Corporate Governance and Nominating Committee

We have a separately-designated standing Corporate Governance and Nominating Committee that currently consists of Dr. Ross (Chairman) and Messrs. Der Torossian and Sugishita. The Board has determined that each of the members of the Corporate Governance and Nominating Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee reviews Atmel's principles of corporate governance and recommends changes to the Board as necessary, reviews governance-related stockholder proposals, makes recommendations to the Board for action on those proposals, and makes recommendations to the Board regarding the composition and size of the Board. The Corporate Governance and Nominating Committee also establishes procedures for the submission of candidates for election to the Board, establishes procedures for identifying and evaluating candidates for director and determines the relevant criteria for Board membership. For additional information see "Director Candidates" below. The Corporate Governance and Nominating Committee held three meetings during 2012. The charter of the Corporate Governance and Nominating Committee can be accessed on our website at http://ir.atmel.com/governance.cfm.

Compensation Committee Interlocks and Insider Participation

During 2012, the following directors were members of Atmel's Compensation Committee: Messrs. Saltich, Carinalli, Der Torossian and Sugishita. No interlocking relationships exist between any member of the Board or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee was a present or former officer or employee of Atmel or its subsidiaries, other than Mr. Sugishita who since August 2006 has served as Non-executive Chairman of the Board. Mr. Sugishita is a non-employee director of Atmel.

Director Candidates

Atmel's bylaws set forth the procedure for the proper submission of stockholder nominations for membership on the Board. Please refer to Section 2.2(c) of our bylaws for a description of the process for nominating directors. It is the Corporate Governance and Nominating Committee's policy to consider properly submitted stockholder recommendations for candidates for membership on the Board. A stockholder may submit a recommendation for a candidate for membership on the Board by submitting in writing the name and background of such candidate to the Atmel Corporate Governance and Nominating Committee, c/o Corporate Secretary, Atmel Corporation, 1600 Technology Drive, San Jose, CA 95110. The Corporate Governance and Nominating Committee will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public disclosure of the candidate's name and biographical information, and (3) the recommending stockholder has consented in writing to public disclosure of such stockholder's name. Required biographical and background information include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending stockholder believes supports such candidacy (keeping in mind the criteria discussed below that the Corporate Governance and Nominating Committee considers when making recommendations for nomination to the Board).

The Corporate Governance and Nominating Committee uses a variety of methods for identifying candidates for nomination to the Board. Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Corporate Governance and Nominating Committee through professional search firms, stockholders or other persons. The process by which candidates for nomination to the Board are evaluated includes review of biographical information and background material on potential candidates by Committee members, meetings of Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Committee. Candidates recommended by stockholders (and properly submitted, as discussed above) are evaluated by the Corporate Governance and Nominating Committee using the same criteria as other candidates. Although the Corporate Governance and Nominating Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board, the Committee does review numerous criteria before recommending a candidate. Such criteria include, but are not limited to: character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, and other commitments.

The Corporate Governance and Nominating Committee does not have a formal policy with regard to the consideration of diversity in identifying director nominees; however, as discussed above, diversity is one of the numerous criteria the Corporate Governance and Nominating Committee reviews before recommending a candidate.

Communications from Stockholders

Stockholders may communicate with the Board by submitting either an email to bod@atmel.com or written communication addressed to the Board (or specific board member) c/o Corporate Secretary, Atmel Corporation, 1600 Technology Drive, San Jose, CA 95110. Email communications that are intended for a specific director should be sent to the email address above to the attention of the applicable director. The Chairman of the Corporate Governance and Nominating Committee will, with the assistance of our Corporate Secretary, (1) review all communications to the Board, (2) determine if such communications relate to substantive matters, (3) if such communications relate to substantive matters, provide copies (or summaries) of such communications to the other directors as he or she considers appropriate, and (4) if such communications do not relate to substantive matters, determine what action, if any, will be taken with such communications. Communications relating to personal grievances or matters as to which we receive repetitive and duplicative communications are unlikely to be deemed "substantive."

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A board of seven (7) directors is to be elected at the meeting, all of whom have been recommended for nomination by the members of the Corporate Governance and Nominating Committee of the Board. Each director to be elected by stockholders will be elected by a vote of the majority of votes cast, which pursuant to our bylaws means that the number of shares voted "for" a director's election must exceed 50% of the number of votes cast with respect to that director's election. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the seven (7) nominees named below, all of whom are presently our directors. There are no family relationships among any of our director nominees or executive officers. Other than Messrs. Steven Laub and Tsung-Ching Wu, all of our proposed nominees, or five of the remaining seven, are "independent" within the meaning of the Nasdaq listing standards.

In the event that any such nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any additional nominee who shall be designated by the present Board to fill the vacancy. We are not aware of any nominee who will be unable or will decline to serve as a

director. The term of office for each person elected as a director will continue until the next annual meeting of stockholders and until his successor has been elected and qualified.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" each of the nominees listed below.

Information About Nominees

Information about each nominee as of March 18, 2013 is set forth in the table below:

Name of Nominee	Age	Director since	Positions with Atmel	Independent	Number of other U.S. public company boards	Committee memberships AC	CC	GN
Steven Laub	54	2006	President and Chief Executive Officer and Director	No	0			
Tsung-Ching Wu	62	1985	Executive Vice President, Office of the President and Director	No	0			
David Sugishita	65	2004	Director and Non-executive Chairman of the Board	Yes	1	C, F	M	M
Papken Der Torossian	74	2007	Director	Yes	1		M	M
Jack L. Saltich	69	2007	Director	Yes	1	M	C	
Charles Carinalli	64	2008	Director	Yes	2	M	M	
Dr. Edward Ross	71	2008	Director	Yes	1			C

AC Audit Committee — C Chair

CC Compensation Committee — M Member

GN Corporate Governance and Nominating Committee — F Financial expert

Steven Laub has served as a director of Atmel since February 2006 and as President and Chief Executive Officer since August 2006. From 2005 to August 2006, Mr. Laub was a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. Prior to that time, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Mr. Laub also spent 13 years in executive positions (including President, Chief Operating Officer and member of the Board of Directors) at Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global management consulting firm. Mr. Laub holds a degree in economics from the University of California, Los Angeles (B.A.) and a degree from Harvard Law School (J.D.).

As our President, Chief Executive Officer and a member of our Board, Mr. Laub draws upon over two decades of experience in executive management roles within the semiconductor industry. In addition to his semiconductor industry experience, Mr. Laub brings to the Board the critical expertise gained over an accomplished career focusing on executive management, corporate and business strategy, operational expertise, and mergers and acquisitions. Mr. Laub also offers an additional perspective through his background in law.

Tsung-Ching Wu has served as a director of Atmel since 1985, as Executive Vice President, Office of the President since 2001, and served as Executive Vice President and General Manager from January 1996 to January 2001 and as Vice President, Technology from January 1986 to January 1996. Mr. Wu holds degrees

in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

Mr. Wu, our co-founder and longest serving Board member, brings to our Board an extensive background spanning nearly thirty years in the semiconductor industry and a deep knowledge and understanding of Atmel's business, operations (especially within the Asia/Pacific region) and employees. Mr. Wu has served as a member of our Board since 1985 and as a member of our executive management team since 1986.

David Sugishita has served as the Non-executive Chairman of the Board since August 2006 and as a director of Atmel since February 2004. In addition, Mr. Sugishita is Chairman of the Audit Committee. Mr. Sugishita also serves as a director and Chairman of the Audit Committee for Immersion Corporation. Mr. Sugishita previously served on the board of directors of Micro Component Technology, Inc. from 1994 to 2009, Magma Design Automation from 2010 to 2011 and Ditech Networks, Inc. from 2003 to 2012. Mr. Sugishita is retired and previously held various senior management positions with SonicBlue (EVP/CFO), RightWorks (EVP/CFO), Synopsys (SVP/CFO), Actel (SVP/CFO), Micro Component Technology (SVP/CFO), Applied Materials (VP/Corporate Controller), National Semiconductor (VP/Finance), Fairchild Camera & Instrument (Controller) and Intersil (Controller) during the past 40 years. Mr. Sugishita holds a B.S. in Finance from San Jose State University and a M.B.A from Santa Clara University.

Mr. Sugishita brings to the Board over two decades of experience as a financial executive officer and member of the boards of directors of high technology public companies, specifically in the semiconductor industry. As our second longest serving Board member, he has a high degree of familiarity with Atmel's business. Through his extensive executive management and board experience, Mr. Sugishita has developed the leadership, business judgment and consensus-building skills necessary to effectively lead our Board as Non-executive Chairman. His strong expertise and background in accounting and financial management, years of service on the audit committee of Ditech and a track record as an accomplished financial executive have provided him with the financial acumen and skills necessary to serve as Chairman of our Audit Committee.

Papken Der Torossian has served as a director of Atmel since July 2007. He has been the Managing Director of Crest Enterprise LLC since September 1997 and has also served as the Chairman of Vistec Semiconductor Systems, Inc. since September 2005. He served as Chairman of the Board of Therma Wave, Inc. from March 2003 until May 2007, when the company was sold to KLA-Tencor Corporation. From 1984 to May 2001, Mr. Der Torossian was Chairman of the Board and Chief Executive Officer of Silicon Valley Group (SVGI), which was acquired by ASML Holding N.V. Earlier, he was credited for turning around several companies and operations, including as President of ECS Microsystems (which was subsequently sold to Ampex Corporation) and President of the Santa Cruz Division of Plantronics, Inc. Prior to that, Mr. Der Torossian spent four years at Spectra-Physics and twelve years with Hewlett-Packard Company in a number of management positions. Mr. Der Torossian currently serves as a director and Chairman of the Compensation Committee of ParkerVision, Inc. Mr. Der Torossian was formerly on the board of directors of the Silicon Valley Leadership Group (SVLG) and on the board of the Semiconductor Industry Supplier Association (SISA). He was also Chairman of the Semiconductor Equipment and Materials International Environmental, Health & Safety Committee (SEMI EHS), and has served as Chairman of Semi/Sematech. He also serves as a director for several privately held companies. Mr. Der Torossian served on President Clinton's Advisory Committee on Export Controls and represented the United States in bilateral trade negotiations. Mr. Der Torossian holds a B.S.M.E. degree from MIT and an M.S.M.E. degree from Stanford University.

With over two decades of experience in engineering, and demonstrated accomplishments as the Chief Executive Officer and Chairman of several high technology public and private companies, Mr. Der Torossian is intimately familiar with the operation and management of a global technology company.

Mr. Der Torossian's service with industry organizations and educational background provide him with a firm understanding of Atmel's technology and business. Mr. Der Torossian also brings to the Board demonstrated consensus-building experience in the fields of international trade and organized labor.

Jack L. Saltich has served as a director of Atmel since July 2007. In addition, Mr. Saltich is Chairman of the Compensation Committee. From January 2006 to April 2011, he served as the Chairman and interim Chief Executive Officer of Vitex Systems, Inc. From July 1999 to August 2005, Mr. Saltich served as the President, Chief Executive Officer and a Director of Three-Five Systems, Inc., a manufacturer of display systems and provider of electronic manufacturing services. Three-Five Systems, Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code on September 8, 2005. From 1993 to 1999, Mr. Saltich served as Vice President of Advanced Micro Devices, Inc., where his last position was General Manager of AMD's European Microelectronics Center in Dresden, Germany. From 1991 to 1993, Mr. Saltich served as Executive Vice President for Applied Micro Circuits Company, a company servicing the high speed telecommunications market. From 1988 to 1991, he was Vice President at VLSI Technology, a semiconductor company. From 1971 to 1988, Mr. Saltich served in a number of capacities with Motorola, Inc. Mr. Saltich currently serves as a member of the board of directors of Immersion Corporation. Mr. Saltich also serves on the board of directors of PlasmaSi, a private company, and on the Manufacturing Advisory Board for Cypress Semiconductor Corporation. Mr. Saltich previously served on the board of directors of InPlay Technologies, Inc. from 2007 to 2008, Ramtron International Corporation from 2005 to 2011, Vitex Systems, Inc. from 2006 to 2011 and Leadis Technology, Inc. from 2006 to 2012. Mr. Saltich received both B.S. and masters degrees in electrical engineering from the University of Illinois. In 2002, he received a distinguished alumni award from the University of Illinois.

With three decades of varied experience in the semiconductor industry, including research and development, manufacturing and operations experience, Mr. Saltich brings a deep understanding of our business and valuable operational and strategic expertise to our Board. Mr. Saltich's management positions with AMD have provided him with critical insights into the operational requirements of a global company. His extensive service on the compensation committees of boards of directors of several public companies has provided Mr. Saltich with the strong background in executive compensation necessary to serve as Chairman of our Compensation Committee.

Charles Carinalli has served as a director of Atmel since February 2008. He has been a Principal of Carinalli Ventures since January 2002. From July 1999 to May 2002, Mr. Carinalli was Chief Executive Officer and a director of Adaptive Silicon, Inc., a developer of semiconductors. From December 1996 to July 1999, Mr. Carinalli served as President, Chief Executive Officer and a director of Wavespan Corporation, a developer of wireless broadband access systems that was acquired by Proxim, Inc. From 1970 to 1996, Mr. Carinalli served in various positions for National Semiconductor Corporation, a publicly traded company developing analog-based semiconductor products, most recently as Senior Vice President and Chief Technical Officer. Mr. Carinalli currently serves on the board of directors of Extreme Networks, Inc. and Fairchild Semiconductor International, Inc. Mr. Carinalli also serves as a director of privately held companies. Mr. Carinalli holds an M.S.E.E. from Santa Clara University and a B.S.E.E. from the University of California, Berkeley.

Mr. Carinalli brings to our Board over four decades of experience in the semiconductor industry in management and operational roles at large semiconductor companies and several emerging private companies. In addition to his industry experience, Mr. Carinalli brings to our Board significant investment experience and a demonstrated track record of converting ideas into successful business ventures.

Dr. Edward Ross has served as a director of Atmel since April 2008. In addition, Dr. Ross is Chairman of the Corporate Governance and Nominating Committee. He is currently retired, having previously served as President (2000 through December 2004) and President Emeritus (January 2005 through December 2005) of TSMC North America, the U.S. subsidiary of Taiwan Semiconductor Manufacturing Company Limited, a Taiwanese semiconductor manufacturer. Previously, he was Senior Vice President of

Synopsys, Inc., an electronic design automation supplier, from 1998 to 2000, and President of Technology and Manufacturing at Cirrus Logic, Inc., a semiconductor manufacturer, from 1995 to 1998. Dr. Ross currently serves on the board of directors of Volterra Semiconductor Corporation. Dr. Ross previously served on the board of directors of RAE Systems Inc. from 2001 to 2006 and California Micro Devices Corporation (most recently as non-executive chairman of the board) from 2002 until its acquisition by ON Semiconductor Corporation in January 2010. Dr. Ross holds a B.S.E.E. from Drexel University and an M.S.E.E., M.A. and Ph.D. from Princeton University.

Dr. Ross brings to our Board an extensive career in the semiconductor industry as an executive officer and director of global public and emerging private companies. His educational and executive backgrounds provide functional insight into our business, manufacturing operations and technologies.

See "Corporate Governance" above and "Executive Compensation — Compensation of Directors" below for additional information regarding the Board.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ratification of Appointment of KPMG LLP

The Audit Committee of the Board has selected KPMG LLP, independent registered public accounting firm, to audit our consolidated financial statements for the fiscal year ending December 31, 2013. A representative of KPMG LLP is expected to be present at the meeting and will have an opportunity to make a statement if so desired. The representative is also expected to be available to respond to appropriate questions from stockholders.

Stockholder ratification of the selection of KPMG LLP as Atmel's independent registered public accounting firm is not required by Atmel's bylaws or other applicable legal requirements. However, our Board is submitting the selection of KPMG LLP to stockholders for ratification as a matter of good corporate practice. If stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Atmel and its stockholders.

During the fiscal year ended December 31, 2011 and the subsequent period through March 16, 2012, we did not consult with KPMG LLP, nor did anyone acting on our behalf, regarding any of the matters or events described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" the ratification of the appointment of KPMG LLP as Atmel's independent registered public accounting firm for the fiscal year ending December 31, 2013.

Former Company Auditors, PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP audited our financial statements until the year ended December 31, 2011. As previously reported on a Current Report on Form 8-K (the "Current Report on Form 8-K"), filed with the SEC on March 21, 2012, the Audit Committee, on March 16, 2012, terminated the engagement of PricewaterhouseCoopers LLP and approved the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012. The Audit Committee determined to make this change after undertaking and completing a request for proposals from various accounting firms, including PricewaterhouseCoopers LLP.

PricewaterhouseCoopers LLP's report on our consolidated financial statements as of and for the fiscal year ended December 31, 2011 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal year ended December 31, 2011 and the subsequent period through March 16, 2012, we did not have any disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report. Also during this period, there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto.

We provided PricewaterhouseCoopers LLP with a copy of the Current Report on Form 8-K prior to its filing with the SEC and requested that PricewaterhouseCoopers LLP furnish us with a letter addressed to the SEC stating whether it agreed with the above statements and, if not, stating the respects in which it did not agree. A copy of the letter from PricewaterhouseCoopers LLP, dated March 21, 2012, was attached as Exhibit 16.1 to the Current Report on Form 8-K.

A representative of PricewaterhouseCoopers LLP is not expected to be present at the meeting.

Fees of Company Auditors, KPMG LLP, and Fees of Former Company Auditors, PricewaterhouseCoopers LLP, Incurred by Atmel

The following table sets forth the fees billed for services rendered by our auditors, KPMG LLP, for our fiscal year ended December 31, 2012, and by our former auditors, PricewaterhouseCoopers LLP, for our fiscal year ended December 31, 2011.

	KPMG LLP 2012 ($)	PricewaterhouseCoopers LLP 2011 ($)
Audit fees(1)	1,624,500	2,497,000
Audit-related fees(2)	—	50,000
Tax fees(3)	69,000	1,374,500
All other fees(4)	35,000	—
Total	1,728,500	3,921,500

(1) Audit fees represent fees for professional services provided in connection with the integrated audit of our financial statements and of our internal control over financial reporting and the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) Audit-related fees in 2011 consisted of attest services performed in relation to Atmel's XBRL detailed tagging.

(3) Tax fees consisted of fees for assistance with international tax planning and other tax compliance services for the United States and foreign jurisdictions.

(4) All other fees consisted of fees for financial due diligence services.

Audit Committee Pre-Approval Policy

Section 10A(i)(1) of the Exchange Act and related SEC rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the

Audit Committee of the Board, subject to a "de minimis" exception set forth in the SEC rules (the "De Minimis Exception"). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. All audit-related and non-audit services in 2011 and 2012 were pre-approved by the Audit Committee at regularly scheduled meetings of the Audit Committee or through the process described in this paragraph, and none of such services was performed pursuant to the De Minimis Exception.

PROPOSAL THREE

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and Section 14A of the Exchange Act require that we ask our stockholders to approve, on a non-binding advisory basis, the compensation paid to our named executive officers as disclosed in accordance with the SEC's rules in the section entitled "Executive Compensation" below. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

While this advisory vote to approve executive compensation is non-binding, our Board and the Compensation Committee value the opinions of our stockholders and, to the extent there is any significant vote against the compensation of our named executive officers as disclosed in this Proxy Statement, will consider those stockholders' concerns and evaluate whether any actions are necessary to address those concerns. Please read the section entitled "Compensation Discussion and Analysis — Consideration of 2012 Advisory Vote to Approve Our Executive Compensation" below for additional details on how we considered the results of last year's advisory vote to approve executive compensation.

Our executive compensation programs are designed, through the efforts of our Compensation Committee and its independent compensation consultant, to align the interests of our executives with those of our stockholders by rewarding performance that meets or exceeds established goals. Our executive compensation program is designed to reward superior performance, to attract and retain our named executive officers, and to base compensation on the specific requirements of each position. Under our compensation programs, our named executive officers are rewarded for specific annual and long-term goals. Please read the section entitled "Compensation Discussion and Analysis" for additional details about our executive compensation programs, including information about the compensation of our named executive officers in 2012 and the financial metrics used in our compensation programs.

As we outline in more detail below in the section entitled "Executive Compensation", we believe that our executive compensation program is designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, pursuant to Section 14A of the Exchange Act, we ask our stockholders to vote "FOR" the following resolution at the annual meeting:

> "RESOLVED, that the Company's stockholders approve, on a non-binding advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

Unless our Board of Directors modifies its policy on the frequency of holding "say on pay" advisory votes, the next "say on pay" advisory vote will occur at our 2014 annual meeting of stockholders.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that you vote "**FOR**" the advisory vote approving the compensation of our named executive officers, as disclosed in this Proxy Statement.

PROPOSAL FOUR

APPROVAL OF AN AMENDMENT TO THE 2005 STOCK PLAN

We are asking our stockholders to approve an amendment to our 2005 Stock Plan, as amended to date (the "2005 Plan"), that would, among other changes described below, increase the number of shares of common stock available under our 2005 Stock Plan so that we can continue using it to retain and motivate our current employees, attract highly talented new employees and achieve Atmel's long-term goals for growth. As of March 4, 2013, we had only approximately 5,836,111 shares remaining available for future award under our 2005 Plan, or approximately 3,624,913 available for the issuance of restricted stock units. We have not increased the number of shares available for issuance under our 2005 Plan since 2011.

The Board has approved the amendment, subject to the approval of our stockholders at the Annual Meeting. Approval of the amendment requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote. If the 2005 Plan is not amended as proposed, the current version of the 2005 Plan will remain in effect, without additional shares becoming available, and our ability to issue future equity grants to current employees or new employees will be severely limited. As we discuss below, if we do not have adequate shares available within our 2005 Stock Plan, we would expect to allocate cash resources, as necessary, to accomplish similar corporate objectives. Our named executive officers and directors have an interest in this proposal.

Changes Proposed to the 2005 Plan

We are asking stockholders to approve an amendment to our 2005 Plan that would:

- Increase the number of shares of Atmel's common stock reserved for issuance by 25,000,000 shares, subject to the full value conversion ratio adjustments for restricted stock, restricted stock units and stock purchase rights described in the following bullet (under that conversion ratio, those 25,000,000 shares would only allow us to issue 15,923,566 restricted stock units);
- Require that any shares subject to restricted stock, restricted stock units, and stock purchase rights granted on or after May 9, 2013 (the date of the annual meeting on which the amendment to the 2005 Plan will be voted on by stockholders) be counted against the share issuance limits in Section 4 of the 2005 Plan as one and 57/100 (1.57) shares for every one (1) share subject to such awards; and further require that if shares acquired pursuant to any restricted stock, restricted stock units, and stock purchase rights granted on or after May 9, 2013 are forfeited or repurchased by Atmel and would otherwise return to the 2005 Plan pursuant to Section 4 of the 2005 Plan, one and 57/100 (1.57) times the number of shares so forfeited or repurchased will return to the 2005 Plan and will again become available for issuance;
- Include a provision that prohibits the repricing or exchange of stock appreciation rights; and
- Expressly prohibit the "recycling" of shares repurchased by stock option proceeds.

The Board unanimously recommends that you vote "**FOR**" this proposal because:

- *It is Necessary to Remain Competitive and Retain Talent.* We believe that this increase is essential to ensuring an adequate equity incentive pool to attract, retain, motivate and reward employees and prospective employees in a highly competitive market and is consistent with the compensation practices in our industry and the technology sector in general;
- *Our "Burn Rates" Compare Favorably to Our Industry.* As we discuss below, using the methodologies developed and employed by Institutional Shareholder Services, Inc. ("ISS"), our average "burn rate" for the three-year period 2010 through 2012 was 5.20%, which compares favorably against the current ISS "burn rate" cap of 6.58% for the semiconductor industry.
- *Our "Overhang" Compares Favorably to Our Industry.* To mitigate the dilutive effect of our equity programs, we have repurchased approximately 63.2 million shares over the last three fiscal years. As of December 31, 2012, our "overhang," a concept that may be used to measure the long-term effect of a company's equity compensation programs, was approximately 6.7%, which we believe compares very favorably with other semiconductor and technology companies.

As of March 4, 2013, our 2005 Plan had approximately 5,836,111 shares available for future awards, or approximately 3,624,913 shares available for grants of restricted stock units using our current full value conversion ratio of 1.61. The closing price of our common stock on the NASDAQ Global Select Market was $6.30 per share. If this amendment is approved, our 2005 Plan will have 30,836,111 shares available for future awards to which the 1.57 full value conversion ratio would apply (or approximately 19,640,835 shares available for grants of restricted stock units using the full value conversion ratio of 1.57 described above). The shares available under, and full value conversion ratios applicable to, our 2005 Plan are described more fully below under "Description of the 2005 Plan—Shares Under the 2005 Plan."

Why You Should Vote For this Proposal

The Board believes strongly that this amendment is essential to our long-term success. The Board believes that our use of the 2005 Plan has served effectively to incentivize management and rank-in-file employees and has helped us, as a form of longer-term incentive, achieve a "total stock return," or TSR, of 51.6% in the past five fiscal years.

Our ability to attract, retain, motivate and reward the employees that have been, and will in the future continue to be, critical to our long-term success is dependent, to a large extent, on having an adequate equity pool. Without the proposed amendment to the 2005 Plan, and the requested increase in the number of shares of common stock available for issuance, the Board believes that we will have significant difficulty retaining and motivating our current employees and that we will be at a severe competitive disadvantage when trying to recruit highly talented individuals. In the event that we are not able to add additional shares to our 2005 Plan, it would be likely that we would need to implement cash-based compensation programs to achieve the same purposes for which we have historically used equity awards.

The equity-based awards we grant to employees are common among peer technology companies. Based on reviews conducted by our Compensation Committee, with the assistance of the Compensation Committee's independent compensation consultants, Compensia, Inc. ("Compensia"), our Board believes that our equity award practices are consistent with, and appropriate when compared to, other semiconductor and peer technology companies. Based on those reviews, information and analysis provided by Compensia, management and Radford, and considering the potentially dilutive effects, as described below, of the proposed amendment to our 2005 Plan, our Compensation Committee determined to recommend an increase of 25,000,000 in the number of shares of Atmel's common stock reserved for issuance under our 2005 Plan. While there is no certainty as to how long these additional shares may last within the 2005 Plan, and remain available for grant, the Company last added 19,000,000 shares in 2011; after this amendment, no additional shares can be added without further stockholder consent.

In considering the potentially dilutive effects of the proposed amendment to our 2005 Plan, the Board examined two metrics, annual "burn rate" and "overhang."

"Burn rate" measures the effect of equity compensation on a company over a specified time. To calculate our burn-rate, our Board uses independent "burn rate" calculation methodologies developed and employed by ISS under which our annual "burn rate" is determined by dividing the sum of the number of stock options granted and full value shares awarded (restricted stock units granted and performance-based restricted stock units earned) during a given year by our weighted average common shares outstanding. Under these methodologies, the calculation of "burn rate" applies an ISS multiplier to make adjustments based on stock price volatility. Using this methodology our ISS "burn rate" for 2012 was 3.93% and our average "burn rate" for the three-year period 2010 through 2012 was 5.20%. Our "burn rates" for the three-year period ended December 31, 2012 are set forth below and compare favorably against the current ISS "burn rate" cap of 6.58% for the semiconductor industry:



(1) Consistent with the methodologies employed by ISS, "burn rate" includes performance-based restricted stock units earned in a year, but does not include performance-based restricted stock units granted in that year.

"Overhang" is a concept that may be used to measure the long-term effect of a company's equity compensation programs. There are various methods to calculate and determine "overhang." For purposes of this discussion, we have calculated "overhang" by dividing the total shares underlying all outstanding equity-based compensation by our total number of shares outstanding. This calculation includes all outstanding options (whether or not "in the money") and restricted stock units that may or may not vest because they are not yet earned or because performance criteria may not be achieved. For those reasons, while we view these calculations as helpful in evaluating our use of equity programs, the information is not necessarily dispositive for benchmarking or evaluative purposes. As of December 31, 2012, we had approximately 6.7 million stock options outstanding, approximately 18.4 million unvested restricted stock unit awards outstanding, and approximately 3.4 million unvested performance-based restricted stock units outstanding, which, using the foregoing calculation, represents an "overhang" of approximately 6.7%. The foregoing analysis excludes 0.4 million shares subject to equity awards that we assumed in December 2012 in connection with an acquisition that we completed. We do not plan to issue additional equity under that assumed plan.

In addition, in 2010, we initiated a Board approved share repurchase program to help mitigate the dilutive effect of our equity programs. During 2012, 2011 and 2010, we repurchased approximately 22.7 million, 28.8 million and 11.7 million shares, respectively, of our common stock under this repurchase program, or an aggregate of approximately 63.2 million shares in that three year period. As of December 31, 2012, $127.2 million remained available for repurchasing common stock under this program.

Key Data Regarding Our 2005 Plan

The following table summarizes information regarding the outstanding equity awards and shares available for future awards under our 2005 Plan as of March 4, 2013.

	Exercisable	Non-Exercisable	Total
Total shares underlying all outstanding options under the 2005 Plan(1)	5,925,433	404,643	6,330,076
Weighted average exercise price of outstanding options	4.32	4.57	4.34
Weighted average remaining contractual life of outstanding options (in years)	4.56	6.63	4.64
Total shares underlying all other outstanding equity awards under the 2005 Plan(1)	0	20,480,800	20,480,800
Shares available for future awards under the 2005 Plan			5,836,111
Shares of common stock issued and outstanding:			428,879,162

(1) Excluded from the table are 0.4 million shares subject to equity awards that we assumed in December 2012 in connection with an acquisition that we completed. We do not plan to issue additional equity under that assumed plan.

Approval Required for Amendment

Approval of the amendment requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote. Abstentions are deemed "entitled to vote" and, therefore, count as a vote against this proposal. If stockholders approve the amendment, it will amend the current version of the 2005 Plan. If the amendment is not approved, the current version of the 2005 Plan will remain in effect, without any increase in the number of shares available for issuance. Our named executive officers and members of our Board have an interest in this proposal because they may receive awards under the 2005 Plan. For more information regarding such interests, see the section entitled "Participation in the 2005 Plan" below and the section entitled "Compensation Discussion & Analysis — Standard Director Compensation Arrangements."

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" the approval of the amendment to the 2005 Stock Plan.

Description of the 2005 Plan

The following is a summary of the principal features of the 2005 Plan, as amended by the Board on March 15, 2013, subject to stockholder approval. However, this summary is not a complete description of all of the provisions of the 2005 Plan, and is qualified in its entirety by the specific language of the 2005 Plan. A copy of the March 15, 2013 amendment to the 2005 Plan and a copy of the 2005 Plan are each provided as Appendix A to this Proxy Statement.

Background and Purpose of the 2005 Plan. The 2005 Plan permits the grant of the following types of incentive awards: (1) incentive stock options, (2) nonstatutory stock options, (3) stock purchase rights, (4) stock appreciation rights, and (5) restricted stock units (individually, an "Award" and collectively, the "Awards"). The 2005 Plan is intended to attract and retain employees and consultants of Atmel and its subsidiaries as well as members of our Board, and to promote the success of the our business. The 2005 Plan also is designed to permit us to grant compensation that qualifies as performance-based

compensation under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code").

Administration of the 2005 Plan. The 2005 Plan is administered by the Board or a committee of directors (the "Committee") appointed by the Board (the "Administrator"). The Administrator generally consists of a Committee of at least two directors who qualify as "non-employee directors" under Rule 16b-3 of the Exchange Act, and as "outside directors" under Section 162(m) (so that Atmel is entitled to a federal tax deduction for certain performance-based compensation paid under the 2005 Plan).

Subject to the terms of the 2005 Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards (for example, the exercise price and vesting schedule), and interpret the provisions of the 2005 Plan and outstanding Awards. The Administrator also has authority to amend outstanding Awards subject to the terms and conditions of the 2005 Plan, approve forms of agreement for use under the 2005 Plan, establish rules and regulations relating to the 2005 Plan including sub-plans established for the purpose of satisfying applicable foreign laws, determine the form and manner in which participants of the 2005 Plan may designate beneficiaries of Awards, and permit option holders to satisfy tax withholding obligations by having Atmel withhold shares to be issued upon exercise of an option Award. The Administrator may make all other determinations necessary or advisable for administering the 2005 Plan.

The 2005 Plan was last amended and restated on March 25, 2011 and approved by our stockholders on May 18, 2011.

Shares under the 2005 Plan. As of March 4, 2013, 133,000,000 shares of Atmel's common stock ("Shares") were authorized under the 2005 Plan (that number includes all the shares that have been allocated to the 2005 Plan since it was first created in 2005), of which approximately 5,836,111 Shares remained available for issuance (or approximately 3,624,913 shares available for the issuance of restricted stock units using our current full value conversion ratio of 1.61). If the proposed amendment is approved, the number of Shares authorized under the 2005 Plan will be increased by 25,000,000 (or approximately 15,923,566 shares available for the issuance of restricted stock units using the full value conversion ratio of 1.57), and the aggregate number of Shares authorized under the 2005 Plan will be 158,000,000, although because of prior issuances that have occurred under the 2005 Plan, only a total of approximately 30,836,111 Shares would actually be available for issuance (or approximately 19,640,835 shares available for the issuance of restricted stock units using the full value conversion ratio of 1.57 described more fully below).

If an Award expires or becomes unexercisable without having been exercised in full, the unpurchased Shares will be returned to the available pool of Shares reserved for issuance under the 2005 Plan. Shares of restricted stock repurchased by or forfeited to Atmel also will be available for future issuance under the 2005 Plan. Otherwise, Shares that actually have been issued pursuant to an Award or used to satisfy tax withholding will not be returned to the 2005 Plan.

Shares issued under the 2005 Plan may be authorized, but unissued, or reacquired Atmel common stock. Any Shares covering restricted stock, restricted stock units, or stock purchase rights granted on or after May 9, 2013, will be counted against the 2005 Plan Share reserve as 1.57 Shares for every 1 Share subject thereto and such Shares forfeited or repurchased by Atmel will return to the 2005 Plan and become available for issuance as to 1.57 Shares for every 1 Share forfeited or repurchased. Any Shares covering restricted stock, restricted stock units, or stock purchase rights granted on or after May 18, 2011 and prior to May 9, 2013 that are forfeited or repurchased by Atmel will return to the 2005 Plan and become available for issuance as to 1.61 Shares for every 1 Share forfeited or repurchased. Any Shares covering restricted stock, restricted stock units, or stock purchase rights granted on or after May 14, 2008 but prior to May 18, 2011 that are forfeited or repurchased by Atmel will return to the 2005 Plan and become available for issuance as to 1.78 Shares for every 1 Share forfeited or repurchased. We are retaining those ratios for restricted stock, restricted stock units, or stock purchase rights granted prior to May 9, 2013

because those ratios applied to the 2005 Plan prior to the proposed amendment and, as a result of this provision, continue to govern those earlier granted equity awards.

Eligibility to Receive Awards. The Administrator selects the employees, consultants, and directors who will be granted Awards under the 2005 Plan, except that incentive stock options may be granted only to employees of Atmel or its subsidiaries. As of March 4, 2013, approximately 4,600 of our employees, consultants and directors would be eligible to participate in the 2005 Plan. The actual number of individuals who will receive Awards cannot be determined in advance because the Administrator has the discretion to select the participants.

Stock Options. A stock option is the right to acquire Shares at a fixed exercise price for a prescribed period of time. Under the 2005 Plan, the Administrator may grant nonstatutory stock options and/or incentive stock options (which entitle employees, but not Atmel, to more favorable tax treatment). Each option Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The Administrator will determine the number of Shares covered by each option, but during any fiscal year of Atmel, no participant may be granted options (and/or other Awards) covering more than 5,000,000 Shares, unless in connection with the participant's initial year of service, in which case such participant may be granted options to purchase up to an additional 5,000,000 Shares.

The exercise price of an incentive stock option must be at least 110% of fair market value of the Shares if (on the grant date) the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries. With respect to each participant, the aggregate fair market value of the Shares (determined on the grant date) covered by incentive stock options which first become exercisable by such participant during any calendar year also may not exceed $100,000 (and any excess will be considered nonstatutory stock options). The exercise price of incentive stock options and nonstatutory stock options (except with respect to certain Awards granted in a non-U.S. jurisdiction) must be at least 100% of fair market value of the Shares on the grant date. Any nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) also must have an exercise price of at least 100% of fair market value of the Shares on the grant date.

Options become exercisable at the times and on the terms established by the Administrator. The Administrator also establishes the time at which options expire, but the expiration may not be later than 10 years after the grant date or such shorter term as provided in an Award agreement. In addition, if a participant who, at the time an incentive stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries, the expiration term is five years from the date of grant or such shorter term as provided in the Award agreement.

After termination of service with us by a participant, the participant may exercise his or her option for the period of time determined by the Administrator and stated in the Award agreement. In the absence of a time specified in a participant's Award agreement, a participant may exercise the option within three months of the date of such termination, to the extent that the option is vested on the date of termination, unless such participant's service relationship terminates due to the participant's death or disability, in which case the participant or, if the participant has died, the personal representative of the participant's estate, the beneficiary designated in accordance with the Administrator's requirements or if no administration of the participant's estate is required, the successor-in-interest to whom the right to exercise the option is transferred, may exercise the option, to the extent the option was vested on the date of termination, within 12 months from the date of such termination. However, in no event may an option be exercised later than the expiration of the term of such option as set forth in the Award agreement.

The exercise price of each option must be paid in full in cash (or cash equivalent) at the time of exercise. The Administrator also may permit payment through the tender of Shares that are already owned by the participant, or by any other means that the Administrator determines to be an acceptable form of

consideration subject to the terms of the 2005 Plan. At the time of exercise, a participant must pay any taxes that Atmel is required to withhold.

Stock Purchase Rights. Shares acquired pursuant to a grant of stock purchase rights under the 2005 Plan are restricted stock. Restricted stock will vest in accordance with the terms and conditions established by the Administrator. (See "Performance Goals" below relating to possible vesting based on achievement of certain performance criteria.) The Administrator determines the number of Shares of restricted stock granted to any participant, but during any fiscal year of Atmel, no participant may be granted stock purchase rights (and/or other Awards) covering more than 5,000,000 Shares unless in connection with the participant's initial year of service, in which case such participant may be granted stock purchase rights (and/or other Awards) up to an additional 5,000,000 Shares.

Each stock purchase rights Award is evidenced by an Award agreement specifying the terms and conditions of the Award. A holder of restricted stock will have full voting rights, unless determined otherwise by the Administrator.

Atmel has never issued stock purchase rights under the 2005 Plan.

Stock Appreciation Rights. Stock appreciation rights ("SARs") are Awards that grant the participant the right to receive an amount (in the form of cash, Shares of equal value, or a combination thereof, as determined by the Administrator) equal to the product of (1) the number of shares exercised, times (2) the amount by which Atmel's stock price exceeds the exercise price. The Administrator may grant (i) tandem SARs exercisable for all or part of the Shares subject to the related option upon surrender of the right to exercise the equivalent portion of the related option, (ii) affiliated SARs which are deemed exercised upon exercise of the related option, and (iii) freestanding SARs exercisable on the terms and conditions determined by the Administrator.

Each SAR Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The exercise price is set by the Administrator but cannot be less than 100% of the fair market value of the covered Shares on the grant date. A SAR may be exercised based on the conditions established by the Administrator. SARs expire under the same rules that apply to options and are subject to the same per-person limits (i.e., 5,000,000 covered Shares for SARs and/or other Awards in any fiscal year unless in connection with the participant's initial year of service, in which case such participant may be granted SARs covering up to an additional 5,000,000 Shares).

Atmel has never issued stock appreciation rights under the 2005 Plan.

Restricted Stock Units. Restricted stock units are Awards that result in a payment to a participant (in the form of cash, Shares of equal value, or a combination thereof, as determined by the Administrator) only if performance goals and/or other vesting criteria (for example, continued employment or service) established by the Administrator are achieved or the Awards otherwise vest. Each restricted stock units Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The applicable performance goals or vesting criteria (which may be based solely on continued service to Atmel and its subsidiaries) will be determined by the Administrator, and may be applied on a company-wide, divisional or individual basis, based on applicable federal or state securities laws, or any other basis determined by the Administrator (see "Performance Goals" below for more information).

During any fiscal year of Atmel, no participant may receive restricted stock units (and/or other Awards) covering greater than 5,000,000 Shares unless in connection with the participant's initial year of service, in which case such participant may be granted restricted stock units (and/or other Awards) covering up to an additional 5,000,000 Shares. The Administrator establishes the initial value of each restricted stock unit on or before the date of grant.

Performance Goals. The Administrator (in its discretion) may make performance goals applicable to a participant with respect to an Award. At the Administrator's discretion, one or more of the following performance goals may apply:

- Cash Flow
- Earnings per Share
- Margin (gross or operating)
- Market Share
- Net Income
- Operating Profit
- Product Development
- Product Unit Sales
- Revenue
- Total Stockholder Return

The performance goals may differ from participant to participant and from Award to Award. Any criteria used may be measured, as applicable (1) in absolute terms, (2) in relative terms (including, but not limited to, comparisons against time, financial metrics or another company or companies and/or versus other performance goals or metrics), (3) in dollar or percentage terms, (4) against the performance of Atmel as a whole or against particular segments or products of Atmel and/or other companies, (5) on a per Share and/or per capita basis or against all outstanding Shares, (6) on a GAAP or non-GAAP basis and/or (7) on a pre-tax or after-tax basis. The Administrator shall determine whether any element(s) (for example, but not by way of limitation, the effect of mergers or acquisitions or restructuring activities) shall be included in or excluded from the calculation of any performance goals with respect to any participants (whether or not such determinations result in any performance goal being measured on a basis other than generally accepted accounting principles).

By granting Awards that vest upon achievement of performance goals, the Administrator may be able to preserve Atmel's deduction for certain compensation in excess of $1,000,000. Section 162(m) limits Atmel's ability to deduct annual compensation paid to each of Atmel's Chief Executive Officer and "covered employees" (within the meaning of Section 162(m)) to $1,000,000 per individual. However, to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, our Board has not adopted a policy, and our 2005 Plan does not require, that all compensation must be deductible on our federal income tax returns. Atmel can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the 2005 Plan, setting limits on the number of Awards that any individual may receive, and for Awards other than stock options and stock appreciation rights, establishing performance criteria that must be met before the Award actually will vest or be paid. The performance goals listed above, as well as the per-person limits on shares covered by Awards, permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting Atmel to receive a federal income tax deduction in connection with such Awards. These limitations do not prevent Atmel from issuing performance-based awards that have other performance criteria that are not within the prescribed list if the Administrator determines that those criteria would be more appropriate; in the event that the Administrator determines to apply performance criteria that are not those listed in the 2005 Plan or are substantially modified from the categories referred to in the 2005 Plan, those awards will remain effective, but the deductibility of that compensation under Section 162(m) may be eliminated. We currently have a 2011 Long-Term Performance-Based Incentive Plan, which our

Compensation Committee has discretion to implement notwithstanding any potential loss of such deductibility.

Limited Transferability of Awards. Awards granted under the 2005 Plan generally may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution and may be exercised, during the lifetime of the participant, only by the participant. Notwithstanding the foregoing, the Administrator may permit an individual to transfer an Award to an individual or entity. Further, with respect to any Award or type of Award or participant or class of participants under the Plan, the Administrator may permit the participant to designate the beneficiary of such Awards in the event of the participant's death. Any transfer will be made in accordance with procedures established by the Administrator.

Awards to be Granted to Certain Individuals and Groups. The number of Awards (if any) that an employee, consultant, or director may receive under the 2005 Plan is in the discretion of the Administrator and therefore cannot be determined in advance.

Adjustments upon Changes in Capitalization. If Atmel experiences a stock split, reverse stock split, stock dividend, combination or reclassification of Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by Atmel, the number and class of Shares available for issuance under the 2005 Plan, the number, class and price of Shares covering outstanding Awards, and the numerical per-person limits on Awards, will be proportionately adjusted to reflect the change in capitalization. Any conversion of convertible securities of Atmel will not cause an adjustment as described in the previous sentence.

Adjustments upon Liquidation or Dissolution. In the event of a liquidation or dissolution of Atmel, the Administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and any unexercised Award will terminate upon such transaction. The Administrator may, in its sole discretion, provide that each participant will have the right to exercise, until ten days prior to such transaction, all or any part of the Award, including Shares as to which the Award otherwise would not be exercisable. Awards granted after August 14, 2008, that may be considered "deferred compensation" within the meaning of Code Section 409A will not accelerate upon a liquidation or dissolution of Atmel, unless otherwise determined by the Administrator.

Adjustments upon Merger or Asset Sale. The 2005 Plan provides that in the event of a merger with or into another corporation or a sale of all or substantially all of Atmel's assets (with respect to Awards granted prior to August 14, 2008, or with respect to Awards granted on or after August 14, 2008, excluding any merger with or into another corporation that would result in the voting securities of Atmel outstanding immediately prior thereto continuing to represent at least 50% of the total voting power represented by the voting securities of Atmel or any such surviving entity or its parent outstanding immediately after such merger), the successor corporation will assume or substitute an equivalent Award for each outstanding Award. In the event that the successor corporation refuses to assume or substitute for an Award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and SARs, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, and, with respect to restricted stock units, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, with respect to options and SARs that become fully vested and exercisable in lieu of assumption or substitution, the Administrator will notify the participant that such Award will be fully vested and exercisable for a period of 15 days from the date of such notice, and the option or SAR will terminate upon the expiration of such period.

Summary of U.S. Federal Income Tax Consequences

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and Atmel of equity awards granted under the 2005 Plan. Tax consequences for any particular individual may be different.

Incentive Stock Options. An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, Atmel will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the determination date (see discussion under "Nonstatutory Stock Options" below) and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by Atmel for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the determination date of an incentive stock option (see discussion under "Nonstatutory Stock Options" below) is treated as an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options. Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares on the determination date (as defined below). If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The "determination date" is the date on which the option is exercised unless the shares are subject to a substantial risk of forfeiture (as in the case where an optionee is permitted to exercise an unvested option and receive unvested shares which, until they vest, are subject to forfeiture or repurchase upon the optionee's termination of service) and are not transferable, in which case the determination date is the earlier of (1) the date on which the shares become transferable or (2) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the exercise date, the optionee may elect, pursuant to Section 83(b) of the Code, to have the exercise date be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the option is exercised. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. No tax deduction is available to Atmel with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Appreciation Rights. In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock. A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the "determination date" (as defined above under "Nonstatutory Stock Options"). If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Issuance. A recipient of a fully vested stock issuance will recognize income generally measured by the fair market value of the shares on the date of grant, less the purchase price paid (if any). A recipient of a stock issuance that is subject to a vesting schedule will not recognize any income at the time of grant unless he or she elects to be taxed at that time by filing a Section 83(b) election with the Internal Revenue Service within 30 days of the issuance. Instead, the recipient of an unvested stock issuance will generally recognize income in an amount equal to the difference between the fair market value of the stock at the time of vesting and the amount paid for the stock, if any. Any taxable income recognized by a recipient who is also an employee in connection with a stock issuance will be subject to tax withholding by Atmel. The Company will generally be entitled to an income tax deduction in the same amount as the ordinary income recognized by the recipient. Upon a disposition of such shares by the recipient, any gain or loss is treated as long-term or short-term capital gain or losses, depending on the length of time the recipient held the shares.

Restricted Stock Units. There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the Administrator or a participant. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Section 409A. Section 409A of the Code provides requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2005 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for Atmel. The Company generally will be entitled to a tax deduction in connection with an award under the 2005 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option).

Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) of the Code and applicable guidance.

THE FOREGOING IS NOT INTENDED TO BE TAX ADVICE AND IS ONLY A SUMMARY OF THE TAX EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND ATMEL CORPORATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE 2005 PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A SERVICE PROVIDER'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE SERVICE PROVIDER MAY RESIDE.

Amendment and Termination of the 2005 Plan

The Board generally may amend or terminate the 2005 Plan at any time and for any reason. However, no amendment, suspension, or termination may impair the rights of any participant without his or her consent. Certain amendments to the 2005 Plan require stockholder approval, including:

- A material increase in benefits accrued to participants under the 2005 Plan;
- An increase in the number of shares that may be optioned or sold under the 2005 Plan;
- A material modification (expansion or reduction) of the class of participants in the 2005 Plan; or
- A provision permitting the Administrator to lapse or waive restrictions on Awards at its discretion.

Participation in the 2005 Plan

The grant of Awards under the 2005 Plan to employees, including the named executive officers named in the table below, is subject to the discretion of the Administrator. For illustrative purposes only, the following table sets forth information with respect to the grant of Awards under the 2005 Plan to the named executive officers identified in the table below, to all executive officers as a group, to all non-employee directors as a group and to all other employees as a group during Atmel's last fiscal year ended December 31, 2012:

Name of Individual or Identity of Group and Position	Grants of Awards (#)(1)	Grant Date Value of Awards ($)(2)
Steven Laub *President and Chief Executive Officer*	813,500	4,832,190
Stephen Cumming *Vice President, Finance and Chief Financial Officer*	152,500	905,850
Tsung-Ching Wu *Executive Vice President, Office of the President*	194,900	1,157,706
Robert Valiton *Senior Vice President, General Manager*	156,700	930,798
Scott Wornow *Senior Vice President and Chief Legal Officer*	131,300	779,922
Walt Lifsey(3) *Former Executive Vice President and Chief Operating Officer*	194,900	1,157,706
All non-employee directors, as a group (5 persons)	106,300	771,738
All employees who are executive officers, as a group (6 persons)(4)	1,544,700	9,230,868
All employees who are not executive officers, as a group(5)	6,999,853	43,888,182

(1) Consists of restricted stock units. Each restricted stock unit represents a contingent right to receive one share of Atmel's common stock.

(2) Amounts shown do not reflect compensation actually received. Instead the dollar value of these awards is the aggregate grant date fair value computed in accordance with FASB ASC 718, excluding any estimate of future forfeitures related to service-based vesting conditions.

(3) Mr. Lifsey retired effective October 31, 2012. Pursuant to an agreement with the Company, Mr. Lifsey will continue to serve as an independent contractor and consultant to the Company for a period of up to two years and Mr. Lifsey's equity awards, including the award described in this table, will continue to vest until May 15, 2013.

(4) Does not include annual restricted stock awards granted to Mr. Lifsey who retired effective October 31, 2012.

(5) Excluded from the table are 0.4 million shares we assumed under an equity incentive plan that we assumed as part of an acquisition we completed in December 2012. These shares remain governed by the terms and conditions of that incentive plan. We do not plan to issue additional equity under that plan.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Atmel's compensation program is administered by Atmel's Compensation Committee (the "Committee"). Our program is focused on pay-for-performance. The Committee consists of four independent directors and is advised by an independent compensation consultant, Compensia, as described more fully below.

Atmel's executive compensation program is tailored to, and seeks to address, our competitive positioning, and performance, within the highly cyclical and competitive global semiconductor industry. The three primary elements of our executive compensation program are: (i) base salary; (ii) incentive bonus; and (iii) long-term incentives provided through equity awards. The Committee does not follow a precise formula in allocating compensation among those elements, but generally believes that the more senior the executive the greater the extent to which the executive's total compensation should be allocated to the annual incentive bonus opportunity and equity value relative to base salary. The Committee does not target specific competitive levels of pay for individual executives, as described in more detail below under "2012 Executive Compensation and Evaluation Process."

Our "named executive officers," or NEOs, for 2012 were:

- Steven Laub, our President and Chief Executive Officer;
- Stephen Cumming, our Vice President of Finance and Chief Financial Officer;
- Tsung-Ching Wu, our Executive Vice President — Office of the President;
- Robert Valiton, our Senior Vice President and General Manager, Automotive, Aerospace and Memory Business Units;
- Scott Wornow, our Senior Vice President and Chief Legal Officer; and
- Walt Lifsey, our former Executive Vice President and Chief Operating Officer (who retired effective October 31, 2012).

For 2012, the Committee made the following key compensation-related decisions for its NEOs:

Name	2012 Base Salary Increase from 2011	2012 Executive Incentive Bonus as a Percentage of Target Bonus	2012 Annual Time-Based Restricted Stock Unit Awards (#)	2012 Performance-Based Restricted Stock Unit Awards
Steven Laub	0%	51%	813,500	0
Stephen Cumming	2%	46%	152,500	0
Tsung-Ching Wu	0%	47%	194,900	0
Robert Valiton	3%	45%	156,700	0
Scott Wornow	3%	78%	131,300	0
Walt Lifsey(1)	0%	—	194,900	0

(1) Mr. Lifsey retired effective October 31, 2012.

As the table above indicates, our Chief Executive Officer did not receive a base salary increase in 2012. The average executive incentive bonus for our NEOs (excluding Mr. Lifsey), as a percentage of their target bonus, was 53.3% in 2012, compared to 128.0% in 2011. In addition, no performance-based share awards were granted to any of our NEOs in 2012.

Compensation Goals and Practices

Atmel's compensation goals are generally intended to:

- attract, retain, motivate and reward highly talented executives who are key to our business success;
- link total compensation with the achievement of both Atmel's strategic objectives (financial and non-financial) and individual performance goals; and
- align the interests and objectives of Atmel's executives with the interests of our stockholders.

Advancing Our Compensation Practices

Atmel has adopted several compensation and corporate governance practices and policies that our Board believes help to advance our compensation goals, including:

- *Complete Independence of Compensation Review.* Our Compensation Committee consists solely of independent directors, who establish our compensation practices;
- *Pay for Performance Model.* Our executive compensation focuses on corporate results and individual performance;
- *Variable Pay and Long-Term Equity Incentive Awards Represent the Substantial Portion of Total Compensation.* For 2012, approximately 81.3% of our named executive officer's total target compensation was variable-based. Of that 81.3%, approximately 62.2% was focused on long-term performance and was paid through equity grants that vest over a four year period and which seek to encourage and promote a long-term perspective and outlook;
- *Chairman and CEO Roles are Split.* Our Chairman of the Board is an independent director and not an employee;
- *No Employment Agreements.* Other than our Chief Executive Officer, none of our NEOs has an employment agreement, and none of our NEOs are guaranteed salary increases or bonuses for any year;
- *Prohibition on Hedging and Short Sales.* Our directors and officers are prohibited from engaging in short sales or transactions in derivative securities, including hedging transactions;

- *Prohibition on Pledging.* Our directors and officers are prohibited from pledging their equity as collateral for loans;

- *Limited Perquisites.* We do not generally provide perquisites to our named executive officers , other than benefits with broad-based employee participation that are standard in the semiconductor industry, such as employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, and business travel insurance;

- *No Tax Gross-Ups.* Executive officers do not receive tax "gross-ups" on compensation;

- *Independent Compensation Advisor.* Since 2006, our Compensation Committee has engaged an independent consultant, Compensia, as its advisor to provide analysis, advice and guidance on executive compensation; and

- *Consideration of the Stockholder Advisory Vote.* Our Compensation Committee considers the voting results on the stockholder advisory vote on executive compensation at each annual stockholder meeting.

Corporate Performance

At least annually, the Committee evaluates Atmel's performance, both relative and absolute, within the semiconductor industry and the microcontroller sector within which Atmel generates a majority of its revenues. In addition to those absolute and relative assessments, the Committee also considers global economic conditions and their effect on corporate performance, with the objective of also seeking to evaluate performance metrics that are more within the control of Company management.

Atmel Executive Compensation Varies with Performance

Annual compensation for our NEOs as a group varies year to year based on corporate results and individual performance. For 2012, approximately 81.3% of our NEOs' total target compensation was variable-based. Of that 81.3%, approximately 62.2% was focused on long-term performance and was paid through equity grants that vest over a four year period. The value of these equity grants may vary over time and the initial "grant date value" may not be the value of the grants when they actually vest or when an employee sells the shares. The remaining variable compensation, which constitutes 19.1% of total target compensation, was focused on short-term performance, and will be paid in cash based on corporate and individual performance in 2012.

The chart below shows the relative percentages of variable target compensation (88.9%) versus fixed target compensation (11.1%) for our Chief Executive Officer in 2012, and the relative percentages of variable target compensation (75.6%) versus fixed target compensation (24.4%) for our NEOs, excluding our Chief Executive Officer, in 2012.

2012 Pay Mix: CEO Target Total Compensation



2012 Pay Mix: NEOs Average (excluding CEO) Target Total Compensation



2012 Executive Compensation and Evaluation Process

The Committee reviews our executive compensation program throughout the year. Individual performance for all executive officers, other than our Chief Executive Officer, is assessed by the Chief Executive Officer who then makes recommendations to the Committee. Irrespective of those recommendations, the Committee retains full discretion to approve or modify any of the NEO recommendations made by the Chief Executive Officer. The Committee alone assesses the individual performance of our Chief Executive Officer.

The three primary elements of Atmel's executive compensation programs are: (i) base salary; (ii) incentive bonus; and (iii) long-term incentives provided through equity awards. The Committee does not follow a precise formula in allocating compensation among those elements, but generally believes that the more senior the executive the greater the extent to which the executive's total compensation should be allocated to the annual incentive bonus opportunity and the equity target value relative to base salary. Long-term incentives, which in recent years have been provided through restricted stock units (RSUs) and periodic grants of performance-based restricted stock unit awards, constitute a significant majority of total executive compensation because they most closely tie actual compensation to Atmel's stock price performance and the long-term interests of Atmel stockholders.

The Company also supplements its primary compensation program by providing: (i) deferred compensation benefits; (ii) retirement benefits provided under a 401(k) plan or as typically provided in the country where our executive officers reside; and (iii) generally available benefit programs, such as life insurance, health care benefits and participation in our employee stock purchase plan. The Committee considers these to be secondary elements of Atmel's compensation program because they typically comprise a small percentage of the total compensation of our executive officers and are generally set at levels such that they would not constitute a strong factor in rewarding financial or operational performance, and are not as heavily emphasized in attracting and retaining our executive officers.

In addition, Atmel provides its executive officers with certain severance and other payments following a termination of employment, including in connection with a change of control.

The Committee reviews the primary elements of our executive compensation program on an annual basis and reviews the other elements from time to time to ensure that compensation levels are consistent with both individual and Company performance and remain competitive. In early 2012, the Board approved our annual operating plan, which reflected our expectations for Company performance, based on information available at the end of 2011 and the beginning of 2012. That plan was developed and adopted

while global macro-economic conditions remained uncertain and volatile, which continued to be the case throughout 2012. Based on that plan, and other factors considered by the Committee, the Committee established goals for revenue, non-GAAP operating margin and other strategic matters that were reflected in Atmel's 2012 Executive Incentive Plan (the "Executive Incentive Plan"). The Committee also reviewed and approved management objectives for each of our NEOs and for other senior members of Atmel's management.

Base Salary

The following table sets forth the base salaries for our NEOs in 2012 and 2011:

Name and Title	Base Salary for 2012 ($)	Base Salary for 2011 ($)	Percentage Increase
Steven Laub *President and Chief Executive Officer*	755,000	755,000	0%
Stephen Cumming* *Vice President, Finance and Chief Financial Officer*	410,000	402,300	2%
Tsung-Ching Wu *Executive Vice President, Office of the President*	509,200	509,200	0%
Robert Valiton* *Senior Vice President, General Manager*	370,000	360,000	3%
Scott Wornow* *Senior Vice President and Chief Legal Officer*	385,000	375,000	3%
Walt Lifsey *Former Executive Vice President and Chief Operating Officer**	500,000	500,000	0%

* Mr. Cumming's 2012 base salary was increased to reflect market terms and competitive pay practices. Mr. Valiton received an increase in base salary in 2012 to reflect the additional responsibilities and role he assumed as General Manager of our Aerospace business unit in the latter part of 2011. Mr. Wornow received an increase in base salary in 2012 to reflect market terms and competitive pay practices. Mr. Lifsey retired effective October 31, 2012.

Incentive Bonuses

Payment of annual incentive bonuses depends on the achievement of corporate financial and individual performance goals. In consultation with Compensia, the Committee adopted Atmel's Executive Incentive Plan in early 2012. The Executive Incentive Plan is a cash incentive program designed to motivate participants to achieve Atmel's financial and other performance objectives, and to reward them for their achievements. All of Atmel's executive officers were eligible to participate in the Executive Incentive Plan.

Target awards for NEOs ranged from 75% to 160% of such officer's base salary, reflecting the Committee's intention to weight a greater percentage of total target annual cash compensation for more senior executives in the form of variable, performance-based pay. Actual amounts paid could range from zero to 200% of an individual's incentive target, depending upon the level of achievement of the various pre-established performance goals.

The performance goals established by the Committee under the Executive Incentive Plan were tied to achievement of (i) Company financial performance objectives based on Atmel's annual revenue and non-GAAP operating profit percentage (as described below) as compared to our annual operating plan, and (ii) individual performance objectives approved by the Committee. For our executive officers who are

also business unit heads, the Committee established additional business unit objectives tied to the business unit's annual revenue and non-GAAP operating profit percentage. These performance criteria were weighted as follows:

Corp Executives	Corporate Financial Objectives (75%) Revenue (37.5%) Non-GAAP Operating Profit (37.5%)		Individual Objectives(25%)
Business Unit Executive	Corporate Financial Objectives (25%)	Business Unit Financial Objectives (50%)	Individual Objectives (25%)

- For our Chief Executive Officer and other executive officers that were not business unit heads, the Committee chose two primary measures: (i) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 37.5% each); and (ii) individual performance objectives (weighted at 25%), which included strategic, profitability, operational, human resources and teamwork oriented objectives (except for our Chief Executive Officer, for whom the objectives included investor objectives rather than teamwork oriented objectives).
- For the executive officer who is also a business unit head, the Committee chose three primary measures: (i) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 12.5% each); (ii) the business unit's financial objectives, which consisted of the business unit's revenue and non-GAAP operating profit percentage (weighted at 25% each); and (iii) individual performance objectives (weighted at 25%), which included strategic, profitability, operational, human resources and teamwork oriented objectives.

For measurement purposes, revenue and non-GAAP operating profit percentages are adjusted from GAAP results to exclude the effect of stock-based compensation expense, restructuring and impairment charges, acquisition and divestiture related expenses, certain legal, accounting and related expenses, and other items approved by the Committee with the intent of helping to assess Atmel's operating results in a manner that is focused on the performance of its ongoing operations.

The Committee set a minimum hurdle, target objective and maximum goals for revenue and operating profit percentage for the Executive Incentive Plan as follows: (i) for achieving the minimum hurdle, 2012 bonuses would be paid out at 75%; (ii) for achieving the target objective, 2012 bonuses would be paid out at 100%; and (iii) for achieving the maximum goals, 2012 bonuses would be paid out at 200%. The Committee measures achievement of each such factor independently, and executives must meet a threshold for each factor in order to receive any credit for that factor. Awards under the Executive Incentive Plan are generally scaled in a linear fashion, once the minimum hurdle has been achieved, although the Committee retains discretion to modify the bonus that would otherwise be payable based on actual performance.

The Committee set Atmel's 2012 target revenue objective at $1,695 million, before adjustments, and set Atmel's 2012 non-GAAP operating profit percentage objective at 18.9%, before adjustments (both objectives are adjusted, based on actual results, to exclude the effect of stock-based compensation expense, restructuring and impairment charges, acquisition and divestiture related expenses, certain legal, accounting and related expenses, and other items approved by the Committee). The Committee set Atmel's business unit financial goals at levels the Committee deemed necessary to achieve Atmel's company-wide financial performance goals reflected in the above table, and require a similar degree of achievement as Atmel's company-wide criteria. Because we do not provide business unit level guidance, we are not disclosing these competitively sensitive goals.

In connection with its review, the Committee considered our financial and operating results for 2012. For 2012, our net revenue totaled $1.43 billion, a decrease of 21%, or $370.9 million, from $1.80 billion in net revenue for 2011. Revenue for 2012 was lower than 2011 primarily as a result of lower sales throughout our distribution channel, particularly in Asia. We also continued to see softer global demand in mobile devices and industrial markets, as the economic slowdown affected our customers and their purchasing requirements. A full discussion of our financial results can be found in our 2012 Annual Report on Form 10-K.

Following review of our financial and operating performance for 2012 and the other factors discussed in the section entitled "2012 Fiscal Performance" above, the Committee concluded that Atmel satisfied the hurdle rate with respect to its revenue objective for 2012, which was established at 85% of adjusted target revenue, as adjusted in the manner described above. As a result, each named executive officer who is a corporate executive received approximately 75% of the 37.5% incentive bonus portion allocable to revenue performance under the Executive Incentive Plan (Mr. Valiton, who is a business unit executive, received approximately 75% of the 12.5% incentive bonus portion allocable to revenue performance under the Executive Incentive Plan). The Committee further concluded that we had not achieved the hurdle rate for non-GAAP operating profit percentage. As a result, none of the named executive officers received a bonus for 2012 payable in respect of that performance metric. Individual performance objectives were weighted at 25% of the target incentive bonus, which included an assessment by the Committee of strategic, profitability, operational, human resources and teamwork oriented objectives for each named executive officer (except for our Chief Executive Officer, for whom the objectives included investor objectives rather than teamwork oriented objectives). The individual performance metric can range from 0% to 300% (subject to the aggregate bonus cap of 200% discussed above) for each named executive officer depending on the Committee's evaluation of that officer's performance in 2012. Actual incentive bonus payments reflect a blend of those factors across the various performance criteria.

Based on the foregoing considerations, the Committee made the following incentive awards to our NEOs for 2012:

Name	Fiscal 2012 Target Executive Incentive as % of Base Salary	Fiscal 2012 Target (Potential) Executive Incentive ($)	Fiscal 2012 Actual Executive Incentive Payout ($)
Steven Laub	160%	1,208,000	613,224
Stephen Cumming	85%	348,500	159,486
Tsung-Ching Wu	85%	432,820	203,484
Robert Valiton	80%	296,000	132,163
Scott Wornow	75%	288,750	225,986
Walt Lifsey(1)	85%	—	—

(1) Mr. Lifsey retired effective October 31, 2012.

Long-Term Incentive Compensation

Atmel provides long-term incentive compensation through equity awards that generally vest over multiple years, including performance-based awards that vest upon the achievement of performance goals. Atmel's equity compensation program is intended to align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to achieve long-term stockholder value. The equity compensation program also is designed to attract, retain and motivate highly talented executives.

Our Committee regularly monitors the environment in which Atmel operates and makes changes to our equity compensation program to help us meet our compensation objectives, including achieving long-term stockholder value. In recent years, the Committee has relied primarily on annual RSUs grants

(with four year vesting schedules) and periodic grants of performance-based restricted stock units (which generally utilize three-year performance criteria). In recent years the Committee has only granted such performance-based restricted stock units once every three years. Although this approach, as a result of the application of SEC reporting rules, can create volatility in the value of compensation as reported in the Summary Compensation Table included in this Proxy Statement, the Committee believes that the combination of annual RSU grants and the issuance of performance-based restricted stock units appropriately aligns executives' compensation with shareholder interests. The Committee further believes that our compensation practices effectively serve to incent and retain management through cyclical upturns and downturns that traditionally affect the semiconductor industry and properly reward our executives for achieving near-term and long-term business goals. From time to time, the Committee also makes special one-time equity grants during the year when an executive is promoted or that executive's employment status is changed.

Performance-Based Restricted Stock Units

Unlike many of Atmel's peers, we have not historically granted performance-based restricted stock units to employees each year. Instead, the Committee previously determined that unique grants, with performance periods that extend over several years, offer a preferable methodology for aligning stockholder and management interests. Prior to 2011, we had not adopted a performance-based equity program since 2008.

Because Atmel granted performance-based restricted stock units to NEOs in 2011, we did not grant performance-based restricted stock units in 2012 to any NEOs. The Company will only include newly promoted employees or new hires in the 2011 Plan at the direction of the Committee. Based on the Committee's review of compensation practices within the semiconductor industry, and advice received from Compensia regarding market practices for performance-based plans of our peers and competitors, the Committee expects, in 2013, to review and evaluate whether our practice of granting performance-based restricted stock units with three-year performance periods, which results in large initial equity grants with no subsequent equity grants for several years thereafter, remains an effective and appropriate compensation approach for us. As part of that evaluation, the Committee expects to consider, in the alternative, one-year performance-based plans, with overlapping performance periods and annual performance-based grants that are smaller than the three-year performance-based awards that we granted in 2008 and then in 2011.

Below is a table that sets forth the awards of performance-based restricted stock units to our NEOs. Atmel is currently operating under our 2011 Long-Term Performance-Based Incentive Plan ("2011 Plan"),

which is a three-year performance-based equity program. Thus, we did not grant performance-based restricted stock units to our NEOs in 2012:

Executive	Grant Date	Target Payout (Based on Market Value on Date of Grant) ($)(1)(2)	Performance Period	Target/Actual Earned Date	Actual Payout
Steve Laub	2010	0 (no performance shares granted)			
	2011	$5,600,000	3 years	On or before March 14, 2014	Not yet determined
	2012	0 (no performance shares granted)			
Stephen Cumming	2010	0 (no performance shares granted)			
	2011	$805,000	3 years	On or before March 14, 2014	Not yet determined
	2012	0 (no performance shares granted)			
Tsung-Ching Wu	2010	0 (no performance shares granted)			
	2011	$980,000	3 years	On or before March 14, 2014	Not yet determined
	2012	0 (no performance shares granted)			
Robert Valiton	2010	$127,600 under expired plan(3)			
	2011	$875,000	3 years	On or before March 14, 2014	Not yet determined
	2012	0 (no performance shares granted)			
Scott Wornow	2010	0 (no performance shares granted)			
	2011	$630,000	3 years	On or before March 14, 2014	Not yet determined
	2012	0 (no performance shares granted)			
Walt Lifsey	2010	0 (no performance shares granted)			
	2011	$980,000	3 years	N/A(4)	N/A(4)
	2012	0 (no performance shares granted)			

(1) These amounts do not correspond to the actual value that will be recognized by the named executive officers, if any. Executive officers are not guaranteed to receive any of the shares subject to this performance plan unless, and until, the applicable performance criteria have been achieved over the three-year performance period. The payout value is based on the closing price of our common stock on the NASDAQ Global Select Market of $14.00 per share on the date of grant (May 23, 2011) and reflects achievement at the target level under the 2011 Plan for three years (January 1, 2011 through December 31, 2013) and award of the target number of shares. The metrics for performance-based restricted stock units under our 2011 Plan are described in further detail in below. Based on the closing price of our common stock on the NASDAQ Global Select Market of $6.55 per share on December 31, 2012, realizable value, assuming achievement at the target level, would have been as follows: Mr. Laub: $2,620,000, Mr. Cumming: $376,625, Mr. Wu: $458,500, Mr. Valiton: $409,375, Mr. Wornow: $294,750, and Mr. Lifsey: $458,500. These amounts do not correspond to the actual value that will be recognized by the named executive officers, if any.

(2) Assuming achievement at the maximum level under the 2011 Plan for three years (January 1, 2011 through December 31, 2013), the payout value, which reflects the market value as of the date of grant (May 23, 2011), of the maximum number of shares would be as follows: Mr. Laub: $11,200,000, Mr. Cumming: $1,610,000, Mr. Wu: $1,960,000, Mr. Valiton: $1,750,000, Mr. Wornow: $1,260,000, and Mr. Lifsey: $1,960,000. These amounts do not correspond to the actual value that will be recognized by the NEOs, if any.

(3) Mr. Valiton received a grant of performance shares in 2010 in connection with a promotion under a now expired 2008 performance-based incentive award program. The payout value for that expired plan is based on the closing price of our common stock on the NASDAQ Global Select Market of $5.80 per share on the date of grant (August 12, 2010).

(4) Mr. Lifsey retired effective October 31, 2012 and will not receive any of the stock underlying his 2011 performance-based restricted stock unit award.

Under the 2011 Plan, Atmel's performance across three, one-year performance periods (2011, 2012 and 2013) and over the cumulative three-year performance period (2011-2013) determines the number of shares an executive officer will receive under their performance-based restricted stock unit awards, as described below:

Performance Period	Percentage of Maximum Shares Subject to Performance-based Restricted Stock Unit Award that May Be Credited to Participant	Minimum Performance Conditions to Achieve 100% of Award
Three one-year performance periods (2011, 2012 and 2013)	Up to 50% No more than one-third (approximately 16.7%) of that amount can be credited based on performance in any one year	Satisfy targeted pro forma operating margin, and Atmel's adjusted revenue for the one-year period is either: (a) better than a specified percentage of the peer semiconductor group, or (b) better than a specified percentage of the peer microcontroller group (as described below).
Aggregate three-year performance period (January 1, 2011 through December 31, 2013)	Up to 100% The maximum amount credited, when taken together with the amount credited under each of the three one-year performance periods, cannot exceed 100%	Satisfy targeted pro forma operating margin, and Atmel's adjusted revenue for the cumulative three-year period is either: (a) better than a specified percentage of the peer semiconductor group, or (b) better than a specified percentage of the peer microcontroller group (as described below).

In order to receive 100% of the shares under a performance-based restricted stock unit awarded under the 2011 Plan, (a) all of the performance goals over each one-year performance period (2011, 2012 and 2013) must be achieved and the target performance goals over the three-year cumulative performance period (from January 1, 2011 through December 31, 2013) must be achieved, or (b) if not all of the performance goals over each one-year performance period (2011, 2012 and 2013) are achieved, then the three-year cumulative performance period (from January 1, 2011 through December 31, 2013) performance must exceed the target performance goals for that period. Shares underlying performance-based restricted stock units can be credited to the award holder each year based on performance, but the shares will not vest, or be released, until the Committee makes its final determination regarding the satisfaction of the performance metrics for the three-year cumulative period. The Committee expects to make this final determination in early 2014. In addition, to receive the shares, executives are generally required to serve through the date on which the Committee makes this final determination under the 2011 Plan, except, as determined by the Committee, in the event of death, disability or a change of control.

In order for any shares to be credited under a performance-based restricted stock unit awarded under the 2011 Plan in respect of any one-year performance period (2011, 2012 and 2013) or the cumulative three-year performance period (2011-2013), Atmel must achieve a pro forma operating margin of at least 20% for such performance period. Pro forma operating margin is calculated as Atmel's operating profit as reported in its Annual Report on Form 10-K, as adjusted to exclude the effect of stock-based compensation expense, restructuring and impairment charges, acquisition and divestiture related expenses, certain legal, accounting and related expenses, and other items approved by the Committee, divided by Atmel's Net Revenue as reported in its Annual Report on Form 10-K, as adjusted, in the discretion of the Committee, to exclude or include the effects of merger, acquisition, divestiture and similar extraordinary transactions. The Committee is required by the terms of the 2011 Plan to adjust downward the 20% pro

forma operating margin threshold if an industry-wide decline in adjusted revenue for Atmel's semiconductor peer companies occurs, and, if that occurs, any downward adjustment must be implemented in a manner consistent with the absolute decline in pro forma operating margin for the peer companies as a group, as reviewed by the Committee. The operating margin adjustment was designed, and intended, to permit the 2011 Plan to function effectively over a three year period and to allow for adjustments that would enable the 2011 Plan to achieve one of its principal objectives of weighing Atmel's relative performance against its competitors within the industry.

If Atmel achieves the requisite pro forma operating margin threshold, shares will be credited to participants based on Atmel's relative revenue growth compared to a semiconductor peer group and on Atmel's microcontroller revenue growth compared to a microcontroller company peer group, whichever result is greater. The peer groups selected by the Committee differ from the Core Peer Companies that the Committee references to establish the form and amount of our general executive compensation practices, as described in the section entitled "Our Peer Companies" below. As of December 31, 2012, the semiconductor peer group comprised 21 semiconductor companies and the microcontroller peer group comprised nine microcontroller companies. Performance is evaluated for each one year annual period (2011, 2012 and 2013) and for the aggregate three-year period (2011 through 2013).

If Atmel's performance over any one year annual period (2011, 2012 or 2013) is better than a specified percentage of the companies in the semiconductor peer group or a specified percentage of the companies in the microcontroller peer group, participants will be credited with a percentage of their award attributable to that annual performance period. For each one-year annual period, no more than 50% of one-third (or approximately 16.7%) of the participant's award can be credited. If Atmel's performance for the cumulative three-year cumulative performance period is better than a specified percentage of the companies in the semiconductor peer group or a specified percentage of the companies in the microcontroller peer group, participants will be credited with up to 50% of their award. If Atmel performs at a level above the target objective for the three-year cumulative performance period with respect to either of the designated peer groups, participants will be credited with a percentage of their award, to the extent participants have not already been credited with 50% of their award for each of the three annual performance periods, scaling to 100%, if Atmel ranks at or above the maximum goal levels for the three-year cumulative performance period.

Based on Atmel's performance in 2011, the Committee credited participants with the shares allocated under the 2011 Plan to the 2011 performance period, which represented 50% of one-third (or approximately 16.7%) of the total number of performance share awards granted to share participants under the 2011 Plan. As described above, those shares are not considered vested and have not been released to participants.

Annual RSUs

As part of each NEO's total variable compensation, the Committee awards RSUs annually. For 2012, those awards were made in August 2012. The awards vest quarterly over four years. In determining the number of RSUs to be granted to each of our NEOs, the Committee evaluated the total compensation potential for each executive, which consists of base salary, incentive opportunity, and the assumed value of equity compensation based on market prices of Atmel's common stock at the time of grant. The grant date fair value of the annual RSU awards to each of our NEOs in each of the past two years is set forth in the table below:

Name	2012 Annual RSU Award ($)(1)	2011 Annual RSU Award ($)(1)(2)
Steven Laub	4,832,190	4,372,704
Stephen Cumming	905,850	928,368
Tsung-Ching Wu	1,157,706	1,092,672
Robert Valiton	930,798	873,936
Scott Wornow	779,922	1,139,640
Walt Lifsey(3)	1,157,706	1,092,672

(1) Amounts shown do not reflect compensation actually received. Instead the dollar value of these awards is the aggregate grant date fair value computed in accordance with FASB ASC 718, excluding any estimate of future forfeitures related to service-based vesting conditions.

(2) Does not reflect the grant date fair value of performance-based restricted stock units granted in 2011, which are included in the amounts reported under the Stock Awards column of the Summary Compensation Table included in below.

(3) Mr. Lifsey retired effective October 31, 2012. Pursuant to an agreement with the Company, Mr. Lifsey will continue to serve as an independent contractor and consultant to the Company for a period of up to two years and Mr. Lifsey's equity awards, including the awards described in this table, will continue to vest until May 15, 2013.

Consideration of 2012 Advisory Vote to Approve Our Executive Compensation

The Committee also considers the voting results on the stockholder advisory vote on executive compensation at each annual stockholder meeting. At the 2012 Annual Meeting of Stockholders, approximately seventy-one percent of votes were cast in favor of our executive compensation. Following this voting result, the Committee reviewed with Compensia potential adjustments to Atmel's compensation practices. Based on this engagement, and taking into account the stockholder advisory vote to approve executive compensation obtained at the 2012 Annual Meeting of Stockholders and discussions undertaken with significant stockholders throughout that process and afterwards, the Committee determined to enhance the discussion and disclosure around Atmel's executive compensation practices and to maintain the essential elements and structure of the executive compensation program for 2012, which the Committee views as effective in achieving its compensation policy goals of focusing executives on financial and operational goals that contribute to both near-term and long-term performance. As part of that process, the Committee also determined to evaluate the type of performance-based compensation programs that Atmel has historically used. Based on the Committee's review of Atmel's compensation practices within the semiconductor industry, and advice received from Compensia regarding market practices for performance-based plans of Atmel's peers and competitors, the Committee expects, in 2013, to review and evaluate whether Atmel's practice of granting performance-based restricted stock units with three-year performance periods, which results in large initial equity grants with no subsequent equity grants for several years thereafter, remains an effective and appropriate compensation approach for

Atmel. As part of that evaluation, the Committee expects to consider, in the alternative, one-year performance-based plans, with overlapping performance periods and annual performance-based grants that are smaller than the three-year performance-based awards that Atmel granted in 2008 and then in 2011. The Committee will continue to consider the results of future say-on-pay proposals and seek further investor feedback as it continually monitors the design and effectiveness of Atmel's executive compensation programs.

Compensation Consultants

The Committee has the authority to engage its own advisors to assist in carrying out its responsibilities. In addition, the Committee is free to replace its compensation advisors or retain additional advisors at any time.

Since 2006, the Committee has engaged Compensia as its advisor to provide analysis, advice and guidance on executive compensation. Compensia reports to the Committee and receives its instructions from the Committee. The Committee has sole discretion to terminate Compensia and to determine its fees. Since 2008, Compensia has also advised Atmel's Corporate Governance and Nominating Committee with respect to the compensation of Atmel's Board of Directors.

Compensia is an independent compensation advisor, with special expertise and extensive experience in the technology sector, and has no business other than advising boards and management teams on executive compensation issues. The Committee considered those factors in making its selection of Compensia.

In 2012, Compensia worked in collaboration with Atmel's management at the Committee's direction to review management's recommendations to the Committee and to provide information and guidance to management on the Committee's behalf. As the Committee's consultant, Compensia made recommendations directly to the Committee and attended portions of the Committee's executive sessions without the involvement of management, as required by the Committee, and in order to support the Committee's independent decision-making. Compensia performed the following services related to executive compensation at the request of the Committee in 2012:

- A competitive assessment of Atmel's senior executive compensation program;
- A review of Atmel's short-term incentive plan and of competitive short-term incentive program practices; and
- A review of the Committee's processes and effectiveness.

Compensia did not provide any services to Atmel, other than the services described above, during 2012. For services in 2012, we paid Compensia $42,770. Prior to the Committee's determination of executive incentive bonuses for 2012, Compensia certified its independence to the Committee.

In addition, management has engaged Radford, a business unit of Aon Hewitt, to provide compensation data, information regarding market practices, and additional support to Atmel's compensation planning process. Radford attended portions of certain Committee meetings during 2012 at the request of the Committee and assisted management in collecting and providing information to the Committee.

Other Benefit Programs

Severance/Change of Control Benefits

Atmel has a Change of Control and Severance Plan under which Atmel provides its executive officers with certain severance and other payments following a termination of employment, including in connection with a change of control. Our Chief Executive Officer's employment agreement also provides for similar benefits. Atmel does not provide for tax gross-ups on any payments made under the Change of Control and Severance Plan or under our Chief Executive Officer's employment agreement. The payments that

may be made pursuant to the Change of Control and Severance Plan are described further below under the section entitled "Potential Payments Upon Termination or Change of Control."

Retirement Plans, Executive Perquisites and Generally Available Benefit Programs

Atmel maintains a tax-qualified 401(k) Tax Deferred Savings Plan (the "401(k) Plan"), which provides for broad-based employee participation. In addition, Atmel maintains the Atmel Executive Deferred Compensation Plan (the "EDCP"), which is a non-qualified U.S. deferred compensation plan offered to higher level U.S. employees in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) Plan. Participants are credited with deemed investment returns based on the allocation of their account balances among a range of mutual funds available for the deemed investment of amounts credited under the EDCP. Participants remain general creditors of Atmel. Atmel offers the EDCP as a competitive practice to enable it to attract and retain top talent. The EDCP is evaluated for competitiveness in the marketplace from time to time, but the level of benefit provided by the EDCP is not typically taken into account in determining an executive's overall compensation package for a particular year.

In 2012, executive officers were eligible to receive health care coverage that is generally available to other Atmel employees. In addition, Atmel offers a number of other benefits to the executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefits programs include the employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, relocation/expatriate programs and services, educational assistance, employee assistance and certain other benefits. Consistent with practice in the semiconductor industry, Atmel does not otherwise generally provide perquisites to its NEOs.

Other Aspects of our Executive Compensation Programs

Role of Compensation Committee

Atmel's executive compensation program is overseen and administered by the Committee. The Committee currently consists of Messrs. Saltich (Chairman), Carinalli, Der Torossian, and Sugishita. Each of these individuals qualifies as (i) an "independent director" under the Nasdaq listing standards, (ii) a "non-employee director" under Rule 16b-3 of the Exchange Act, and (iii) an "outside director" under Code Section 162(m). The Committee reviews and approves our executive compensation objectives and programs; approves specific executive officer compensation decisions, such as salaries, target bonuses and actual bonuses; and administers our stock incentive plans. The Committee has the ultimate authority to make decisions with respect to the compensation of our NEOs, but may, if it chooses, delegate any of its responsibilities to a subcommittee. The Committee has not delegated any of its authority with respect to any material compensation component affecting executive officers of Atmel. The Committee held six meetings during 2012. The Committee operates under a written charter, which it reviews annually, adopted by our Board. A copy of the charter is available at http://ir.atmel.com/governance.cfm.

Role of Executive Officers in Compensation Decisions

The Committee meets with Atmel's Chief Executive Officer and/or other executives to obtain recommendations with respect to Company compensation programs, practices, and packages for executive officers and certain other employees. Management makes recommendations to the Committee on base salaries, target and actual bonuses, and equity compensation for the executive team and other employees; however, individual executive officers do not propose or seek approval for their own compensation. The Committee considers, but is not bound by and does not always accept, management's recommendations with respect to executive compensation. Compensia advises the Committee with respect to these executive compensation programs.

Our Chief Executive Officer attends portions of the Committee's meetings, but the Committee also holds executive sessions not attended by any members of management or non-independent directors. The Committee discusses our Chief Executive Officer's compensation package with him, but deliberates and makes decisions with respect to his compensation without him present and in consultation with its independent compensation consultant. The Board has delegated authority to our Chief Executive Officer to grant options and restricted stock units, within specified limits, to non-executive employees under specific circumstances, including prior review and approval from our vice president of human resources (or a delegate), subsequent review from our chief legal officer (or a delegate), and in certain circumstances subsequent approval from the Chairman of the Committee. Copies of approvals pursuant to this delegation of authority are periodically reviewed with the Committee.

Role of Compensation Consultant

As described above under "Compensation Consultants," the Committee engaged Compensia to advise it and assist it in connection with 2012 compensation decisions. Compensia offered the Committee advice with respect to salary, bonus and equity compensation of executive officers, performance-based plans, the compensation-related terms of senior employment arrangements, and general information related to market trends and developments affecting compensation practices. Our Committee also sought Compensia's advice regarding the relationship between our Chief Executive Officer's compensation and Atmel's performance.

Our Peer Companies

In analyzing our 2012 executive compensation program, Compensia used data from a group of peer companies in the semiconductor industry (the "Core Peer Companies") and a group of companies in the high-tech industry identified as high growth and high performing (the "Broad High-Tech Peer Companies").

The Core Peer Companies were selected on the basis of their similarity to Atmel in size (as determined by revenue, market capitalization, net income, and number of employees), business strategy and industry. The Committee reviews the Core Peer Companies at least annually and makes adjustments to its composition, taking into account changes in both the Company's business and the businesses of the Core Peer Companies. For 2012, our Core Peer Companies were:

Core Peer Companies:

- Advanced Micro Devices, Inc.
- Altera Corporation
- Analog Devices, Inc.
- Broadcom Corporation
- Cypress Semiconductor Corporation
- Fairchild Semiconductor International, Inc.
- Linear Technology Corporation
- LSI Corporation (LSI Logic)
- Marvell Technology Group Ltd.
- Maxim Integrated Products, Inc.
- Microchip Technology Incorporated
- NVIDIA Corporation
- ON Semiconductor Corporation
- Xilinx, Inc.

The Broad High-Tech Peer Companies were selected, notwithstanding differences in financial and business models, on the basis that they offered reasonable comparisons for the Committee to further assess and evaluate Atmel's performance and executive compensation program and were also approved by the Committee. For 2012, our Broad High-Tech Peer Companies were:

Broad High-Tech Peer Companies:

- Adobe Systems Incorporated
- Juniper Networks, Inc.
- NetApp, Inc.
- Nuance Communications, Inc.
- Salesforce.com, Inc.
- VMware, Inc.

The companies included in these groups may change from year to year depending on various factors, including the acquisition of a referenced company or the identification of other companies that offer more valuable comparative information. For example, the Committee reviewed our Core Peer Companies and removed National Semiconductor Corporation, as this company was acquired by Texas Instruments Incorporated in September 2011.

To analyze the compensation practices of the Core Peer Companies and the Broad High-Tech Peer Companies, the Committee's independent compensation consultant, Compensia, reviewed data that Radford gathered from publicly available information. Neither the Committee nor Compensia was obligated to accept, or limited to, the information gathered by Radford. The Committee and Compensia reviewed and considered that information and determined that it was appropriate for purposes of evaluating and assessing compensation decisions for the Company. The Core Peer Company and Broad High-Tech Peer Company data was used as a reference point to assess Atmel's current compensation levels by the Committee in the course of its deliberations on compensation design and amounts.

Stock Ownership Guidelines and Certain Trading Restrictions

Pursuant to our Corporate Governance Principles, stock ownership for our directors and executive officers is encouraged. As more fully described in the section entitled "Standard Director Compensation Arrangements," in 2011, our Board enacted mandatory stock ownership guidelines for directors. In addition, our executive officers and certain other individuals subject to our Insider Trading Policy are prohibited from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative transactions with respect to Atmel's securities. This prohibition extends to hedging or similar transactions designed to decrease the risks associated with holding Atmel securities. Our Insider Trading Policy also includes a prohibition on pledging Atmel securities as collateral for loans.

Equity Grant Practices

Equity-based incentives are granted to our executive officers under Atmel's stockholder-approved 2005 Stock Plan. Pursuant to Atmel's equity compensation granting policy, grants to executive officers are approved either during scheduled meetings or by unanimous written consent of the Committee effective, in the case of a written consent, upon the date the last signature of a member of the Committee is obtained. Restricted stock units generally commence vesting on the 15th day of the middle month of the calendar quarter in which the Committee approval occurs. Options are granted on the 15th day of the month on or after the approval date, or the next trading day if the market is not open on the 15th day of the month (for example, stock options approved between October 16 and November 15 would be granted on November 15). All options have a per share exercise price equal to the closing price of Atmel's common stock on the grant date.

Accounting and Tax Considerations

Atmel has considered the potential impacts of the excise taxes under Sections 280G and 409A of the Code and has not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to these Sections. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change of control of Atmel that exceeds certain limits, and that Atmel or its successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A. To assist in the avoidance of additional tax under Section 409A, Atmel structured the EDCP and structures its equity awards and other compensation programs in a manner intended to comply with the applicable Section 409A requirements.

In determining which elements of compensation are to be paid, and how they are weighted, Atmel also takes into account whether a particular form of compensation will be considered "performance-based" compensation for purposes of Section 162(m) of the Code. Under Section 162(m), Atmel generally receives a federal income tax deduction for compensation paid to any of its NEOs only if the compensation is less than $1 million during any fiscal year or is "performance-based" under Section 162(m). To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible on our federal income tax returns. To the extent that the aspects of a performance-based compensation plan are adjusted in the discretion of the Committee, the exercise of that form of discretion, notwithstanding that the exercise of such discretion is expressly permitted by the terms of a plan, may result in that compensation not being deductible. The Committee has retained the discretion to implement the 2011 Plan and other compensation plans in a manner that the Committee believes most effectively achieves the objectives of Atmel's compensation philosophies as described above. If that discretion is exercised, it may result in the non-deductibility of executive compensation in excess of $1 million during any fiscal year.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Atmel specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2012 required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

Jack L. Saltich (Chairman)
Charles Carinalli
Papken Der Torossian
David Sugishita

Compensation Practices and Risk

The Committee has discussed the concept of risk as it relates to our compensation program, and the Committee does not believe our compensation program encourages excessive or inappropriate risk taking for the following reasons:

- Our use of different types of compensation vehicles provides a balance of long and short-term incentives with fixed and variable components.
- We grant equity based awards with time-based vesting and performance-based vesting, both of which encourage participants to look to long-term appreciation in equity values.
- The metrics used to determine the amount of an executive's bonus under the 2012 Executive Incentive Plan included Company-wide metrics, and for certain employees, business unit-wide metrics, which we believe promote long-term value. In addition, a participant's overall bonus cannot exceed two times the target amount, no matter how much financial performance exceeds the metrics established at the beginning of the year.
- The Committee retains discretion to modify or to eliminate incentive bonuses that would otherwise be payable based on actual financial performance under our 2012 Executive Incentive Plan.
- Our system of internal control over financial reporting, standards of business conduct, and whistle-blower program, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under our 2012 Executive Incentive Plan.

The Company's management reviews the primary elements of our compensation program on an annual basis and reviews the other elements from time to time to ensure that compensation levels remain competitive.

Summary Compensation Table

The following table presents information concerning the total compensation of (i) our principal executive officer, (ii) our principal financial officer, (iii) our three most highly compensated executive officers, other than our principal executive officer and principal financial officer, who were serving as executive officers at the end of fiscal 2012, and (iv) one of our former executive officers who would have been one of our three most highly compensated executive officers if he had been serving as an executive officer at the end of fiscal 2012 (collectively, our "named executive officers").

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Steven Laub	2012	743,385	950(4)	4,832,190	—	613,224	20,675	6,210,424
President and Chief	2011	743,385	—	9,972,704(9)	—	1,605,294	20,487	12,341,870(11)
Executive Officer	2010	742,223	500(5)	17,769,000	—	1,887,500	18,255	20,417,478
Stephen Cumming	2012	404,692	—	905,850	—	159,486	18,745	1,488,773
Vice President, Finance and	2011	390,456	—	1,733,368(9)	—	407,574	18,601	2,549,999(11)
Chief Financial Officer	2010	353,859	500(5)	2,572,950	—	541,406	16,002	3,484,717
Tsung-Ching Wu	2012	509,200	950(4)	1,157,706	—	203,484	25,307	1,896,647
Executive Vice President,	2011	509,200	200(4)	2,072,672(9)	—	526,059	25,012	3,133,143(11)
Office of the President	2010	508,652	1,786(6)	3,185,200	—	692,194	22,451	4,410,283
Robert Valiton(7)	2012	358,923	—	930,798	—	132,163	18,954	1,440,838
Senior Vice President,	2011	343,292	—	1,748,936(9)	—	307,660	18,749	2,418,637(11)
General Manager								
Scott Wornow(8)	2012	378,077	—	779,922	—	225,986	19,720	1,403,706
Senior Vice President,								
Chief Legal Officer								
Walt Lifsey(10)	2012	464,959	—	1,157,706	—	0	15,982	1,638,647(10)
Former Executive	2011	500,000	—	2,072,672(9)	—	516,554	16,461	3,105,687(11)
Vice President	2010	499,462	500(5)	3,185,200	—	726,563	13,790	4,425,515
and Chief Operating Officer								

(1) Stock awards consist of restricted stock units. Amounts shown in this column do not reflect compensation actually received by the named executive officer. Instead the dollar value of the awards shown in this column is the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") ASC 718 for the years ended December 31, 2010, 2011 and 2012, excluding any estimate of future forfeitures related to service-based vesting conditions for restricted stock units. The assumptions used in the valuation of these awards are set forth in the Notes to Consolidated Financial Statements in our fiscal 2012 Annual Report on Form 10-K filed with the SEC on February 26, 2013.

(2) The amounts under Non-Equity Incentive Plan Compensation reflect bonuses paid pursuant to the executive bonus plans adopted by the Compensation Committee (i) on March 27, 2012 (the "2012 Bonus Plan"), (ii) on March 29, 2011, amended on June 2, 2011 (the "2011 Bonus Plan"), and (iii) on April 22, 2010 (the "2010 Bonus Plan"). Amounts paid under the 2012 Bonus Plan, the 2011 Bonus Plan and the 2010 Bonus Plan were paid in fiscal 2013, fiscal 2012 and fiscal 2011, respectively. The amounts paid under the 2012 Bonus Plan, the 2011 Bonus Plan and the 2010 Bonus Plan were paid in cash. For more information regarding the 2012 Bonus Plan, see "Grants of Plan-Based Awards in 2012" below.

(3) The value and components of perquisites and other personal benefits for each of the named executive officers for fiscal 2012 are set forth below in the "All Other Compensation for Fiscal Year 2012" table.

(4) Represents a bonus paid in connection with a patent award.

(5) Represents a Company performance award paid to all employees in November 2010.

(6) Represents $1,286 paid in connection with a patent award and $500 paid in connection with a Company performance award paid to all employees in November 2010.

(7) In March 2011, Mr. Valiton was promoted to the position of Senior Vice President, General Manager and became a named executive officer of Atmel.

(8) Mr. Wornow became a named executive officer of Atmel following the retirement of Mr. Lifsey effective October 31, 2012.

(9) Calculates value for performance-based restricted stock units based on achievement at the target level and a payout of the target number of shares. Assuming achievement at the maximum level under the 2011 Plan for three years (January 1, 2011 through December 31, 2013) and payout of the maximum number of shares, the maximum stock award values would be as follows: Mr. Laub: $15,572,704, Mr. Cumming: $2,538,368, Mr. Wu: $3,052,672, Mr. Valiton: $2,623,936, and Mr. Lifsey: $3,052,672. These amounts do not correspond to the actual value that will be recognized by the named executive officers, if any.

(10) Mr. Lifsey retired effective October 31, 2012. Pursuant to an agreement with the Company, Mr. Lifsey will continue to serve as an independent contractor and consultant to the Company for a period of up to two years, during which time Mr. Lifsey is entitled to (i) an annual consultancy fee of $458,087, payable in each of January 2013 and January 2014, (ii) continued health care coverage through November 1, 2013, and (iii) continued vesting of equity awards through May 15, 2013.

(11) Calculates value for performance-based restricted stock units based on achievement at the target level and a payout of the target number of shares. Assuming achievement at the maximum level under the 2011 Plan for three years (January 1, 2011 through December 31, 2013) and payout of the maximum number of shares, the maximum total compensation values would be as follows: Mr. Laub: $17,941,870, Mr. Cumming: $3,354,999, Mr. Wu: $4,113,143, Mr. Valiton: $3,293,637, and Mr. Lifsey: $4,085,687. These amounts do not correspond to the actual value that will be recognized by the named executive officers, if any.

All Other Compensation for Fiscal Year 2012

Name	Health Insurance ($)	Life Insurance ($)	Short Term Disability Insurance ($)	Long Term Disability Insurance ($)	Company Match 401(k) Contribution ($)	Other ($)(1)	Total ($)
Steven Laub	12,327	1,140	208	378	4,000	2,622	20,675
Stephen Cumming	12,327	922	208	378	4,000	910	18,745
Tsung-Ching Wu	12,327	1,140	208	378	4,000	7,254	25,307
Robert Valiton	12,327	827	208	378	4,000	1,215	18,954
Scott Wornow	12,327	861	208	378	4,000	1,947	19,720
Walt Lifsey(2)	8,205	950	173	334	4,000	2,320	15,982

(1) Premium for excess group term life insurance.

(2) Mr. Lifsey retired effective October 31, 2012.

See the section entitled "Base Salary" in the Compensation Discussion and Analysis included in this Proxy Statement for a description of the actions taken by the Compensation Committee with respect to the salary of our named executive officers for fiscal 2012.

For a description of our process for determining the payment of non-equity incentive compensation to our executive officers, please see the section entitled "Incentive Bonuses" in the Compensation Discussion and Analysis included in this Proxy Statement.

For a description of the our practices with respect to perquisites and personal benefits provided to our executive officers, please see the section entitled "Retirement Plans, Executive Perquisites and Generally Available Benefit Programs" in the Compensation Discussion and Analysis included in this Proxy Statement.

From time to time, we enter into agreements with our executive officers. For a description of the material terms of employment agreements and severance and change of control arrangements with our named executive officers, please see the section entitled "Potential Payments Upon Termination or Change of Control" included in this Proxy Statement.

Grants of Plan-Based Awards in 2012

The following table presents information concerning each grant of an award made to a named executive officer in fiscal 2012 under any plan.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards:	
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Number of Shares of Stock or Units (#)(2)	Grant Date Fair Value of Stock Awards ($)(3)
Steven Laub	—	0	1,208,000	2,416,000	—	—	—		
	8/23/2012	—	—	—	—	—	—	813,500	4,832,190
Stephen Cumming	—	0	348,500	697,000	—	—	—		
	8/23/2012	—	—	—	—	—	—	152,500	905,850
Tsung-Ching Wu	—	0	432,820	865,640	—	—	—		
	8/23/2012	—	—	—	—	—	—	194,900	1,157,706
Robert Valiton	—	0	296,000	592,000	—	—	—		
	8/23/2012	—	—	—	—	—	—	156,700	930,798
Scott Wornow	—	0	288,750	577,500	—	—	—		
	8/23/2012	—	—	—	—	—	—	131,300	779,922
Walt Lifsey(4)	—	0	425,000	850,000	—	—	—		
	8/23/2012	—	—	—	—	—	—	194,900	1,157,706

(1) Reflects the minimum, target and maximum payment amounts that named executive officers may receive under the 2012 Bonus Plan, depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Incentive Bonuses" section above. The amounts range from zero (if the minimum level for financial performance and individual goals are not achieved) to a cap based on a certain percentage of the individual's bonus target. The actual payout is determined by the Compensation Committee by multiplying (a) the percentage completion of the executive's goals by (b) the sum of the amounts calculated by applying the multipliers of the performance objectives to the performance objectives. Payouts under the 2012 Bonus Plan may be zero depending on Atmel's performance against company-wide and business unit performance objectives and the executive's performance against individual performance objectives. Based on the parameters of the 2012 Bonus Plan, payouts are determined by the Compensation Committee. The applicable cap for each of the named executive officers was 200% of the individual's bonus target. The actual bonus amounts were determined by the Compensation Committee in March 2013 and are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation

Table." For each named executive officer, the amounts were paid as a cash bonus during fiscal 2013, as follows:

	Fiscal 2012 Bonus Awards ($)
Steven Laub	613,224
Stephen Cumming	159,486
Tsung-Ching Wu	203,484
Robert Valiton	132,163
Scott Wornow	225,986
Walt Lifsey(4)	—

(2) Reflects restricted stock units granted pursuant to the 2005 Stock Plan. Each restricted stock unit represents a contingent right to receive one share of Atmel's common stock. 6.25% vest each quarter such that 100% of the shares will be fully vested on August 15, 2016.

(3) Reflects the grant date fair value of each equity award computed in accordance with FASB ASC 718, excluding any estimate of future forfeitures related to service-based vesting conditions. The assumptions used in the valuation of these awards are set forth in the Notes to Consolidated Financial Statements in our fiscal 2012 Annual Report on Form 10-K filed with the SEC on February 26, 2013. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

(4) Mr. Lifsey retired effective October 31, 2012.

Outstanding Equity Awards at 2012 Fiscal Year End

The following table presents information concerning unexercised options and stock that had not vested as of the end of fiscal 2012 for each named executive officer.

		Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#)							
Name	Grant Date(1)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Steven Laub	8/7/06(5)	360,388	—	4.89	8/7/2016	—	—	—	—
	2/15/08(6)	781,020	—	3.32	2/15/2018	—	—	—	—
	8/15/08(7)	394,166	—	4.20	8/15/2018	—	—	—	—
	9/14/09(8)	—	—	—	—	188,381	1,233,896	—	—
	9/15/09(7)	321,995	111,460	4.43	9/15/2019	—	—	—	—
	9/2/10(8)	—	—	—	—	393,750	2,579,063	—	—
	12/30/10(9)	—	—	—	—	800,000	5,240,000	—	—
	5/23/2011	—	—	—	—	—	—	400,000	2,620,000
	9/20/11(8)	—	—	—	—	298,237	1,953,452	—	—
	8/23/12(8)	—	—	—	—	762,656	4,995,397	—	—
Stephen Cumming	7/15/08(5)	175,493	—	3.32	7/15/2018	—	—	—	—
	9/14/09(8)	—	—	—	—	22,681	148,561	—	—
	9/15/09(7)	36,118	14,133	4.43	9/15/2019	—	—	—	—
	9/2/10(8)	—	—	—	—	65,625	429,844	—	—
	12/30/10(9)	—	—	—	—	108,000	707,400	—	—
	5/23/2011	—	—	—	—	—	—	57,500	376,625
	9/20/11(8)	—	—	—	—	63,319	414,739	—	—
	8/23/12(8)	—	—	—	—	142,969	936,447	—	—

		Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#)							
Name	Grant Date(1)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Tsung-Ching Wu	9/6/06(7)	65,105	—	5.73	9/6/2016	—	—	—	—
	8/15/07(7)	257,537	—	4.74	8/15/2017	—	—	—	—
	8/15/08(7)	100,000	—	4.20	8/15/2018	—	—	—	—
	9/14/09(8)	—	—	—	—	47,410	310,536	—	—
	9/15/09(7)	128,015	29,542	4.43	9/15/2019	—	—	—	—
	9/2/10(8)	—	—	—	—	87,500	573,125	—	—
	12/30/10(9)	—	—	—	—	128,000	838,400	—	—
	5/23/2011	—	—	—	—	—	—	70,000	458,500
	9/20/11(8)	—	—	—	—	74,525	488,139	—	—
	8/23/12(8)	—	—	—	—	182,719	1,196,809	—	—
Robert Valiton	8/15/08(7)	7,812	—	4.20	8/15/2018	—	—	—	—
	8/28/09(7)	33,332	26,667	4.23	5/14/2017	—	—	—	—
	8/28/09(8)	—	—	—	—	14,999	98,243	—	—
	9/14/09(8)	—	—	—	—	15,121	99,043	—	—
	9/15/09(7)	10,469	9,421	4.43	9/15/2019	—	—	—	—
	9/2/10(8)	—	—	—	—	48,125	315,219	—	—
	12/30/10(9)	—	—	—	—	100,000	655,000	—	—
	5/23/2011	—	—	—	—	—	—	62,500	409,375
	9/20/11(8)	—	—	—	—	59,606	390,419	—	—
	8/23/12(8)	—	—	—	—	146,906	962,234	—	—
Scott Wornow	11/15/10(10)	—	—	—	—	125,000	818,750	—	—
	2/28/11(9)	—	—	—	—	26,400	172,920	—	—
	5/23/2011	—	—	—	—	—	—	45,000	294,750
	9/20/11(8)	—	—	—	—	44,687	292,700	—	—
	8/23/12(8)	—	—	—	—	123,094	806,266	—	—
Walt Lifsey(11)	8/15/08(7)	12,500	—	4.20	8/15/2018	—	—	—	—
	9/14/09(8)	—	—	—	—	47,410	310,536	—	—
	9/15/09(7)	32,824	29,542	4.43	9/15/2019	—	—	—	—
	9/2/10(8)	—	—	—	—	87,500	573,125	—	—
	12/30/10(9)	—	—	—	—	128,000	838,400	—	—
	5/23/2011	—	—	—	—	—	—	70,000	458,500
	9/20/11(8)	—	—	—	—	74,525	488,139	—	—
	8/23/12(8)	—	—	—	—	182,719	1,196,809	—	—

(1) In each case, vesting is subject to the named executive officer being a service provider, as defined in the 2005 Stock Plan, on the applicable vesting date.

(2) Market value of unvested restricted stock units based on the closing price of our common stock on the NASDAQ Global Select Market of $6.55 per share on December 31, 2012.

(3) Reflects share amounts at target that named executive officers may receive under the 2011 Plan (administered under the 2005 Stock Plan), depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Long-Term Incentive Compensation" section above. The amounts range from zero (if performance above the minimum level is not achieved) to fifty percent (50%) of the maximum amount (if performance at or above the target level is achieved) to one hundred percent (100%) of the maximum amount (if performance at the maximum level is achieved), with increasing amounts of performance between the minimum level and maximum level for performance resulting in increased shares received. The actual payout, if any, will be determined by the Compensation Committee.

(4) The payout value reported in this column reflects the market value of the target number of shares that would potentially be awarded depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Long-Term Incentive Compensation" section above. Assuming achievement at the maximum level under the 2011 Plan, the payout value reflecting the market value of the maximum number of shares would be as follows: Mr. Laub: $5,240,000, Mr. Cumming: $753,250, Mr. Wu: $917,000, Mr. Valiton: $818,750, Mr. Wornow: $589,500 and Mr. Lifsey: $917,000. The payout value is based on the closing price of our common stock on the NASDAQ Global Select Market of $6.55 per share on December 31, 2012. These amounts do not correspond to the actual value that will be recognized by the named executive officers, if any.

(5) This option vested 25% on the first anniversary of the grant date and then 2.0833% per month thereafter.

(6) This option vested as to 12.5% of the shares on February 15, 2008 and the remaining shares vested monthly thereafter, such that 100% of the shares subject to the option became fully vested on August 15, 2011.

(7) This option vests 2.0833% per month until fully vested.

(8) These restricted stock units vest 6.25% per quarter until fully vested.

(9) These restricted stock units vest 20% on November 15, 2012, 30% on November 15, 2013 and 50% on November 15, 2014.

(10) These restricted stock units vest 25% on November 15, 2011 and then 6.25% per quarter until fully vested.

(11) Mr. Lifsey retired effective October 31, 2012. Mr. Lifsey will continue as an independent contractor and consultant to the Company for a period of up to two years, during which time, among other things, Mr. Lifsey is entitled to continued vesting of equity awards through May 15, 2013.

Option Exercises and Stock Vested at 2012 Fiscal Year End

The following table provides information with respect to option exercises and stock vested during fiscal 2012 for each named executive officer.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Steven Laub	—	—	942,970	5,877,106
Stephen Cumming	—	—	134,798	847,515
Tsung-Ching Wu	100,000	463,152	221,994	1,407,661
Robert Valiton	77,436	472,413	153,817	951,511
Scott Wornow	—	—	93,556	621,319
Walt Lifsey(3)	31,880	211,772	236,994	1,561,861

(1) Market value of underlying shares on date of exercise based on the closing price of our common stock on the NASDAQ Global Select Market on the dates of exercise, minus the exercise price.

(2) Market value of shares on date of vesting based on the closing price of our common stock on the NASDAQ Global Select Market on the dates of vesting, provided that if the date or dates of vesting do not fall on a trading day then the market value of shares is based on the average of the closing price of our common stock on the NASDAQ Global Select Market on the immediately following and preceding trading days.

(3) Mr. Lifsey retired effective October 31, 2012.

Potential Payments Upon Termination or Change of Control

2005 Stock Plan

Pursuant to the terms of the 2005 Stock Plan, in the event of a merger of Atmel into another corporation or the sale of substantially all of the assets of Atmel, each outstanding award shall be assumed, or an equivalent option or right substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares that would not otherwise be vested or exercisable. In addition, all restrictions on restricted stock will lapse, and, all performance goals or other vesting criteria will be deemed achieved at target level, with respect to restricted stock units.

The following table sets forth the estimated benefit to the named executive officers in the event a successor corporation had refused to assume or substitute for the named executive officer's outstanding equity awards, assuming the date of the triggering event was December 31, 2012.

Name	Estimated Benefits ($)(1)(2)
Steven Laub	21,478,102
Stephen Cumming	3,420,203
Tsung-Ching Wu	4,386,638
Robert Valiton	3,420,748
Scott Wornow	2,680,136
Walt Lifsey(3)	4,386,638

(1) Based on the aggregate market value of unvested option grants and restricted stock units and assuming that the triggering event took place on December 31, 2012, and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($6.55). Aggregate market value for options is computed by multiplying (i) the difference between $6.55 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2012. Aggregate market value for restricted stock units is computed by multiplying (i) $6.55 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2012. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

(2) Assumes acceleration of the maximum number of shares underlying all performance-based restricted stock units awarded under the 2011 Plan for three years (January 1, 2011 through December 31, 2013).

(3) Mr. Lifsey retired effective October 31, 2012. Mr. Lifsey will continue as an independent contractor and consultant to the Company for a period of up to two years, during which time, among other things, Mr. Lifsey is entitled to continued vesting of equity awards through May 15, 2013.

Employment Agreement with Steven Laub and Performance-Based Restricted Stock Unit Award

In connection with Mr. Laub's appointment in August 2006 as President and Chief Executive Officer of Atmel, Mr. Laub entered into an employment agreement with the Company dated as of August 6, 2006, as amended on March 13, 2007. On December 30, 2008, Mr. Laub entered into an amended and restated employment agreement with Atmel, which was further amended and restated effective as of May 31, 2009

and amended again effective as of October 25, 2011 (as amended, the "Employment Agreement"). The Employment Agreement provides for certain payments and benefits to be provided to Mr. Laub (subject to Mr. Laub's compliance with certain covenants, including a covenant not to compete with Atmel for a prescribed period) in the event that he is terminated without "cause" or that he resigns for "good reason," including in connection with a "change of control," as each such term is defined in the Employment Agreement.

Effect of Termination under Employment Agreement. If Mr. Laub's employment is terminated by Atmel without cause or his employment terminates due to death or disability, or Mr. Laub resigns for good reason, and such termination, death, disability or resignation is not in connection with a change of control, then Mr. Laub will receive: (i) a lump sum payment on the 96th day following termination of employment equal to (A) his base salary for twenty-four (24) months and (B) one hundred percent (100%) of his target annual incentive; (ii) twelve (12) months of accelerated vesting with respect to his outstanding unvested equity awards (other than the award of performance-based restricted stock units granted to Mr. Laub on May 23, 2011, which instead will be subject to the terms of such grant, including without limitation the provisions regarding vesting in connection with certain terminations of employment); and (iii) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to eighteen (18) months, payable when such premiums are due; provided that, to the extent any such payment would be considered "deferred compensation" under Section 409A of the Code, such payment shall be deferred until the date that is six months and a day after termination of employment.

If Mr. Laub's employment is terminated by Atmel without cause or his employment terminates due to death or disability, or Mr. Laub resigns for good reason, in each case within three (3) months prior to or eighteen (18) months following a change of control, then Mr. Laub will receive: (i) a lump sum payment on the 96th day following termination of employment equal to (A) his base salary for thirty-six (36) months and (B) three hundred percent (300%) of his target annual incentive; (ii) accelerated vesting with respect to one hundred percent (100%) of his then outstanding unvested equity awards (other than the award of performance- based restricted stock units granted to Mr. Laub on May 23, 2011, which instead will be subject to the terms of such grant, including without limitation the provisions regarding vesting following a change of control); (iii) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to eighteen (18) months, payable when such premiums are due; and (iv) transitional outplacement benefits in accordance with the policies and guidelines of Atmel as in effect immediately prior to the change of control; provided that, to the extent any such payment would be considered "deferred compensation" under Section 409A of the Code, such payment shall be deferred until the date that is six months and a day after termination of employment.

Effect of Change of Control and/or Termination on Performance-Based Restricted Stock Unit Award. The award agreement used for Mr. Laub in connection with his award of performance-based restricted stock units under the 2011 Plan was based on the performance-based restricted stock unit award agreement used for other executive officers, but incorporates several specific terms and definitions from Mr. Laub's Employment Agreement to make the performance-based restricted stock unit agreement consistent with his existing terms of employment: termination without "cause," termination for "good reason" and termination in connection with a "change of control." The following paragraphs describe the vesting of Mr. Laub's performance-based restricted stock units that would occur under specified events:

- *Effect of change of control on performance-based restricted stock unit award without a termination of Mr. Laub's employment.* Upon a change of control without a termination, the following applies (which is consistent with the protections provided to the other named executive officers): (i) all annual performance shares that have been credited or entitled to be credited through a change of control based on Atmel's actual performance through the most recently completed year prior to the change of control will immediately vest; (ii) a pro rata portion, measured in quarterly increments, of annual performance shares for the year in which the change of control occurs will immediately vest;

(iii) all true up performance shares and all remaining annual performance shares for years completed prior to the change of control will immediately vest based on Atmel's actual performance through the most recently completed year prior to the change of control; and (iv) any remaining annual performance shares and true up performance shares that are not so vested will be converted into time based shares, vesting quarterly through December 31, 2013.

- *Effect of a termination without cause, resignation for good reason, death or disability on performance-based restricted stock unit award that occurs in connection with a change of control.* Termination "in connection with a change of control" is a termination that occurs at any time within three months before a change of control or within 18 months after a change of control (which is consistent with the protections provided to the other named executive officers): All annual performance shares and true up performance shares which have been or would have been, but for his termination prior to the date of the change of control, converted to time based shares upon the change of control will immediately vest, such that all shares awarded under the 2011 Plan will become fully vested upon such termination.

- *Effect of termination without cause, resignation for good reason, death or disability on performance-based restricted stock unit award that does not occur in connection with a change of control.* Termination "not in connection with a change of control" is a termination that occurs at any time earlier than three months before a change of control or more than 18 months after a change of control.

  - Upon death or disability (which is consistent with the protections provided to the other named executive officers): (i) all annual performance shares credited or entitled to be credited through the date of death or disability will immediately vest; (ii) a pro rata portion, measured in quarterly increments, of annual performance shares for the year in which the death or disability occurs will immediately vest; and, except as set forth in the following sentence, (iii) any remaining annual performance shares and true up performance shares will be forfeited. With respect to death or disability more than 18 months after a change of control has occurred, shares that had been converted to time based shares as a result of the change of control and would have vested over the next twelve months will immediately vest upon such termination.

  - Upon a termination without cause or resignation for good reason: (i) all annual performance shares credited or entitled to be credited through the date of termination will immediately vest; (ii) a pro rata portion of annual performance shares for the year in which the termination occurs will immediately vest; and, except as set forth in the following sentence, (iii) any remaining annual performance shares and true up performance shares will be forfeited. For a termination that occurs more than 18 months after a change of control has occurred, shares that had been converted to time based shares as a result of the change of control and would have vested over the next twelve months will immediately vest upon such termination.

The following table provides information concerning the estimated payments and benefits that would have been provided to Mr. Laub in the circumstances described above, assuming, as applicable, a termination date of December 31, 2012.

	Estimated Payments and Benefits(1)		
		Involuntary Termination Other Than For Cause, Termination due to Death or Disability or Voluntary Termination for Good Reason	
Type of Benefit	**Change of Control with Continued Employment ($)**	**Not in Connection with a Change of Control ($)**	**In Connection with a Change of Control ($)**
Salary	—	1,510,000	2,265,000
Annual Incentive Bonuses	—	1,208,000	3,624,000
Employment Agreement Vesting Acceleration(2)	—	6,951,395	16,238,102
Performance-Based Restricted Stock Unit Award Acceleration(3)	2,510,838(4)	1,746,671	5,240,000
Reimbursement for Premiums Paid for Continued Health Benefits(5)	—	28,978	28,978
Total Benefits:	2,510,838	11,445,044	27,396,080

(1) Payments and benefits are estimated assuming that the triggering event took place on December 31, 2012, and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($6.55). The payments and benefits shown in connection with a change of control are estimated assuming that the executive does not use transitional outplacement benefits; amounts for any such benefits actually paid are not expected to be significant. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such an event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. The Employment Agreement provides that termination benefits will be either delivered in full or to such lesser extent as would result in no portion of such termination benefits being subject to the excise tax imposed by Section 4999 of the Code, whichever of the foregoing amounts, after taking into account all applicable taxes, results in the greatest amount of termination benefits to Mr. Laub on an after-tax basis. Assuming a termination date of December 31, 2011, Atmel believes that Mr. Laub would receive the full termination benefits set forth in his Employment Agreement.

(2) Reflects the aggregate market value of unvested option grants and restricted stock units (other than performance-based restricted stock units) that would become vested under the circumstances. Aggregate market value for such stock options is computed by multiplying (i) the difference between $6.55 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2012. Aggregate market value for such restricted stock units is computed by multiplying (i) $6.55 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2012.

(3) Reflects the aggregate market value of performance-based restricted stock units that would become vested under the circumstances. Aggregate market value for performance-based restricted stock units is computed by multiplying (i) $6.55 by (ii) the number of shares underlying such restricted stock units at December 31, 2012.

(4) Pursuant to the terms of the performance-based restricted stock unit award agreement for Mr. Laub, the remainder of the shares (416,666 shares) subject to the award will convert into time

based shares and such shares have an aggregate market value of $2,729,162 computed in accordance with footnote (3) above.

(5) Assumes continued coverage of health coverage benefits at the same level of coverage provided for fiscal 2012.

Change of Control Severance Plan/Performance-Based Restricted Stock Unit Award Agreements

The Compensation Committee of the Board has adopted a change of control and severance plan (the "COC Plan") in which Atmel's executive officers (other than Atmel's Chief Executive Officer) are eligible to participate, provided that each individual executes a participation agreement, waives his or her right to any severance provided under any other agreement or plan, and agrees to an amendment to any existing employment or other agreement pursuant to which such individual is entitled to severance benefits.

In accordance with the COC Plan, the named executive officers other than Mr. Laub and Mr. Lifsey (who retired effective October 31, 2012) (each, an "Eligible Participant") will be entitled to receive the following severance benefits, contingent on such individual signing and not revoking a separation agreement and release of claims in favor of Atmel and not soliciting any employee of Atmel for a period of twelve (12) months:

- In the event of a termination of employment without cause or due to death or disability that does not occur within a "change of control determination period," an Eligible Participant will be entitled to receive:
  - A lump sum payment in cash equal to one hundred percent (100%) of the employee's annual base salary, as in effect at the time of termination;
  - A lump sum payment in cash equal to the employee's target incentive compensation for the year of termination, pro-rated to the date of termination; and
  - Twelve (12) months Company-paid COBRA coverage.
- In the event of a termination of employment without cause, a resignation for good reason or a termination of employment due to death or disability, in each case within a "change of control determination period," an Eligible Participant will be entitled to receive:
  - A lump sum payment in cash equal to one hundred percent (100%) of the employee's annual base salary, as in effect at the time of termination;
  - A lump sum payment in cash equal to one hundred percent (100%) of the employee's target incentive compensation for the year of termination;
  - A lump sum payment in cash equal to the employee's target incentive compensation for the year of termination, pro-rated to the date of termination;
  - One hundred percent (100%) vesting acceleration of unvested equity awards outstanding on the later of the date of termination or the change of control, other than performance-based restricted stock unit awards or other awards that vest based on achievement of performance goals;
  - Twelve (12) months Company-paid COBRA coverage; and
  - Transitional outplacement benefits in accordance with the policies and guidelines of Atmel as in effect immediately prior to the change of control.

Under the COC Plan, "change of control determination period" means the time period beginning three (3) months before a change of control (as defined in the COC Plan) and ending 18 months following a change of control.

In 2011, the Compensation Committee of the Board approved the 2011 Plan and the issuance of performance-based restricted stock unit awards to Atmel's executive officers. Executive officers receive change of control protection under their performance-based restricted stock unit award agreement, such that: (i) all annual performance shares that have been credited or entitled to be credited through a change of control based on Atmel's actual performance through the most recently completed year prior to the change of control will immediately vest and be released; (ii) a pro rata portion, measured in quarterly increments, of annual performance shares for the year in which the change of control occurs will immediately vest and be released; (iii) all "true up" performance shares and all remaining annual performance shares for years completed prior to the change of control will immediately vest and be released based on Atmel's actual performance through the most recently completed year prior to the change of control if they would have otherwise been credited; and (iv) any remaining annual performance shares and "true up" performance shares that are not so vested and released will be converted into time based shares, vesting quarterly through December 31, 2013. For a termination without cause, resignation for good reason or termination due to death or disability in connection with a change of control, all annual performance shares and true up performance shares which have been or would have been, but for the executive officer's termination prior to the date of the change of control, converted to time based shares upon the change of control will immediately vest, such that all shares awarded under the 2011 Plan will become fully vested upon such termination. Executive officers also receive death and disability protection under their performance-based restricted stock unit award agreement, such that: (i) all annual performance shares credited or entitled to be credited through the date of death or disability will immediately vest and be released; (ii) a pro rata portion, measured in quarterly increments, of annual performance shares for the year in which the death or disability occurs will immediately vest and be released; and (iii) any remaining annual performance shares and true up performance shares for that executive officer will be forfeited.

The following table provides information concerning the estimated payments and benefits that would have been provided to the following named executive officers in the circumstances described above, assuming, as applicable, a termination date of December 31, 2012.

		Estimated Payments and Benefits(1)			
			Involuntary Termination Other Than For Cause or Termination due to Death or Disability		Voluntary Termination for Good Reason
Name	Type of Benefit	Change of Control with Continued Employment ($)	Not in Connection With a Change of Control ($)	In Connection With a Change of Control ($)	In Connection With a Change of Control ($)
Stephen Cumming	Salary	—	410,000	410,000	410,000
	Annual Incentive Bonus	—	348,500	697,000	697,000
	COC Plan Vesting Acceleration(2)	—	—	2,666,953	2,666,953
	Performance-Based Restricted Stock Unit Award Acceleration(3)	360,934(4)	251,086(5)	753,250	753,250
	Continued Coverage of Employee Benefits(6)	—	19,319	19,319	19,319
	Total Benefits:	360,934	1,028,904	4,546,522	4,546,522
Tsung-Ching Wu	Salary	—	509,200	509,200	509,200
	Annual Incentive Bonus	—	432,820	865,640	865,640
	COC Plan Vesting Acceleration(2)	—	—	3,469,638	3,469,638
	Performance-Based Restricted Stock Unit Award Acceleration(3)	439,400(4)	305,671(5)	917,000	917,000
	Continued Coverage of Employee Benefits(6)	—	19,319	19,319	19,319
	Total Benefits:	439,400	1,267,010	5,780,797	5,780,797
Robert Valiton	Salary	—	370,000	370,000	370,000
	Annual Incentive Bonus	—	296,000	592,000	592,000
	COC Plan Vesting Acceleration(2)	—	—	2,601,998	2,601,998
	Performance-Based Restricted Stock Unit Award Acceleration(3)	392,322(4)	272,921(5)	818,750	818,750
	Continued Coverage of Employee Benefits(6)	—	18,365	18,365	18,365
	Total Benefits:	392,322	957,286	4,401,113	4,401,113
Scott Wornow	Salary	—	385,000	385,000	385,000
	Annual Incentive Bonus	—	288,750	577,500	577,500
	COC Plan Vesting Acceleration(2)	—	—	2,090,636	2,090,636
	Performance-Based Restricted Stock Unit Award Acceleration(3)	282,469(4)	196,500(5)	589,500	589,500
	Continued Coverage of Employee Benefits(6)	—	19,319	19,319	19,319
	Total Benefits:	282,469	889,569	3,661,954	3,661,954

(1) Payments and benefits are estimated assuming that the triggering event took place on December 31, 2012, and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($6.55). The payments and benefits shown in connection with a change of control are estimated assuming that the executive does not use transitional outplacement benefits; amounts for any such benefits actually paid are not expected to be significant. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such

event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. The COC Plan provides that termination benefits will be either delivered in full or to such lesser extent as would result in no portion of such termination benefits being subject to the excise tax imposed by Section 4999 of the Code, whichever of the foregoing amounts, after taking into account all applicable taxes, results in the greatest amount of termination benefits to the executive on an after-tax basis.

(2) Reflects the aggregate market value of unvested option grants and restricted stock units (other than performance-based restricted stock units) that would become vested under the circumstances. Aggregate market value for such stock options is computed by multiplying (i) the difference between $6.55 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2012. Aggregate market value for such restricted stock units is computed by multiplying (i) $6.55 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2012.

(3) Reflects the aggregate market value of performance-based restricted stock units that would become vested under the circumstances. Aggregate market value for performance-based restricted stock units is computed by multiplying (i) $6.55 by (ii) the number of shares underlying such restricted stock units at December 31, 2012.

(4) Pursuant to the terms of the performance-based restricted stock unit award agreement for each named executive officer, the remainder of the shares subject to the award will convert into time based shares and such shares will have an aggregate market value as follows (computed in accordance with footnote (3) above): Mr. Cumming: 59,896 shares with a value of $392,316; Mr. Wu: 72,916 shares with a value of $477,600; Mr. Valiton: 65,104 shares with a value of $426,428; and Mr. Wornow: 46,875 shares with a value of $307,031.

(5) Reflects the aggregate market value of performance-based restricted stock units that would become vested upon a termination for death or disability only.

(6) Assumes continued coverage of health coverage benefits at the same level of coverage provided for fiscal 2012.

Compensation of Directors

The following table provides information concerning the compensation paid by us to each of our non-employee directors for fiscal 2012. Mr. Laub and Mr. Wu, who are our employees, do not receive additional compensation for their services as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
Charles Carinalli	78,000	154,348	232,348
Papken Der Torossian	69,000	154,348	223,348
Dr. Edward Ross	73,000	154,348	227,348
Jack L. Saltich	93,000	154,348	247,348
David Sugishita	158,500	154,348	312,848

(1) Amounts shown do not reflect compensation actually received by the director. Instead the dollar value of these awards is the aggregate grant date fair value computed in accordance with FASB ASC 718, excluding any estimate of future forfeitures related to service-based vesting conditions. See footnote (1) to the "Summary Compensation Table" for a description of the assumptions used in the valuation of these awards.

(2) As of December 31, 2012, the aggregate number of shares underlying options and restricted stock units outstanding for each of our non-employee directors was as follows:

Name	Aggregate Number of Shares Underlying Options	Aggregate Number of Shares Underlying RSUs
Charles Carinalli	49,000	29,926
Papken Der Torossian	111,500	29,926
Dr. Edward Ross	74,000	29,926
Jack L. Saltich	41,500	29,926
David Sugishita	9,625	29,926

Standard Director Compensation Arrangements

Cash Compensation

During fiscal 2012, each non-employee director received a cash retainer of $50,000, paid in installments, for service on the Board and its committees. The non-executive chairman of the Board received a cash retainer of $60,000 for 2012. In addition, each non-employee director received $1,000 for each Board meeting attended, and $1,000 for each committee meeting attended for each committee on which the non-employee director served. Also, non-employee directors who served as committee chairs received an annual retainer for such service in the amount of $17,500 for the chair of the Audit Committee, $15,000 for the chair of the Compensation Committee and $10,000 for the chair of the Corporate Governance and Nominating Committee. Non-employee directors are reimbursed for their expenses in connection with their attendance at Board and committee meetings and their out-of-pocket business expenses associated with service on the Board and its committees.

Equity Compensation

During fiscal 2012, equity compensation was issued as follows: (i) the target value for "initial" grants to a new non-employee director was set at $280,000, payable entirely in restricted stock units that will vest annually over 4 years from the effective date and (ii) the target value for "annual" grants to our non-employee directors was set at $180,000, payable entirely in restricted stock units (based on a 30-day trailing average from the date of grant), with a cliff vest after one year.

All outstanding, unvested equity awards (e.g., options and restricted stock units) held by non-employee members of the Board of Directors shall vest 100% upon a change of control of Atmel.

During fiscal 2011, our Board enacted mandatory stock ownership guidelines for directors. Those guidelines require each director to hold equity in Atmel equal to three (3) times the annual cash retainer received by that director; that target equity threshold may be reached by a director within three (3) years, and will continue to roll forward to reflect any increases in the annual cash retainer paid to directors.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options, warrants and rights granted to employees and directors, as well as the number of securities remaining available for future issuance (without giving effect to any full award conversion ratios applicable to restricted stock units), under Atmel's equity compensation plans as of December 31, 2012 (share amounts in thousands).

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)
Equity compensation plans approved by security holders	28,619(1)(2)	4.33(3)	28,632(4)
Equity compensation plans not approved by security holders	—	—	—
Total	28,619	4.33	28,632

(1) Includes options to purchase shares outstanding under the 2005 Stock Plan. Excluded from the table are 0.4 million shares subject to equity awards that we assumed in December 2012 in connection with an acquisition that we completed. We do not plan to issue additional equity under that assumed plan.

(2) Includes 21,944 restricted stock units granted under our 2005 Stock Plan that had not vested as of such date.

(3) This weighted-average exercise price does not include outstanding restricted stock units.

(4) Consists of 6,148 shares available for future issuance under our 2005 Stock Plan (for options, restricted stock units and performance-based restricted stock units) and 22,484 shares available for future issuance under our 2010 Employee Stock Purchase Plan. Pursuant to our 2005 Stock Plan, each share subject to restricted stock, restricted stock units (including performance shares) and stock purchase rights granted prior to May 18, 2011 is counted as one-and-78/100 (1.78) shares against the shares available for grant under the 2005 Stock Plan and each share subject to restricted stock, restricted stock units (including performance shares) and stock purchase rights granted on or after May 18, 2011 is counted as one-and-61/100 (1.61) shares against the shares available for grant under the 2005 Stock Plan.

SECURITY OWNERSHIP

The following table sets forth certain information with respect to beneficial ownership of our common stock as of March 4, 2013 by (i) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the executive officers named in the Summary Compensation Table, (iii) each director and nominee for director, and (iv) all directors, nominees for director and executive officers as a group. The information on beneficial ownership in the table and the footnotes hereto is based upon our records and the most recent Schedule 13D or 13G filed by each such person or entity and information supplied to us by such person or entity. Except as otherwise indicated (or except as contained in a referenced filing), each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable, and can be reached by contacting our principal executive offices.

Beneficial Owner(1)	Common Stock Beneficially Owned(2)	Approximate Percent Beneficially Owned(2)
T. Rowe Price Associates, Inc.(3)	73,419,720	17.12%
Janus Capital Management LLC(4)	53,587,512	12.49%
UBS Global Asset Management Americas Inc.(5)	26,010,028	6.06%
BlackRock, Inc.(6)	25,347,530	5.91%
Steven Laub(7)	4,931,446	1.14%
Stephen Cumming(8)	462,980	*
Tsung-Ching Wu(9)	8,961,542	2.09%
Rob Valiton(10)	197,116	*
Scott Wornow(11)	102,293	*
David Sugishita(12)	52,106	*
Charles Carinalli(13)	151,482	*
Dr. Edward Ross(14)	131,482	*
Papken Der Torossian(15)	222,182	*
Jack L. Saltich(16)	99,656	*
Walt Lifsey(17)	87,078	*
All current directors and executive officers as a group (11 persons)(18)	15,312,285	3.55%

* Less than one percent of the outstanding common stock

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Atmel Corporation, 1600 Technology Drive, San Jose, CA 95110.

(2) Based on 428,879,162 shares outstanding on March 4, 2013. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Atmel's common stock subject to options and restricted stock units held by that person that will be exercisable/vested within 60 days after March 4, 2013, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 25,083,920 shares as to which T. Rowe Price Associates, Inc. ("Price Associates") has sole voting power and 73,419,720 shares as to which Price Associates has sole dispositive power. Based on a Schedule 13G, Amendment No. 1 filed with the SEC on February 7, 2013. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202. These securities are owned by various individual and institutional investors which Price Associates serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a

beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4) Based on a Schedule 13G, Amendment No. 3 filed with the SEC on February 14, 2013. The address of Janus Capital Management LLC is 151 Detroit Street, Denver, Colorado 80206.

(5) Includes 21,591,007 shares as to which UBS Global Asset Management Americas Inc. ("UBS") has sole voting power and 26,010,028 shares as to which UBS has shared dispositive power. Based on a Schedule 13G, Amendment No. 1 filed with the SEC on February 12, 2013. The address of UBS is Bahnhofstrasse 45, PO Box CH-8001, Zurich V8 CH 8001, Switzerland.

(6) Based on a Schedule 13G, Amendment No. 3 filed with the SEC on January 30, 2013. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(7) Includes 3,024,340 shares owned directly. Also includes 1,907,106 shares issuable under stock options exercisable within 60 days after March 4, 2013.

(8) Includes 344,347 shares owned directly. Also includes 118,633 shares issuable under stock options exercisable within 60 days after March 4, 2013.

(9) Includes 1,495,684 shares owned directly, 6,644,902 shares held in trust, of which Mr. Wu and his wife are the trustees, and 257,170 shares held in trust for Mr. Wu's children, of which Mr. Wu and his wife are the trustees. Also includes 563,786 shares issuable under stock options exercisable within 60 days after March 4, 2013.

(10) Includes 127,982 shares owned directly. Also includes 69,134 shares issuable under stock options exercisable within 60 days after March 4, 2013.

(11) Includes 102,293 shares owned directly. No shares are issuable under stock options exercisable within 60 days after March 4, 2013.

(12) Includes 42,481 shares owned directly. Also includes 9,625 shares issuable under stock options exercisable within 60 days after March 4, 2013.

(13) Includes 43,315 share owned directly, and 59,167 shares held in trust, of which Mr. Carinalli and his wife are the trustees. Also includes 49,000 shares issuable under stock options exercisable within 60 days after March 4, 2013.

(14) Includes 57,482 shares owned directly. Also includes 74,000 shares issuable under stock options exercisable within 60 days after March 4, 2013.

(15) Includes 25,481 shares owned directly, 79,201 shares held in trust, of which Mr. Der Torossian and his wife are the trustees, and 6,000 shares held by Mr. Der Torossian's IRA. Also includes 111,500 shares issuable under stock options exercisable within 60 days after March 4, 2013.

(16) Includes 46,156 shares owned directly, and 12,000 shares held in trust, of which Mr. Saltich and his wife are the trustees. Also includes 41,500 shares issuable under stock options exercisable within 60 days after March 4, 2013.

(17) Mr. Lifsey retired effective October 31, 2012. Pursuant to the terms of his Separation Agreement with the Company, Mr. Lifsey became a consultant to the Company and the vesting of his equity awards continued on the terms set forth in the Separation Agreement. Accordingly, includes 28,625 shares owned directly and 58,453 shares issuable under stock options exercisable within 60 days after March 4, 2013.

(18) Includes 2,944,284 shares issuable to current directors and executive officers (excluding Mr. Lifsey) under stock options exercisable within 60 days after March 4, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with the charter for the Audit Committee, our Audit Committee reviews and approves in advance in writing any proposed related person transactions. The most significant related person transactions, as determined by the Audit Committee, must be reviewed and approved in writing in advance by our Board. Any related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

The related party transactions that our Audit Committee reviewed since the beginning of fiscal 2012 were neither reportable nor significant.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such officers, directors and 10% stockholders are also required by the SEC rules to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of such forms received, or written representations from certain reporting persons that no filings were required for such persons, we believe that, during the year ended December 31, 2012, all Section 16(a) reports were filed on a timely basis.

REPORT OF THE AUDIT COMMITTEE

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Atmel specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of our independent registered public accounting firm, and Atmel's internal accounting and financial controls. This purpose is more fully described in the charter of the Audit Committee which can be accessed on our website at http://ir.atmel.com/governance.cfm.

Our Audit Committee has (1) reviewed and discussed the audited financial statements with management and with KPMG LLP, our independent registered public accounting firm, (2) discussed with management and with KPMG LLP the evaluation of Atmel's internal controls and the audit of the effectiveness of Atmel's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, (3) discussed with KPMG LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, and as adopted by the Public Company Accounting Oversight Board, and (4) received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP their independence.

Based on the review and discussions referred to in this report, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2012 and filed with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

David Sugishita (Chairman)
Charles Carinalli
Jack L. Saltich

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting or any adjournments or postponements thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: March 29, 2013
San Jose, California

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Appendix A

AMENDMENT NO. 1 TO THE ATMEL CORPORATION 2005 STOCK PLAN (AS AMENDED AND RESTATED MAY 18, 2011)

The Atmel Corporation 2005 Stock Plan, as amended and restated May 18, 2011 (as amended to date, the "Plan") is hereby amended, subject to, and contingent upon, shareholder approval, as follows:

1. Amendments to Section 4(a).

   (a) The first sentence of Section 4(a) of the Plan is hereby amended by deleting the term "133,000,000" and substituting the term "158,000,000" in its place and stead.

   (b) Footnote 1 to Section 4(a) of the Plan is hereby amended and restated in its entirety to read as follows: "1. Includes 58,000,000 Shares approved by the Company's Stockholders on May 14, 2008, 19,000,000 Shares approved by the Company's Stockholders on May 18, 2011 and 25,000,000 Shares approved by the Company's Stockholders on May 9, 2013."

   (c) The second paragraph of Section 4(a) is hereby amended by inserting the following after the fourth sentence therein: "Shares that would otherwise be issued or delivered under the Plan but are not issued or delivered because the Shares are repurchased by the Company with Option exercise proceeds will not become available for future grant or sale under the Plan."

2. Amendments to Section 4(b).

   (a) The second paragraph of Section 4(b) of the Plan is hereby amended by inserting the words "but prior to May 9, 2013" after the date "May 18, 2011" in each of the second and fifth lines thereof.

   (b) Section 4(b) of the Plan is hereby amended by inserting a new paragraph at the end thereof as follows:

   "Any Shares subject to Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 9, 2013 will be counted against the numerical limits of this Section 4 as one and 57/100 (1.57) Shares for every one (1) Share subject thereto. Further, if Shares acquired pursuant to any Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 9, 2013 are forfeited or repurchased by the Company and would otherwise return to the Plan pursuant to this Section 4, one and 57/100 (1.57) times the number of Shares so forfeited or repurchased will return to the Plan and will again become available for issuance.

3. Amendments to Section 5(c).

   (a) Section 5(c)(ii) of the Plan is hereby amended (i) by inserting the words "or SAR exchange program" after the words "Option Exchange Program" and (ii) by inserting the words "or SAR" after each instance of the word "Option" in the second line thereof.

   (b) Section 5(c)(iii) of the Plan is hereby amended (i) by inserting the words "or SARs" after the word "Options" in the first line thereof.

ATMEL CORPORATION

2005 STOCK PLAN

(AS AMENDED AND RESTATED MAY 18, 2011)

1. Background. The Plan permits the grant of Nonstatutory Stock Options, Incentive Stock Options, Stock Purchase Rights, Stock Appreciation Rights, and Restricted Stock Units.

2. Purposes of the Plan. The purposes of this 2005 Stock Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide additional incentive to Employees, Directors and Consultants, and
- to promote the success of the Company's business.

3. Definitions. As used herein, the following definitions shall apply:

(a) "Administrator" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 5 of the Plan.

(b) "Affiliate" means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

(c) "Applicable Laws" means the requirements relating to the administration of equity-based compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and any other applicable laws of any jurisdiction in which Awards are, or will be, granted under the Plan.

(d) "Award" means, individually or collectively, a grant under the Plan of Options, Stock Purchase Rights, Stock Appreciation Rights, and Restricted Stock Units.

(e) "Award Agreement" means the written agreement (including in electronic form) setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan and may be amended, from time to time, by the Administrator subject to the terms of this Plan.

(f) "Board" means the Board of Directors of the Company.

(g) "Cash Flow" means cash generated from operating activities.

(h) "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(i) "Committee" means a committee of Directors appointed by the Board in accordance with Section 5 of the Plan.

(j) "Common Stock" means the common stock of the Company.

(k) "Company" means Atmel Corporation, a Delaware corporation, and any successor thereto.

(l) "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(m) "Determination Date" means the latest possible date that will not jeopardize the qualification of an Award granted under the Plan as "performance-based compensation" under Section 162(m) of the Code.

(n) "Director" means a member of the Board, either as an Employee or an Outside Director.

(o) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(p) "Earnings Per Share" means Net Income, divided by a weighted average number of common shares outstanding and dilutive common equivalent shares deemed outstanding.

(q) "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(r) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(s) "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

(t) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable, or, if the day of determination is not a trading day, the average of the closing sales prices (or the closing bids, if no sales were reported) on the immediately following and preceding trading dates, in either case as reported by The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(u) "Fiscal Year" means the fiscal year of the Company.

(v) "Grant Date" means, with respect to an Award, the date that the Award was granted.

(w) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) "Margin" means the Company's or a business unit's gross or operating margin.

(y) "Market Share" means sales generated by particular segments or products of the Company relative to the total market sales of such segments or products.

(z) "Net Income" means Revenue minus expenses.

(aa) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(bb) "Notice of Grant" means a written or electronic notice evidencing certain terms and conditions of an individual Award grant. The Notice of Grant is part of the Award Agreement.

(cc) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(dd) "Operating Profit" means the Company's or a business unit's profits from operations.

(ee) "Option" means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(ff) "Option Exchange Program" means a program whereby outstanding Options are surrendered or cancelled in exchange for the right to receive options of the same type, of a different type and/or cash pursuant to such terms as the Administrator may determine.

(gg) "Optioned Stock" means the Common Stock subject to an Award.

(hh) "Optionee" means the holder of an outstanding Option or Stock Purchase Right granted under the Plan.

(ii) "Outside Director" means a Director who is not an Employee.

(jj) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(kk) "Participant" means the holder of an outstanding Award, which shall include an Optionee.

(ll) "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award for a Performance Period. As determined by the Administrator, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Cash Flow, (b) Earnings Per Share, (c) Margin, (d) Market Share, (e) Net Income, (f) Operating Profit, (g) Product Development, (h) Product Unit Sales, (i) Revenue, and (j) Total Stockholder Return. The Performance Goals may differ from Participant to Participant and from Award to Award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, the passage of time, performance at other companies and/or versus other Performance Goal(s) or financial metric(s)), (iii) in dollar or percentage terms, (iv) on a per share and/or per capita basis or against the Company's outstanding shares, (v) against the performance of the Company as a whole or against particular segments or products of the Company and/or other companies, (vi) in accordance with generally accepted accounting principles ("GAAP") or on a non-GAAP basis, and/or (vii) on a pre-tax or after-tax basis. Prior to the Determination Date, the Administrator shall determine whether any element(s) (for example, but not by way of limitation, the effect of mergers or acquisitions or restructurings) shall be included in or excluded from the calculation of any Performance Goal with respect to any Participants (whether or not such determinations result in any Performance Goal being measured on a basis other than GAAP.

(mm) "Performance Period" means any Fiscal Year or such other period longer or shorter than a Fiscal Year but, in any case, not shorter than a fiscal quarter or longer than six (6) Fiscal Years, as determined by the Administrator in its sole discretion.

(nn) "Plan" means this 2005 Stock Plan, as amended.

(oo) "Product Development" means the objective and measurable goals approved by the Administrator for the creation or manufacture of products, which goals may include (but not by way of limitation) conformance to design specifications or requirements not to exceed specified defect levels.

(pp) "Product Unit Sales" means the number of product units sold to third parties.

(qq) "Restricted Stock" means shares of Common Stock acquired pursuant to a grant of Stock Purchase Rights under Section 12 of the Plan.

(rr "Restricted Stock Purchase Agreement" means a written agreement between the Company and the Optionee evidencing the terms and restrictions applying to stock purchased under a Stock Purchase Right. The Restricted Stock Purchase Agreement is subject to the terms and conditions of the Plan and the Notice of Grant.

(ss) "Restricted Stock Unit" means an Award granted to a Participant pursuant to Section 14.

(tt) "Retirement" means, in the case of an Employee or Director: (a) a Termination of Service occurring on or after age sixty-five (65), or (b) a Termination of Service occurring on or after age sixty (60) with at least ten (10) years of service. With respect to a Consultant, no Termination of Service shall be deemed to be on account of "Retirement."

(uu) "Revenue" means net sales generated from third parties.

(vv) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(ww) "Section 16(b)" means Section 16(b) of the Exchange Act.

(xx) "Section 409A" means Section 409A of the Code and any proposed, temporary or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

(yy) "Service Provider" means an Employee, Director or Consultant.

(zz) "Share" means a share of the Common Stock, as adjusted in accordance with Section 16 of the Plan.

(aaa) "Stock Appreciation Right" or "SAR" means an Award, granted alone or in connection with a related Option (either affiliated or tandem) that pursuant to Section 13 is designated as a SAR.

(bbb) "Stock Purchase Right" means the right to purchase Common Stock pursuant to Section 12 of the Plan, as evidenced by a Notice of Grant.

(ccc) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

(ddd) "Tax Obligations" means tax and social insurance liability obligations and requirements in connection with the Awards, including, without limitation, (a) all federal, state, and local taxes (including the Participant's FICA obligation) that are required to be withheld by the Company or the employing Subsidiary, (b) the Participant's and, to the extent required by the Company (or the employing Subsidiary), the Company's (or the employing Subsidiary's) fringe benefit tax liability, if any, associated with the grant, vesting, or sale of Shares, and (c) any other Company (or employing Subsidiary) taxes the responsibility for which the Participant has agreed to bear with respect to such Award (or exercise thereof or issuance of Shares thereunder).

(eee) "Termination of Service" means (a) in the case of an Employee, a cessation of the employee-employer relationship between the Employee and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, Retirement, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous re-employment or engagement as a consultant by the Company or an Affiliate; (b) in the case of a Consultant, a cessation of the service relationship between the Consultant and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by

resignation, discharge, death, Disability, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous employment as an Employee or re-engagement of the Consultant by the Company or an Affiliate; and (c) in the case of a Director, a cessation of the Director's service on the Board for any reason, including, but not by way of limitation, a termination by resignation, death, Disability, Retirement or non-reelection to the Board, but excluding any such termination where there is a simultaneous employment as an Employee or engagement as a Consultant by the Company or an Affiliate.

(fff) "Total Stockholder Return" means the total return (change in share price plus reinvestment of any dividends) of a Share, or stockholder return relative to a recognized industry index, including, for example, the Philadelphia Semiconductor Index.

4. Stock Subject to the Plan.

(a) Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be optioned and sold under the Plan is 133,000,000 Shares.(1) The Shares may be authorized, but unissued, or reacquired Common Stock.

If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock or Restricted Stock Units, is forfeited to the Company or repurchased by the Company, the unpurchased Shares (or for Awards other than Options and Stock Appreciation Rights, the forfeited or repurchased Shares) that were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). Upon exercise of a Stock Appreciation Right settled in Shares, the gross number of Shares covered by the portion of the Award so exercised will cease to be available under the Plan. Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if unvested Shares of Restricted Stock or Restricted Stock Units are repurchased by the Company or are forfeited to the Company, such Shares will become available for future grant under the Plan. Shares used to pay the exercise or purchase price of an Award and/or to satisfy the tax withholding obligations related to an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not reduce the number of Shares available for issuance under the Plan. Notwithstanding the foregoing provisions of this Section 4(a), subject to adjustment provided in Section 16, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in this Section 4(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan under this paragraph.

(b) Full Value Awards. Any Shares subject to Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 14, 2008 but prior to May 18, 2011 will be counted against the numerical limits of this Section 4 as one and 78/100 (1.78) Shares for every one (1) Share subject thereto. Further, if Shares acquired pursuant to any Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 14, 2008 but prior to May 18, 2011 are forfeited or repurchased by the Company and would otherwise return to the Plan pursuant to this Section 4, one and 78/100 (1.78) times the number of Shares so forfeited or repurchased will return to the Plan and will again become available for issuance.

(1) Includes 58,000,000 Shares approved by the Company's stockholders on May 14, 2008 and 19,000,000 Shares approved by the Company's stockholders on May 18, 2011.

Any Shares subject to Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 18, 2011 will be counted against the numerical limits of this Section 4 as one and 61/100 (1.61) Shares for every one (1) Share subject thereto. Further, if Shares acquired pursuant to any Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 18, 2011 are forfeited or repurchased by the Company and would otherwise return to the Plan pursuant to this Section 4, one and 61/100 (1.61) times the number of Shares so forfeited or repurchased will return to the Plan and will again become available for issuance.

5. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. The Plan may be administered by different Committees with respect to different groups of Service Providers.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code. For purposes of qualifying grants of Awards as "performance-based compensation" under Section 162(m) of the Code, the Committee, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Committee on or before the latest date permissible to enable the Awards to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Awards that are intended to qualify under Section 162(m) of the Code, the Committee shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Awards under Section 162(m) of the Code (e.g., in determining the Performance Goals).

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(viii) to determine the form and manner in which Participants may designate beneficiaries of Awards in the event of the Participant's death, including determining the Participants or classes of Participants who may designate beneficiaries with respect to any Award or type of Award;

(ix) to modify or amend each Award (subject to Section 18(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options longer than is otherwise provided for in the Plan;

(x) to allow Optionees to satisfy Tax Obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Award that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by an Optionee to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator; and

(xii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Additional Power of Administrator Requiring Stockholder Approval. The Administrator shall have authority to take the following actions, but only if not otherwise prohibited by the provisions of the Plan and only if approval by the Company's stockholders is obtained:

(i) reduce the exercise price of any Award to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Award shall have declined since the date the Award was granted; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval;

(ii) institute an Option Exchange Program to allow for the cancellation of an outstanding Option followed by its immediate replacement with a new Option with a lower exercise price, or with a different type of Award, cash or a combination thereof; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval; and

(iii) institute any other program that would constitute a revaluation or repricing of Options; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval.

(d) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations shall be final and binding on all Optionees and any other holders of Options or Stock Purchase Rights.

6. Eligibility. Nonstatutory Stock Options, Stock Purchase Rights, Stock Appreciation Rights and Restricted Stock Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

7. Limitations.

(a) Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 7(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b) Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company, nor shall they interfere in any way with the Participant's right or the Company's right to terminate such relationship at any time, with or without cause.

(c) The following limitations shall apply to grants of Options, Stock Purchase Rights, Stock Appreciation Rights and Restricted Stock Units:

(i) No Service Provider shall be granted, in any fiscal year of the Company, Options, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units to purchase more than 5,000,000 Shares.

(ii) In connection with his or her initial service, a Service Provider may be granted Options, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units to purchase up to an additional 5,000,000 Shares which shall not count against the limit set forth in subsection (i) above.

(iii) The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 16.

(iv) If an Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Unit is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 16), the cancelled Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units will be counted against the limits set forth in subsections (i) and (ii) above. For this purpose, if the exercise price of an Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Unit is reduced, the transaction will be treated as a cancellation of the Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units and the grant of a new Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units.

8. Term of Plan. Subject to Section 22 of the Plan, the Plan shall become effective upon adoption by the Board and obtaining stockholder approval. The Plan amends and restates the previous 1996 Stock Plan. It shall continue in effect until March 25, 2021 unless terminated earlier under Section 18 of the Plan.

9. Term of Option. The term of each Option shall be stated in the Award Agreement; however, the term of an Option granted on or after April 9, 2008 shall be no longer than ten (10) years from the Grant Date or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the Grant Date or such shorter term as may be provided in the Award Agreement.

10. Option Exercise Price and Consideration.

(a) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

(i) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the Grant Date.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date.

(ii) In the case of a Nonstatutory Stock Option granted on or after April 9, 2008, except as may be required by law to ensure favorable tax treatment in a non-U.S. jurisdiction, the per Share exercise price shall be no less than 100% of the Fair Market Value per share on the Grant Date . In the case of a Nonstatutory Stock Option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the Grant Date pursuant to a merger or other corporate transaction.

(b) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions which must be satisfied before the Option may be exercised.

(c) Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of:

(i) cash;

(ii) check;

(iii) other Shares, which in the case of Shares acquired directly or indirectly from the Company, (A) have been vested and owned by the Optionee for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(v) a reduction in the amount of any Company liability to the Optionee, including any liability attributable to the Optionee's participation in any Company-sponsored deferred compensation program or arrangement;

(vi) any combination of the foregoing methods of payment; or

(vii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

11. Exercise of Option.

(a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Except for options granted prior to October 11, 1996, or unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, other than upon the Optionee's death or Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c) Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d) Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised following the Optionee's death within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of death (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a

form and manner acceptable to the Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Optionee in a form and manner acceptable to the Administrator, then such Option may be exercised by the personal representative of the Optionee's estate or in the event no administration of the Optionee's estate is required, then by the successor-in-interest to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution, as the case may be. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's death. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

12. Stock Purchase Rights.

(a) Rights to Purchase. Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing or electronically, by means of a Notice of Grant, of the terms, conditions and restrictions related to the offer, including the number of Shares that the offeree shall be entitled to purchase, the price to be paid, and the time within which the offeree must accept such offer. The offer shall be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Administrator.

(b) Number of Shares. The Administrator shall have complete discretion to determine the number of Stock Purchase Rights granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted Stock Purchase Rights covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(c) Repurchase Option. Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or Disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

(d) Other Provisions. The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion.

(e) Rights as a Shareholder. Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a shareholder, and shall be a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 16 of the Plan.

(f) Death of Participant.

(i) Exercise of Stock Purchase Right. If a Participant dies while a Service Provider, the Stock Purchase Right may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent the Stock Purchase Right is vested on the date of death (but in no event later than the expiration date set forth in the Award Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form and manner acceptable to the Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Participant in a form and manner acceptable to the Administrator, then such Stock Purchase Right may be exercised by the personal representative of the Participant's estate or in the event no administration of the Participant's estate is required, then by the successor-in-interest to whom the Stock Purchase Right is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution, as the case may be. If, at the time of death, the Participant is not vested as to his or her entire Stock Purchase Right, the Shares covered by the unvested portion of the Stock Purchase Right shall immediately revert to the Plan. If the Stock Purchase Right is not so exercised within the time as specified in the Award Agreement, the Stock Purchase Right shall terminate, and the Shares covered by such Stock Purchase Right shall revert to the Plan.

(ii) Release from Escrow. If a Participant dies while a Service Provider, any Shares subject to a Stock Purchase Right (A) that have been released from the Company's repurchase option or for which the Company's repurchase option expires or has expired unexercised, and (B) that are not yet released from escrow, shall be issued, and certificates evidencing such released Shares shall be delivered, to the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form and manner acceptable to the Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Participant in a form and manner acceptable to the Administrator, then such Shares shall be transferred to the personal representative of the Participant's estate or in the event no administration of the Participant's estate is required, then to the successor-in-interest pursuant to the Participant's will or in accordance with the laws of descent and distribution, as the case may be.

13. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Employees and Consultants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator may grant affiliated SARs, freestanding SARs, tandem SARs, or any combination thereof.

(i) Number of Shares. The Administrator shall have complete discretion to determine the number of SARs granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted SARs covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(ii) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan. However, except as may be required by law to ensure favorable tax treatment in a non-U.S. jurisdiction, the exercise price of a freestanding SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date. The exercise price of tandem or affiliated SARs shall equal the Exercise Price of the related Option.

(b) Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. With respect to a tandem SAR granted in connection with an Incentive

Stock Option: (a) the tandem SAR shall expire no later than the expiration of the underlying Incentive Stock Option; (b) the value of the payout with respect to the tandem SAR shall be for no more than one hundred percent (100%) of the difference between the Exercise Price of the underlying Incentive Stock Option and the Fair Market Value of the Shares subject to the underlying Incentive Stock Option at the time the tandem SAR is exercised; and (c) the tandem SAR shall be exercisable only when the Fair Market Value of the Shares subject to the Incentive Stock Option exceeds the Exercise Price of the Incentive Stock Option.

(c) Exercise of Affiliated SARs. An affiliated SAR shall be deemed to be exercised upon the exercise of the related Option. The deemed exercise of an affiliated SAR shall not necessitate a reduction in the number of Shares subject to the related Option.

(d) Exercise of Freestanding SARs. Freestanding SARs shall be exercisable on such terms and conditions as the Administrator, in its sole discretion, shall determine.

(e) SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(f) Expiration of SARs. A SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement; however, a SAR granted on or after April 9, 2008 shall expire no later than ten (10) years from the Grant Date. Notwithstanding the foregoing, the rules of Section 11 also shall apply to SARs.

(g) Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon a SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. For purposes of Section 4 of the Plan, the reduction in Shares available for future issuance upon the grant of the SAR will be determined at the Grant Date based on the full number of Shares subject to the SAR. Upon settlement of the SAR, there will be no further reduction in Shares available for future issuance under Section 4 of the Plan. Upon the forfeiture of all or a portion of the SAR, the forfeited Shares shall be returned to the Shares available for future issuance under Section 4 of the Plan. For avoidance of doubt, upon settlement of a SAR, Shares will not be returned to the Shares available for future issuance under Section 4 of the Plan, notwithstanding the fact that if Shares are issued in settlement of a SAR they will be issued only based on the difference between the Fair Market Value of a Share on the date of exercise over the exercise price.

14. Restricted Stock Units.

(a) Grant of Restricted Stock Units. Restricted Stock Units may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator will have complete discretion in determining the number of Restricted Stock Units granted to each Participant, provided that during any Fiscal Year, no Participant shall be granted Restricted Stock Units covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(c) Value of Restricted Stock Units. Each Restricted Stock Unit will have an initial value that is established by the Administrator on or before the Grant Date.

(d) Performance Goals and Other Terms. The Administrator will set Performance Goals or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Restricted Stock Units that will be paid out to the Service Providers. The time period during which the Performance Goals or other vesting provisions (including the effects of an actual change of control) must be met will be called the "Performance Period." Each award of Restricted Stock Units will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set Performance Goals based upon the achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(e) Duration of Performance Periods. The Administrator will set the length of time for a Performance Period, subject to the following limits:

(i) The Performance Period related to Restricted Stock Units with Performance Goals shall not be less than one (1) year; and

(ii) The Performance Period related to Restricted Stock Units with time-based vesting provisions shall not be less than three (3) years;

provided, however, that up to five percent (5%) of the shares currently authorized for grant under the Plan may be subject to Restricted Stock Units without such limits on the length of the Performance Period.

(f) Earning of Restricted Stock Units. After the applicable Performance Period has ended, the holder of Restricted Stock Units will be entitled to receive a payout of the number of Restricted Stock Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals or other vesting provisions have been achieved. After the grant of a Restricted Stock Unit, the Administrator shall not reduce or waive any Performance Goals or other vesting provisions for such Restricted Stock Unit; provided, however, that the Administrator, in its sole discretion, may reduce or waive any Performance Goals or other vesting provisions for such Restricted Stock Unit in the event of a Participant's death, Disability, or Retirement, or in the event of an actual change of control, the sale of substantially all of the assets of the Company, or a merger of the Company with or into another entity pursuant to which the stockholders of the Company before such transaction do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company after such transaction.

(g) Form and Timing of Payment of Restricted Stock Units. Payment of earned Restricted Stock Units will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Restricted Stock Units in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Restricted Stock Units at the close of the applicable Performance Period) or in a combination thereof.

(h) Cancellation of Restricted Stock Units. On the date set forth in the Award Agreement, all unearned or unvested Restricted Stock Units will be forfeited to the Company, and again will be available for grant under the Plan.

(i) Death of Participant. If a Participant dies while a Service Provider, any earned Restricted Stock Units that have not yet been paid shall be paid to the Participant's designated beneficiary, provided such beneficiary has been designated prior to the Participant's death in a form and manner acceptable to the Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Participant in a form and manner acceptable to the Administrator, then such earned Restricted Stock Units shall be paid to the personal representative of the Participant's estate or in the event no administration of the Participant's estate is required, then to the successor-in-interest pursuant to the

Participant's will or in accordance with the laws of descent and distribution, as the case may be. If, at the time of death, the Participant holds any Restricted Stock Units that are not yet earned, the unearned Restricted Stock Units shall be forfeited to the Company, and again shall be available for grant under the Plan.

15. Non-Transferability of Awards. Unless determined otherwise by the Administrator and except as set forth in Sections 11(d), 12(f), 13(f) and 14(i), an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the Administrator deems appropriate.

16. Adjustments Upon Changes in Capitalization, Dissolution or Liquidation, Merger or Asset Sale.

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Award, and the numerical Share limits in Sections 4, 7, 13 and 14 of the Plan, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award until ten (10) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Award shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action. Notwithstanding anything in this Section 16(b) to the contrary, for Awards granted on or after August 14, 2008, that may be considered "deferred compensation" within the meaning of Section 409A, the payment of any Awards that accelerate in accordance with this Section 16(b) nevertheless will be made at the same time or times as if such Awards had vested in accordance with the vesting provisions applicable to such Awards unless otherwise determined by the Administrator.

(c) Merger or Asset Sale. For Awards granted prior to August 14, 2008, in the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. For Awards granted on or after August 14, 2008, in the event of (i) a merger of the Company with or into another corporation, other than a merger which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its Parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity

or its Parent outstanding immediately after such merger or (ii) the sale of substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Award (whether granted prior to, on or after August 14, 2008), the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock will lapse, and, with respect to Restricted Stock Units, all Performance Goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an Option or Stock Appreciation Right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right will be fully vested and exercisable for a period of 15 days from the date of such notice, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this Section 16(c), the Award shall be considered assumed if, following the merger or sale of assets, the Award confers the right (on no less favorable terms and conditions) to purchase or receive, for each Share subject to the Award immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) or, in the case of a Stock Appreciation Right upon the exercise of which the Administrator determines to pay cash or a Restricted Stock Unit which the Administrator can determine to pay in cash, the fair market value of the consideration received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, for each Share subject to such Award (or in the case of Restricted Stock Units, the number of implied shares determined by dividing the value of the Restricted Stock Units by the per Share consideration received by holders of Common Stock in the merger or sale of assets), to be solely common stock of the successor corporation or its Parent equal in fair market value to the per Share consideration received by holders of Common Stock in the merger or sale of assets.

Notwithstanding anything in this Section 16(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more Performance Goals will not be considered assumed if the Company or its successor modifies any of such Performance Goals without the Participant's consent; provided, however, a modification to such Performance Goals only to reflect the successor corporation's corporate structure post-merger or post-sale of assets will not be deemed to invalidate an otherwise valid Award assumption.

17. Date of Grant. The Grant Date of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws, and to adopt material Plan amendments, including:

(i) A material increase in benefits accrued to Participants under the Plan;

(ii) An increase in the number of shares that may be optioned or sold under the Plan;

(iii) A material modification (expansion or reduction) of the class of participants in the Plan; or

(iv) A provision permitting the Administrator to lapse or waive restrictions on Awards at its discretion.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

21. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

22. Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

23. Tax Withholding.

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy an amount sufficient to satisfy all Tax Obligations with respect to such Award (or exercise thereof).

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such Tax Withholding obligation, in whole or in part by (without limitation) (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the minimum statutory amount required to be withheld, or (c) delivering to the Company already-owned Shares having a Fair Market Value equal to the minimum statutory amount required to be withheld. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-19032

Atmel

ATMEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0051991**
(State or other jurisdiction ofincorporation or organization)	*(I.R.S. Employer Identification Number)*

1600 Technology Drive, San Jose, California 95110
(Address of principal executive offices)

(408) 441-0311
(Registrant's telephone number)

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 29, 2012, the last business day of the Registrant's most recently completed second fiscal quarter, there were 419,481,576 shares of the Registrant's Common Stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based on the closing sale price of such shares on the NASDAQ Global Select Market on June 29, 2012) was approximately $2,814,721,375. Shares of Common Stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On January 31, 2013, the Registrant had 439,341,816 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Registrant's 2013 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the Registrant's fiscal year ended December 31, 2012.

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TABLE OF CONTENTS

		Page
	PART I	
ITEM 1.	BUSINESS	2
ITEM 1A.	RISK FACTORS	13
ITEM 1B.	UNRESOLVED STAFF COMMENTS	32
ITEM 2.	PROPERTIES	32
ITEM 3.	LEGAL PROCEEDINGS	32
ITEM 4.	MINE SAFETY DISCLOSURES	33
	PART II	
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	34
ITEM 6.	SELECTED FINANCIAL DATA	35
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	36
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60
ITEM 8.	CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	62
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	120
ITEM 9A.	CONTROLS AND PROCEDURES	120
ITEM 9B.	OTHER INFORMATION	121
	PART III	
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE MATTERS	122
ITEM 11.	EXECUTIVE COMPENSATION	123
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	123
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	123
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	123
	PART IV	
ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	124
SIGNATURES		125
EXHIBIT INDEX		126

PART I

ITEM 1. *BUSINESS*

FORWARD LOOKING STATEMENTS

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements" and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for fiscal 2013 and beyond. Our statements regarding the following matters also fall within the meaning of "forward looking" statements and should be considered accordingly: the expansion of the market for microcontrollers, revenue for our maXTouch® products, expectations for our new XSense™ products, our gross margin expectations and trends, anticipated revenue by geographic area and the ongoing transition of our revenue base to Asia, expectations or trends involving our operating expenses, capital expenditures, cash flow and liquidity, our factory utilization rates, the effect and timing of new product introductions, our ability to access independent foundry capacity and the corresponding financial condition and operational performance of those foundry partners, the effects of our strategic transactions and restructuring efforts, the estimates we use in respect of the amount and/or timing for expensing unearned stock-based compensation and similar estimates related to our performance-based restricted stock units, our expectations regarding tax matters, the outcome of litigation (including intellectual property litigation in which we may be involved or in which our customers may be involved, especially in the mobile device sector) and the effects of exchange rates and our ongoing efforts to manage exposure to exchange rate fluctuation. Our actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion and in Item 1A — Risk Factors, and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "should," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. We undertake no obligation to update any forward-looking statements in this Form 10-K.

BUSINESS

General

We are one of the world's leading designers, developers and suppliers of microcontrollers, which are self-contained computers-on-a-chip. Microcontrollers are generally less expensive, consume less power and offer enhanced programming capabilities compared to traditional microprocessors. Our microcontrollers and related products are used in many of the world's leading smartphones, ultrabooks, tablet devices, e-readers, wireless peripherals and other consumer and industrial electronics in which they provide core functionality for such things as touch sensing, sensor and lighting management, security and encryption features, wireless applications, industrial controls, building automation and battery management. We offer an extensive portfolio of capacitive touch products that integrate our microcontrollers with fundamental touch-focused intellectual property ("IP") we have developed, and we continue to leverage our market and technology advantages to expand our product portfolio within the touch-related eco-system. Toward that end, and as a natural extension of our touch controller business, we announced our XSense products, a new type of touch sensor based on proprietary metal mesh technologies, in 2012. We also design and sell products that are complementary to our microcontroller business, including nonvolatile memory, radio frequency and mixed-signal components and application specific integrated circuits. With our broad product portfolio, our semiconductors also enable applications such as smart-meters used for utility monitoring and billing, commercial, residential and architectural LED-based lighting systems, touch panels

used on household and industrial appliances that integrate our "non-mechanical" buttons, sliders and wheels, various aerospace, industrial and military products and systems, and numerous electronic-based automotive components like keyless ignition and access, engine control, and lighting and entertainment systems for standard and hybrid vehicles. We have continued to focus on the development of wireless products that allow devices to communicate and connect with each other, and have continued to integrate enhanced wireless capabilities into our product portfolio, including technologies, such as "Wi-Fi Direct;" that enable the so-called "Internet of Things," where smart, connected devices and appliances seamlessly share data and information. We currently own and operate one wafer manufacturing facility in Colorado Springs, Colorado, consistent with our strategic determination made several years ago to maintain lower fixed costs and capital investment requirements.

We intend to continue leveraging our IP portfolio of more than 1,600 U.S. and foreign patents, and our significant software expertise, to further enhance the breadth of applications and solutions we offer. Our patents, and patent applications, cover important and fundamental microcontroller, capacitive touch and other technologies that support our product strategy. We expect the market for microcontrollers to continue to expand over time as tactile, gesture and proximity-based user interfaces become increasingly prevalent, as additional intelligence is built into an ever growing universe of everyday products, as our customers look to replace mechanical or passive controls in their products, and as power management and similar capabilities become increasingly critical to the continued development of consumer and industrial products.

We were originally incorporated in California in December 1984. In October 1999, we were reincorporated in Delaware. Our principal offices are located at 1600 Technology Drive, San Jose, California 95110, and our telephone number is (408) 441-0311. Our website is located at: www.atmel.com; however, the information in, or that can be accessed through our website is not part of this annual report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through the "Investors" section of www.atmel.com and we make them available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC also maintains a website located at www.sec.gov that contains our SEC filings.

Products

We currently organize our business into four reportable operating segments (see Note 14 of Notes to Consolidated Financial Statements for further discussion). Each of those reportable operating segments offer products that compete in one or more of the end markets described below under the caption "Principal Markets and Customers."

- *Microcontrollers.* This segment includes Atmel's capacitive touch products, including maXTouch and QTouch®, AVR® 8-bit and 32-bit products, ARM® based products, Atmel's 8051 8-bit products, and designated commercial wireless products, including low power radio and SOC products that meet Zigbee and Wi-Fi specifications. Our new XSense™ product is also included in this segment. The Microcontroller segment comprised 62% of our net revenue for both the years ended December 31, 2012 and 2011.
- *Nonvolatile Memories.* This segment includes serial interface electrically erasable programmable read-only memory ("SEEPROM"), electrically erasable programmable read-only ("EEPROM") and erasable programmable read-only memory ("EPROM") devices. This segment also includes products with military and aerospace applications. In the third quarter of 2012, we sold our serial flash product line. The Nonvolatile Memories segment comprised 12% of our net revenue for the year ended December 31, 2012, compared to 14% of our net revenue for the year ended December 31, 2011.

- *Radio Frequency ("RF") and Automotive.* This segment includes automotive electronics, wireless and wired devices for industrial, consumer and automotive applications and foundry services. The RF and Automotive segment comprised 12% of our net revenue for the year ended December 31, 2012, compared to 11% of our net revenue for the year ended December 31, 2011.
- *Application Specific Integrated Circuits ("ASIC").* This segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices, including products that provide hardware security for embedded digital systems, products with military and aerospace applications and application specific standard products for space applications, power management and secure cryptographic memory products. The ASIC segment comprised 14% of our net revenue for the year ended December 31, 2012, compared to 13% of our net revenue for the year ended December 31, 2011.

Within each reportable operating segment, we offer our customers products and solutions with a range of speed, density, power usage, specialty packaging, security and other features.

Microcontrollers

Our Microcontroller segment offers customers a full range of products in the industrial, security, communications, computing and automotive markets for embedded controls. Our product portfolio consists of proprietary and non-proprietary solutions, with four major Flash-based microcontroller architectures targeted at the high volume embedded control market:

- our proprietary Atmel AVR 8-bit and 32-bit microcontroller platforms;
- our Atmel QTouch and Atmel maXTouch products;
- our embedded 32-bit ARM-based product family; and
- our 8051 8-bit based industry standard microcontroller products

We have determined to include our XSense product in this segment because of its relationship to our capacitive touch product portfolio. We also include our Wi-Fi Direct solutions, which enable personal area networks and direct device-to-device communication and connectivity, within this segment.

Embedded control systems typically incorporate a microcontroller as the principal active component. A microcontroller is a self-contained computer-on-a-chip consisting of a central processing unit ("CPU"), nonvolatile program memory (Flash and EEPROM), random access memory ("RAM") for data storage and various input/output peripheral capabilities. In addition to the microcontroller, a complete embedded control system incorporates application-specific software and may include specialized peripheral device controllers and internal or external nonvolatile memory components, such as Flash and EEPROMs, to store additional program software and various analog and interface products.

These complex system-on-a-chip solutions are manufactured using our leading-edge process technologies, including complementary metal oxide semiconductor ("CMOS"), double-diffused metal oxide semiconductor ("DMOS"), logic, CMOS logic, bipolar, bipolar CMOS ("BiCMOS"), silicon germanium ("SiGe"), SiGe BiCMOS, analog, bipolar double diffused CMOS and radiation tolerant process technologies. We develop these process technologies ourselves to ensure they provide the maximum possible performance.

We believe that microcontrollers will continue to replace mechanical and other passive controls in a wide range of applications, such as lighting, automobile control functions, home automation, wireless communications, and user interfaces in all products that typically require human interaction.

Atmel AVR 8-bit and 32-bit Microcontrollers

Atmel AVR, which is our proprietary technology, combines code-efficient architecture for "C" and assembly programming with the ability to tune system parameters throughout the product's entire life cycle. Our AVR microcontrollers are designed to deliver enhanced computing performance at lower power consumption than any competitive products. We also offer a full suite of industry leading development tools and design support, enabling customers to easily and cost-effectively refine and improve their product offering. We have a significant development community that has evolved for our AVR products, with many developers actively collaborating through social networking sites dedicated to supporting our AVR microcontrollers. We also introduced Atmel Studio 6.0 in 2012, an online, integrated development platform for developing and debugging Atmel ARM Cortex™-M and Atmel AVR microcontroller-based applications. We believe that our portfolio of AVR and ARM-based products gives us one of the broadest microcontroller portfolios in the market.

Atmel QTouch and Atmel maXTouch

Through our QTouch and maXTouch products, we are a leading supplier of capacitive sensing solutions for touchscreens and other touch controls.

Our maXTouch architecture combines touch sensing with sophisticated algorithms, enabling advanced capabilities on screen sizes ranging from mobile phones to tablet devices and larger screen ultrabooks. Our maXTouch products enable a device to track up to 16 fingers simultaneously. Its software allows a device to reject unintended touches resulting from gripping the screen or resting palms on the device. maXTouch detects the lightest touches at very high refresh rates and low latency, allowing for enhanced responsiveness for the end user.

Our QTouch and maXTouch devices are microcontroller-based capacitive sensing integrated circuits ("ICs") designed to detect touch with copper electrodes on a printed circuit board or Indium Tin Oxide electrodes on a clear touchscreen panel, respectively. QTouch is designed for discreet touch button, slider and wheel ("BSW") applications. In addition, our QMatrix™ technology allows for the support of a much larger number of sensors in a single chip. With the flexibility our microcontroller architecture offers, a user is able to integrate multiple features in a single device such as "proximity sensing" or gesture recognition for detecting a finger or hand at a distance and haptic effects for providing tactile feedback.

ARM-based Solutions

Our AT91SAM ARM-based products use industry-standard 32-bit ARM7™, ARM9™ and ARM Cortex architectures. Those products allow us to offer a range of products with and without embedded nonvolatile memories. The Atmel SAM3 Cortex M3-based, SAM4 Cortex M4-based and Atmel SAM7 ARM7TDMI®-based microcontrollers provide a migration path from 8/16-bit microcontroller technology for applications where more system performance and larger on-chip Flash memory is required. These products are optimized for low power consumption and reduced system cost and support our QTouch technology. Selected devices integrate cryptographic accelerators and protection against physical attacks, making them suitable, as an example, for financial transaction applications requiring the highest security levels.

Our SAM9 ARM926-based products are highly-integrated, high-performance 32-bit embedded microprocessors, with complex analog and digital peripherals integrated on the same chip, offering high-speed connectivity, optimal data bandwidth, and rich interface support.

Our AT91SAM customers save significant development time with the worldwide support ecosystem of industry-leading suppliers of development tools, operating systems including Linux and Android, protocol stacks and applications.

Atmel 8051

Our 8051 8-bit microcontroller product offering is based on the standard 8051 CPU and ranges from products containing 2 kilobytes ("Kbytes") of embedded Flash memory to the largest products offering 128Kbytes of embedded Flash memory. Our 8051 products address a significant portion of the 8-bit microcontroller market in which customers already have an installed software and application base that uses standard 8051 architecture.

XSense

Our XSense touch sensors provide a high-performance alternative to existing touch sensors, and are optimal for a wide range of touchscreen products, enabling thinner sensor stacks with superior performance and excellent optical clarity. XSense allows original equipment manufacturers (OEMs) to develop larger, lighter, sleeker, curved and edgeless designs for smartphones, tablets, ultrabooks and other touch-enabled products.

Nonvolatile Memories

EEPROM

EEPROM products offer customers the flexibility and ability to alter single bytes of data. Our EEPROM products consist of two main families, Serial EEPROM and Parallel EEPROM.

Atmel Serial EEPROMs

Our Serial EEPROM products were developed to meet market demand for delivery of nonvolatile memory content through specialized, low pin-count interfaces and packages. The product portfolio includes densities ranging from 1K-bit to 1M-bit. We currently offer three complete families of Serial EEPROMs, supporting industry standard I²C (2-wire), Microwire™ (3-wire), and serial peripheral interface ("SPI") protocols. Our Serial EE products are primarily used to store personal preference data and configuration/setup data, in consumer, automotive, telecommunications, medical, industrial, and PC applications, such as WLAN adapters, LCD TVs, video game systems and GPS devices.

Atmel Parallel EEPROMs

We are a leading supplier of high performance, in-system programmable Parallel EEPROMs. We believe that our Parallel EEPROM products represent the industry's most complete offering. We emphasize high reliability in the design of our Parallel EEPROMs, which is achieved through the incorporation of on-chip error detection and correction features. Parallel EEPROMs offer high endurance programmability and are highly flexible, offering faster data transfer rates and higher memory densities when compared to some serial interface architectures. These products are generally used to store frequently updated data in communications infrastructure equipment and avionics navigation systems.

Atmel EPROMs

The general one-time programmable ("OTP") EPROM market is a niche segment within the nonvolatile memory market, as Serial Flash and similar technologies have become more prevalent. Our OTP EPROM products address the high-performance end of this market where demand and pricing is relatively stable. These products are generally used to store the operating code of embedded microcontroller or DSP-based systems that need a memory solution for direct code execution where the memory contents cannot be tampered with or altered by the user.

Radio Frequency ("RF") and Automotive

Automotive RF

We are a leading supplier of automobile access solutions, which include complete keyless entry products for wireless passive entry/go systems, corresponding ICs for access control unit receivers and transceivers, and tire pressure monitoring systems for automobiles. Our innovative immobilizer ICs, which incorporate the widely accepted advanced encryption standard ("AES"), offer car theft protection.

High Voltage

High voltage ICs are manufactured utilizing mixed signal high voltage technology, providing analog-bipolar, high voltage DMOS power and CMOS logic function on a single chip. Our high voltage ICs withstand and operate at high voltages and can be connected directly to the battery of a car, and focus on intelligent load drivers, local interconnect network in-vehicle networking ("LIN/IVN") and battery management products for hybrid cars. The applications for the load drivers are primarily motor and actuator drivers and smart valve controls. Our new line of battery management ICs target Li-ion battery systems that are becoming the standard for full electric and hybrid cars. Our LIN/IVN in-vehicle networking products help car makers simplify the wire harness by using the LIN bus, which is rapidly gaining popularity. Many body electronic applications can be connected and controlled via the LIN network bus, including switches, actuators and sensors.

RF Components

The RF product line includes low frequency RF identification tag ICs targeted toward the access control market and the livestock and pet tagging markets. These ICs are used with a reader IC to make contactless identification possible for a variety of applications. Our RF products also target the industrial, scientific, and medical ("ISM") RF markets, including wireless remote control applications such as home alarm systems, garage door openers, remote controlled toys and wireless game consoles.

Mixed Signal

Our broadcast radio product line includes an industry-leading portfolio of highly-integrated antenna drivers, which enable small form factor car antennas. In addition, we also offer infrared receivers.

ASIC

Custom ASICs

We design, manufacture and market ASICs to meet customer requirements for high-performance logic devices in a variety of customer-specific applications. Our design platform utilizes our extensive libraries of qualified analog and digital IP blocks. This approach integrates system functionality into a single chip based on our unique architecture platform combined with one of the richest libraries of qualified IP blocks in the industry. By combining a variety of logic functions on a single chip, costs are reduced, design risk is minimized, time-to-market is accelerated and performance can be optimized.

We design and manufacture ASICs in a range of products that includes standard digital and analog functions, as well as nonvolatile memory elements and large pre-designed macro functions all integrated on a single chip. We work closely with customers to develop and manufacture custom ASIC products so that we can provide them with IC solutions on a sole-source basis. Our ASIC products are targeted primarily at high-volume customers whose applications require high-speed, high-density or low and mixed-voltage devices such as customers in the medical, consumer and security markets.

Secure Products

Our hardware authentication devices offer a highly secure, hardened solution for reliable authentication of legitimate OEM offerings, storage for confidential information and trusted identification across wired and wireless networks. We produce our CryptoMemory®, CryptoRF®, smart card reader chips and secure microcontrollers for point of sales terminals.

Field Programmable Gate Arrays ("FPGAs")

Our foreign subsidiaries offer a family of radiation hardened FPGAs for space applications. Our family of reconfigurable FPGA Serial Configuration EEPROMs can replace one-time-programmable devices for FPGAs from other vendors. In addition we offer FPGA-to-gate array conversions for both military and commercial applications.

Technology

For more than 25 years, we have focused our efforts on developing advanced CMOS processes that can be used to manufacture reliable nonvolatile elements for memory and advanced logic integrated circuits. We believe that our experience in single and multiple-layer metal CMOS processing gives us a competitive advantage in developing and delivering high-density, high-speed and low-power memory and logic products.

We meet customers' demands for constantly increasing functionality on ever-smaller ICs by increasing the number of layers we use to build the circuits on a wafer and by reducing the size of the transistors and other components in the circuit. To accomplish this we develop and introduce new wafer processing techniques as necessary. Our current ICs incorporate effective feature sizes as small as 65 nanometers. We are developing processes that will support effective feature sizes smaller than 45 nanometers, which we expect to produce at outside wafer foundries in the future. In 2010, we completed our transition to a "fab-lite" manufacturing model and now own and operate one wafer fabrication facility located in Colorado Springs, Colorado.

Principal Markets and Customers

Arrow Electronics, Inc. and Samsung Electronics Co Ltd. (Samsung) accounted for more than 10% of our revenue for the year ended December 31, 2012. There were no customers that accounted for more than 10% of our revenue for the years ended December 31, 2011 and 2010. For further discussion see Note 14 of the Notes to the Consolidated Financial Statements.

Industrial

While the industrial electronics market has traditionally been considered a slow growth end-market compared to communications or computing sectors, the use of electronic content in industrial applications has begun to accelerate over the past several years. The demand for energy efficiency and productivity gains in electronic-enabled systems is driving the switch from mechanical to digital solutions for products such as temperature sensors, motor controls, factory lighting, smart energy meters, capacitive touch interface and commercial appliances. We provide microcontrollers, nonvolatile memory, high-voltage and mixed-signal products that are designed to work effectively in harsh environments. Principal customers include General Electric, Honeywell, Ingenico, Itron, Samsung, Siemens and Textron.

Mobile Devices

Mobile devices, which use our capacitive touchscreen and sensor management technologies, are one of our largest end user markets. We offer solutions for screen sizes ranging from 3.5" to 17.3", thereby allowing us to address the smartphone, tablet, ultrabook and personal computer segments. Product life

cycles in this segment tend to be significantly shorter than the life cycle for products in the industrial market, requiring more frequent product refreshes and ongoing reviews and enhancements of feature sets.

We also expect our XSense touch sensor product to enable our customers to enhance the touch experience on their mobile devices. Our XSense touch sensors use copper-based mesh technologies to provide a high-performance alternative to existing touch sensors manufactured using primarily indium tin oxide (ITO). We commenced commercial production of our XSense product in the first quarter of 2013. XSense enables thinner sensor stacks with electrical and power performance that is generally better than competing ITO technologies because of the lower resistance and enhanced conductivity that copper offers. We have also been successful in delivering optical quality and clarity that we believe is equivalent to alternative sensor solutions.

We believe that our capacitive touch solutions and XSense products, either alone or in combination with each other, offer a compelling suite of products for the mobile device industry. Principal customers in the mobile device market include Acer, Amazon, ASUS, Huawei, LG, Motorola, Nokia, Pantech, Samsung and ZTE.

Communications, Networking and Telecommunications Products

Communications includes technology for wireless and wireline telecommunications and data networking. For the wireless market, we also provide nonvolatile memory and baseband and RF ASICs that are used for GSM and code-division multiple access ("CDMA") mobile phones and their base stations, as well as two-way pagers, mobile radios, and cordless phones and their base stations. We also have a range of products based on the IEEE 802.11 ("Wi-Fi") and 802.15.4 ("Zigbee") wireless protocols that enable instant connectivity between electronic devices. We also provide ASIC, nonvolatile memory and programmable logic products that are used in the switches, routers, cable modem termination systems and digital subscriber line ("DSL") access multiplexers, which are used to build internet infrastructure. Principal customers in the communications market include Alcatel Lucent, Cisco, Ericsson, Fujitsu, Motorola, Nokia, Pantech, Philips, Qualcomm, Samsung, Sharp and Siemens.

Automotive

The automobile market continues to rely more extensively on electronics solutions. For automotive applications, we provide body electronics for passenger comfort and convenience, safety related subsystems such as air-bag drivers, anti-lock brake control and tire pressure monitors, keyless entry transmitters, capacitive touch interface and receivers and in-vehicle entertainment components. With our introduction of high-voltage and high-temperature capable ICs we are broadening our automotive reach to systems and controls in the engine compartment. Virtually all of these are application-specific mixed signal ICs. Although the automotive industry underwent significant disruption from 2008 to 2011 as a result of the global economic recession and several natural disasters, we believe that this market offers longer-term growth opportunities that will be driven by the ongoing demand for sophisticated automotive electronic systems. Principal customers in these markets include Continental, Delphi, Hella, Magneti Marelli, Robert Bosch, TRW, VDO and Visteon.

Military and Aerospace

The military and aerospace industries require products that will operate under extreme conditions and are tested to higher standards than commercial products. Through foreign subsidiaries, we offer radiation-hardened ("Rad-Hard") products that meet the unique requirements of space and industrial applications. For these applications, our foreign subsidiaries provide Rad-Hard ASICs, FPGAs, nonvolatile memories and microcontrollers. We also offer devices designed for aviation and military applications. Principal customers in the military and aerospace markets include Astrium, BAE Systems, EADS, Honeywell, Litton, Lockheed-Martin, Northrop Grumman, Raytheon, Ruag and Thales.

Consumer Goods

Our products are used in many consumer electronics products. We provide microcontrollers for batteries and battery chargers that minimize power usage by being "turned on" only when necessary. Our microcontrollers are also offered for lighting controls and touchscreen user interface applications. In addition, we provide secure tamper resistant circuits for embedded personal computer security applications.

We also sell buttons, sliders and wheels ("BSW") that are used to provide tactile-based user interfaces for many consumer products. Our BSW technology can be found, for example, in many home appliances, such as washing machines, dryers and refrigerators. Principal consumer electronics customers include Acer, Dell, Harman Becker, Honeywell, Hosiden Corporation, Invensys, LG Electronics, Logitech, Matsushita, Philips, Samsung, Sanyo, Sony and Toshiba.

Manufacturing

Once we either produce or purchase fabricated wafers, we probe and test the individual circuits on them to identify those that do not function. After probe, we send all of our wafers to one of our independent assembly contractors where they are cut into individual chips and assembled into packages. Most of the finished products are given a final test by the assembly contractors although some are shipped to our test facilities in the United States and the Philippines, where we perform final electrical testing and visual inspection before delivery to customers.

The raw materials and equipment we use to produce our integrated circuits are available from several suppliers. We are not dependent upon any single source of supply. However, some materials have been in short supply in the past and lead times on occasion have lengthened, especially during semiconductor expansion cycles.

As of December 31, 2012, we owned and operated one wafer fabrication facility located in Colorado Springs, Colorado.

Environmental Compliance

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes.

Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended. See Item 1A — Risk Factors.

Marketing and Sales

We generate our revenue by selling our products directly to OEMs and indirectly to OEMs through our network of global distributors. We market our products worldwide to a diverse base of OEMs serving primarily commercial markets. We sell our products to large OEM accounts through our direct sales force, using manufacturers' representatives or through national and regional distributors. Our agreements with our representatives and distributors are generally terminable by either party on short notice, subject to local laws. Direct sales to OEMs as a percentage of net revenue for the year ended December 31, 2012 were 49%, while sales to distributors were 51% of net revenue.

Our sales outside the U.S. represented 87%, 86% and 84% of net revenue in 2012, 2011 and 2010, respectively. We expect that revenue from our international customers and sales to distributors will continue to represent a significant portion of our net revenue. International sales and sales to distributors are subject to a variety of risks, including those arising from currency fluctuations, tariffs, trade barriers, taxes, export license requirements, foreign government regulations, and risk of non-payment by distributors. See Item 1A — Risk Factors.

Research and Development

We believe significant investment in research and development is vital to our success, growth and profitability, and we will continue to devote substantial resources, including management time, to this activity. Our primary objectives are to increase performance of our existing products, develop new wafer processing and design technologies and draw upon these technologies, and our experience in embedded applications to create new products.

For the years ended December 31, 2012, 2011 and 2010, we spent $251.5 million, $255.7 million and $237.8 million, respectively, on research and development. Research and development expenses are charged to operations as incurred. We expect these expenditures to continue to be significant in the future as we continue to invest in new products and new manufacturing process technology.

Competition

We operate in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as Cypress, Freescale, Fujitsu, Hitachi, Infineon, Intel, Microchip, NXP Semiconductors, ON Semiconductor, Renesas, Samsung, Spansion, STMicroelectronics, Synaptics, and Texas Instruments. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including product speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last three years, we have experienced significant price competition in several business segments, especially in our Nonvolatile Memory segment for EPROM and Serial EEPROM, and in our Microcontroller segment for commodity microcontrollers. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely result in continuing pressure to reduce future average selling prices for our products.

Patents and Licenses

Our success and future product revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patents, copyrights, trademarks and trade secrets, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. However, these may not provide meaningful or adequate protection for all of our IP.

As of December 31, 2012, we had 1,642 U.S. and foreign patents and 554 published patent applications. These patents and patent applications cover important and fundamental microcontroller, capacitive touch and other technologies that support our product strategy. We operate an internal program to identify patentable developments and we file patent applications wherever necessary to protect our proprietary technologies.

The semiconductor industry is characterized by vigorous protection and pursuit of IP rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. From time to time, we receive communications from third parties asserting patent or other IP rights covering our products or processes. In order to avoid the significant costs associated with our defense in

litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may adversely affect our operating results.

We have several patent license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

Employees

At December 31, 2012 we employed approximately 5,000 employees compared to approximately 5,200 employees at December 31, 2011. Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly highly skilled design, process and test engineers necessary for the manufacture of existing products and the research and development of new products and processes. The competition for such personnel is intense, and the loss of key employees could adversely affect our business.

Backlog

We accept purchase orders for deliveries covering periods from one day up to approximately one year from the date on which the order is placed. However, purchase orders can generally be revised or cancelled by the customer without penalty. In addition, significant portions of our sales are ordered with relatively short lead times, often referred to as "turns business." Considering these industry practices and our experience, we do not believe the total of customer purchase orders outstanding (backlog) provides meaningful information that can be relied on to predict actual sales for future periods.

Geographic Areas

In 2012, 13% of our net revenue was derived from customers in the United States, 60% from customers in Asia, 25% from customers in Europe and 2% from the rest of the world. We determine the location of our customers based on the destination to which we ship our products for the benefit of those customers.

As of December 31, 2012, we owned tangible long lived assets in the United States with a net book value of $85.0 million, in France of $28.0 million, in Germany of $17.6 million, and in the Philippines of $61.6 million. See Note 14 of Notes to Consolidated Financial Statements for further discussion.

Seasonality

The semiconductor industry is increasingly characterized by annual seasonality and wide fluctuations of supply and demand. A significant portion of our revenue comes from sales to customers supplying consumer markets, particularly the mobile device market, and from international customers. As a result, our business may be subject to seasonally lower revenue in particular quarters of our fiscal year, especially as many of our larger consumer-focused customers tend to have stronger sales later in the fiscal year as they prepare for the major holiday selling seasons.

The industry has also been affected by significant shifts in consumer demand due to economic downturns or other factors, which may result in volatility in order patterns and lead times, sudden shifts in product demand and periodic production over-capacity. We have, in the past, experienced substantial quarter-to-quarter fluctuations in revenue and operating results and expect, in the future, to continue to experience short term period-to-period fluctuations in operating results due to general industry or economic conditions.

ITEM 1A. *RISK FACTORS*

In addition to the other information contained in this Form 10-K, we have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, or results of operations. Investors should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment. In addition, these risks and uncertainties may affect the "forward-looking" statements described elsewhere in this Form 10-K and in the documents incorporated herein by reference. They could also affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

OUR REVENUE AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO A VARIETY OF FACTORS.

Our future operating results will be subject to quarterly variations based upon a variety of factors, many of which are not within our control. As further discussed in this "Risk Factors" section, factors that could affect our operating results include:

- uncertain global macroeconomic conditions, especially in Europe and Asia, and fiscal and budget uncertainties in the United States;
- the success of our customers' end products, our ability to introduce new products into the market and our ability to improve and implement new manufacturing technologies and reduce manufacturing costs;
- the cyclical nature of the semiconductor industry;
- disruption to our business caused by our increased dependence on outside foundries, and the financial instability of those foundries in some cases;
- our dependence on selling through independent distributors and our ability to obtain accurate sell-through information from these distributors;
- the complexity of our revenue reporting and dependence on our management's ability to make judgments and estimates regarding inventory write-downs, future claims for returns and other matters affecting our financial statements;
- our reliance on non-binding customer forecasts and the effect of customer changes to forecasts and actual demand;
- our dependence on international sales and operations and the complexity of international laws and regulations relating to those sales and operations;
- the effect of fluctuations in currency exchange rates;
- the capacity constraints of our independent assembly contractors;
- our ability to implement new manufacturing technologies and achieve acceptable manufacturing yields;
- business disruptions caused by the disposal of our manufacturing facilities or restructuring activities and the impact of our related take-or-pay supply agreements if wafer prices decrease over time;
- the effect of intellectual property and other litigation on us and our customers, and our ability to protect our intellectual property rights;
- the highly competitive nature of our markets and our ability to keep pace with technological change;

- our dependence on international sales and operations;
- information technology system failures or network disruptions and disruptions caused by our system integration efforts;
- business interruptions, natural disasters, terrorist acts or similar unforeseen events or circumstances;
- our ability to maintain relationships with our key customers, the absence of long-term supply contracts with most of our customers, and product liability claims our customers may bring;
- unanticipated changes to environmental, health and safety regulations or related compliance issues;
- our dependence on certain key personnel;
- uneven expense recognition related to our issuance of performance-based restricted stock units;
- the anti-takeover effects in our certificate of incorporation and bylaws;
- the unfunded nature of our foreign pension plans;
- the effect of acquisitions we may undertake, including our ability to effectively integrate acquisitions into our operations;
- disruptions in the availability of raw materials;
- the complexity of our global legal entity structure, the effect of intercompany loans within this structure, and the occurrence and outcome of income tax audits for these entities; and
- our receipt of economic grants in various jurisdictions, which may require repayment if we are unable to comply with the terms of such grants.

Any unfavorable changes in any of these factors could harm our operating results and may result in volatility or a decline in our stock price.

UNCERTAIN GLOBAL MACRO-ECONOMIC CONDITIONS, ESPECIALLY IN EUROPE AND ASIA, AND FISCAL AND BUDGET UNCERTAINTIES IN THE UNITED STATES CONTINUE TO AFFECT OUR BUSINESS.

Slowing economic growth throughout the world, and continued uncertainty regarding macro-economic conditions in Europe and Asia, have adversely affected demand for our products. Continued adverse economic conditions, slow global growth, general uncertainty about the global economic recovery and ongoing fiscal and budgetary uncertainty in the United States may continue to adversely affect our business prospects.

WE DEPEND SUBSTANTIALLY ON THE SUCCESS OF OUR CUSTOMERS' END PRODUCTS, OUR INTRODUCTION OF NEW PRODUCTS INTO THE MARKET, AND OUR ABILITY TO REDUCE MANUFACTURING COSTS OF OUR PRODUCTS OVER TIME.

We believe that our future sales will depend substantially on the success of our customers' end products, our ability to introduce new products into the market, and our ability to reduce the manufacturing costs of our products over time. Our new products are generally incorporated into our customers' products or systems at their design stage. However, design wins can precede volume sales by a year or more. In addition, we may not be successful in achieving design wins or design wins may not result in future revenue, which depend in large part on our customers' ability to sell their end products or systems within their respective markets.

Rapid innovation within the semiconductor industry also continually increases pricing pressure, especially on products containing older technology. We experience continuous pricing pressure, just as

many of our competitors do. Product life cycles in our industry are relatively short, and as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis. In turn, demand for older technology falls, causing the price at which such products can be sold to drop, often quickly. As a result, the average selling price of each of our products usually declines as individual products mature and competitors enter the market. To offset average selling price decreases and to continue profitably supplying our products, we rely primarily on reducing costs to manufacture our products, improving our process technologies and production efficiency, increasing product sales to absorb fixed costs and introducing new, higher-priced products that incorporate advanced features or integrated technologies to address new or emerging markets. Our operating results could be harmed if such cost reductions, production improvements, increased product sales and new product introductions do not occur in a timely manner.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY CREATES FLUCTUATIONS IN OUR OPERATING RESULTS AND MAY ALSO AFFECT JUDGMENTS, ESTIMATES AND ASSUMPTIONS WE APPLY IN PREPARING OUR FINANCIAL STATEMENTS.

The semiconductor industry has historically been cyclical, characterized by annual seasonality and wide fluctuations in product supply and demand. The semiconductor industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions.

Our operating results have been adversely affected in the past by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of our manufacturing capacity and declining gross margin. Our business may be harmed in the future by cyclical conditions in the semiconductor industry as a whole and by conditions within specific markets served by our products. These fluctuations in demand may also affect inventory write-downs we take or other items in our financial statements. Our inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Determining market value for our inventories involves numerous judgments, estimates and assumptions, including assessing average selling prices and sales volumes for each of our products in future periods. The competitiveness of each product, market conditions and product lifecycles may change over time, resulting in a change in the judgments, estimates and assumptions we apply to establish inventory write-downs. The judgments, estimates and assumptions we apply in evaluating our inventory write-downs, including, for example, shortening or extending the anticipated life of our products, may have a material effect on our financial statements. If we overestimate demand, we may experience excess inventory levels. Inventory adjustments, based on the judgments, estimates and assumptions we make, may affect our results of operations, including our gross margin, in a positive or negative manner, depending on the nature of the adjustment.

A significant portion of our revenue comes from sales to customers supplying consumer markets and from international sales. As a result, our business may be subject to seasonally lower revenue in particular quarters of our fiscal year. The semiconductor industry has also been affected by significant shifts in consumer demand due to economic downturns or other factors, which can exacerbate the cyclicality within the industry and result in further diminished product demand and production over-capacity. We have, in the past, experienced substantial quarter-to-quarter fluctuations in revenue and operating results and expect in the future to continue to experience short term period-to-period fluctuations in operating results due to general industry and economic conditions.

WE COULD EXPERIENCE DISRUPTION OF OUR BUSINESS DUE TO INCREASED DEPENDENCE ON OUTSIDE FOUNDRIES.

After selling our European manufacturing facilities, we currently operate a single wafer fabrication facility in Colorado Springs, Colorado. As a result, we rely substantially on independent third party foundry manufacturing partners to manufacture products for us. As part of this fab-lite strategy, we have expanded and will continue to expand our foundry relationships by entering into new agreements with

third party foundries. If we cannot obtain sufficient capacity commitments, if our foundry partners suffer financial instability affecting their ability to manufacture our products, or if our foundry partners experience production delays for other reasons, the supply of our products could be disrupted, which could harm our business. In addition, difficulties in production yields can often occur when transitioning manufacturing processes to a new third party foundry. If our foundry partners fail to deliver quality products and components on a timely basis, our business could be harmed. For the year ended December 31, 2012, we manufactured approximately 56% of our products in our own wafer fabrication facility compared to 50% for the year ended December 31, 2011.

We expect over time that an increasing portion of our wafer fabrication will be undertaken by third party foundries.

Our fab-lite strategy exposes us to the following risks:

- reduced control over delivery schedules and product costs;
- financial instability, or liquidity issues, affecting our foundry partners;
- higher than anticipated manufacturing costs;
- inability of our manufacturing subcontractors to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;
- possible abandonment of key fabrication processes by our foundry subcontractors for products that are strategically important to us;
- reduced control over or decline in product quality and reliability;
- inability to maintain continuing relationships with our foundries;
- restricted ability to meet customer demand when faced with product shortages or order increases; and
- increased opportunities for potential misappropriation of our intellectual property.

If any of the above risks occur, we could experience an interruption in our supply chain, an increase in costs or a reduction in our product quality and reliability, which could delay or decrease our revenue and adversely affect our business.

We attempt to mitigate these risks with a strategy of qualifying multiple foundry subcontractors. However, there can be no guarantee that this or any other strategy will eliminate or significantly reduce these risks. Additionally, since most independent foundries are located in foreign countries, we are subject to risks generally associated with contracting with foreign manufacturers, including currency exchange fluctuations, political and economic instability, trade restrictions, changes in tariff and freight rates and import and export regulations. Accordingly, we may experience problems maintaining expected timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

We closely monitor the financial condition of our foundry partners, especially those in Europe with which we have take-or-pay contracts. We believe that we have adequate secondary sources for our products if those companies reduce or discontinue their business activities. Nonetheless, while we do not believe that any financial distress, or any other material adverse financial event affecting those foundries, would be likely to have a material adverse effect on our business, the financial instability of a foundry partner does require an investment of significant management time, may require additional changes in operational planning as conditions develop, and could have other unexpected effects on our business. In the year ended December 31, 2012, we took a charge related to a foundry arrangement of $10.6 million, for excess purchase commitments and an impairment of receivables from a foundry supplier of $6.5 million (See Note 17 of Notes to Consolidated Financial Statements for further discussion).

The terms on which we will be able to obtain wafer production for our products, and the timing and volume of such production, will be substantially dependent on future agreements to be negotiated with independent foundries. We cannot be certain that the agreements we reach with such foundries will be on favorable terms. For example, any future agreements with independent foundries may be short-term in duration, may not be renewable, and may provide inadequate certainty regarding the future supply and pricing of wafers for our products.

If demand for our products increases significantly, we have no assurances that our third party foundries will be able to increase their manufacturing capacity to a level that meets our requirements, potentially preventing us from meeting our customer demand and harming our business and customer relationships. Also, even if our independent foundries are able to meet our increased demand, those foundries may decide to charge significantly higher wafer prices to us, which could reduce our gross margin or require us to offset the increased prices by increasing prices to our customers, either of which could harm our business and operating results.

OUR REVENUE IS DEPENDENT TO A LARGE EXTENT ON SELLING TO END CUSTOMERS THROUGH INDEPENDENT DISTRIBUTORS. THESE DISTRIBUTORS MAY HAVE LIMITED FINANCIAL RESOURCES TO CONDUCT THEIR BUSINESS OR TO REPRESENT OUR INTERESTS EFFECTIVELY AND THEY MAY TERMINATE OR MODIFY THEIR RELATIONSHIPS WITH US IN A MANNER THAT ADVERSELY AFFECTS OUR SALES.

Sales through distributors accounted for 51%, 57% and 57% of our net revenue for the years ended December 31, 2012, 2011 and 2010, respectively. We are dependent on our distributors to supplement our direct marketing and sales efforts. Our agreements with independent distributors can generally be terminated for convenience by either party upon relatively short notice. Generally, these agreements are non-exclusive and also permit our distributors to offer and promote our competitors' products.

If any significant distributor or a substantial number of our distributors terminated their relationship with us, decided to market our competitors' products in preference to our products, were unable or not willing to sell our products or were unable to pay us for products sold for any reason, our ability to bring our products to market could be adversely affected, we could have difficulty in collecting outstanding receivable balances, or we could incur other loss of revenue, charges or other adjustments, any of which could have a material adverse effect on our revenue and operating results. In some cases, certain of our distributors in Asia may also have more limited financial resources and constrained balance sheets that distributors in other geographic areas. If these distributors are unable effectively to finance their operations, or to represent our interests effectively because of financial limitations, our business could also be adversely affected.

OUR REVENUE REPORTING IS HIGHLY DEPENDENT ON RECEIVING ACCURATE AND TIMELY SELL-THROUGH INFORMATION FROM OUR DISTRIBUTORS. IF WE RECEIVE INACCURATE OR LATE INFORMATION FROM OUR DISTRIBUTORS, OUR FINANCIAL REPORTING COULD BE MISSTATED.

Our revenue reporting is highly dependent on receiving pertinent, accurate and timely data from our distributors. As our distributors resell products, they provide us with periodic data regarding the products sold, including prices, quantities, end customers, and the amount of our products they still have in stock. Because the data set is large and complex and because there may be errors or delays in the reported data, we may use estimates and apply judgments to reconcile distributors' reported inventories to their end customer sales transactions. Actual results could vary unfavorably from our estimates, which could affect our operating results and adversely affect our business.

OUR REVENUE REPORTING IS COMPLEX AND DEPENDENT, IN PART, ON OUR MANAGEMENT'S ABILITY TO MAKE JUDGMENTS AND ESTIMATES REGARDING FUTURE CLAIMS FOR RETURNS. IF OUR JUDGMENTS OR ESTIMATES ABOUT THESE MATTERS ARE INCORRECT OR INACCURATE, OUR REVENUE REPORTING COULD BE ADVERSELY AFFECTED.

Our revenue reporting is highly dependent on judgments and estimates that our management is required to make when preparing our financial statements. We currently recognize revenue for our distributors based in the United States and Europe in a different manner from the method we use for our distributors based in Asia (excluding Japan).

For sales to certain distributors (primarily based in the U.S. and Europe) with agreements allowing for price protection and product returns, we have not historically had the ability to estimate future claims at the point of shipment, and given that price is not fixed or determinable at that time, revenue is not recognized until the distributor sells the product to its end customer.

For sales to independent distributors in Asia, excluding Japan, we invoice these distributors at full list price upon shipment and issue a rebate, or "credit," once product has been sold to the end customer and the distributor has met certain reporting requirements. After reviewing the pricing, rebate and quotation-related terms, we concluded that we could reliably estimate future claims; therefore, we recognize revenue at the point of shipment for these Asian distributors, assuming all of the other revenue recognition criteria are met, utilizing amounts invoiced, less estimated future claims. As the percentage of our sales to Asia increases, a larger portion of our revenue reporting will be based on this methodology.

If, however, our judgments or estimates are incorrect or inaccurate regarding future claims, our revenue reporting could be adversely affected. In addition, the fact that we recognize revenue differently in the United States and Europe than in Asia (excluding Japan) makes the preparation of our financial statements more complicated, and, therefore, potentially more susceptible to inaccuracies over time.

WE BUILD SEMICONDUCTORS BASED, FOR THE MOST PART, ON NON-BINDING FORECASTS FROM OUR CUSTOMERS. AS A RESULT, CHANGES TO FORECASTS FROM ACTUAL DEMAND MAY RESULT IN EXCESS INVENTORY OR OUR INABILITY TO FILL CUSTOMER ORDERS ON A TIMELY BASIS, WHICH MAY HARM OUR BUSINESS.

We schedule production and build semiconductor devices based primarily on non-binding forecasts from customers and our own internal forecasts. Typically, customer orders, consistent with general industry practices, may be cancelled or rescheduled with short notice to us. In addition, our customers frequently place orders requesting product delivery in a much shorter period than our lead time to fully fabricate and test devices. Because the markets we serve are volatile and subject to rapid technological, price and end-user demand changes, our forecasts of unit quantities to build may be significantly incorrect. Changes to forecasted demand from actual demand may result in us producing unit quantities in excess of orders from customers, which could result in additional expense for the write-down of excess inventory and negatively affect our gross margin and results of operations.

Our forecasting risks may increase as a result of our fab-lite strategy because we will have less control over modifying production schedules to match changes in forecasted demand. If we commit to order foundry wafers and cannot cancel or reschedule our commitment without significant costs or cancellation penalties, we may be forced to purchase inventory in excess of demand, which could result in a write-down of inventories and negatively affect our gross margin and results of operations.

Conversely, failure to produce or obtain sufficient wafers for increased demand could cause us to miss revenue opportunities and could affect our customers' ability to sell products, which could adversely affect our customer relationships and thereby materially adversely affect our business, financial condition and results of operations.

OUR INTERNATIONAL SALES AND OPERATIONS ARE SUBJECT TO COMPLEX LAWS RELATING TO TRADE, EXPORT CONTROLS, FOREIGN CORRUPT PRACTICES AND ANTI-BRIBERY LAWS AMONG MANY OTHER SUBJECTS. A VIOLATION OF, OR CHANGE IN, THESE LAWS COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

For hardware, software or technology exported from, or otherwise subject to the jurisdiction of, the United States, we are subject to U.S. laws and regulations governing international trade and exports, including, but not limited to, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and trade sanctions against embargoed countries and destinations administered by the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC"). Hardware, software and technology exported from, or otherwise subject to the jurisdiction of, other countries may also be subject to non-U.S. laws and regulations governing international trade and exports. Under these laws and regulations, we are responsible for obtaining all necessary licenses and approvals for exports of hardware, software and technology, as well as the provision of technical assistance. In many cases, a determination of the applicable export control laws and related licensing requirements depends on design intent, the source and origin of a specific technology, the nationalities and localities of participants involved in creating, marketing, selling or supporting that technology, the specific technical contributions made by individuals to that technology and other matters of an intensely factual nature. We are also required to obtain all necessary export licenses prior to transferring technical data or software to foreign persons. In addition, we are required to obtain necessary export licenses prior to the export or re-export of hardware, software and technology to any person identified on the U.S. Department of Commerce Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals or Blocked Persons List, or the Department of State's Debarred List. Products for use in space, satellite, military, nuclear, chemical/biological weapons, rocket systems or unmanned air vehicle applications may also require export licenses and involve many of the same complexities and risks of non-compliance in the U.S. and elsewhere.

We continually seek to enhance our export compliance program, including ongoing analysis of historical and current product shipments and technology transfers. We also work with, and assist, government officials, when requested, to ensure compliance with applicable export laws and regulations, and we continue to develop additional operational procedures to improve our compliance efforts. However, export laws and regulations are highly complex and vary from jurisdiction to jurisdiction; a determination by U.S. or other governments that we have failed to comply with any export control laws or trade sanctions, including failure to properly restrict an export to the persons or countries set forth on government restricted party lists, could result in significant civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenue from certain customers or damages claims from any customers adversely affected by such penalties, and exclusion from participation in U.S. government contracts. As we review or audit our import and export practices, from time to time, we may discover previously unknown errors in our compliance practices that require corrective actions; these actions could include voluntary disclosures of those matters to appropriate government agencies, discontinuance or suspension of product sales pending a resolution of any reviews, or other adverse interim or final actions. Further, a change in these laws and regulations could restrict our ability to export to previously permitted countries, customers, distributors, foundries or other third parties. For example, in the past, one of our distributors was added to the U.S. Department of Commerce Entity List, resulting in the termination of our relationship with that distributor. Any one or more of these compliance errors, sanctions or a change in law or regulations could have a material adverse effect on our business, financial condition and results of operations.

We are also subject to complex laws that seek to regulate the payment of bribes or other forms of compensation to foreign officials or persons affiliated with companies or organizations in which foreign governments may own an interest or exercise control. The Foreign Corrupt Practices Act in the United States requires United States companies to comply with an extensive legal framework to prevent bribery of

foreign officials. The laws are complex and require that we closely monitor local practices of our overseas offices. The United States Department of Justice has recently heightened enforcement of these laws. In addition, other countries continue to implement similar laws that may have extra-territorial effect. The United Kingdom, for example, where we have operations, has enacted the U.K. Bribery Act, which could impose significant oversight obligations on us and could be applicable to our operations outside of the United Kingdom. The costs for complying with these and similar laws may be substantial and could reasonably be expected to require significant management time and focus. Any violation of these or similar laws, intentional or unintentional, could have a material adverse effect on our business, financial condition or results of operations.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD NEGATIVELY AFFECT OUR FINANCIAL RESULTS AND CASH FLOWS, AND REVENUE AND COSTS DENOMINATED IN FOREIGN CURRENCIES COULD ADVERSELY AFFECT OUR OPERATING RESULTS AS A RESULT OF FOREIGN CURRENCY MOVES AGAINST THE DOLLAR. THE ELIMINATION OF THE EURO AS A COMMON CURRENCY OR THE WITHDRAWAL OF MEMBER STATES FROM THE EUROPEAN UNION COULD ALSO ADVERSELY AFFECT OUR BUSINESS AND INTRODUCE UNCERTAINTIES WITH RESPECT TO PAYMENT TERMS IN OUR CONTRACTS.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse effect on our financial results and cash flows. Our primary exposure relates to revenue and operating expenses in Europe (denominated in Euros).

When we take an order denominated in a foreign currency, we will receive fewer dollars, and lower revenue, than we initially anticipated if that local currency weakens against the dollar before we ship our product. Conversely, revenue will be positively impacted if the local currency strengthens against the dollar before we ship our product. Costs may also be impacted by foreign currency fluctuation. For example, in Europe, where we have costs denominated in European currencies, costs will decrease if the local currency weakens against the dollar. Conversely, costs will increase if the local currency strengthens against the dollar. Our income from operations would have been approximately $7.7 million higher had the average exchange rate for the year ended December 31, 2012 remained the same as the average exchange rate for the year ended December 31, 2011. The effect is determined assuming that all foreign currency denominated transactions that occurred for the year ended December 31, 2012 were recorded using the average foreign currency exchange rates for the year ended December 31, 2011.

We also face the risk that our accounts receivable denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Similarly, we face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. We have not historically utilized hedging instruments to offset our foreign currency exposure, although we may determine to do so in the future.

Because we conduct business in Europe, we may have additional exposure to currency fluctuations if the Euro is eliminated as a common currency within the Eurozone, or if individual countries determine to stop using that currency. In any of those events, we would have to address exchange rate and conversion issues affecting the Euros we then held and the payments that we expected to receive, or to make, in Euros. There is no certainty regarding the potential economic effect of these Euro currency risks, nor is there any certainty regarding the effect on payment terms included within outstanding sales contracts if the Euro were eliminated or not accepted in some countries as legal tender. Because of those uncertainties, we are not able to assess fully, as of the date of this Annual Report, the potential effect on our business or financial condition if the Eurozone were to disband, if a member state determined to substitute a new currency for the Euro within its borders, or if the Euro became generally less accepted as a global currency.

WE DEPEND ON INDEPENDENT ASSEMBLY CONTRACTORS THAT MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS OR TO MEET OUR QUALITY AND DELIVERY REQUIREMENTS.

After wafer testing, we ship wafers to various independent assembly contractors, where the wafers are separated into die, packaged and, in some cases, further tested. Our reliance on independent contractors to assemble, package and test our products may expose us to significant risks, including the following:

- reduced control over quality and delivery schedules;
- the potential lack of adequate capacity;
- discontinuance or phase-out of our contractors' assembly processes;
- inability of our contractors to develop and maintain assembly and test methods and equipment that are appropriate for our products;
- lack of long-term contracts and the potential inability to secure strategically important service contracts on favorable terms, if at all;
- increased opportunities for potential misappropriation of our intellectual property; and
- financial instability, or liquidity issues, affecting our subcontractors.

In addition, our independent contractors may not continue to assemble, package and test our products for a variety of reasons. Moreover, because most of our independent assembly contractors are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions, including export controls, and changes in tariff and freight rates. Accordingly, we may experience problems with the time, adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

WE MAY FACE BUSINESS DISRUPTION RISKS, AS WELL AS THE RISK OF SIGNIFICANT UNANTICIPATED COSTS, AS WE CONSIDER, OR AS A RESULT OF, CHANGES IN OUR BUSINESS AND ASSET PORTFOLIO.

We are continually reviewing potential changes in our business and asset portfolio throughout our worldwide operations in order to enhance our overall competitiveness and viability. Disposal and restructuring activities that we have undertaken, and may undertake in the future, can divert significant time and resources, involve substantial costs and lead to production and product development delays and may fail to enhance our overall competitiveness and viability as intended, any of which can negatively impact our business. Our disposal activities have in the past and may, in the future, trigger restructuring, impairment and other accounting charges and/or result in a loss on sale of assets. Any of these charges or losses could cause the price of our common stock to decline.

We have in the past and may, in the future, experience labor union or workers' council objections, or labor unrest actions (including possible strikes), when we seek to reduce our manufacturing or operating facilities in Europe and other regions. Many of our operations are located in countries and regions that have extensive employment regulations that we must comply with in order to reduce our workforce, and we may incur significant costs to complete such exercises. Any of those events could have an adverse effect on our business and operating results.

We continue to evaluate existing restructuring accruals related to restructuring plans previously implemented. As a result, there may be additional restructuring charges or reversals or recoveries of previous charges. We may incur additional restructuring and asset impairment charges in connection with additional restructuring plans adopted in the future. Any such restructuring or asset impairment charges recorded in the future could significantly harm our business and operating results. During 2012, we implemented various cost reduction actions, and recorded restructuring charges of $23.5 million related to

workforce reductions for the year ended December 31, 2012. We also recorded restructuring charges of $0.5 million related to lease terminations associated with those workforce reductions. As of December 31, 2012, we recorded $16.2 million in accrued restructuring charges, and we expect to make the cash severance payments in respect of those accruals within the next twelve months.

WE HAVE IN THE PAST ENTERED INTO "TAKE-OR-PAY" SUPPLY AGREEMENTS WITH BUYERS OF OUR WAFER MANUFACTURING OPERATIONS. IF THE CONTRACTUAL PRICING FOR THOSE WAFERS EXCEEDS THE PRICES WE COULD HAVE OTHERWISE OBTAINED IN THE OPEN MARKET, WE MAY INCUR A CHARGE TO OUR OPERATING RESULTS.

We entered into supply agreements with the acquirers of our European wafer manufacturing operations that committed us, or specified subsidiaries of ours, to purchase wafers from these acquirers on a "take-or-pay" basis for a number of years. For example, in connection with the sale of our manufacturing operations in Rousset, France in June 2010, one of our subsidiaries entered into a manufacturing services agreement that, as amended, requires this subsidiary to purchase wafers from LFoundry Rousset SAS until June 2013 on a "take-or-pay" basis. Similarly, in connection with the sale of our manufacturing operations in Heilbronn, Germany, one of our subsidiaries entered into a wafer supply agreement that, as amended, required this subsidiary to purchase wafers from Telefunken Semiconductors GmbH & Co. KG ("TSG") through August 2012 on a "take-or-pay" basis. In August 2012, one of our subsidiaries entered into a new wafer supply agreement that requires this subsidiary to purchase wafers from Telefunken Semiconductors International LLC, the parent of TSG, through May 2013 on a "take-or-pay" basis. In addition to the direct financial effects that these "take-or-pay" arrangements may have, they may also cause us, in some cases, to acquire excess inventory at times when not needed based on demand forecasts (See Note 17 of Notes to Consolidated Financial Statements).

IF WE ARE UNABLE TO IMPLEMENT NEW MANUFACTURING TECHNOLOGIES OR FAIL TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS, OUR BUSINESS WOULD BE HARMED.

Whether demand for semiconductors is rising or falling, we are constantly required by competitive pressures in the industry to successfully implement new manufacturing technologies in order to reduce the geometries of our semiconductors and produce more integrated circuits per wafer. We are developing processes that support effective feature sizes as small as 45 nanometers.

Fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly-controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. Whether through the use of our foundries or third party manufacturers, we may experience problems in achieving acceptable yields in the manufacture of wafers, particularly during a transition in the manufacturing process technology for our products or with respect to manufacturing of new products.

We have previously experienced production delays and yield difficulties in connection with earlier expansions of our wafer fabrication capacity or transitions in manufacturing process technology. Production delays or difficulties in achieving acceptable yields at our fabrication facility or at the fabrication facilities of our third party manufacturers could materially and adversely affect our operating results. We may not be able to obtain the additional cash from operations or external financing necessary to fund the implementation of new manufacturing technologies.

WE MAY, DIRECTLY AND INDIRECTLY, FACE THIRD PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND, DISTRACT OUR MANAGEMENT TEAM AND EMPLOYEES, AND RESULT IN LOSS OF SIGNIFICANT RIGHTS.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. From time to time we receive communications from third parties asserting patent or other intellectual property rights covering our products or processes. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and make regular corresponding royalty payments, which may harm our cash position and operating results.

We have in the past been involved in intellectual property infringement lawsuits, which adversely affected our operating results. In addition to patent infringement lawsuits in which we may be directly involved and named as a defendant, we also may assist our customers, in many cases at our own cost, in defending intellectual property lawsuits involving technologies that are combined with our technologies. See Part I, Item 3 of this Form 10-K. The cost of defending against intellectual property lawsuits, responding to subpoenas, preparing our employees to testify, or assisting our customers in defending against such lawsuits, in terms of management time and attention, legal fees and product delays, can be substantial. If such infringement lawsuits are successful, we may be prohibited from using the technologies at issue in the lawsuits, and if we are unable to obtain a license on acceptable terms, license a substitute technology or design new technology to avoid infringement, our business and operating results may be significantly harmed.

Many of our new and existing products and technologies are intended to address needs in specialized and emerging markets. Given the aggressive pursuit and defense of intellectual property rights that are typical in the semiconductor industry, we expect to see an increase in intellectual property litigation in many of the key markets that our products and technologies serve. An increase in infringement lawsuits within these markets generally, even if they do not involve us, may divert management's attention and resources, which may seriously harm our business, results of operations and financial condition.

As is customary in the semiconductor industry, our standard contracts provide remedies to our customers, such as defense, settlement, or payment of judgments for intellectual property claims related to the use of our products. From time to time, we will indemnify customers against combinations of loss, expense, or liability related to the sale and the use of our products and services. Even if claims or litigation against us are not valid or successfully asserted, defending these claims could result in significant costs and diversion of the attention of management and other key employees.

IF WE ARE UNABLE TO PROTECT OR ASSERT OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS AND RESULTS OF OPERATIONS MAY BE HARMED.

Our future success will depend, in part, upon our ability to protect and assert our intellectual property rights. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our documentation and other proprietary information. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our proprietary technologies and processes, despite our efforts to protect them.

We hold numerous U.S. and foreign patents. We can provide no assurance, however, that these, or any of our future patents, will not be challenged, invalidated or circumvented in ways that detract from their value. Changes in laws may also result in us having less intellectual property protection than we may have experienced historically.

If our patents do not adequately protect our technology, competitors may be able to offer products similar to our products more easily. Our competitors may also be able to design around our patents, which would harm our business, financial position and results of operations.

SIGNIFICANT PATENT LITIGATION IN THE MOBILE DEVICE SECTOR MAY ADVERSELY AFFECT SOME OF OUR CUSTOMERS. UNFAVORABLE OUTCOMES IN SUCH PATENT LITIGATION COULD AFFECT OUR CUSTOMERS' ABILITY TO SELL THEIR PRODUCTS AND, AS A RESULT, COULD ULTIMATELY AFFECT THEIR ABILITY TO PURCHASE OUR PRODUCTS IF THEIR MOBILE DEVICE BUSINESS DECLINES.

There is significant ongoing patent litigation throughout the world involving many of our customers, especially in the mobile device sector. The outcome of these disputes is uncertain. While we may not have a direct involvement in these matters, an adverse outcome that affects the ability of our customers to ship or sell their products could ultimately have an adverse effect on our business. That could happen if these customers reduce their business exposure in the mobile device sector, are prevented from selling their products in certain markets, seek to reduce their cost structures to help fund the payment of unanticipated licensing fees, or are required to take other actions that slow or hinder their market penetration.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED REVENUE, REDUCED GROSS MARGIN AND LOSS OF MARKET SHARE.

We operate in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as Cypress, Freescale, Fujitsu, Hitachi, Infineon, Intel, Microchip, NXP Semiconductors, ON Semiconductor, Renesas, Samsung, Spansion, STMicroelectronics, Synaptics, and Texas Instruments. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we introduce new products, we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last several years, we have experienced significant price competition in several business segments, especially in our nonvolatile memory segment for EPROM and Serial EEPROM products, as well as in our commodity microcontrollers. Competitive pressures in the semiconductor market from existing competitors, new entrants, new technology and cyclical demand, among other factors, can result in declining average selling prices for our products. To the extent that such price declines affect our products, our revenue and gross margin could decline.

In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes;
- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies;
- the rate at which customers incorporate our products into their systems;
- product introductions by our competitors;
- the number and nature of our competitors in a given market;

- our ability to minimize production costs by outsourcing our manufacturing, assembly and testing functions;
- our ability to improve our process technologies and production efficiency; and
- general market and economic conditions.

Many of these factors are outside of our control, and may cause us to be unable to compete successfully in the future, which would materially harm our business.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

Our future success substantially depends on our ability to develop and introduce new products that compete effectively on the basis of price and performance and that address customer requirements. We are continually designing and commercializing new and improved products to maintain our competitive position. These new products typically are more technologically complex than their predecessors and have increased risk of deployment delays and quality and yield issues, among other risks.

The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Our development of new products and our customers' decisions to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of our products may be adversely affected by competing products or other technologies serving the markets addressed by our products. Our qualification process involves multiple cycles of testing and improving a product's functionality to ensure that our products operate in accordance with design specifications. If we experience delays in the introduction of new products, our future operating results could be adversely affected.

In addition, new product introductions frequently depend on our development and implementation of new process technologies, and our future growth will depend in part upon the successful development and market acceptance of these process technologies. Our integrated solution products require more technically sophisticated sales and marketing personnel to market these products successfully to customers. We are developing new products with smaller feature sizes and increased functionality, the fabrication of which will be substantially more complex than fabrication of our current products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development or marketing and sales efforts may not be successful, our new products may not achieve market acceptance, and price expectations for our new products may not be achieved, any of which could significantly harm our business.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS RISKS.

Net revenue outside the United States accounted for 87%, 86% and 84% of our net revenue for the years ended December 31, 2012, 2011 and 2010, respectively. We expect that revenue derived from international sales will continue to represent a significant portion of net revenue. International sales and operations are subject to a variety of risks, including:

- greater difficulty in protecting intellectual property;
- reduced flexibility and increased cost of effecting staffing adjustments;
- foreign labor conditions and practices;
- adverse changes in tax laws;
- credit and collectibility risks on our trade receivables with customers in certain jurisdictions;

- longer collection cycles;
- legal and regulatory requirements, including antitrust laws, import and export regulations, trade barriers, tariffs and tax laws, and environmental and privacy regulations and changes to those laws and regulations;
- negative effects from fluctuations in foreign currency exchange rates;
- international trade regulations, including duties and tariffs;
- cash repatriation restrictions;
- impact of natural disasters on local infrastructures, including those of our distributors and end-customers; and
- general economic and political conditions in these foreign markets.

Some of our distributors, independent foundries, independent assembly, packaging and test contractors and other business partners also have international operations and are subject to the risks described above. Even if we are able to manage the risks of international operations successfully, our business may be adversely affected if our distributors, independent foundries and contractors, and other business partners are not able to manage these risks successfully.

WE MAY BE SUBJECT TO INFORMATION TECHNOLOGY SYSTEM FAILURES OR NETWORK DISRUPTIONS THAT COULD DAMAGE OUR REPUTATION, BUSINESS OPERATIONS AND FINANCIAL CONDITION.

We rely on our information technology infrastructure and certain critical information systems for the effective operation of our business. These information systems are subject to damage or interruption from a number of potential sources, including natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, cyber attacks, sabotage, vandalism, or similar events or disruptions. Our security measures or those of our third party service providers may not detect or prevent such security breaches. Any such compromise of our information security could result in the unauthorized publication of our confidential business or proprietary information, result in the unauthorized release of customer or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation or damage our reputation. In addition, our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business, which could negatively affect our operating results.

OUR OPERATIONS AND FINANCIAL RESULTS COULD BE HARMED BY BUSINESS INTERRUPTIONS, NATURAL DISASTERS, TERRORIST ACTS OR OTHER EVENTS BEYOND OUR CONTROL.

Our operations are vulnerable to interruption by fire, earthquake, volcanoes, power loss, public health issues, geopolitical uncertainties, telecommunications failures and other events beyond our control. Our headquarters, some of our manufacturing facilities, the manufacturing facilities of third-party foundries and some of our major suppliers' and customers' facilities are located near major earthquake faults and in potential terrorist target areas. We do not have a comprehensive disaster recovery plan.

In the event of a major earthquake, other natural or manmade disaster or terrorist act, we could experience loss of life of our employees, destruction of facilities or other business interruptions. The operations of our suppliers could also be affected by natural disasters and other disruptions, which could cause shortages and price increases in various essential materials. We use third party freight firms for nearly all our shipments from vendors and our manufacturing facilities and for shipments to customers of our final product. We maintain property and business interruption insurance, but there is no guarantee

that such insurance will be available or adequate to protect against all costs associated with such disasters and disruptions.

In recent years, based on insurance market conditions, we have relied to a greater degree on self-insurance. If a major earthquake, other disaster, or a terrorist act affects us and insurance coverage is unavailable for any reason, we may need to spend significant amounts to repair or replace our facilities and equipment, we may suffer a temporary halt in our ability to manufacture and transport products, and we could suffer damages that could materially adversely harm our business, financial condition and results of operations.

WE MAY EXPERIENCE PROBLEMS WITH KEY CUSTOMERS THAT COULD HARM OUR BUSINESS.

Our ability to maintain close, satisfactory relationships with large customers is important to our business. A reduction, delay, or cancellation of orders from our large customers would harm our business. Similarly, the loss of one or more of our key customers, reduced orders by any of our key customers, or significant variations in the timing of orders, could adversely affect our business and results of operations. Our business is organized into four operating segments (see Note 14 of Notes to the Consolidated Financial Statements for further discussion). The principal customers in each of our markets are described in Item 1 "Business — Principal Markets and Customers" in this Annual Report on Form 10-K.

WE ARE NOT PROTECTED BY LONG-TERM SUPPLY CONTRACTS WITH OUR CUSTOMERS.

We do not typically enter into long-term supply contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

WE ARE SUBJECT TO ENVIRONMENTAL, HEALTH AND SAFETY REGULATIONS, WHICH COULD IMPOSE UNANTICIPATED REQUIREMENTS ON OUR BUSINESS IN THE FUTURE. ANY FAILURE TO COMPLY WITH CURRENT OR FUTURE ENVIRONMENTAL REGULATIONS MAY SUBJECT US TO LIABILITY OR SUSPENSION OF OUR MANUFACTURING OPERATIONS.

We are subject to a variety of environmental laws and regulations in each of the jurisdictions in which we operate governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination, and employee health and safety. We could incur significant costs as a result of any failure by us to comply with, or any liability we may incur under, environmental, health, and safety laws and regulations, including the limitation or suspension of production, monetary fines or civil or criminal sanctions, clean-up costs or other future liabilities in excess of our reserves. We are also subject to laws and regulations governing the recycling of our products, the materials that may be included in our products, and our obligation to dispose of our products at the end of their useful lives. For example, the European Directive 2002/95/EC on restriction of hazardous substances (RoHS Directive) bans the placing on the European Union market of new electrical and electronic equipment containing more than specified levels of lead and other hazardous compounds. As more countries enact requirements like the RoHS Directive, and as exemptions are phased out, we could incur substantial additional costs to convert the remainder of our portfolio to comply with such requirements, conduct required research and development, alter manufacturing processes, or adjust supply chain management. Such changes could also result in significant inventory obsolescence. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes. We also are subject to cleanup obligations at properties that we currently own or at facilities that we may have owned in the past or at which we conducted operations. In the event of the discovery of new or previously unknown contamination, additional requirements with

respect to existing contamination, or the imposition of other cleanup obligations at these or other sites for which we are responsible, we may be required to take remedial or other measures that could have a material adverse effect on our business, financial condition and results of operations.

THE LOSS OF ANY KEY PERSONNEL ON WHOM WE DEPEND MAY SERIOUSLY HARM OUR BUSINESS.

Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and in the development of new products and processes. The competition for such personnel is intense, and the loss of key employees could harm our business.

ACCOUNTING FOR OUR PERFORMANCE-BASED RESTRICTED STOCK UNITS IS SUBJECT TO JUDGMENT AND MAY LEAD TO UNPREDICTABLE EXPENSE RECOGNITION. THE IMPLEMENTATION OF THE PLAN UNDER WHICH THOSE RESTRICTED STOCK UNITS WERE ISSUED MAY ALSO AFFECT THE DEDUCTIBILITY OF SOME COMPENSATION PAID TO OUR NAMED EXECUTIVE OFFICERS.

We have issued, and may in the future continue to issue, performance-based restricted stock units to eligible employees, entitling those employees to receive restricted stock if they, and we, meet designated performance criteria established by our compensation committee. For example, in May 2011, we adopted the 2011 Long-Term Performance-Based Incentive Plan (the "2011 Plan"), which provides for the grant of restricted stock units to eligible employees, subject to the satisfaction of specified performance metrics. The performance periods for the 2011 Plan run from January 1, 2011 through December 31, 2013. We recorded total stock-based compensation expense related to performance-based restricted stock units of $12.7 million and $7.5 million under the 2011 Plan for the years ended December 31, 2012 and 2011, respectively.

We recognize the stock-based compensation expense for performance-based restricted stock units when we believe it is probable that we will achieve the specified performance criteria. If achieved, the awards vests. If the performance goals are not met, no compensation expense is recognized and any previously recognized compensation expense is reversed. The fair value of each award is recognized over the service period and is reduced for estimated forfeitures. We are required to reassess the probability of vesting at each reporting date, and any change in our forecasts may result in an increase or decrease to the expense recognized. As a result, the expense recognition for performance based restricted stock units could change over time, requiring adjustments to the financial statements to reflect changes in our judgment regarding the probability of achieving the performance goals. The implementation of our 2011 Plan may also affect our ability to receive federal income tax deductions for compensation in excess of $1 million paid, during any fiscal year, to our named executive officers. To the extent that aspects of a performance-based compensation plan such as ours are adjusted in the discretion of a compensation committee, the exercise of that discretion, notwithstanding that it is expressly permitted by the terms of a plan, may result in plan compensation awarded to named executive officers not being deductible. Our compensation committee has retained the discretion to implement our 2011 Plan, notwithstanding any potential loss of deductibility, in the manner that it believes most effectively achieves the objectives of our compensation philosophies.

SYSTEM INTEGRATION DISRUPTIONS COULD HARM OUR BUSINESS.

We periodically make enhancements to our integrated financial and supply chain management systems. The enhancement process is complex, time-consuming and expensive. Operational disruptions during the course of such processes or delays in the implementation of such enhancements could impact our operations. Our ability to forecast sales demand, ship products, manage our product inventory and

record and report financial and management information on a timely and accurate basis could be impaired while we are making these enhancements.

PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS MAY HAVE ANTI-TAKEOVER EFFECTS.

Certain provisions of our Restated Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our board of directors has the authority to issue up to five million shares of preferred stock and to determine the price, voting rights, preferences and privileges, and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

OUR FOREIGN PENSION PLANS ARE UNFUNDED, AND ANY REQUIREMENT TO FUND THESE PLANS IN THE FUTURE COULD NEGATIVELY AFFECT OUR CASH POSITION AND OPERATING CAPITAL.

We sponsor defined benefit pension plans that cover substantially all of our French and German employees. Plan benefits are managed in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The projected benefit obligation totaled $40.6 million at December 31, 2012 and $29.8 million at December 31, 2011. The plans are unfunded, in compliance with local statutory regulations, and we have no immediate intention of funding these plans. Benefits are paid when amounts become due, commencing when participants retire. We expect to pay approximately $0.5 million in 2013 for benefits earned. Should legislative regulations require complete or partial funding of these plans in the future, it could negatively affect our cash position and operating capital.

FUTURE ACQUISITIONS MAY RESULT IN UNANTICIPATED ACCOUNTING CHARGES OR MAY OTHERWISE ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND RESULT IN DIFFICULTIES IN INTEGRATING THE OPERATIONS, PERSONNEL, TECHNOLOGIES, PRODUCTS AND INFORMATION SYSTEMS OF ACQUIRED COMPANIES OR BUSINESSES, OR BE DILUTIVE TO EXISTING STOCKHOLDERS.

A key element of our business strategy includes expansion through the acquisition of businesses, assets, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our skilled engineering workforce or enhance our technological capabilities. We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, and the purchase or sale of assets, including tangible and intangible assets such as intellectual property.

Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses. We have in the past experienced and may in the future experience delays in the timing and successful integration of an acquired company's technologies, products and product development plans as a result of unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, difficulties ramping up volume production, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to stay with us post-acquisition. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our

management and employees, harm our reputation and increase our expenses. These challenges are magnified as the size of the acquisition increases. Furthermore, these challenges would be even greater if we acquired a business or entered into a business combination transaction with a company that was larger and more difficult to integrate than the companies we have historically acquired.

Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense and the recording and later amortization of amounts related to certain purchased intangible assets, any of which items could negatively impact our results of operations. In addition, we may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the price of our common stock to decline.

Acquisitions or asset purchases made entirely or partially for cash may reduce our cash reserves. We may seek to obtain additional cash to fund an acquisition by selling equity or debt securities. Any issuance of equity or convertible debt securities may be dilutive to our existing stockholders.

We cannot assure you that we will be able to consummate any pending or future acquisitions or that we will realize any anticipated benefits or synergies from any of our historic or future acquisitions. We may not be able to find suitable acquisition opportunities that are available at attractive valuations, if at all. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms, and any decline in the price of our common stock may make it significantly more difficult and expensive to initiate or consummate additional acquisitions.

We are required under U.S. GAAP to test goodwill for possible impairment on an annual basis and at any other time that circumstances arise indicating the carrying value of our goodwill may not be recoverable. At December 31, 2012, we had $104.4 million of goodwill. We completed our annual test of goodwill impairment in the fourth quarter of 2012 and concluded that we did not have any impairment at that time. However, if we continue to see deterioration in the global economy and the current market conditions in the semiconductor industry worsen, the carrying amount of our goodwill may no longer be recoverable, and we may be required to record a material impairment charge, which would have a negative impact on our results of operations.

DISRUPTIONS TO THE AVAILABILITY OF RAW MATERIALS CAN AFFECT OUR ABILITY TO SUPPLY PRODUCTS TO OUR CUSTOMERS, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

The manufacture of semiconductor devices requires specialized raw materials, primarily certain types of silicon wafers. We generally utilize more than one source to acquire these wafers, but there are only a limited number of qualified suppliers capable of producing these wafers in the market. In addition, the raw materials, which include specialized chemicals and gases, and the equipment necessary for our business, could become more difficult to obtain as worldwide use of semiconductors in product applications increases. We have experienced supply shortages and price increases from time to time in the past, and on occasion our suppliers have told us they need more time than expected to fill our orders. Any significant interruption of the supply of raw materials or increase in cost of raw materials could harm our business.

WE COULD FACE PRODUCT LIABILITY CLAIMS THAT RESULT IN SIGNIFICANT COSTS AND DAMAGE TO OUR REPUTATION WITH CUSTOMERS, WHICH WOULD NEGATIVELY AFFECT OUR OPERATING RESULTS.

All of our products are sold with a limited warranty. However, we could incur costs not covered by our warranties, including additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting their defective products, costs for product recalls or other damages. These costs could be disproportionately higher than the revenue and profits we receive from the sales of our products.

Our products have previously experienced, and may in the future experience, manufacturing defects, software or firmware bugs, or other similar quality problems. If any of our products contain defects or bugs, or have reliability, quality or compatibility problems, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers and attract new customers. In addition, any defects, bugs or other quality problems could interrupt or delay sales or shipment of our products to our customers.

We have implemented significant quality control measures to mitigate these risks; however, it is possible that products shipped to our customers will contain defects, bugs or other quality problems. Such problems may divert our technical and other resources from other development efforts. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur significant additional costs or delay shipments, which would negatively affect our business, financial condition and results of operations.

THE OUTCOME OF CURRENTLY ONGOING AND FUTURE AUDITS OF OUR INCOME TAX RETURNS, BOTH IN THE U.S. AND IN FOREIGN JURISDICTIONS, COULD HAVE AN ADVERSE EFFECT ON OUR NET INCOME AND FINANCIAL CONDITION.

We are subject to continued examination of our income tax returns by the Internal Revenue Service and other foreign and domestic tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. While we believe that the resolution of these audits will not have a material adverse effect on our results of operations, the outcome is subject to significant uncertainties. If we are unable to obtain agreements with the tax authority on the various proposed adjustments, there could be an adverse material impact on our results of operations, cash flows and financial position.

OUR LEGAL ENTITY ORGANIZATIONAL STRUCTURE IS COMPLEX, WHICH COULD RESULT IN UNFAVORABLE TAX OR OTHER CONSEQUENCES, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR NET INCOME AND FINANCIAL CONDITION.

We currently operate legal entities in countries where we conduct manufacturing, design, and sales operations around the world. In some countries, we maintain multiple entities for tax or other purposes. Changes in tax laws, regulations, and related interpretations in the countries in which we operate may adversely affect our results of operations.

We have many entities globally and unsettled intercompany balances between some of these entities that could result, if changes in law, regulations or related interpretations occur, in adverse tax or other consequences affecting our capital structure, intercompany interest rates and legal structure.

FROM TIME TO TIME WE RECEIVE GRANTS FROM GOVERNMENTS, AGENCIES AND RESEARCH ORGANIZATIONS. IF WE ARE UNABLE TO COMPLY WITH THE TERMS OF THOSE GRANTS, WE MAY NOT BE ABLE TO RECEIVE OR RECOGNIZE GRANT BENEFITS OR WE MAY BE REQUIRED TO REPAY GRANT BENEFITS PREVIOUSLY PAID TO US AND RECOGNIZE RELATED CHARGES, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL POSITION.

From time to time, we receive economic incentive grants and allowances from European governments, agencies and research organizations targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive, headcount, capital and research and development expenditure and other covenants that must be met to receive and retain grant benefits and these programs can be subjected to periodic review by the relevant governments. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date.

CURRENT AND FUTURE LITIGATION AGAINST US COULD BE COSTLY AND TIME CONSUMING TO DEFEND.

We are subject to legal proceedings and claims that arise in the ordinary course of business. See Part I, Item 3 of this Form 10-K. Litigation may result in substantial costs and may divert management's attention and resources, which may seriously harm our business, results of operations, financial condition and liquidity.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

At December 31, 2012, we owned the following facilities:

Number of Buildings	Location	Total Square Feet	Use
6	Colorado Springs, Colorado	603,000	Wafer fabrication, research and development, marketing, product design, final product testing.
4	Heilbronn, Germany	778,000	Research and development, marketing and product design. Primarily leased to other semiconductor companies.
2	Calamba City, Philippines	338,000	Probe operations and final product testing.
5	Rousset, France	815,000	Research and development, marketing and product design. Primarily leased to other semiconductor companies.

We sold our former corporate headquarters located in San Jose, California, and adjacent land parcels, in August 2011. We entered into a long-term lease for our new corporate headquarters in San Jose, California in August 2011.

In addition to the facilities we own, we lease numerous research and development facilities and sales offices in North America, Europe and Asia. We believe that existing facilities are adequate for our current requirements.

We do not identify facilities or other assets by operating segment. Each facility serves or supports multiple products and our product mix changes frequently.

ITEM 3. *LEGAL PROCEEDINGS*

We are party to various legal proceedings. Our management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, results of operations and statement of cash flows. If an unfavorable ruling were to occur in any of the legal proceedings described in Note 11 of Notes to Consolidated Financial Statements, there exists the possibility of a material adverse effect on our financial position, results of operations and cash flows. For more information regarding certain of these proceedings, see Note 11 of Notes to Consolidated Financial Statements, which is incorporated by reference into this Item. We have accrued for losses related to litigation described in Note 11 of Notes to Consolidated Financial Statements that we consider probable and for which the loss can be reasonably estimated. In the event that a loss cannot be reasonably estimated, we have not accrued for such losses. As we continue to monitor these matters or other matters that were not deemed material as of December 31, 2012, our determination could change, however, and we may decide, at some future date, to establish an appropriate reserve. With respect to each

of the matters described in Note 11 of Notes to Consolidated Financial Statements, except where noted otherwise, management has determined a potential loss is not probable at this time and, accordingly, no amount has been accrued at December 31, 2012. Our management makes a determination as to when a potential loss is reasonably possible based on relevant accounting literature and then includes appropriate disclosure of the contingency. Except as otherwise noted in Note 11 of Notes to Consolidated Financial Statements, our management does not believe that the amount of loss or a range of possible losses is reasonably estimable.

Infineon Litigation. On April 11, 2011, Infineon Technologies A.G. and Infineon Technologies North America Corporation (collectively, "Infineon") filed a patent infringement lawsuit against us in the United States District Court for the District of Delaware. The complaint alleged that we are infringing 11 Infineon patents and sought a declaration that three of our patents are either invalid or not infringed. On July 5, 2011, we answered Infineon's complaint, and filed counterclaims seeking a declaration that each of the 11 asserted Infineon patents is invalid and not infringed. We also counterclaimed for infringement of six of our patents and breach of contract related to Infineon's breach of a confidentiality agreement. On July 29, 2011, Infineon answered these counterclaims and sought a declaration that our patents are either invalid or not infringed. On March 13, 2012, we filed amended counterclaims that alleged Infineon's infringement of four additional Atmel patents. On March 31, 2012, Infineon answered these counterclaims and sought a declaration that our newly-asserted patents are either invalid or not infringed. On December 4, 2012, the Court issued its *Markman* ruling, in which it interpreted as a matter of law certain disputed terms in the asserted patent claims. On December 28, 2012, the Court granted Atmel and Infineon's joint request to dismiss, without prejudice, four patents per side. The trial of these claims currently is scheduled to commence in early 2014, and we intend to prosecute our claims and defend vigorously against Infineon's claims.

From time to time, we are notified of claims that our products may infringe patents, or other intellectual property, issued to other parties. We periodically receive demands for indemnification from our customers with respect to intellectual property matters. We also periodically receive claims relating to the quality of our products, including claims for additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting defective products, costs for product recalls or other damages. Receipt of these claims and requests occurs in the ordinary course of our business, and we respond based on the specific circumstances of each event. We undertake an accrual for losses relating to those types of claims when we consider those losses "probable" and when a reasonable estimate of loss can be determined.

ITEM 4. ***MINE SAFETY DISCLOSURES***

None.

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is traded on The NASDAQ Stock Market's Global Select Market under the symbol "ATML." The last reported price for our stock on January 31, 2013 was $6.70 per share. The following table presents the high and low sales prices per share for our common stock as quoted on The NASDAQ Global Select Market for the periods indicated.

	High	Low
Year ended December 31, 2011:		
First Quarter	$16.31	$11.30
Second Quarter	$15.30	$12.44
Third Quarter	$14.62	$ 8.07
Fourth Quarter	$11.29	$ 7.45
Year ended December 31, 2012:		
First Quarter	$10.73	$ 8.52
Second Quarter	$ 9.72	$ 6.21
Third Quarter	$ 6.77	$ 5.26
Fourth Quarter	$ 6.55	$ 4.44

As of January 31, 2013, there were approximately 1,424 stockholders of record of our common stock. As many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

We have never paid cash dividends on our common stock, and we currently have no plans to pay cash dividends in the future.

There were no sales of unregistered securities in fiscal 2012.

The following table provides information about the repurchase of our common stock during the three months ended December 31, 2012, pursuant to our Stock Repurchase Program.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs(3)
October 1 — October 31	—	—	—	$143,396,174
November 1 — November 30	2,421,634	$4.66	2,421,634	$132,114,003
December 1 — December 31	900,000	$5.43	900,000	$127,224,933

(1) Represents the average price paid per share ($) exclusive of commissions.

(2) Represents shares purchased in open-market transactions under the stock repurchase plan approved by the Board of Directors.

(3) These amounts correspond to a plan announced in August 2010 whereby the Board of Directors authorized the repurchase of up to $200 million of our common stock. In May 2011, Atmel's Board of Directors authorized an additional $300 million to our existing repurchase program. In April 2012, Atmel's Board of Directors authorized an additional $200 million to our existing repurchase program. The repurchase program does not have an expiration date. Shares repurchased under the program have been and will in the future be retired. Amounts remaining to be purchased are exclusive of commissions.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables include selected summary financial data for each of our last five years. This data is not necessarily indicative of results of future operations and should be read in conjunction with Item 8 — Financial Statements and Supplementary Data and Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K. The consolidated statement of operations data for 2012, 2011, and 2010 are derived from our audited financial statements that are included in this Annual Report on Form 10-K. The balance sheet data for fiscal year 2010 and all data for fiscal years 2009 and 2008 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except per share data)				
Net revenue	**$1,432,110**	**$1,803,053**	**$1,644,060**	**$1,217,345**	**$1,566,763**
Income (loss) from operations before income taxes(1)(3)(4)	$ 42,238	$ 381,190	$ 116,352	$ (136,039)	$ (20,243)
Net income (loss)	$ 30,445	$ 314,990	$ 423,075	$ (109,498)	$ (27,209)
Basic net income (loss) per share:					
Net income (loss)	$ 0.07	$ 0.69	$ 0.92	$ (0.24)	$ (0.06)
Weighted-average shares used in basic net income (loss) per share calculations	433,017	455,629	458,482	451,755	446,504
Diluted net income (loss) per share:					
Net income (loss)	$ 0.07	$ 0.68	$ 0.90	$ (0.24)	$ (0.06)
Weighted-average shares used in diluted net income (loss) per share calculations	437,582	462,673	469,580	451,755	446,504

	As of December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Cash and cash equivalents	$ 293,370	$ 329,431	$ 501,455	$ 437,509	$ 408,926
Cash and cash equivalents and short-term investments	296,057	332,510	521,029	476,140	440,633
Fixed assets, net(2)	221,044	257,070	260,124	203,219	383,107
Total assets	1,433,533	1,526,598	1,650,042	1,392,842	1,530,654
Long-term debt and capital leases less current portion	5,602	4,599	3,976	9,464	13,909
Stockholders' equity	996,638	1,082,444	1,053,056	764,407	802,084

(1) We recorded a loss related to a foundry arrangement of $10.6 million for the year ended December 31, 2012, an impairment of receivables from a foundry supplier of $6.5 million for the year ended December 31, 2012 (See Note 17 of Notes to Consolidated Financial Statements for further discussion), asset impairment charges of $11.9 million, $79.8 million and $8.0 million for the years ended December 31, 2010, 2009 and 2008, respectively, and restructuring charges of $24.0 million, $20.1 million, $5.3 million, $6.7 million and $71.3 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively, related primarily to employee termination costs, facility closure costs, sales of businesses and other operations, and the related realignment of our businesses

in response to those changes. We recorded a credit from reserved grant income of $10.7 million for the year ended December 31, 2012, and recorded a gain on sale of assets of $35.3 million for the year ended December 31, 2011 related to the sale of our former corporate headquarters located in San Jose, California and a gain on sale of assets of $0.2 million and $32.7 million for the years ended December 31, 2009 and 2008, respectively, related to the sale of our Heilbronn, Germany and North Tyneside, United Kingdom facilities. We recorded a loss on sale of assets of $99.8 million for the year ended December 31, 2010 related to the sale of our manufacturing operations in Rousset, France and the sale of our Secure Microcontroller Solutions business. We recorded an income tax benefit related to release of valuation allowances of $116.7 million related to certain deferred tax assets, and recorded an additional benefit to income tax expense of approximately $151.2 million related to the release of previously accrued penalties and interest on the income tax exposures and a refund from the carryback of tax attributes for the year ended December 31, 2010.

(2) Fixed assets, net was reduced as of December 31, 2009, compared to December 31, 2008, as a result of the asset impairment charges discussed in (1) above. Additionally, we reclassified $83.2 million in fixed assets to assets held for sale as of December 31, 2009 relating to our fabrication facilities in Rousset, France.

(3) We recorded pre-tax, stock-based compensation expense of $72.4 million, $68.1 million, $60.5 million, $30.1 million and $29.1 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively, excluding acquisition-related stock compensation expenses.

(4) We recorded $7.4 million, $5.4 million, $1.6 million, $16.3 million and $23.6 million in acquisition-related charges for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements" and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for fiscal 2013 and beyond. Our statements regarding the following matters also fall within the meaning of "forward looking" statements and should be considered accordingly: the expansion of the market for microcontrollers, revenue for our maXTouch products, expectations for our new XSense products, our gross margin expectations and trends, anticipated revenue by geographic area and the ongoing transition of our revenue base to Asia, expectations or trends involving our operating expenses, capital expenditures, cash flow and liquidity, our factory utilization rates, the effect and timing of new product introductions, our ability to access independent foundry capacity and the corresponding financial condition and operational performance of those foundry partners, the effects of our strategic transactions and restructuring efforts, the estimates we use in respect of the amount and/or timing for expensing unearned stock-based compensation and similar estimates related to our performance-based restricted stock units, our expectations regarding tax matters, the outcome of litigation (including intellectual property litigation in which we may be involved or in which our customers may be involved, especially in the mobile device sector) and the effects of exchange rates and our ongoing efforts to manage exposure to exchange rate fluctuation. Our actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion and in Item 1A — Risk Factors, and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "should," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein.

Accordingly, we caution readers not to place undue reliance on such statements. We undertake no obligation to update any forward-looking statements in this Form 10-K.

OVERVIEW

We are one of the world's leading designers, developers and suppliers of microcontrollers, which are self-contained computers-on-a-chip. Microcontrollers are generally less expensive, consume less power and offer enhanced programming capabilities compared to traditional microprocessors. Our microcontrollers and related products are used in many of the world's leading smartphones, ultrabooks, tablet devices, e-readers, wireless peripherals and other consumer and industrial electronics in which they provide core functionality for such things as touch sensing, sensor and lighting management, security and encryption features, wireless applications, industrial controls, building automation and battery management. We offer an extensive portfolio of capacitive touch products that integrate our microcontrollers with fundamental touch-focused intellectual property ("IP") we have developed, and we continue to leverage our market and technology advantages to expand our product portfolio within the touch-related eco-system. Toward that end, and as a natural extension of our touch controller business, we announced our XSense products, a new type of touch sensor based on proprietary metal mesh technologies, in 2012. We also design and sell products that are complementary to our microcontroller business, including nonvolatile memory, radio frequency and mixed-signal components and application specific integrated circuits. With our broad product portfolio, our semiconductors also enable applications such as smart-meters used for utility monitoring and billing, commercial, residential and architectural LED-based lighting systems, touch panels used on household and industrial appliances that integrate our "non-mechanical" buttons, sliders and wheels, various aerospace, industrial and military products and systems, and numerous electronic-based automotive components like keyless ignition and access, engine control, and lighting and entertainment systems for standard and hybrid vehicles. We have continued to focus on the development of wireless products that allow devices to communicate and connect with each other, and have continued to integrate enhanced wireless capabilities into our product portfolio, including technologies such as "Wi-Fi Direct;" that enable the so-called "Internet of Things," where smart, connected devices and appliances seamlessly share data and information. We currently own and operate one wafer manufacturing facility in Colorado Springs, Colorado, consistent with our strategic determination made several years ago to maintain lower fixed costs and capital investment requirements.

Net revenue was lower in the year ended December 31, 2012, compared to net revenue in the year ended December 31, 2011, as we were adversely affected by a slowdown in the global economy and excess inventories held by our distributors, particularly in Asia. Lower sales resulted in lower utilization rates for our Colorado Springs wafer facility, which increased our wafer costs and, as a consequence, adversely affected our gross margin. In response to lower sales, we implemented cost reduction programs throughout our operations in the second half of 2012, including labor cost reduction programs. We expect to continue to monitor our cost structure to ensure that it is properly aligned with global economic conditions.

During the year ended December 31, 2012, we repurchased 22.7 million shares of our common stock in the open market and subsequently retired those shares under our existing stock repurchase program. As of December 31, 2012, $127.2 million remained available for repurchasing common stock under this program.

RESULTS OF OPERATIONS

	Years Ended					
	December 31, 2012		December 31, 2011		December 31, 2010	
	(in thousands, except percentage of net revenue)					
Net revenue	$1,432,110	100.0%	$1,803,053	100.0%	$1,644,060	100.0%
Gross profit	601,319	42.0%	908,233	50.4%	728,184	44.3%
Research and development	251,519	17.6%	255,653	14.2%	237,812	14.5%
Selling, general and administrative	275,257	19.2%	280,410	15.6%	264,296	16.1%
Acquisition-related charges	7,388	0.5%	5,408	0.3%	1,600	0.1%
Restructuring charges	23,986	1.7%	20,064	1.1%	5,253	0.3%
Impairment of receivables due from foundry supplier	6,495	0.5%	—	—	—	—
Asset impairment charges	—	—	—	—	11,922	0.7%
Credit from reserved grant income	(10,689)	(0.7)%	—	—	—	—
(Gain) loss on sale of assets	—	—	(35,310)	(2.0)%	99,767	6.1%
Income from operations	$ 47,363	3.3%	$ 382,008	21.2%	$ 107,534	6.5%

Net Revenue

Our net revenue totaled $1.4 billion for the year ended December 31, 2012, a decrease of 21%, or $370.9 million, from $1.8 billion in net revenue for the year ended December 31, 2011. Revenue for the year ended December 31, 2012 was lower than 2011 primarily as a result of lower sales throughout our distribution channel, particularly in Asia. We also continued to see softer global demand in mobile devices and industrial markets, as the economic slowdown affected our customers and their purchasing requirements.

Net revenue denominated in Euros was 19%, 21% and 22% of total net revenue for the years ended December 31, 2012, 2011 and 2010, respectively. Average exchange rates utilized to translate foreign currency revenue and expenses in Euros were approximately 1.29, 1.39 and 1.36 Euros to the dollar for the years ended December 31, 2012 2011 and 2010, respectively. Our net revenue for the year ended December 31, 2012 would have been approximately $23.1 million higher had the average exchange rate in the current year remained the same as the average exchange rate in effect for the year ended December 31, 2011.

Net Revenue — By Operating Segment

Our net revenue by operating segment is summarized as follows:

	Years Ended			
	December 31, 2012	December 31, 2011	Change	% Change
	(in thousands, except for percentages)			
Microcontroller	$ 892,839	$1,113,579	$(220,740)	(20)%
Nonvolatile Memory	170,736	255,683	(84,947)	(33)%
RF and Automotive	174,237	202,013	(27,776)	(14)%
ASIC	194,298	231,778	(37,480)	(16)%
Total net revenue	$1,432,110	$1,803,053	$(370,943)	(21)%

	Years Ended			
	December 31, 2011	December 31, 2010	Change	% Change
	(in thousands, except for percentages)			
Microcontroller	$1,113,579	$ 892,301	$221,278	25%
Nonvolatile Memory	255,683	277,179	(21,496)	(8)%
RF and Automotive	202,013	188,090	13,923	7%
ASIC	231,778	286,490	(54,712)	(19)%
Total net revenue	$1,803,053	$1,644,060	$158,993	10%

Microcontroller

Microcontroller segment net revenue decreased 20% to $892.8 million for the year ended December 31, 2012 from $1.1 billion for the year ended December 31, 2011. Revenue decreased primarily due to weaker demand in industrial and consumer markets, with ARM and maXTouch products most affected. Microcontroller net revenue represented 62%, 62% and 54% of total net revenue for the years ended December 31, 2012, 2011 and 2010, respectively. Inventory held by distributors of our microcontroller products decreased significantly as of December 31, 2012 as compared to December 31, 2011.

Microcontroller segment net revenue increased 25% to $1.1 billion for the year ended December 31, 2011 from $892.3 million for the year ended December 31, 2010. Revenue increased primarily due to increased sales of our 32-bit microcontrollers and maXTouch microcontrollers.

Nonvolatile Memory

Nonvolatile Memory segment net revenue decreased 33% to $170.7 million for the year ended December 31, 2012 from $255.7 million for the year ended December 31, 2011. The decline in our memory business resulted primarily from reduced market demand, a weaker pricing environment and the end of life for several flash products, including Serial EE and Serial Flash products, which saw revenue decrease by 22% and 51% for the years ended December 31, 2012 and 2011, respectively. On September 28, 2012 we sold our serial flash product line and discontinued the products included in that line. Revenue for our serial flash product lines was $39.4 million for the year ended December 31, 2012 compared to $80.7 million for the year ended December 31, 2011.

Nonvolatile Memory segment net revenue decreased 8% to $255.7 million for the year ended December 31, 2011 from $277.2 million for the year ended December 31, 2010. The decline in our memory business was primarily the result of slowing market demand and a weaker overall pricing environment. Serial EE products and BIOS Flash products decreased 16% and 56%, respectively, from 2010 levels, as a result of lower shipments during 2011.

RF and Automotive

RF and Automotive segment net revenue decreased 14% to $174.2 million for the year ended December 31, 2012 from $202.0 million for the year ended December 31, 2011. This decrease was primarily related to continued decline in demand for our non-core radio frequency products within this segment, related generally to adverse macro-economic conditions and seasonality effects within the automotive sector, partially offset by an increase of 3% in net revenue from sales of our high voltage products, which are used primarily in automotive applications.

RF and Automotive segment net revenue increased 7% to $202.0 million for the year ended December 31, 2011 from $188.1 million for the year ended December 31, 2010. This increase was primarily related to improved demand in automotive markets during 2011. Our identification and high voltage

products increased 41% and 20%, respectively, for the year ended December 31, 2011 over the prior year, driven by higher shipments for vehicle networking products (LIN/IVN applications). In addition, revenue increased 11% for foundry products sourced from our Colorado Springs fabrication facility for the year ended December 31, 2011.

ASIC

ASIC segment net revenue decreased 16% to $194.3 million for the year ended December 31, 2012 from $231.8 million for the year ended December 31, 2011. Our military and aerospace business revenue, which represent approximately 28% of overall ASIC revenue, decreased approximately 36% during the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily from reduced market demand.

ASIC segment net revenue decreased 19% to $231.8 million for the year ended December 31, 2011 from $286.5 million for the year ended December 31, 2010. The decrease in revenue for the ASIC segment primarily reflects $79.2 million of revenue through the first nine months of 2010 related to our former Secure Microcontroller Solutions business. ASIC segment net revenue was also unfavorably affected by limited production capacity, resulting from wafer allocation to our microcontroller customers. Our military and aerospace business revenue, which represent approximately 37% of overall ASIC revenue, increased approximately 51% during 2011 compared to 2010 as a result of increased test capacity and fulfillment of past due backlog.

Net Revenue by Geographic Area

Our net revenue by geographic area for the year ended December 31, 2012, compared to the years ended December 31, 2011 and 2010, is summarized in the table below. Revenue is attributed to regions based on the location to which we ship. See Note 14 of Notes to Consolidated Financial Statements for further discussion.

	Years Ended			
	December 31, 2012	December 31, 2011	Change	% Change
	(in thousands, except for percentages)			
Asia	$ 862,901	$1,062,584	$(199,683)	(19)%
Europe	353,377	462,566	(109,189)	(24)%
United States	189,699	249,887	(60,188)	(24)%
Other*	26,133	28,016	(1,883)	(7)%
Total net revenue	$1,432,110	$1,803,053	$(370,943)	(21)%

	Years Ended			
	December 31, 2011	December 31, 2010	Change	% Change
	(in thousands, except for percentages)			
Asia	$1,062,584	$ 908,700	$153,884	17%
Europe	462,566	439,686	22,880	5%
United States	249,887	260,091	(10,204)	(4)%
Other*	28,016	35,583	(7,567)	(21)%
Total net revenue	$1,803,053	$1,644,060	$158,993	10%

* Primarily includes South Africa, and Central and South America

Net revenue outside the United States accounted for 87%, 86% and 84% of our net revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

Our net revenue in Asia decreased $199.7 million, or 19%, for the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease in Asia for the year ended December 31, 2012, compared to the year ended December 31, 2011 was primarily due to lower shipments of our microcontroller products as a result of weaker demand in industrial and consumer markets, with ARM and maXTouch products principally affected. In the year ended December 31, 2012 our Asian distributors significantly reduced their inventory of our products as compared to the year ended December 31, 2011. Our net revenue in Asia increased $153.9 million, or 17%, for the year ended December 31, 2011, compared to the year ended December 31, 2010. The increase in this region for 2011 compared to 2010 was primarily due to higher shipments of our microcontroller products as a result of improved demand in customer end markets for smartphone and other consumer-based products. Net revenue for the Asia region was 60%, 59% and 55% of total net revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

Our net revenue in Europe decreased $109.2 million, or 24%, for the year ended December 31, 2012, compared to the year ended December 31, 2011. The decrease in this region for year ended December 31, 2012, compared to the year ended December 31, 2011 was primarily a result of the continued decline in industrial markets. Our net revenue in Europe increased $22.9 million, or 5%, for the year ended December 31, 2011, compared to the year ended December 31, 2010. The increase in this region for 2011 compared to 2010 was primarily a result of the improved automotive and industrial markets, partially offset by the decrease in smart card products included within the SMS business we sold in 2010. Net revenue for the Europe region was 25%. 26% and 27% of total net revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

Our net revenue in the United States decreased by $60.2 million, or 24%, for the year ended December 31, 2012, compared to the year ended December 31, 2011. This decrease resulted from a continued decline in industrial markets, primarily in the markets for energy-related products. Our net revenue in the United States decreased by $10.2 million, or 4%, for the year ended December 31, 2011, compared to the year ended December 31, 2010. The decrease in this region for 2011 compared to 2010 resulted primarily from lower demand for smart metering and consumer-based products. Net revenue for the U.S. region was 13%, 14% and 16% of total net revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

Revenue and Costs — Impact from Changes to Foreign Exchange Rates

Changes in foreign exchange rates have historically had an effect on our net revenue and operating costs. Net revenue denominated in foreign currencies was 19%, 21% and 22% of our total net revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

Costs denominated in foreign currencies were 19%, 19% and 33% of our total costs for the years ended December 31, 2012, 2011 and 2010, respectively.

Average exchange rates utilized to translate foreign currency revenue and expenses denominated in Euros were approximately 1.29, 1.39 and 1.36 Euros to the dollar for the years ended December 31, 2012, 2011 and 2010, respectively.

For the year ended December 31, 2012, changes in foreign exchange rates had an unfavorable overall effect on our operating results. Our net revenue for the year ended December 31, 2012 would have been approximately $23.1 million higher had the average exchange rate in the current year remained the same as the average rate in effect for the year ended December 31, 2011. Our income from operations would have been approximately $7.7 million higher had the average exchange rate in the year ended December 31, 2012 remained the same as the average exchange rate in the year ended December 31, 2011.

For the year ended December 31, 2011, changes in foreign exchange rates had a favorable overall effect on our operating results. Our net revenue for the year ended December 31, 2011 would have been approximately $14.6 million lower had the average exchange rate in the current year remained the same as the average rate in effect for the year ended December 31, 2010. Our income from operations would have been approximately $4.2 million lower had the average exchange rate in the year ended December 31, 2011 remained the same as the average exchange rate in the ended December 31, 2010.

We continue to monitor the economic situation in Europe, which remains uncertain. The elimination of the Euro as a common currency, the withdrawal of member states from the Eurozone or other events affecting the liquidity, volatility or use of the Euro could have a significant effect on our revenue and operations if any of those events were to occur.

Gross Margin

Gross margin declined to 42.0% for the year ended December 31, 2012, compared to 50.4% for the year ended December 31, 2011. Gross margin in 2012 was negatively affected by lower sales, which resulted in lower utilization rates at our Colorado Springs wafer facility, and a weaker pricing environment. Our gross margin for 2012 was also negatively affected by a $10.6 million charge related to loss from a foundry arrangement (See Note 17 of Notes to Consolidated Financial Statements for further discussion). Over the past several years, we transitioned our business to a "fab-lite" manufacturing model, lowering our fixed costs and capital investment requirements by selling manufacturing operations and transitioning to foundry partners. We currently own and operate one wafer fabrication facility in Colorado Springs, Colorado.

Gross margin rose to 50.4% for the year ended December 31, 2011, compared to 44.3% for the year ended December 31, 2010. Gross margin in 2011 was positively affected by higher shipment levels, a more favorable mix of higher margin microcontroller products and continued cost reduction activities.

Inventory decreased to $348.3 million at December 31, 2012 from $377.4 million at December 31, 2011 primarily related to the sale of our serial flash product line. Inventory write-downs, if undertaken, may affect our results of operations, including gross margin, depending on the nature of those adjustments. If the demand for certain semiconductor products declines or does not materialize as we expect, we could be required to record additional write-downs, which would adversely affect our gross margin.

For the year ended December 31, 2012, we manufactured approximately 56% of our products in our own wafer fabrication facility compared to 50% for the year ended December 31, 2011.

Our cost of revenue includes the costs of wafer fabrication, assembly and test operations, inventory write-downs, royalty expense, freight costs and stock compensation expense. Our gross margin as a percentage of net revenue fluctuates depending on product mix, manufacturing yields, utilization of manufacturing capacity, reserves for excess and obsolete inventory, and average selling prices, among other factors.

Research and Development

Research and development ("R&D") expenses decreased 2%, or $4.1 million, to $251.5 million for the year ended December 31, 2012 from $255.7 million for the year ended December 31, 2011. R&D expenses for the year ended December 31, 2012, were favorably affected by approximately $9.6 million of foreign exchange rate fluctuations, compared to rates in effect for the year ended December 31, 2011. As a percentage of net revenue, R&D expenses totaled 18% for the year ended December 31, 2012, compared to 14% for the year ended December 31, 2011.

R&D expenses increased 8%, or $17.8 million, to $255.7 million for the year ended December 31, 2011 from $237.8 million for the year ended December 31, 2010. R&D expenses increased for the year ended December 31, 2011, primarily due to increased employee related expenses of $13.2 million resulting from increases in product development staffing, increased stock-based compensation expense of

$3.6 million and decreased grant income of $3.3 million, offset by decreased mask costs and spending on product development of $5.1 million. R&D expenses, including the items described above, for the year ended December 31, 2011, were favorably affected by approximately $6.3 million of foreign exchange rate fluctuations, compared to rates in effect for the year ended December 31, 2010. As a percentage of net revenue, R&D expenses totaled 14% for each of the years ended December 31, 2011 and 2010.

We receive R&D grants from various European research organizations, the benefit of which is recognized as an offset to related research and development costs. We recognized benefits of $4.2 million, $3.2 million and $7.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Our internally developed process technologies are an important part of new product development. We continue to invest in developing process technologies emphasizing wireless, high voltage, analog, digital, and embedded memory manufacturing processes. Our technology development groups, in partnership with certain external foundries, are developing new and enhanced fabrication processes, including architectures utilizing advanced processes at the 65 nanometer line width node. We believe this investment allows us to bring new products to market faster, add innovative features and achieve performance improvements. We believe that continued strategic investments in process technology and product development are essential for us to remain competitive in the markets we serve.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses decreased 2%, or $5.2 million, to $275.3 million for the year ended December 31, 2012 from $280.4 million for the year ended December 31, 2011. SG&A expenses were favorably affected by approximately $4.5 million of foreign exchange rate fluctuations, compared to rates in effect for the year ended December 31, 2011. As a percentage of net revenue, SG&A expenses totaled 19% of net revenue for the year ended December 31, 2012, compared to 16% for the year ended December 31, 2011.

Selling, general and administrative ("SG&A") expenses increased 6%, or $16.1 million, to $280.4 million for the year ended December 31, 2011 from $264.3 million for the year ended December 31, 2010. SG&A expenses increased in 2011, primarily due to increased employee-related costs of $19.6 million resulting from increased employee benefits and increased stock-based compensation expense of $4.3 million, offset by a decrease in outside services of $4.8 million and reduced tax and audit fees of $1.3 million. SG&A expenses, including the items described above, were favorably affected by approximately $3.1 million of foreign exchange rate fluctuations, compared to rates in effect for the year ended December 31, 2010. As a percentage of net revenue, SG&A expenses totaled 16% of net revenue for each of the years ended December 31, 2011 and 2010.

Stock-Based Compensation

We primarily issue restricted stock units to our employees as equity compensation. Employees may also participate in an Employee Stock Purchase Program that offers the ability to purchase stock through payroll withholdings at a discount to market price.

Stock-based compensation cost for stock options is based on the fair value of the award at the measurement date (grant date). The compensation amount for those options is calculated using a Black-Scholes option valuation model. For restricted stock unit awards, the compensation amount is determined based upon the market price of our common stock on the grant date. Stock-based compensation for restricted stock units, other than performance-based units described below, is recognized as an expense over the applicable vesting term for each employee receiving restricted stock units.

The recognition as expense of the fair value of performance-related stock-based awards is determined based upon management's estimate of the probability and timing for achieving the associated performance criteria, utilizing the fair value of the common stock on the grant date. Stock-based compensation for

performance-related awards is recognized over the estimated performance period, which may vary from period to period based upon management's estimates of achievement and the timing to achieve the related performance goals. These awards vest once the performance criteria are met.

The following table summarizes stock-based compensation included in operating results for the year ended December 31, 2012 and 2011:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(in thousands)	
Cost of revenue	$ 8,052	$ 7,840	$ 8,159
Research and development	22,825	22,916	19,324
Selling, general and administrative	41,565	37,369	33,027
Total stock-based compensation expense, before income taxes	72,442	68,125	60,510
Tax benefit	(12,060)	(10,453)	(7,548)
Total stock-based compensation expense, net of income taxes	$ 60,382	$ 57,672	$52,962

The table above excludes stock-based compensation credit of $3.1 million for the year ended December 31, 2010 for former Quantum executives related to our acquisition of Quantum, which are classified within acquisition-related charges in our consolidated statements of operations.

In May 2011, we adopted the 2011 Long-Term Performance Based Incentive Plan (the "2011 Plan"), which provides for the grant of restricted stock units to eligible employees. Vesting of restricted stock units granted under the 2011 Plan is subject to the satisfaction of performance metrics tied to revenue growth and operating margin over the designated performance periods, and no shares under the 2011 Plan vest, except under limited circumstances that include, for example, a participant's death, until sometime after the end of the final performance period which concludes on December 31, 2013. The performance periods for the 2011 Plan run from January 1, 2011 through December 31, 2013 and consist of three one-year performance periods (calendar years 2011, 2012 and 2013) and a three year cumulative performance period. We issued 0.3 million and 3.5 million performance-based restricted stock units in the years ended December 31, 2012 and 2011, respectively. We recorded total stock-based compensation expense related to performance-based restricted stock units of $12.7 million and $7.5 million under the 2011 Plan in the years ended December 31, 2012 and 2011, respectively.

In the quarter ended June 30, 2011, 8.5 million performance based restricted stock units issued under our 2008 Incentive Plan (the "2008 Plan") vested upon board of director approval on May 23, 2011 as a result of us achieving all of the performance criteria as of March 31, 2011. A total of 5.1 million shares were issued to participants, net of withholding taxes of 3.3 million shares, which represented all remaining shares available under the 2008 Plan. These vested performance based restricted stock units had a weighted average grant date fair value of $4.22 per share on the vesting date. We recorded total stock based compensation expense related to performance based restricted stock units of $6.5 million and $24.8 million under the 2008 Plan in the years ended December 31, 2011 and 2010, respectively.

The 2011 Plan performance metrics include revenue growth rankings for us relative to a semiconductor peer group or a microcontroller peer group, as determined by the Compensation Committee. In addition, in order for a participant to receive credit for a performance period, we must achieve a minimum operating margin during such performance period, measured on a pro forma basis as defined in the 2011 Plan, subject to adjustment by the Compensation Committee. We evaluate, on a quarterly basis, the likelihood of meeting our performance metrics in determining stock-based compensation expense for performance share plans. To the extent that aspects of a performance-based compensation plan such as ours are adjusted in the discretion of a compensation committee, the exercise of that discretion, notwithstanding that it is expressly permitted by the terms of a plan, may result in plan

compensation awarded to named executive officers not being deductible. Our Compensation Committee has retained the discretion to implement our 2011 Plan, notwithstanding any potential loss of deductibility, in the manner that it believes most effectively achieves the objectives of our compensation philosophies.

Until restricted stock units are vested, they do not have the voting rights of common stock and the shares underlying the awards are not considered issued and outstanding.

Acquisition-Related Charges

We recorded total acquisition-related charges of $7.4 million, $5.4 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, related to amortization of our acquisitions of Ozmo, Inc. ("Ozmo") in December 2012, Advanced Digital Design ("ADD") in 2011 and Quantum Research Group Ltd. ("QRG") in 2008.

Included in those acquisition-related charges is amortization of $5.6 million, $4.6 million and $4.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, associated with customer relationships, developed technology, trade name, non-compete agreements and backlog. We estimate that charges related to amortization of intangible assets will be approximately $5.2 million for 2013.

We also recorded other compensation related charges (credit) for these acquisitions of $1.8 million, $0.8 million and $(2.9) million for the years ended December 31, 2012, 2011 and 2010, respectively, related to our acquisitions noted above. In the quarter ended March 31, 2010, we recorded a credit of $4.5 million related to the reversal of the expenses previously recorded for shares that were expected to be issued in March 2011 to a former executive of Quantum, contingent on continuous employment with us. We recorded the credit after these shares were forfeited as a result of a change in employment status.

(Gain) Loss on Sale of Assets

	Years Ended	
	December 31, 2011	December 31, 2010
	(in thousands)	
San Jose Corporate Headquarters	$(33,428)	$ —
Secure Microcontroller Solutions	—	5,715
Rousset, France	—	94,052
DREAM, France	(1,882)	—
Total (gain) loss on sale of assets	(35,310)	99,767

Serial Flash Product Line

On September 28, 2012, we sold our serial flash product line. Under the terms of the sale agreement, we transferred certain assets to the buyer, who assumed liabilities. As part of the sale transaction, we also granted the buyer an exclusive option to purchase our remaining $7.0 million of serial flash inventory. As of December 31, 2012 the buyer had purchased $1.9 million of that remaining inventory. We have, therefore, classified the remaining $5.1 million of serial flash inventory as assets held-for-sale, which are presented as part of other current assets on our consolidated balance sheets at December 31, 2012. We have recorded a deferred gain of $4.4 million, which is presented as part of accrued liabilities on our consolidated balance sheets as of December 31, 2012.

Sale of Former San Jose Corporate Headquarters

In 2011, we completed the sale of our former San Jose corporate headquarters and adjacent parcels of land to Ellis Partners LLC for an aggregate purchase price of $48.5 million. A gain of $33.4 million was recorded in the year ended December 31, 2011, which is summarized below:

	(in thousands)
Sales price	$(48,500)
Net book value of assets transferred	12,262
Transaction related costs	2,810
Gain on sale of assets	$(33,428)

DREAM

In 2011, we sold our DREAM business, including our French subsidiary, Digital Research in Electronics, Acoustics and Music SAS (DREAM), which sold custom designed ASIC chips for karaoke and other entertainment machines, for $2.3 million. We recorded a gain of $1.9 million, which is reflected in gain on sale of assets in the consolidated statements of operations.

Secure Microcontroller Solutions

On September 30, 2010, we completed the sale of our SMS business to INSIDE Secure ("INSIDE"). Under the terms of the sale agreement, we received cash consideration of $37.0 million, subject to a working capital adjustment. Cash proceeds of $5.0 million were deposited in escrow by INSIDE to secure the payment of potential post-sale losses and was subsequently released to us during the first half of 2012. We also entered into other ancillary agreements as part of the sale. We recorded a loss on sale of $5.7 million, which is summarized in the following table:

	(in thousands)
Sales consideration	$(37,000)
Net assets transferred, including working capital	32,420
Release of currency translation adjustment	2,412
Selling costs	3,882
Other related costs	4,001
Loss on sale of assets	$ 5,715

In connection with the sale, we transferred net assets totaling $32.4 million to INSIDE.

Our East Kilbride, UK facility was included in the assets transferred to INSIDE, resulting in the complete liquidation of our investment in this foreign entity. As a result, we recorded a charge of $2.4 million as a component of the loss on sale related to the currency translation adjustment balance ("CTA balance") that was previously recorded within stockholders' equity.

As part of the SMS sale, we incurred direct and incremental selling costs of $3.9 million, which represented broker commissions and legal fees. We also incurred a transfer fee of $1.3 million related to transferring a royalty agreement to INSIDE. These costs provided no benefit to us, and would not have been incurred if we were not selling the SMS business unit. Therefore, the direct and incremental costs associated with these services were recorded as part of the loss on sale. We also incurred other costs related to the sale of $2.7 million, which included performance-based bonuses of $0.5 million for certain employees (no executive officers were included), related to the completion of the sale.

INSIDE entered into a three year supply agreement to purchase wafers from the manufacturing operations in Rousset, France that we sold to LFoundry in the second quarter of 2010. Wafers that INSIDE

purchases from LFoundry's affiliate, LFoundry Rousset, will reduce future commitments under our MSA with LFoundry Rousset.

We also agreed to provide INSIDE a royalty-based, non-exclusive license to certain SMS business-related intellectual property that we retained in order to support the current SMS business and future product development.

In connection with the SMS sale, we participated in INSIDE's preferred stock offering and invested $3.9 million in INSIDE. This represented an approximate 3% ownership interest in INSIDE at the time of the investment. This equity investment does not provide us with any decision making rights that are significant to the economic performance of INSIDE and we are shielded from economic losses and do not participate fully in INSIDE's residual economics. Subsequently, INSIDE went public in the first half of 2012 and we have classified this equity investment as short term on the balance sheet as of December 31, 2012. See Note 4 of Notes to Consolidated Financial Statements.

Rousset, France

On June 23, 2010, we closed the sale of our manufacturing operations in Rousset, France to LFoundry. Under the terms of the agreement, we transferred manufacturing assets and related liabilities valued at $61.6 million to LFoundry. In connection with the sale, our subsidiaries entered into ancillary agreements, including a Manufacturing Service Agreement ("MSA") under which a subsidiary agreed to purchase wafers from LFoundry's subsidiary, LFoundry Rousset, for four years following the closing on a "take-or-pay" basis. Upon closing of this transaction, we recorded a loss on sale of $94.1 million in 2010, which is summarized in the following table:

	(in thousands)
Net assets transferred	$ 61,646
Fair value of Manufacturing Services Agreement	92,417
Currency translation adjustment	(97,367)
Severance cost liability	27,840
Transition services	4,746
Selling costs	3,173
Other related costs	1,597
Loss on sale of assets	$ 94,052

"Take-or-pay" obligations under the MSA are limited to specified monthly periods based on rolling forecasts . We purchased all required wafers in each of 2012, 2011 and 2010.

As future wafer purchases under the MSA were negotiated at pricing above their fair value, we recorded a liability in conjunction with the sale, representing the present value of the unfavorable purchase commitment. To determine the liability, current market prices for wafers from unaffiliated, well-known third party foundries were obtained, taking into consideration minimum volume requirements as specified in the contract, process technology, industry pricing trends and other factors. The difference between the contract prices and market prices over the term of the agreement totaled $103.7 million. The present value of this liability totaled $92.4 million (using a discount rate of 7%) and is included in the loss on sale of assets in the consolidated statement of operations. The present value of the liability is reduced over the term of the MSA as the wafers are purchased and the present value discount of $11.2 million is being recognized as interest expense over the same term. The MSA liability was reduced by $34.5 million, $31.9 million and $14.9 million for wafers purchased in the years ended December 31, 2012, 2011 and 2010, respectively. The amount for the year ended December 31, 2012 included $3.3 million related to the impact of modification of the agreement in the second quarter 2012. We recorded $2.3 million, $4.5 million and $2.9 million in interest expense relating to the MSA in the years ended December 31, 2012, 2011 and 2010, respectively.

The sale of our Rousset manufacturing operations resulted in the substantial liquidation of our investment in our European manufacturing facilities, and accordingly, we recorded a gain of $97.4 million related to the foreign currency translation adjustment balance that was previously recorded within stockholders' equity, as we concluded, based on the relevant accounting guidance, that we should similarly release all remaining related currency translation adjustments.

As part of the sale, we agreed to reimburse LFoundry for specified severance costs expected to be incurred subsequent to the sale. We entered into an escrow agreement in which we agreed to remit funds to LFoundry for the required benefits and payments to those employees who are determined to be part of an approved departure plan. We recorded a liability of $27.8 million as a component of the loss on sale. This amount was paid to the escrow account in the first quarter of 2011.

As part of the sale of the manufacturing operations, we incurred $4.7 million in software/hardware and consulting costs to set up a separate, independent IT infrastructure for LFoundry. These costs were incurred based on negotiation with LFoundry, provided no benefit to us, and would not have been incurred if we were not selling the manufacturing operations. Therefore, the direct and incremental costs associated with these services were recorded as part of the loss on sale. We also incurred other costs related to the sale of $1.6 million, which included performance-based bonuses of $0.5 million for certain employees (no executive officers were included), related to the completion of the sale of the Rousset manufacturing operations to LFoundry.

We also incurred direct and incremental selling costs of $3.2 million, which represented broker commissions and legal fees associated with the sale of our Rousset manufacturing operations to LFoundry.

Asset Impairment Charges

We assess the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that we may not be able to recover the asset's carrying amount. We measure the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed, including assets not available for immediate sale in their present condition. We report assets and liabilities to be disposed of by sale as held for sale and recognize those assets and liabilities on the consolidated balance sheets at the lower of carrying amount or fair value, less cost to sell. Assets classified as held for sale are not depreciated.

For the year ended December 31, 2010 we determined that certain assets should instead remain with us. As a result, we reclassified property and equipment to held and used in the quarter ended June 30, 2010. In connection with this reclassification, we assessed the fair value of these assets to be retained and concluded that the fair value of the assets was lower than their carrying value less depreciation expense that would have been recognized had the assets been continuously classified as held and used. As a result, we recorded additional asset impairment charges of $11.9 million in the second quarter of 2010 (see Note 15 for further discussion).

Restructuring Charges

The following table summarizes the activity related to the accrual for restructuring charges detailed by event for the year ended December 31, 2012, 2011 and 2010:

December 31, 2012

	Q3'08	Q2'10	Q2'12	Q4'12	Total 2012 activity
			(in thousands)		
January 1, 2012	$ 301	$ 1,846	$ —	$ —	$ 2,147
Charges — Employee termination costs, net of change in estimate	—	924	11,724	10,843	23,491
Charges — Other	—	—	—	495	495
Payments — Employee termination costs	(301)	(1,902)	(4,486)	(2,973)	(9,662)
Foreign exchange (gain) loss	—	(429)	180	—	(249)
December 31, 2012	$ —	$ 439	$ 7,418	$ 8,365	$16,222

December 31, 2011

	Q3'02	Q2'08	Q3'08	Q1'09	Q2'10	Total 2011 activity
			(in thousands)			
January 1, 2011	$ 1,592	$ 3	$ 460	$ 136	$ 1,286	$ 3,477
Charges (credits) — Employee termination costs, net of change in estimate	—	(3)	—	—	21,659	21,656
Credit — Other	(1,592)	—	—	—	—	(1,592)
Payments — Employee termination costs	—	—	—	—	(21,461)	(21,461)
Payments — Other	—	—	—	(136)	—	(136)
Currency Translation Adjustment	—	—	15	—	1,165	1,180
Foreign exchange gain	—	—	(174)	—	(803)	(977)
December 31, 2011	$ —	$—	$ 301	$ —	$ 1,846	$ 2,147

December 31, 2010

	Q3'02	Q2'08	Q3'08	Q1'09	Q2'10	Total 2010 activity
			(In thousands)			
January 1, 2010	$1,592	$ 4	$557	$ 318	$ —	$ 2,471
Charges — Employee termination costs, net of change in estimate	—	—	—	986	4,267	5,253
Payments — Employee termination costs	—	—	(44)	(954)	(2,965)	(3,963)
Payments — Other	—	—	—	(182)	—	(182)
Currency Translation Adjustment	—	(1)	(53)	(32)	(16)	(102)
December 31, 2010	$1,592	$ 3	$460	$ 136	$ 1,286	$ 3,477

2012 Restructuring Charges

During the year ended December 31, 2012, we recorded restructuring charges of $23.5 million related to workforce reductions. We also recorded restructuring charges of $0.5 million for leases that were no longer required after we reduced our workforce. Employee severance costs were recorded in accordance with the accounting standard related to costs associated with exit or disposal activities. We paid $9.7 million related to employee termination costs for the year ended December 31, 2012. We expect to pay the remaining amount accrued over the course of the next twelve months.

2011 Restructuring Charges

For the year ended December 31, 2011, we implemented cost reduction actions, primarily targeting a reduction of labor costs. We incurred restructuring charges of $21.7 million for the year ended December 31, 2011 related to severance costs resulting from involuntary termination of employees. Employee severance costs were recorded in accordance with the accounting standard related to costs associated with exit or disposal activities. We also recorded a restructuring credit of $1.6 million for the year ended December 31, 2011 related to resolution of a litigation matter. We paid $21.5 million related to employee termination costs for the year ended December 31, 2011.

2010 Restructuring Charges

For the year ended December 31, 2010, we incurred restructuring charges of $5.3 million related to severance costs resulting from involuntary termination of employees. Employee severance costs were recorded in accordance with the accounting standard related to costs associated with exit or disposal activities. We paid $4.0 million related to employee termination costs for the year ended December 31, 2010. We expect to pay the remaining amount accrued over the course of the next twelve months.

Loss From European Foundry Arrangements

In December 2009, a subsidiary entered into a take-or-pay agreement to purchase wafers from a European foundry that had acquired one of our former European manufacturing operations. In connection with the anticipated expiration of this agreement, we notified customers, in the fourth quarter of 2012, of our end-of-life process and requested that customers provide to us last-time-buy orders. To the extent that we believe we have excess wafers that remain after satisfying anticipated customer demand, we estimated a probable loss for those excess wafers, which was approximately $10.6 million. We, therefore, recorded a charge in that amount to our cost of sales in the consolidated statements of operations for the year ended December 31, 2012.

In June 2010, in connection with the sale of one of our former European manufacturing operations, one of our subsidiaries leased facilities to the acquirer of those operations and have charged that acquirer for rent and other occupancy costs. In the fourth quarter of 2012, we recorded a loss of $6.5 million on receivables from that tenant based on financial and other circumstances affecting the collectibility of those receivables, which is reflected under the caption "impairment of receivables from foundry supplier" in our consolidated statements of operations for the year ended December 31, 2012.

Credit from Reserved Grant Income

In March 2012, the Greek government executed a ministerial decision related to an outstanding state grant previously made to a Greek subsidiary. Consequently, we recognized a benefit of $10.7 million in our results for the three months ended March 31, 2012 resulting from the reversal of a reserve previously established for that grant.

Interest and Other (Expense) Income, Net

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(in thousands)	
Interest and other (expense) income	$(1,358)	$ 177	$ 3,154
Interest expense	(4,130)	(7,028)	(7,535)
Foreign exchange transaction gains	363	6,033	13,199
Total	**$(5,125)**	**$ (818)**	**$ 8,818**

Interest and other expense, net, for the year ended December 31, 2012 resulted in an expense of $5.1 million when compared to the same period in 2011, primarily related to a write off from a private company investment of $1.2 million and an other than temporary impairment charge of $1.2 million related to an equity investments. The decrease in foreign exchange transaction gains for the year ended December 31, 2011 was primarily due to changes to our foreign exchange exposures from intercompany balances between our subsidiaries compared to the year ended December 31, 2010. We continue to have balance sheet exposures in foreign currencies subject to exchange rate fluctuations and may incur further gains or losses in the future as a result of such foreign exchange exposures.

Provision for Income Taxes

We recorded a provision for (benefit from) income taxes of $11.8 million, $66.2 million and $(306.7) million in the years ended December 31, 2012, 2011 and 2010, respectively. For the years ended December 31, 2012 and 2011, the significant components of the tax provision were from operations in jurisdictions with operating profits. Our effective tax rate for the years ended December 31, 2012 and 2011 was lower than the statutory federal income tax rate of 35%, primarily due to income recognized in lower tax rate jurisdictions and the recognition of foreign R&D credits.

For the year ended December 31, 2010, the significant components of the tax benefit were the favorable settlement of the IRS tax audit, the release of valuation allowances attributable to deferred tax assets, and the recognition of certain U.S. foreign tax credits and foreign R&D credits.

Similar to our position during the fourth quarter of 2011, we concluded that it was more likely than not that we would be able to realize the benefit of a significant portion of our deferred tax assets in the future, except certain assets related to state net operating losses and state tax credits, including R&D credit carry forwards. As a result, we continue to provide a full valuation allowance on the deferred tax assets relating to those items for year ended December 31, 2012.

The tax attribute carryforwards as of December 31, 2012 consist of the following:

Tax Attribute	December 31, 2012	Nature of Expiration
	(In thousands)	
Foreign net operating loss carry forwards	164,491	beginning of 2013
State net operating loss carry forwards	502,349	2013-2032
Federal R&D credits, net of those related to stock option deductions	5,126	beginning of 2020
Federal R&D credits related to stock option deductions	29,314	beginning of 2020
State R&D credits	14,817	indefinite
Foreign tax credits	43,973	beginning of 2020
State investment tax credits	8,255	beginning of 2013
Foreign R&D credits	32,203	refundable

We believe we may not be able to utilize portions of net operating loss carry forwards in non-U.S. jurisdictions before they expire, starting in 2013.

Included in the unrealized tax benefits ("UTBs") at December 31, 2012, 2011 and 2010, are $27.2 million, $25.2 million and $24.7 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2012, 2011 and 2010, are $45.5 million, $42.8 million and $38.9 million, respectively, of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred tax assets.

Currently, we have tax audits in progress in various other foreign jurisdictions. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations. We believe that before December 31, 2013, it is reasonably possible that either certain audits will conclude or the statutes of limitations relating to certain income tax examination periods will expire, or both. As such, after we reach settlement with the tax authorities, we expect to record a corresponding adjustment to our unrecognized tax benefits. Given the uncertainty as to settlement terms, the timing of payments and the impact of such settlements on other uncertain tax positions, the range of estimated potential decreases in underlying uncertain tax positions is between $0 and $10.0 million in the next 12 months. The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. We regularly assess our tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which we do business.

Liquidity and Capital Resources

At December 31, 2012, we had $296.1 million of cash, cash equivalents and short-term investments, compared to $332.5 million at December 31, 2011. Our current asset to liability ratio, calculated as total current assets divided by total current liabilities, was 2.84 at December 31, 2012 compared to 3.14 at December 31, 2011. Working capital, calculated as total current assets less total current liabilities, decreased to $621.1 million at December 31, 2012, compared to $708.6 million at December 31, 2011. Cash provided by operating activities was $200.7 million and $221.1 million for the year ended December 31, 2012 and 2011, respectively, and capital expenditures totaled $38.3 million and $84.6 million for the year ended December 31, 2012 and 2011, respectively, with the decrease resulting primarily from a reduction in the purchase of testing equipment in 2012.

As of December 31, 2012, of the $296.1 million aggregate cash and cash equivalents and short-term investments held by us, the amount of cash and cash equivalents held by our foreign subsidiaries was $219.3 million. If the funds held by our foreign subsidiaries were needed for our operations in the United States, the repatriation of some of these funds to the United States could require payment of additional U.S. taxes.

Operating Activities

Net cash provided by operating activities was $200.7 million for the year ended December 31, 2012, compared to $221.1 million for the year ended December 31, 2011. Net cash provided by operating activities for the year ended December 31, 2012 was determined primarily by adjusting net income of $30.4 million for certain non-cash charges for depreciation and amortization of $76.9 million and stock-based compensation charges of $72.4 million.

Net cash provided by operating activities was $221.1 million for the year ended December 31, 2011, compared to $299.5 million for the year ended December 31, 2010. Net cash provided by operating activities for the year ended December 31, 2011 was determined primarily by adjusting net income of $315.0 million for certain non-cash charges for depreciation and amortization of $77.0 million, stock-based compensation charges of $68.1 million, and $36.3 million related to the non-cash portion of the gain on sale related to the sale of our former corporate headquarters. In addition, operating cash flows were

reduced by inventory build during the year of $100.7 million as a result of higher build rates to support increased revenue, due to our transition to foundry suppliers with minimum delivery requirements and a decline in shipments in the second half of 2011.

Accounts receivable decreased by 11% or $24.4 million to $188.5 million at December 31, 2012, from $212.9 million at December 31, 2011. The average number of days of accounts receivable outstanding decreased to 50 days for year ended December 31, 2012 from 51 days for the year ended December 31, 2011.

Inventories decreased to $348.3 million at December 31, 2012 from $377.4 million at December 31, 2011. Inventories consist of raw wafers, purchased foundry wafers, work-in-process and finished units. Our number of days of inventory decreased to 148 days for the three months ended December 31, 2012 from 173 days for the three months ended December 31, 2011. As a result of the sale of our serial flash product lines in September 2012, inventories were reduced by $25.6 million, of which $18.6 million was transferred to the buyer at the time of sale. We also granted the buyer an exclusive option to purchase our remaining $7.0 million of serial flash inventory. As of December 31, 2012, $5.1 million of that inventory had not yet been purchased. We expect the remaining $5.1 million to be purchased in 2013.

Investing Activities

Net cash used in investing activities was $51.9 million for the year ended December 31, 2012, compared to net cash used in investing activities of $43.2 million for the year ended December 31, 2011. For the year ended December 31, 2012, we paid $38.3 million for acquisitions of fixed assets as compared to $84.6 million in the year ended December 31, 2011 resulting principally from reduced purchases of testing equipment. For the year ended December 31, 2012, we paid $43.5 million for acquisitions of businesses, net of cash acquired, as compared to $20.3 million for the year ended December 31, 2011. We also received $26.9 million in cash from the sale of our serial flash product lines during the year ended December 31, 2012.

Net cash used in investing activities was $43.2 million for the year ended December 31, 2011, compared to $75.7 million for the year ended December 31, 2010. For the year ended December 31, 2011, we paid $84.6 million for acquisitions of fixed assets, $4.0 million for intangible assets and $19.4 million, net of cash acquired, for an acquisition we completed, offset in part by net proceeds of $47.3 million from the sale of our former corporate headquarters.

We anticipate expenditures for capital purchases in 2013 to be relatively consistent with 2012, and to be used principally to maintain existing manufacturing operations and to expand manufacturing capacity for our XSense product.

Financing Activities

Net cash used in financing activities was $182.6 million and $346.2 million for the year ended December 31, 2012 and 2011, respectively. The cash used was primarily related to stock repurchases of $179.6 million in the year ended December 31, 2012, compared to stock repurchases of $304.2 million in the year ended December 31, 2011 and tax payments related to shares withheld for vested restricted stock units of $19.8 million for the year ended December 31, 2012, compared to $73.3 million for the year ended December 31, 2011. During the year ended December 31, 2012, we repurchased 22.7 million shares of our common stock in the open market and subsequently retired those shares under our existing stock repurchase program. As of December 31, 2012, $127.2 million remained available for repurchases under this program. Proceeds from the issuance of common stock related to exercises of stock options and our employee stock purchase plan totaled $15.5 million and $28.7 million for the years ended December 31, 2012 and 2011, respectively.

Net cash used in financing activities was $346.2 million and $158.5 million for the years ended December 31, 2011 and 2010, respectively. The cash used was primarily related to stock repurchases of $304.2 million in the year ended December 2011, compared to stock repurchases of $89.2 million in the year ended December 31, 2010 and tax payments related to shares withheld for vested restricted stock units of $73.3 million for the year ended December 31, 2011, compared to $11.1 million in 2010. Proceeds from the issuance of common stock in respect of stock options and our employee stock purchase plan totaled $28.7 million and $29.9 million for the years ended December 31, 2011 and 2010, respectively.

We believe our existing balances of cash, cash equivalents and short-term investments, together with anticipated cash flow from operations, available equipment lease financing, and other short-term and medium-term bank borrowings that we believe would be available to us, will be sufficient to meet our liquidity and capital requirements over the next twelve months.

Since a substantial portion of our operations are conducted through our foreign subsidiaries, our cash flow, ability to service debt, and payments to vendors are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to us. Our foreign subsidiaries are separate and distinct legal entities and may be subject to local legal or tax requirements, or other restrictions that may limit their ability to transfer funds to other group entities including the U.S. parent entity, whether by dividends, distributions, loans or other payments.

During the next twelve months, we expect our operations to continue to generate positive cash flow. However, a portion of cash balances may be used to make capital expenditures, repurchase common stock, or make acquisitions. During 2013 and in future years, our ability to make necessary capital investments or strategic acquisitions will depend on our ability to continue to generate sufficient cash flow from operations and to obtain adequate financing if necessary. We believe we have sufficient working capital to fund our future operations with $296.1 million in cash, cash equivalents and short-term investments as of December 31, 2012 together with expected future cash flows from operations.

Off-Balance Sheet Arrangements (Including Guarantees)

See the paragraph under the heading "Guarantees" in Note 11 of Notes to Consolidated Financial Statements for a discussion of off-balance sheet arrangements.

Contractual Obligations

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2012. See Note 11 of Notes to Consolidated Financial Statements for further discussion.

Contractual Obligations:	Payments Due by Period				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands)				
Long-term debt	$ —	$ 9,195	$ —	$ —	$ 9,195
Capital purchase commitments	13,759	—	—	—	13,759
Long-term supply agreement obligation(a)	70,971	—	—	—	70,971
Estimated pension plan benefit payments(b)	544	1,131	2,146	9,465	13,286
Grants to be repaid	5,054	—	—	—	5,054
Operating leases(c)	8,992	16,600	14,135	28,770	68,497
Other long-term obligations(d)	18,726	7,826	1,789	6,584	34,925
Total other commitments	118,046	34,752	18,070	44,819	215,687
Add: interest	169	—	—	—	169
Total	$118,215	$34,752	$18,070	$44,819	$215,856

(a) Long-term supply agreement obligation of $71.0 million is comprised of $43.9 million related to a manufacturing services agreement entered into with LFoundry Rousset, the buyer of our manufacturing operations in Rousset, France in June 2010 (the original commitment upon closing was $448 million). The remaining balance of $27.1 million relates to a supply agreement entered into with Telefunken Semiconductors International LLC (the original commitment upon closing in 2008 was 82 million Euros).

(b) The "More than 5 years" amount represents the estimated payments to be made in years 5 through 10. Estimated payments beyond 10 years are not practical to estimate. See Note 13 to the Notes to Consolidated Financial Statements for further discussion.

(c) Operating leases include the San Jose headquarters of $51.5 million and other worldwide operating leases of $17.0 million.

(d) Other long-term obligations consist of advances from customers of $14.7 million; of which $10.0 million is paid out annually, until paid in full (see Note 2 of Notes to Consolidated Financial Statements for further discussion). The remaining balance of $20.2 million relates to $9.8 million of obligations relating to software rights, $3.8 million of technology license payments and $6.6 million of various other long-term obligations.

The contractual obligation table above excludes certain estimated tax liabilities of $29.0 million as of December 31, 2012 because we cannot make a reliable estimate of the timing of tax audits, related outcomes and related future tax payments. However, these estimated tax liabilities for uncertain tax positions are included in our consolidated balance sheet. See Notes 2 and 12 of Notes to Consolidated Financial Statements for further discussion.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-05, *Comprehensive Income (ASC Topic 220) — Presentation of Comprehensive Income*. The amendments from this update will result in more converged guidance on how comprehensive income is presented under

U.S. GAAP and International Financial Reporting Standards ("IFRS"). With this update to ASC 220, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, nor does it affect how earnings per share is calculated or presented. Previously, U.S. GAAP allows reporting entities three alternatives for presenting other comprehensive income and its components in financial statements. One of those presentation options was to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This update eliminated that option. The amended guidance also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The amendments in this ASU should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. On October 21, 2011 the FASB decided to propose a deferral of the requirement to present reclassifications of other comprehensive income on the face of the income statement and on February 5, 2013, the FASB finalized this requirement for public entities beginning after December 15, 2012. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (ASC Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments in this ASU result in common fair value measurement and disclosure requirements under U.S. GAAP and IFRS. Consequently, the amendments describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements as well as improving consistency in application across jurisdictions to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. The ASU also provides for certain changes in current GAAP disclosure requirements, for example with respect to the measurement of Level 3 assets and for measuring the fair value of an instrument classified in a reporting entity's shareholders' equity. The amendments in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 of Notes to Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be our critical accounting policies. These critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We sell our products to original equipment manufacturers ("OEMs") and distributors and recognize revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of

an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection is reasonably assured. Allowances for sales returns and other credits are recorded at the time of sale.

Contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents are used to verify delivery. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Sales terms do not include post-shipment obligations except for product warranty, as described in Note 1 of Notes to Consolidated Financial Statements.

For sales to certain distributors (primarily based in the U.S. and Europe) with agreements allowing for price protection and product returns, historically we have not had the ability to estimate future claims at the point of shipment, and given that price is not fixed or determinable at that time, revenue is not recognized until the distributor sells the product to its end customer.

For sales to independent distributors in Asia, excluding Japan, we invoice these distributors at full list price upon shipment and issue a rebate, or "credit," once product has been sold to the end customer and the distributor has met certain reporting requirements. After reviewing the more limited pricing, rebate and quotation-related terms, we concluded that we could reliably estimate future credits or rebates, therefore, we recognize revenue at the point of shipment for our Asian distributors, assuming all of the other revenue recognition criteria are met, utilizing amounts invoiced, less estimated future credits or rebates.

Our revenue reporting is highly dependent on receiving accurate and timely data from our distributors. Distributors provide us periodic data regarding the product, price, quantity, and end customer when products are resold as well as the quantities of our products they still have in stock. Because the data set is large and complex and because there may be errors in the reported data, we must use estimates and apply judgments to reconcile distributors' reported inventories to their activities. Actual results could vary from those estimates.

Allowance for Doubtful Accounts and Sales Returns

We must make estimates of potential future product returns and revenue adjustments related to current period product revenue. Management analyzes historical returns, current economic trends in the semiconductor industry, changes in customer demand and acceptance of our products when evaluating the adequacy of our allowance for sales returns. If management made different judgments or utilized different estimates, material differences in the amount of our reported revenue may result. We provide for sales returns based on our customer experience and our expectations for revenue adjustments based on economic conditions within the semiconductor industry.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make our estimate of the uncollectibility of our accounts receivable by analyzing specific customer creditworthiness, historical bad debts and current economic trends. At December 31, 2012 and 2011, the allowance for doubtful accounts was approximately $11.0 million and $11.8 million, respectively.

Income Taxes

In calculating our income tax expense, it is necessary to make certain estimates and judgments for financial statement purposes that affect the recognition of tax assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that

we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the net deferred tax asset would decrease income tax expense in the period such determination is made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the net deferred tax asset would increase income tax expense in the period such determination is made.

In assessing the realizability of deferred tax assets, we evaluate both positive and negative evidence that may exist and consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Any adjustment to the net deferred tax asset valuation allowance would be recorded in the consolidated statement of operations for the period that the adjustment is determined to be required.

Our income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. Our tax filings, however, are subject to audit by the respective tax authorities. Accordingly, we recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

Valuation of Inventory

Our inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Cost includes labor, including stock-based compensation costs, materials, depreciation and other overhead costs, as well as factors for estimated production yields and scrap. Determining market value of inventories involves numerous judgments, including average selling prices and sales volumes for future periods. We primarily utilize selling prices in our period ending backlog for measuring any potential declines in market value below cost. Any adjustment for market value provision is charged to cost of revenue at the point of market value decline.

We evaluate our ending inventories for excess quantities and obsolescence on a quarterly basis. This evaluation includes analysis of historical and forecasted sales levels by product and other factors, including, but not limited to, competitiveness of product offerings, market conditions and product lifecycles. Actual demand may be lower, or market conditions less favorable, than those projected by us. This difference could have a material adverse effect on our gross margin should inventory write-downs beyond those initially recorded become necessary. Alternatively, should actual demand and market conditions be more favorable than those estimated by us, gross margin could be favorably impacted.

We adjust the cost basis for inventories on hand in excess of forecasted demand. In addition, we write off inventories that are considered obsolete. Obsolescence is determined based on several factors, including competitiveness of product offerings, market conditions and product life cycles. Increases to the provision for excess and obsolete inventory are charged to cost of revenue. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-cost inventory is subsequently sold, it will result in lower costs and higher gross margin for those products.

Fixed Assets

We review the carrying value of fixed assets for impairment when events and circumstances indicate that the carrying value of an asset or group of assets may not be recoverable from the estimated future cash flows expected to result from its use and/or disposition. Factors which could trigger an impairment review

include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in our market capitalization for an extended period of time relative to net book value, (v) recent changes in our manufacturing model, and (vi) management's assessment of future manufacturing capacity requirements. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the estimated fair value of the assets. The estimation of future cash flows involves numerous assumptions, which require our judgment, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets, future-selling prices for our products and future production and sales volumes. In addition, we must use our judgment in determining the groups of assets for which impairment tests are separately performed.

Our business requires investment in manufacturing facilities that are technologically advanced but can quickly become significantly underutilized or rendered obsolete by rapid changes in demand for semiconductors produced in those facilities.

We estimate the useful life of our manufacturing equipment, which is the largest component of our fixed assets, to be five years. We base our estimate on our experience with acquiring, using and disposing of equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin depreciation on new equipment when it is ready for its intended use. The aggregate amount of fixed assets under construction for which depreciation was not being recorded was approximately $2.7 million and $0.6 million as of December 31, 2012 and 2011, respectively.

Valuation of Goodwill and Intangible Assets

We review goodwill and intangible assets with indefinite lives for impairment annually during the fourth quarter of each year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. In 2011, we early adopted ASU 2011-08 "Intangibles-Goodwill and Other" and performed an assessment of qualitative factors to determine whether it was more likely than not that the fair value of our reporting units is less that their carrying value. Based on the carrying amount of our reporting units and our assessment of certain qualitative factors including current macroeconomic, industry and market conditions, we concluded that it is not more likely than not that the fair value of our reporting units is less than their carrying amount. Purchased intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that we may not be able to recover the asset's carrying amount. Determining the fair value of a reporting unit is subjective in nature and involves the use of significant estimates and assumptions. We determine the fair value of our reporting unit based on an income approach, whereby we calculate the fair value of the reporting unit based on the present value of estimated future cash flows, which are formed by evaluating operating plans. Estimates of the future cash flows associated with the businesses are critical to these assessments. The assumptions used in the fair value calculation change from year to year and include revenue growth rates, operating margins, risk adjusted discount rates and future economic and market conditions. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. We base our fair value estimates on assumptions we believe to be reasonable. Actual future results may differ from those estimates.

Stock-Based Compensation

We determine the fair value of options on the measurement date utilizing an option-pricing model, which is affected by our common stock price as well as a change in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors during the expected period between the stock option vesting date and the stock option exercise

date. For performance-based restricted stock units, we are required to assess the probability of achieving certain financial objectives at the end of each reporting period. Based on the assessment of this probability, which requires subjective judgment, we record stock-based compensation expense before the performance criteria are actually fully achieved, which may then be reversed in future periods if we determine that it is no longer probable that the objectives will be achieved. The expected cost of each award is reflected over the performance period and is reduced for estimated forfeitures. The fair value of a restricted stock unit is equivalent to the market price of our common stock on the measurement date.

Restructuring Charges

Our restructuring accruals include primarily payments to employees for severance, termination fees associated with leases, other contracts and other costs related to the closure of facilities. Accruals are recorded when management has approved a plan to restructure operations and a liability has been incurred. The restructuring accruals are based upon management estimates at the time they are recorded. These estimates can change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded.

Litigation

We accrue for losses related to litigation, including intellectual property, commercial and other litigation, if a loss is probable and the loss can be reasonably estimated. We regularly evaluate current information available to determine whether accruals for litigation should be made. If we were to determine that such a liability was probable and could be reasonably estimated, the adjustment would be charged to income in the period such determination was made.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

We maintain investment portfolio holdings of various issuers, types and maturities whose values are dependent upon short-term interest rates. We generally classify these securities as available-for-sale, and consequently record them on the consolidated balance sheets at fair value with unrealized gains and losses being recorded as a separate part of stockholders' equity. We do not currently hedge these interest rate exposures. Given our current profile of interest rate exposures and the maturities of our investment holdings, we believe that an unfavorable change in interest rates would not have a significant negative impact on our investment portfolio or statements of operations through December 31, 2012.

Foreign Currency Risk

When we take an order denominated in a foreign currency we will receive fewer dollars, and lower revenue, than we initially anticipated if that local currency weakens against the dollar before we ship our product. Conversely, revenue will be positively impacted if the local currency strengthens against the dollar before we ship our product. Costs may also be affected by foreign currency fluctuation. For example, in Europe, where we have costs denominated in European currencies, costs will decrease if the local currency weakens. Conversely, all costs will increase if the local currency strengthens against the dollar. This impact is determined assuming that all foreign currency denominated transactions that occurred for the year ended December 31, 2012 were recorded using the average foreign currency exchange rates in the year ended December 31, 2011. We do not use derivative instruments to hedge our foreign currency risk.

Changes in foreign exchange rates have historically had an effect on our net revenue and operating costs. Net revenue denominated in foreign currencies was 19%, 21% and 22% of our total net revenue for the years ended December 31, 2012, 2011 and 2010.

Costs denominated in foreign currencies were 19%, 19% and 33% of our total costs for the years ended December 31, 2012, 2011 and 2010, respectively.

Average exchange rates utilized to translate foreign currency revenue and expenses in Euros were approximately 1.29, 1.39 and 1.36 Euros to the dollar for the years ended December 31, 2012, 2011 and 2010, respectively.

For the year ended December 31, 2012, changes in foreign exchange rates had an unfavorable overall effect on our operating results. Our net revenue for the year ended December 31, 2012 would have been approximately $23.1 million higher had the average exchange rate in the current year remained the same as the average rate in effect for the year ended December 31, 2011. Our income from operations would have been approximately $7.7 million higher had the average exchange rate in the year ended December 31, 2012 remained the same as the average exchange rate in the ended December 31, 2011.

For the year ended December 31, 2011, changes in foreign exchange rates had a favorable overall effect on our operating results. Our net revenue for the year ended December 31, 2011 would have been approximately $14.6 million lower had the average exchange rate in the current year remained the same as the average rate in effect for the year ended December 31, 2010. Our income from operations would have been approximately $4.2 million lower had the average exchange rate in the year ended December 31, 2011 remained the same as the average exchange rate in the ended December 31, 2010.

We also face the risk that our accounts receivable denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Approximately 18% and 23% of our accounts receivable were denominated in foreign currency as of December 31, 2012 and 2011, respectively.

Similarly, we face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately 8% and 10% of our accounts payable were denominated in foreign currencies at both December 31, 2012 and 2011. All of our debt obligations were denominated in foreign currencies at both December 31, 2012 and 2011. We have not historically sought to hedge our foreign currency exposure, although we may determine to do so in the future.

There remains ongoing uncertainty regarding the future of the Euro as a common currency and the Eurozone. While we continue to monitor the situation, the elimination of the Euro as a common currency, the withdrawal of member states from the Eurozone or other events affecting the liquidity, volatility or use of the Euro could have a significant effect on our revenue and operations.

Liquidity and Valuation Risk

Approximately $1.1 million and $2.3 million of our investment portfolio is invested in auction-rate securities at December 31, 2012 and December 31, 2011, respectively.

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Consolidated Financial Statements of Atmel Corporation	
Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010	63
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010	64
Consolidated Balance Sheets as of December 31, 2012 and 2011	65
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	66
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Years Ended December 31, 2012 2011 and 2010	67
Notes to Consolidated Financial Statements	68
Report of Independent Registered Public Accounting Firm — KPMG LLP	115
Report of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP	116
Financial Statement Schedules	
The following Financial Statement Schedules for the years ended December 31, 2012, 2011, and 2010 should be read in conjunction with the Consolidated Financial Statements, and related notes thereto:	
Schedule II Valuation and Qualifying Accounts	117
Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto	
Supplementary Financial Data	
Unaudited Selected Quarterly Financial Data for the Years Ended December 31, 2012 and 2011	118

Atmel Corporation

Consolidated Statements of Operations

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
	(in thousands, except per share data)		
Net revenue	**1,432,110**	**1,803,053**	**1,644,060**
Operating expenses			
Cost of revenue	830,791	894,820	915,876
Research and development	251,519	255,653	237,812
Selling, general and administrative	275,257	280,410	264,296
Acquisition-related charges	7,388	5,408	1,600
Restructuring charges	23,986	20,064	5,253
Impairment of receivables from foundry supplier	6,495	—	—
Asset impairment charges	—	—	11,922
Credit from reserved grant income	(10,689)	—	—
(Gain) loss on sale of assets	—	(35,310)	99,767
Total operating expenses	**1,384,747**	**1,421,045**	**1,536,526**
Income from operations	**47,363**	**382,008**	**107,534**
Interest and other (expense) income, net	(5,125)	(818)	8,818
Income before income taxes	**42,238**	**381,190**	**116,352**
(Provision for) benefit from income taxes	(11,793)	(66,200)	306,723
Net income	**30,445**	**314,990**	**423,075**
Basic net income per share:			
Net income per share	$ 0.07	$ 0.69	$ 0.92
Weighted-average shares used in basic net income per share calculations	433,017	455,629	458,482
Diluted net income per share:			
Net income per share	$ 0.07	$ 0.68	$ 0.90
Weighted-average shares used in diluted net income per share calculations	437,582	462,673	469,580

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Statements of Comprehensive Income

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(in thousands)	
Net income	$30,445	$314,990	$ 423,075
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments ("CTA")	3,902	(6,863)	(21,472)
Inclusion of foreign CTA adjustments in net income	—	—	(99,779)
Actuarial losses related to defined benefit pension plans	(6,778)	(197)	(788)
Unrealized (losses) gains on investments	(160)	179	(2,102)
Other comprehensive loss	**(3,036)**	**(6,881)**	**(124,141)**
Total comprehensive income	**$27,409**	**$308,109**	**$ 298,934**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Balance Sheets

	December 31, 2012	December 31, 2011
	(in thousands, except par value)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 293,370	$ 329,431
Short-term investments	2,687	3,079
Accounts receivable, net of allowance for doubtful accounts of $11,005 and $11,833, respectively	188,488	212,929
Inventories	348,273	377,433
Prepaids and other current assets	125,019	116,929
Total current assets	**957,837**	**1,039,801**
Fixed assets, net	221,044	257,070
Goodwill	104,430	67,662
Intangible assets, net	27,257	20,594
Other assets	122,965	141,471
Total assets	**$1,433,533**	**$1,526,598**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Trade accounts payable	$ 103,980	$ 76,445
Accrued and other liabilities	203,510	207,118
Deferred income on shipments to distributors	29,226	47,620
Total current liabilities	**336,716**	**331,183**
Other long-term liabilities	100,179	112,971
Total liabilities	**436,895**	**444,154**
Commitments and contingencies (Note 11)		
Stockholders' equity		
Preferred stock; par value $0.001; Authorized: 5,000 shares; no shares issued and outstanding	—	—
Common stock; par value $0.001; Authorized: 1,600,000 shares; Shares issued and outstanding: 428,593 at December 31, 2012 and 442,389 at December 31, 2011	429	442
Additional paid-in capital	881,945	995,147
Accumulated other comprehensive income	6,412	9,448
Retained earnings	107,852	77,407
Total stockholders' equity	**996,638**	**1,082,444**
Total liabilities and stockholders' equity	**$1,433,533**	**$1,526,598**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Statements of Cash Flows

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(in thousands)	
Cash flows from operating activities			
Net income	$ 30,445	$ 314,990	$ 423,075
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	76,933	76,986	66,495
Non-cash losses (gains) on sale of fixed assets, net	264	(36,333)	(31,137)
Asset impairment charges	—	—	11,922
Deferred taxes	(23,459)	44,233	(164,590)
Loss from foundry arrangement	10,628	—	—
Impairment of receivable from foundry supplier	6,495	—	—
Other non-cash losses (gains), net	1,037	(6,240)	(13,225)
Recovery of doubtful accounts receivable	(18)	(14)	(76)
Accretion of interest on long-term debt	1,017	784	650
Stock-based compensation expense	72,442	68,125	57,445
Excess tax benefit on stock-based compensation	(1,264)	(2,650)	(3,088)
Non-cash acquisition-related and other charges	2,934	—	—
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	24,362	19,787	(37,510)
Inventories	10,250	(100,695)	(60,132)
Current and other assets	32,406	(15,932)	(31,423)
Trade accounts payable	38,644	(60,113)	16,031
Accrued and other liabilities	(66,255)	(47,055)	111,112
Income taxes payable	2,251	(15,639)	(68,112)
Deferred income on shipments to distributors	(18,394)	(19,088)	22,017
Net cash provided by operating activities	**200,718**	**221,146**	**299,454**
Cash flows from investing activities			
Acquisitions of fixed assets	(38,289)	(84,564)	(99,808)
Proceeds from the sale of business	26,908	1,597	19,023
Proceeds from the sale of fixed assets	—	47,250	652
Acquisition of businesses, net of cash acquired	(43,499)	(20,256)	—
Acquisitions of intangible assets	(4,000)	(4,000)	(5,458)
Purchases of marketable securities	—	—	(20,567)
Sales or maturities of marketable securities	4,450	16,739	39,388
Investment in private companies	(2,500)	—	(3,936)
Decrease (increase) in long-term restricted cash	5,000	—	(5,000)
Net cash used in investing activities	**(51,930)**	**(43,234)**	**(75,706)**
Cash flows from financing activities			
Principal payments on debt and capital leases	—	(85)	(11,106)
Repayment of bank lines of credit	—	—	(80,000)
Repurchases of common stock	(179,579)	(304,236)	(89,216)
Proceeds from issuance of common stock	15,537	28,746	29,911
Tax payments related to shares withheld for vested restricted stock units	(19,830)	(73,286)	(11,139)
Excess tax benefit on stock-based compensation	1,264	2,650	3,088
Net cash used in financing activities	**(182,608)**	**(346,211)**	**(158,462)**
Effect of exchange rate changes on cash and cash equivalents	(2,241)	(3,725)	(1,340)
Net (decrease) increase in cash and cash equivalents	(36,061)	(172,024)	63,946
Cash and cash equivalents at beginning of the period	**329,431**	**501,455**	**437,509**
Cash and cash equivalents at end of the period	**$ 293,370**	**$ 329,431**	**$ 501,455**
Supplemental cash flow disclosures:			
Interest paid	242	1,857	2,864
Income taxes paid	16,064	31,986	14,993
Supplemental non-cash investing and financing activities disclosures			
Decreases in accounts payable related to fixed assets purchases	(803)	(21,000)	(841)
Decreases in liabilities related to intangible assets purchases	(4,000)	(4,000)	(4,000)
Additional consideration payable related to acquisition	18,225	—	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Statements of Stockholders' Equity and Comprehensive Income

	Common Stock		Additional	Accumulated Other Comprehensive	Retained Earnings (Accumulated	
	Shares	Par Value	Paid-In Capital	Income	Deficit)	Total
			(in thousands)			
Balances, December 31, 2009	**454,586**	**$455**	**$1,284,140**	**$140,470**	**$(660,658)**	**$ 764,407**
Comprehensive loss:						
Net income	—	—	—	—	423,075	**423,075**
Actuarial loss related to defined benefit pension plans	—	—	—	(788)	—	**(788)**
Unrealized losses on investments, net of tax	—	—	—	(2,102)	—	**(2,102)**
Inclusion of foreign CTA adjustments in net income	—			(99,779)		**(99,779)**
Foreign currency translation adjustments	—	—	—	(21,472)	—	**(21,472)**
Total comprehensive income						**298,934**
Stock-based compensation expense	—	—	58,487	—	—	**58,487**
Tax benefit on stock-based compensation expense	—	—	1,664	—	—	**1,664**
Exercise of stock options	5,344	5	22,493	—	—	**22,498**
Issuance of commons stock under employee stock purchase plan	2,028	2	7,411	—	—	**7,413**
Vested restricted stock units	4,816	5	—	—	—	**5**
Shares withheld for employee taxes related to vested restricted stock units	(1,418)	(1)	(11,138)	—	—	**(11,139)**
Common stock issued to former employees of Quantum	3,152	3	—	—	—	**3**
Repurchase of common stock	(11,720)	(12)	(89,204)	—		**(89,216)**
Balances, December 31, 2010	**456,788**	**$457**	**$1,273,853**	**$ 16,329**	**$(237,583)**	**$1,053,056**
Comprehensive loss:						
Net income	—	—	—	—	314,990	**314,990**
Actuarial loss related to defined benefit pension plans	—	—	—	(197)	—	**(197)**
Unrealized gains on investments, net of tax	—	—	—	179	—	**179**
Foreign currency translation adjustments	—	—	—	(6,863)	—	**(6,863)**
Total comprehensive income						**308,109**
Stock-based compensation expense	—	—	69,102	—	—	**69,102**
Tax benefit on stock-based compensation expense	—	—	939	—	—	**939**
Exercise of stock options	4,285	4	19,336	—		**19,340**
Issuance of commons stock under employee stock purchase plan	1,514	2	9,404	—	—	**9,406**
Vested restricted stock units	6,345	6	—		—	**6**
Vested performance restricted stock units	8,485	8	—	—	—	**8**
Shares withheld for employee taxes related to vested restricted stock units	(6,252)	(6)	(73,280)	—	—	**(73,286)**
Repurchase of common stock	(28,776)	(29)	(304,207)	—	—	**(304,236)**
Balances, December 31, 2011	**442,389**	**$442**	**$ 995,147**	**$ 9,448**	**$ 77,407**	**$1,082,444**
Comprehensive loss:						
Net income	—	—	—	—	30,445	**30,445**
Actuarial loss related to defined benefit pension plans	—	—	—	(6,778)	—	**(6,778)**
Unrealized losses on investments, net of tax	—	—	—	(160)	—	**(160)**
Foreign currency translation adjustments	—	—	—	3,902	—	**3,902**
Total comprehensive income						**27,409**
Stock-based compensation expense	—	—	71,974	—	—	**71,974**
Equity related restructuring charges	—	—	413	—	—	**413**
Tax benefit on stock-based compensation expense	—	—	(1,738)	—	—	**(1,738)**
Exercise of stock options	1,239	2	4,578	—	—	**4,580**
Issuance of commons stock under employee stock purchase plan	1,770	2	10,955	—	—	**10,957**
Vested restricted stock units	7,975	8	—	—	—	**8**
Shares withheld for employee taxes related to vested restricted stock units	(2,100)	(2)	(19,828)	—	—	**(19,830)**
Repurchase of common stock	(22,680)	(23)	(179,556)	—	—	**(179,579)**
Balances, December 31, 2012	**428,593**	**$429**	**$ 881,945**	**$ 6,412**	**$ 107,852**	**$ 996,638**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Atmel is one of the world's leading designers, developers and suppliers of microcontrollers, which are self-contained computers-on-a-chip. Microcontrollers are generally less expensive, consume less power and offer enhanced programming capabilities compared to traditional microprocessors. Atmel's microcontrollers and related products are used in many of the world's leading smartphones, ultrabooks, tablet devices, e-readers, wireless peripherals and other consumer and industrial electronics in which they provide core functionality for such things as touch sensing, sensor and lighting management, security, and encryption features, wireless applications, industrial controls, building automation and battery management. Atmel offers an extensive portfolio of capacitive touch products that integrate its microcontrollers with fundamental touch-focused intellectual property ("IP") we have developed, and Atmel continues to leverage its market and technology advantages to expand its product portfolio within the touch-related eco-system. Toward that end, and as a natural extension of Atmel's touch controller business, Atmel announced its XSense products, a new type of touch sensor based on proprietary metal mesh technologies, in 2012. Atmel also designs and sells products that are complementary to its microcontroller business, including nonvolatile memory, radio frequency and mixed-signal components and application specific integrated circuits. With Atmel's broad product portfolio, its semiconductors also enable applications, such as smart-metering for utility monitoring and billing, residential and architectural LED-based lighting systems, touch panels used on household and industrial appliances that integrate Atmel's "non-mechanical" buttons, sliders and wheels, various aerospace, industrial and military products and systems, and electronic-based automotive components, like keyless ignition and access, engine control, and lighting and entertainment systems for standard and hybrid vehicles. Over the past several years, Atmel transitioned its business to a "fab-lite" manufacturing model, lowering its fixed costs and capital investment requirements, and Atmel currently own and operate one remaining wafer fabrication facility. Atmel has continued to focus on the development of wireless products that allow devices to communicate and connect with each other, and has continued to integrate enhanced wireless capabilities into its product portfolio, including technologies such as "Wi-Fi Direct;" that enable the so-called "Internet of Things," where smart, connected devices and appliances seamlessly share data and information. Atmel currently owns and operates one wafer manufacturing facility in Colorado Springs, Colorado, consistent with Atmel's strategic determination made several years ago to maintain lower fixed costs and capital investment requirements.

Principles of Consolidation

The consolidated financial statements include the accounts of Atmel and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

2011 Out-of-Period Adjustments

The Company recorded an out-of-period adjustment to reverse test and assembly subcontractor accruals for $6.9 million, related to cost of revenues for the year ended December 31, 2011. In addition, the Company corrected excess depreciation for certain fixed assets for $1.7 million, related to research and development for the year ended December 31, 2011. The correction of these errors resulted in an increase to the Company's net income of $8.0 million for the year ended December 31, 2011. Management assessed the impact of these errors and concluded that the amounts were not material, either individually or in the aggregate, to any prior periods' annual or interim financial statements, nor was the impact of the errors material to the financial statements for the year ended December 31, 2011. On that basis, the Company recorded these corrections, in the aggregate, in the year ended December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in these financial statements include provision for excess and obsolete inventory, sales return reserves, stock-based compensation expense, allowances for doubtful accounts receivable, warranty accruals, estimates for useful lives associated with long-lived assets, asset impairment charges, recoverability of goodwill and intangible assets, restructuring charges, fair value of net assets held for sale, liabilities for uncertain tax positions, and deferred tax asset valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of Atmel's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other current assets and current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items. Investments in debt securities are carried at fair value based on quoted market prices. The estimated fair value has been determined by the Company using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that Atmel could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents

Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents, and consist of highly liquid money market instruments.

Atmel maintains its cash balances at a variety of financial institutions and has not experienced any material losses relating to such instruments. Atmel invests its excess cash in accordance with its investment policy that has been reviewed and approved by the Board of Directors.

Investments

All of the Company's investments in debt and equity securities in publicly-traded companies are classified as available-for-sale. Available-for-sale securities with an original or remaining maturity of greater than 90 days, as of the date of purchase, are classified as short-term when they represent investments of cash that are intended for use in current operations. Investments in available-for-sale securities are reported at fair value with unrealized (losses) gains, net of related tax, included as a component of accumulated other comprehensive income.

The Company's marketable securities include corporate equity securities, U.S. and foreign corporate debt securities, guaranteed variable annuities and auction-rate securities. The Company monitors its investments for impairment periodically and recognizes an impairment charge when the decline in the fair value of these investments is judged to be other-than temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. The Company considers various factors in determining whether impairment is other-than-temporary, including the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. The Company's investments include certain highly-rated auction rate securities, totaling $1.1 million and $2.3 million at December 31, 2012 and 2011, respectively, which are structured with short-term interest rate reset dates of

either 7 days or 28 days, and contractual maturities that can be in excess of 10 years. The Company evaluates its portfolio by continuing to monitor the credit rating and interest yields of these auction-rate securities and status of reset at each auction date.

Accounts Receivable

An allowance for doubtful accounts is calculated based on the aging of Atmel's accounts receivable, historical experience, and management judgment. Atmel writes off accounts receivable against the allowance when Atmel determines a balance is uncollectible and no longer intends to actively pursue collection of the receivable. The Company's bad debt expenses (recoveries) were not material for the years ended December 31, 2012, 2011 and 2010.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Market is based on estimated net realizable value. Determining market value of inventories involves numerous judgments, including estimating average selling prices and sales volumes for future periods. The Company establishes provisions for lower of cost or market and excess and obsolescence write-downs, which are charged to cost of revenue. The Company makes a determination regarding excess and obsolete inventory on a quarterly basis. This determination requires an estimation of the future demand for the Company's products and involves an analysis of historical and forecasted sales levels by product, competitiveness of product offerings, market conditions, product lifecycles, as well as other factors. Excess and obsolete inventory write-downs are recorded when the inventory on hand exceeds management's estimate of future demand for each product and are charged to cost of revenue.

The Company's inventories include parts that have a potential for rapid technological obsolescence and are sold in a highly competitive industry. The Company writes down inventory that is considered excess or obsolete. When the Company recognizes a loss on such inventory, it establishes a new, lower-cost basis for that inventory, and subsequent changes in facts and circumstances will not result in the restoration or increase in that newly established cost basis. If inventory with a lower-cost basis is subsequently sold, it will result in higher gross margin for the products making up that inventory.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives:

Building and improvements	10 to 20 years
Machinery, equipment and software	2 to 5 years
Furniture and fixtures	5 years

Maintenance, repairs and minor upgrades are expensed as incurred.

Investments in Privately-Held Companies

Periodically, the Company makes minority investments in certain privately-held companies to further its strategic objectives. Investments in privately-held companies are accounted for at historical cost or, if Atmel has significant influence over the investee, using the equity method of accounting. Atmel's proportionate share of income or losses from investments accounted for under the equity method, and any gain or loss on disposal, are recorded in interest and other (expenses) income, net. Investments in privately- held companies are included in other assets on the Company's consolidated balance sheets.

For investments in privately-held companies, the Company monitors for impairment annually, or when indicators arise, and reduces their carrying values to fair value when the declines are determined to be other-than-temporary.

Revenue Recognition

The Company sells its products to OEMs and distributors and recognizes revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Allowances for sales returns and other credits are recorded at the time of sale.

Contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents are used to verify delivery. The Company assesses whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Sales terms do not include post-shipment obligations except for product warranty.

For sales to certain distributors (primarily based in the U.S. and Europe) with agreements allowing for price protection and product returns, the Company historically has not had the ability to estimate future claims at the point of shipment, and given that price is not fixed or determinable at that time, revenue is not recognized until the distributor sells the product to its end customer. At the time of shipment to these distributors, the Company records a trade receivable for the selling price as there is a legally enforceable right to payment, relieves inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the gross margin in deferred income on shipments to distributors on the consolidated balance sheets.

For sales to independent distributors in Asia, excluding Japan, the Company invoices these distributors at full list price upon shipment and issues a rebate, or "credit," once product has been sold to the end customer and the distributor has met certain reporting requirements. After reviewing the more limited pricing, rebate and quotation-related terms, the Company concluded that it could reliably estimate future claims therefore, the Company recognize revenue at the point of shipment for its Asian distributors, assuming all of the other revenue recognition criteria are met, utilizing amounts invoiced, less estimated future claims.

Grant Recognition

Subsidy grants from government organizations are amortized as a reduction of expenses over the period the related obligations are fulfilled. Recognition of future subsidy benefits will depend on the Company's achievement of certain technical milestones, capital investment spending goals, employment goals and other requirements. The Company recognized the following amount of subsidy grant benefits as a reduction of either cost of revenue or research and development expenses, depending on the nature of the grant:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(in thousands)	
Cost of revenue	$ —	$ 6	$ 18
Research and development expenses	4,202	3,167	7,866
Total	$4,202	$3,173	$7,884

From time to time, the Company receives economic incentive grants and allowances from European governments, agencies and research organizations targeted at preserving employment at specific locations.

The subsidy grant agreements typically contain economic incentive, headcount, capital and research and development expenditures and other conditions that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts previously received. In addition, the Company may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to its plans for headcount, project spending, or capital investment at any of these specific locations. If the Company is unable to comply with any of the conditions in the grant agreements, the Company may face adverse actions from the government agencies providing the grants. If the Company were required to repay grant benefits, its results of operations and financial position could be materially adversely affected by the amount of such repayments.

In March 2012, the Greek government executed a ministerial decision related to an outstanding state grant previously made to a Greek subsidiary of the Company. Based on the execution of the ministerial decision and the subsequent publication of that decision by the Greek government, the Company determined that its Greek subsidiary would not be required to repay the full amount of that grant. As a result, the Company recognized a benefit of $10.7 million in its results for the year ended December 31, 2012 resulting from the reversal of a reserve previously established for that grant.

As of December 31, 2012 and 2011, the total liability for grant benefits subject to repayment was $5.1 million and $14.9 million, respectively, and is included in accrued and other liabilities on the consolidated balance sheets.

Advertising Costs

Atmel expenses all advertising costs as incurred. Advertising costs were not significant for the years ended December 31, 2012, 2011 and 2010.

Foreign Currency Translation

Certain of Atmel's major international subsidiaries use their local currencies as their respective functional currencies. Financial statements of these foreign subsidiaries are translated into U.S. dollars at current rates, except that revenue, costs and expenses are translated at average current rates during each reporting period. The effect of translating the accounts of these foreign subsidiaries into U.S. dollars has been included in the consolidated statements of stockholders' equity and comprehensive (loss) income as a foreign currency translation adjustment. Gains and losses from remeasurement of assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations. Gains (losses) due to foreign currency remeasurement included in interest and other (expense) income, net for the year ended December 31, 2012 were not significant. Gains due to foreign currency remeasurement included in interest and other (expense) income, net for the years ended December 31, 2011 and 2010 were $6.0 million and $13.2 million, respectively.

Stock-Based Compensation

The Company determines the fair value of options on the measurement date utilizing an option-pricing model, which is affected by its common stock price, as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors during the expected period between the stock option grant date and stock option exercise date. For performance-based restricted stock units, the Company is required to assess the probability of achieving certain financial objectives at the end of each reporting period. Based on the assessment of this probability, which requires subjective judgment, the Company records stock-based compensation expense before the performance criteria are actually fully achieved, which may then be reversed in future periods if the Company determines that it is no longer probable that the objectives will

be achieved. The expected cost of each award is reflected over the performance period and is reduced for estimated forfeitures. The fair value of a restricted stock unit is equivalent to the market price of the Company's common stock on the measurement date.

Valuation of Goodwill and Intangible Assets

The Company reviews goodwill and intangible assets with indefinite lives for impairment annually during the fourth quarter of each year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. In 2011, the Company adopted ASU 2011-08 "Intangibles-Goodwill and Other" and in both 2011 and 2012 performed a Step 0, or qualitative assessment of its goodwill balance, which required management to make certain judgments and estimates. Based on the Company's assessment of its carrying amount of reporting units compared to its fair value of reporting units as of the assessment date and due to current economic factors, the Company did not proceed to Step 1. Purchased intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. Determining the fair value of a reporting unit is subjective in nature and involves the use of significant estimates and assumptions. The Company determines the fair value of its reporting unit based on an income approach, whereby it calculates the fair value of the reporting unit based on the present value of estimated future cash flows, which are formed by evaluating operating plans. Estimates of the future cash flows associated with the businesses are critical to these assessments. The assumptions used in the fair value calculation change from year to year and include revenue growth rates, operating margins, risk adjusted discount rates and future economic and market conditions. If the total future cash flows are less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable. Actual future results may differ from those estimates. No impairment charges relating to goodwill and intangible assets were recorded for the years ended December 31, 2012, 2011 and 2010.

Certain Risks and Concentrations

Atmel sells its products primarily to OEMs and distributors in North America, Europe and Asia, generally without requiring any collateral. Atmel performs ongoing credit evaluations and seeks to maintain adequate allowances for potential credit losses. Two distributors accounted for 14% and 12% of accounts receivable at December 31, 2012 and one customer accounted for 10% of accounts receivable at December 31, 2012. Two distributors accounted for 15% and 14% of accounts receivable at December 31, 2011. Two customers accounted for more than 10% of net revenue in the year ended December 31, 2012 (see Note 14 for further discussion). No single customer accounted for more than 10% of net revenue in any of the years ended December 31, 2011 and 2010.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely introduction of new products and implementation of new manufacturing process technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor industry has historically been cyclical and subject to significant economic downturns at various times. As a result, Atmel may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Atmel believes that its existing cash, cash equivalents and investments together with cash flow from operations, equipment lease financing and other short term borrowing, will be sufficient to support its liquidity and capital investment activities for the next twelve months.

Additionally, the Company relies on a limited number of contract manufacturers to provide assembly services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially affect future operating results.

Income Taxes

The Company's (provision for) benefit from income tax comprises its current tax liability and change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more likely than not to be recoverable against future taxable income. No U.S. taxes are provided on earnings of non U.S. subsidiaries; to the extent such earnings are deemed to be permanently reinvested.

The Company's income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. The Company's tax filings, however, are subject to audit by the relevant tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

In assessing the realizability of deferred tax assets, the Company evaluates both positive and negative evidence that may exist and considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Any adjustment to the net deferred tax asset valuation allowance would be recorded in the consolidated statement of operations for the period that the adjustment is determined to be required.

Long-Lived Assets

Atmel periodically evaluates the recoverability of its long-lived assets. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends; (ii) exiting an activity in conjunction with a restructuring of operations; (iii) current, historical or projected losses that demonstrate a likelihood of continuing losses associated with an asset; (iv) significant decline in the Company's market capitalization for an extended period of time relative to net book value; (v) material changes in the Company's manufacturing model; and (vi) management's assessment of future manufacturing capacity requirements. When the Company determines that there is an indicator that the carrying value of long-lived assets may not be recoverable, the assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset from the expected future undiscounted pre-tax cash flows of the related operations. These estimates include assumptions about future conditions such as future revenue, gross margin, operating expenses, and the fair values of certain assets based on appraisals and industry trends. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. The evaluation is performed at the lowest levels for which there are identifiable, independent cash flows.

Costs that the Company incurs to acquire completed product and process technology are capitalized and amortized on a straight-line basis over two to five years. Capitalized product and process technology

costs are amortized over the shorter of the estimated useful life of the technology or the term of the technology agreement.

Net Income Per Share

Basic net income per share is computed by using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, upon vesting of restricted stock units, contingently issuable shares for all periods and assumed issuance of shares under the Company's employee stock purchase plan. No dilutive potential common shares are included in the computation of any diluted per share amount when a loss from continuing operations is reported by the Company.

Research and Development

Cost incurred in the research and development of Atmel's products is expensed as incurred. Research and development expenses were $251.5 million, $255.7 million and $237.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05,*Comprehensive Income (ASC Topic 220) — Presentation of Comprehensive Income.* The amendments from this update will result in more converged guidance on how comprehensive income is presented under U.S. GAAP and International Financial Reporting Standards ("IFRS"). With this update to ASC 220, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, nor does it affect how earnings per share is calculated or presented. Current U.S. GAAP allows reporting entities three alternatives for presenting other comprehensive income and its components in financial statements. One of those presentation options is to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This update eliminates that option. The amended guidance also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The amendments in this ASU should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. On October 21, 2011 the FASB decided to propose a deferral of the requirement to present reclassifications of other comprehensive income on the face of the income statement and on February 5, 2013, the FASB finalized this requirement for public entities beginning after December 15, 2012. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU No. 2011-04,*Fair Value Measurement (ASC Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. The amendments in this ASU result in common fair value measurement and disclosure requirements under U.S. GAAP and IFRS. Consequently, the amendments describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements as well as improving consistency in application across jurisdictions to ensure that

U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. The ASU also provides for certain changes in current GAAP disclosure requirements, for example with respect to the measurement of Level 3 assets and for measuring the fair value of an instrument classified in a reporting entity's shareholders' equity. The amendments in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Note 2 BALANCE SHEET DETAILS

Inventories are comprised of the following:

	December 31, 2012	December 31, 2011
	(in thousands)	
Raw materials and purchased parts	$ 19,963	$ 23,415
Work-in-progress	231,614	251,933
Finished goods	96,696	102,085
	$348,273	**$377,433**

Prepaids and other current assets consist of the following:

	December 31, 2012	December 31, 2011
	(In thousands)	
Deferred income tax assets	$ 53,105	$ 10,239
Prepaid income taxes	13,113	16,441
Value-added tax receivable	7,144	24,971
Income tax receivable	6,346	17,000
Other	45,311	48,278
	$125,019	**$116,929**

Other assets consist of the following:

	December 31, 2012	December 31, 2011
	(In thousands)	
Deferred income tax assets, net of current portion	$102,315	$121,417
Investments in privately-held companies	8,493	12,208
Auction-rate securities	1,066	2,251
Other	11,091	5,595
	$122,965	**$141,471**

Accrued and other liabilities consist of the following:

	December 31, 2012	December 31, 2011
	(In thousands)	
Accrued salaries and benefits and other employee related	$ 54,993	$ 63,360
Advance payments from customer	10,000	10,000
Income taxes payable	7,863	5,734
Deferred income tax liability, current portion	304	—
Grants to be repaid	5,054	14,931
Warranty accruals and accrued returns	10,411	13,855
Royalties and licenses	4,295	5,045
Accrued restructuring	16,222	2,147
Current portion of market price adjustment to supply agreement (See Note 15)	20,953	31,934
Other	73,415	60,112
	$203,510	**$207,118**

Other long-term liabilities consist of the following:

	December 31, 2012	December 31, 2011
	(In thousands)	
Advance payments from customer	$ 4,668	$ 14,668
Income taxes payable	26,744	26,622
Accrued pension liability	40,087	29,268
Long-term technology license payable	—	3,831
Deferred income tax liability, non-current portion	58	57
Long-term portion of market price adjustment to supply agreement (See Note 15)	—	21,188
Long-term debt and capital lease obligations, less current portion	5,602	4,612
Other	23,020	12,725
	$100,179	**$112,971**

Advance payments from customer relate to an agreement that the Company entered into with a specific customer in the year 2000. The agreement calls for the Company to supply either a minimum quantity of the Company's products or make minimum repayments. The minimum payment required to be made annually is the greatest of 15% of the value of product shipped to the customer or $10.0 million, until such time that the advances have been fully repaid. The Company repaid $10.0 million in each of the years ended December 31, 2012, 2011 and 2010 under this agreement. As of December 31, 2012, the Company had remaining $14.7 million in customer advances received, of which $10.0 million is recorded in accrued and other liabilities and $4.7 million in other long-term liabilities.

Also included in other long-term liabilities is a note payable from an entity in which the Company has an equity investment to further its strategic objectives. The total outstanding amount due was $7.5 million, of which $6.6 million is included in other long-term liabilities, and $0.9 million is included in accounts payable at December 31, 2012 and $7.4 million, of which $6.6 million is included in other long-term liabilities, and $0.8 million is included in accounts payable at December 31, 2011. In addition, the Company paid $6.6 million, $3.7 million and $5.0 million to this company for the years ended December 31, 2012, 2011 and 2010, respectively, relating to a cost sharing arrangement for facility services at its Heilbronn, Germany facility.

Included in current liabilities is a liability related to a manufacturing services agreement entered into with LFoundry Rousset SAS ("LFoundry Rousset"). In connection with the sale of the Company's Rousset manufacturing operations to LFoundry GmbH ("LFoundry GmbH"), a subsidiary of the Company entered into certain other ancillary agreements, including a manufacturing services agreement ("MSA") in which a subsidiary agreed to purchase wafers following the closing on a "take-or-pay" basis. See Note 15 for further discussion.

Note 3 BUSINESS COMBINATIONS

Ozmo, Inc.

On December 20, 2012, the Company completed the acquisition of Ozmo, Inc ("Ozmo"), which is included in the Microcontrollers segment, a leading provider in ultra-low power Wi-Fi Direct solutions. The Company acquired all the outstanding shares of Ozmo in an all cash transaction, including assumed liabilities, of $64.4 million.

A total of $7.7 million of the purchase consideration was distributed into an escrow account to meet any indemnification claims. The escrow account is legally owned by the shareholder rights representative. As the Company does not have legal title of the account, no asset and corresponding liability will be recorded relating to the amounts held in escrow.

Further, the employees are eligible for an aggregate potential earnout in 2013 and 2014 of up to $22.0 million, contingent on Ozmo achieving certain revenue targets in 2013 and 2014 and on continuing employment. The Company has recorded a liability of $1.9 million representing the fair value of the earnout.

The total purchase price of the acquisition was as follows:

	December 20, 2012
	(in thousands)
Cash in exchange for shareholders' equity interest	$58,165
Unvested shares in Ozmo	237
Transaction expenses incurred by Ozmo	1,816
Long-term debt paid on behalf of Ozmo	1,415
Fair value of contingent consideration (earnout provision)	1,927
Liabilities assumed	861
Total purchase price	$64,421

The purchase price was allocated as follows as of the closing date of the acquisition:

	December 20, 2012
	(In thousands)
Total purchase price	$ 64,421
Less:	
Net tangible assets acquired	(2,805)
Intangible assets acquired:	
Customer relationships	(2,650)
Developed technologies	(12,020)
Tradename	(60)
Non-compete agreements	(660)
Backlog	(60)
Total intangible assets	(15,450)
Goodwill	$ 46,166

The Company recorded $46.2 million in goodwill, including workforce, in connection with the acquisition, which was assigned to the Company's microcontroller segment. The goodwill balance of $46.2 million above was reduced by $11.2 million related to net deferred tax assets created as a result of the net operating losses generated by Ozmo in previous periods. Such goodwill is not expected to be deductible for tax purposes. Goodwill is not subject to amortization but will be tested annually for impairment or whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with the relevant standards.

The intangible assets for the Ozmo acquisition were measured at fair value using the income approach. The following table sets forth the components of the identifiable intangible assets subject to amortization as of December 31, 2012, which are being amortized on a straight-line basis:

	Gross Value	Accumulated Amortization	Net	Estimated Useful Lives
	(In thousands, except for years)			
Other intangible assets:				
Customer relationships	$ 2,650	$(26)	$ 2,624	3 years
Developed technologies	12,020	(61)	11,959	4 to 6 years
Tradename	60	(1)	59	3 years
Non-compete agreements	660	(10)	650	2 years
Backlog	60	(1)	59	1 year
	$15,450	$(99)	$15,351	

Developed technology represents a combination of processes, patents assets and trade secrets developed through years of experience in design and development of the products. Customer relationships represent future projected net revenue that will be derived from sales of current and future versions of existing products that will be sold to existing customers. Tradename represents the Ozmo brand that the Company may continue to use to market the current Ozmo products. Non-compete agreement represents the fair value to the Company from agreements with certain former Ozmo executives to refrain from competition for a number of years. Backlog represents committed orders from customers as of the closing date of the acquisition.

The Company recorded amortization of intangible assets of $0.1 million for the year ended December 31, 2012, associated with customer relationships, developed technologies, tradename, non-compete agreements and backlog.

Advanced Digital Design

On October 6, 2011, the Company completed the acquisition of Advanced Digital Design S.A ("ADD"), a Spanish company that develops power line communication solutions. The Company acquired all the outstanding shares of ADD in an all cash transaction of $19.9 million and assumed $4.9 million in net tangible liabilities.

In addition to the total purchase price paid, $4.5 million was placed in an escrow account, relating to deferred consideration for key employees. A portion of this amount will be released on the 18 months anniversary of the closing date and the remainder will be released on the 36 month anniversary of the closing date, and each release is contingent on the continuing employment of the key employees. This amount will be amortized over the service periods, resulting in expense classified within acquisition-related charges in the consolidated statements of operations.

The purchase price was allocated as follows as of the closing date of the acquisition:

	October 6, 2011
	(In thousands)
Cash paid for acquisition	$ 19,915
Less:	
Net tangible liabilities assumed	4,879
Intangible assets acquired:	
Customer relationships	(6,580)
Developed technologies	(3,330)
Tradename	(150)
Non-compete agreements	(720)
Backlog	(290)
Total intangible assets	(11,070)
Goodwill	$ 13,724

The Company recorded $13.7 million in goodwill, including workforce, in connection with the acquisition, which was assigned to the Company's microcontroller segment. Goodwill is not subject to amortization but will be tested annually for impairment or whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with the relevant standards.

The intangible assets for the ADD acquisition were measured at fair value using the income approach. The following table sets forth the components of the identifiable intangible assets subject to amortization as of December 31, 2012, which are being amortized on a straight-line basis:

	Gross Value	Accumulated Amortization	Net	Estimated Useful Lives
	(In thousands, except for years)			
Other intangible assets:				
Customer relationships	$ 6,580	$ (548)	$6,032	15 years
Developed technology	3,330	(595)	2,735	7 years
Tradename	150	(63)	87	3 years
Non-compete agreement	720	(300)	420	3 years
Backlog	290	(290)	—	1 year
	$11,070	$(1,796)	$9,274	

The following table sets forth the components of the identifiable intangible assets subject to amortization as of December 31, 2011 which are being amortized on a straight-line basis:

	Gross Value	Accumulated Amortization	Net	Estimated Useful Lives
	(In thousands, except for years)			
Other intangible assets:				
Customer relationships	$ 6,580	$(110)	$ 6,470	15 years
Developed technology	3,330	(119)	3,211	7 years
Tradename	150	(13)	137	3 years
Non-compete agreement	720	(60)	660	3 years
Backlog	290	(73)	217	1 year
	$11,070	$(375)	$10,695	

Developed technology represents a combination of processes, patents assets and trade secrets developed through years of experience in design and development of the products. Customer relationships represent future projected net revenue that will be derived from sales of current and future versions of existing products that will be sold to existing customers. Tradename represents the ADD brand that the Company may continue to use to market the current ADD products. Non-compete agreement represents the fair value to the Company from agreements with certain former ADD executives to refrain from competition for a number of years. Backlog represents committed orders from customers as of the closing date of the acquisition.

The Company recorded the following acquisition-related charges in the consolidated statements of operations in the years ended December 31, 2012 and 2011 related to the ADD acquisition:

	December 31, 2012	December 31, 2011
	(In thousands)	
Amortization of intangible assets	$1,421	$ 375
Compensation-related expense — cash	1,793	944
	$3,214	$1,319

The Company recorded amortization of intangible assets of $1.4 million and $0.4 million for the years ended December 31, 2012 and 2011, respectively, associated with customer relationships, developed technologies, tradename, non-compete agreements and backlog. The Company also recorded amortization of certain key employee consideration of $1.8 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively, related to $4.5 million of deferred compensation discussed above. In 2011, the Company accelerated $0.4 million million of the key employee consideration as a result of the termination of an employee.

The Company incurred $0.7 million of transaction costs as of December 31, 2011, which are included in selling, general and administrative expenses in the consolidated statement of operations.

Quantum Research Group Ltd.

On March 6, 2008, the Company completed its acquisition of all the outstanding equity of Quantum Research Group Ltd. (now known as Atmel Technologies Ireland Limited) ("Quantum"), a supplier of capacitive sensing IP solutions. Quantum is a wholly-owned subsidiary of Atmel.

Goodwill was $54.8 million and $54.3 million at December 31, 2012 and 2011, respectively, relating to the Quantum acquisition. The goodwill amount is not subject to amortization and is included within the Company's microcontroller segment. It is tested for impairment annually in the fourth quarter and

whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Based on its 2012 impairment assessment, the Company concluded that the fair value of the reporting unit containing the goodwill balance substantially exceeded its carrying value; therefore, there was no impairment of the goodwill balance. The change in goodwill balance arises from foreign currency translation.

The Company has estimated the fair value of the Quantum-related other intangible assets using the income approach and these identifiable intangible assets are subject to amortization. The following table sets forth the components of the identifiable intangible assets subject to amortization as of December 31, 2012 which are being amortized on a straight-line basis:

	Gross Value	Accumulated Amortization	Net	Estimated Useful Life
	(In thousands, except for years)			
Other intangible assets:				
Customer relationships	$15,427	$(14,912)	$515	5 years
Developed technology	4,948	(4,783)	165	5 years
Tradename	849	(849)	—	3 years
Non-compete agreement	806	(806)	—	5 years
	$22,030	$(21,350)	$680	

The following table sets forth the components of the identifiable intangible assets subject to amortization as of December 31, 2011 which are being amortized on a straight-line basis:

	Gross Value	Accumulated Amortization	Net	Estimated Useful Life
	(In thousands, except for years)			
Other intangible assets:				
Customer relationships	$15,427	$(11,827)	$3,600	5 years
Developed technology	4,948	(3,793)	1,155	5 years
Tradename	849	(849)	—	3 years
Non-compete agreement	806	(806)	—	5 years
	$22,030	$(17,275)	$4,755	

Customer relationships represent future projected net revenue that will be derived from sales of current and future versions of existing products that will be sold to existing customers. Developed technology represents a combination of processes, patents and trade secrets developed through years of experience in design and development of the products. Trade name represents the Quantum brand which the Company does not intend to use in future capacitive sensing products. Non-compete agreement represents the fair value to the Company from agreements with certain former Quantum executives to refrain from competition for a number of years. Backlog represents committed orders from customers as of the closing date of the acquisition.

The Company recorded the following acquisition-related charges in the consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010 related to the Quantum acquisition:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(In thousands)	
Amortization of intangible assets	$4,075	$4,192	$ 4,466
Compensation-related expense — cash	—	—	199
Compensation-related credit — stock	—	(103)	(3,065)
	$4,075	$4,089	$ 1,600

The Company recorded amortization of intangible assets of $4.1 million, $4.2 million and $4.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, associated with customer relationships, developed technology, trade name, non-compete agreements and backlog.

The Company also agreed to compensate former key executives of Quantum, contingent upon continuing employment determined at various dates over a three year period. The Company agreed to pay up to $15.1 million in cash and issue 5.3 million shares of the Company's common stock valued at $17.3 million, based on the Company's closing stock price on March 4, 2008. These amounts were accrued over the employment period on a graded vested basis.

In March 2010, 3.2 million shares of the Company's common stock were issued to a former executive of Quantum in connection with this arrangement. The remaining 2.2 million shares were forfeited in March 2010 due to a change in employment status. As a result, the Company recorded a credit of $4.5 million for the year ended December 31, 2010 for the reversal of the expenses previously recorded due to the graded vesting recognition methodology. The Company made cash payments of $3.8 million to the former Quantum employees for the year ended December 31, 2010. No further payments are expected to be made.

The acquisitions referred to in this Note 3 were not material to the Company at the time of acquisition. As a result, pro forma profit and loss statements for the acquired businesses are not presented.

Note 4 INVESTMENTS

Investments at December 31, 2012 and 2011 primarily include corporate equity securities, U.S. and foreign corporate debt securities and auction-rate securities.

All marketable securities are deemed by management to be available-for-sale and are reported at fair value, with the exception of certain auction-rate securities as described below. Net unrealized gains and losses that are deemed to be temporary are reported within stockholders' equity on the Company's consolidated balance sheets as a component of accumulated other comprehensive income. Unrealized losses that are deemed to be other-than-temporary are recorded in the consolidated statement of operations in the period such determination is made. Gross realized gains or losses are recorded based on the specific identification method. For the year ended December 31, 2012, the Company's gross realized gains were not significant and the Company had a $1.2 million loss related to an "other-than-temporary impairment" in connection with an equity investment. For the years ended December 31, 2011 and 2010,

the Company's gross realized gains and losses on short-term investments were not significant. The Company's investments are further detailed in the table below:

	December 31, 2012		December 31, 2011	
	Adjusted Cost	Fair Value	Adjusted Cost	Fair Value
		(in thousands)		
Corporate equity securities	$2,687	$2,687	$ —	$ —
Auction-rate securities	983	1,066	2,220	2,251
Corporate debt securities and other obligations	—	—	3,099	3,079
	$3,670	$3,753	$5,319	$5,330
Unrealized gains	83		31	
Unrealized losses	—		(20)	
Net unrealized gains	83		11	
Fair value	$3,753		$5,330	
Amount included in short-term investments		$2,687		$3,079
Amount included in other assets		1,066		2,251
		$3,753		$5,330

In September 2010, in connection with the sale of the Company's smart card business in France to INSIDE Secure ("INSIDE"), the Company received an equity interest in INSIDE, which was privately-held at the time of the investment. In February 2012, INSIDE successfully completed an initial public offering on the NYSE Euronext stock exchange in Paris. As a result of that public offering, the Company reclassified its investment in INSIDE to short-term investments from other assets and accounted for this investment as available for sale. In the year ended December 31, 2012, the Company recorded an impairment charge of $1.2 million on its investment in INSIDE, which it believes to be other-than-temporary.

During the year ended December 31, 2012, the Company redeemed a portion of its auction-rate securities in the open market, resulting in an insignificant gain. The Company concluded that its remaining $1.0 million (adjusted cost) of auction-rate securities are unlikely to be liquidated within the next twelve months and classified these securities as long-term investments, which are included in other assets on the consolidated balance sheets.

Contractual maturities (at adjusted cost) of available-for-sale debt securities as of December 31, 2012, were as follows:

	(in thousands)
Due within one year	$ —
Due in 1-5 years	—
Due in 5-10 years	—
Due after 10 years	983
Total	$983

Atmel has classified all investments with original maturity dates of 90 days or more as short-term as it has the ability and intent to liquidate them within the year, with the exception of the Company's remaining auction-rate securities, which have been classified as long-term investments and included in other assets on the consolidated balance sheets.

Note 5 FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price)". The accounting standard establishes a consistent framework for measuring fair value and expands disclosure requirements regarding fair value measurements. This accounting standard, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The table below presents the balances of investments measured at fair value on a recurring basis at December 31, 2012:

	December 31, 2012			
	Total	Level 1	Level 2	Level 3
	(in thousands)			
Assets				
Cash				
Money market funds	$1,036	$1,036	$ —	$ —
Short-term investments				
Corporate equity securities	2,687	2,687	—	—
Other assets				
Auction-rate securities	1,066	—	—	1,066
Investment funds — Deferred compensation plan assets				
Institutional money market funds	597	597	—	—
Fixed income	902	902	—	—
Marketable equity securities	3,479	3,479	—	—
Total institutional funds — Deferred compensation plan	4,978	4,978	—	—
Total other assets	6,044	4,978	—	1,066
Total	$9,767	$8,701	$ —	$1,066

The table below presents the balances of investments measured at fair value on a recurring basis at December 31, 2011:

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
		(in thousands)		
Assets				
Cash				
Money market funds	$18,164	$18,164	$ —	$ —
Short-term investments				
Corporate debt securities	3,079	—	3,079	—
Other assets				
Auction-rate securities	2,251	—	—	2,251
Investment funds — Deferred compensation plan assets				
Institutional money market funds	549	549	—	—
Fixed income	1,613	1,613	—	—
Marketable equity securities	2,737	2,737	—	—
Total institutional funds — Deferred compensation plan	4,899	4,899	—	—
Total other Assets	7,150	4,899	—	2,251
Total	$28,393	$23,063	$3,079	$2,251

The Company's investments, with the exception of auction-rate securities, are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include corporate debt securities and other obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Auction-rate securities are classified within Level 3 because significant assumptions for such securities are not observable in the market. The total amount of assets measured using Level 3 valuation methodologies represented less than 1% of the Company's total assets as of December 31, 2012. The Company redeemed one auction rate security in the open market at book value of $1.2 million in the year ended December 31, 2012.

There were no changes in Level 3 assets measured at fair value on a recurring basis for the years ended December 31, 2012 and 2011. There were no transfers between Level 1 and 2 hierarchies for the years ended December 31, 2012 and 2011.

Note 6 FIXED ASSETS

Fixed assets consist of the following:

	December 31, 2012	December 31, 2011
	(in thousands)	
Land	$ 14,489	$ 14,970
Buildings and improvements	510,468	533,205
Machinery and equipment	966,756	965,451
Furniture and fixtures	21,636	17,906
Construction-in-progress	2,743	620
	$ 1,516,092	$ 1,532,152
Less: Accumulated depreciation and amortization	(1,295,048)	(1,275,082)
	$ 221,044	$ 257,070

On August 30, 2011, the Company completed the sale of its former San Jose corporate headquarters and adjacent parcels of land. See Notes 11 and 15 for further discussion.

Depreciation expense on fixed assets for the years ended December 31, 2012, 2011 and 2010 was $67.6 million, $68.9 million and $56.8 million, respectively. Fixed assets acquired under capital leases were not material at December 31, 2012, 2011 and 2010.

The Company assesses the recoverability of long-lived assets with finite useful lives annually or whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. For the year ended December 31, 2010, the Company recorded impairment charges of $11.9 million related to the sale of its Rousset, France manufacturing operation (see Note 15 for further discussion).

Note 7 INTANGIBLE ASSETS, NET

Intangible assets, net, consist of technology licenses and acquisition-related intangible assets as follows:

	December 31, 2012	December 31, 2011
	(in thousands)	
Core/licensed technology	$ 18,123	$ 17,564
Accumulated amortization	(16,171)	(12,420)
Total technology licenses	1,952	5,144
Acquisition-related intangible assets	48,550	33,100
Accumulated amortization	(23,245)	(17,650)
Total acquisition-related intangible assets	25,305	15,450
Total intangible assets, net	$ 27,257	$ 20,594

Amortization expense for technology licenses totaled $3.7 million, $3.5 million and $5.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization expense for acquisition-related intangible assets totaled $5.6 million, $4.6 million and $4.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table presents the estimated future amortization of the technology licenses and acquisition-related intangible assets:

Years Ending December 31:	Technology Licenses	Acquisition-Related Intangible Assets	Total
		(in thousands)	
2013	$1,283	$ 5,222	$ 6,505
2014	427	4,402	4,829
2015	242	3,838	4,080
2016	—	2,957	2,957
2017	—	2,831	2,831
Thereafter	—	6,055	6,055
Total future amortization	$1,952	$25,305	$27,257

Note 8 BORROWING ARRANGEMENTS

Information with respect to the Company's debt and capital lease obligations as of December 31, 2012 and 2011 is shown in the following table:

	December 31, 2012	December 31, 2011
	(in thousands)	
Long-term debt	$5,602	$4,612
Less: current portion of long-term debt	—	—
Long-term debt due after one year	$5,602	$4,612

Long-term debt obligations of $5.6 million relates to an amount previously advanced from a foreign government which is repayable in 2015. The balance is increased on a monthly basis as a result of interest accretion. The repayment amount is expected to be approximately $9.2 million in 2015.

Note 9 STOCKHOLDERS' EQUITY

Stock-Based Compensation

The components of the Company's stock-based compensation expense for the years ended December 31, 2012, 2011 and 2010 are summarized below:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(in thousands)	
Employee stock options	$ 3,470	$ 5,685	$ 9,230
Employee stock purchase plan	3,107	2,511	1,844
Restricted stock units	65,397	60,906	50,478
Net amounts released from (capitalized in) inventory	468	(977)	(1,042)
	$72,442	$68,125	$60,510

The table above excludes stock-based compensation credit of $3.1 million for the year ended December 31, 2010, for former Quantum executives related to the Quantum acquisition in 2008, which is classified within acquisition-related charges in the consolidated statements of operations.

The accounting standard on stock-based compensation requires the gross benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating

cash flow. The future realizability of tax benefits related to stock compensation is dependent upon the timing of employee exercises and future taxable income, among other factors. The Company reported gross excess tax benefits of $1.3 million, $2.7 million and $3.1 million in the years ended December 31, 2012, 2011 and 2010, respectively.

There was no significant non-employee stock-based compensation expense for the years ended December 31, 2012, 2011 and 2010.

The following table summarizes stock-based compensation, net of amount capitalized in (released from) inventory, included in operating results for the years ended December 31, 2012, 2011 and 2010:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
	(in thousands)		
Cost of revenue	$ 8,052	$ 7,840	$ 8,159
Research and development	22,825	22,916	19,324
Selling, general and administrative	41,565	37,369	33,027
Total stock-based compensation expense, before income taxes	72,442	68,125	60,510
Tax benefit	(12,060)	(10,453)	(7,548)
Total stock-based compensation expense, net of income taxes	$ 60,382	$ 57,672	$52,962

Stock Options, Restricted Stock Units and Employee Stock Purchase Plan

In May 2005, Atmel's stockholders initially approved Atmel's 2005 Stock Plan (as amended, the "2005 Stock Plan"). As of December 31, 2012, 133.0 million shares were authorized for issuance under the 2005 Stock Plan. Under the 2005 Stock Plan, Atmel may issue common stock directly, grant options to purchase common stock or grant restricted stock units payable in common stock to employees, consultants and directors of Atmel. Options, which generally vest over four years, are granted at fair market value on the date of the grant and generally expire ten years from that date.

Activity under Atmel's 2005 Stock Plan is set forth below:

	Available for Grant	Outstanding Options		Weighted-Average Exercise Price per Share
		Number of Options	Exercise Price per Share	
	(in thousands, except per share data)			
Balances, December 31, 2009	**28,478**	**18,828**	**$1.68-$24.44**	**$4.38**
Restricted stock units issued	(11,701)	—	—	—
Plan adjustment for restricted stock units issued	(9,127)	—	—	—
Performance-based restricted stock units issued	(472)	—	—	—
Plan adjustment for performance-based restricted stock units issued	(368)	—	—	—
Restricted stock units cancelled	2,151	—	—	—
Plan adjustment for restricted stock units cancelled	1,678	—	—	—
Options granted	(315)	315	$4.77-$10.01	5.39
Options cancelled/expired/forfeited	1,139	(1,139)	$2.11-$24.44	5.79
Options exercised	—	(5,344)	$1.68-$10.82	4.21
Balances, December 31, 2010	**11,463**	**12,660**	**$1.68-$14.94**	**$4.35**
Additional shares authorized	19,000	—	—	—
Restricted stock units issued	(6,343)	—	—	—
Plan adjustment for restricted stock units issued	(4,017)	—	—	—
Performance-based restricted stock units issued	(3,474)	—	—	—
Plan adjustment for performance-based restricted stock units issued	(2,124)	—	—	—
Restricted stock units cancelled	1,025	—	—	—
Plan adjustment for restricted stock units cancelled	793	—	—	—
Performance-based restricted stock units cancelled	25	—	—	—
Plan adjustment for performance-based-restricted stock units cancelled	17	—	—	—
Options cancelled/expired/forfeited	158	(158)	$2.11-$14.94	5.01
Options exercised	—	(4,285)	$1.80-$13.77	4.51
Balances, December 31, 2011	**16,523**	**8,217**	**$1.68-$10.01**	**$4.26**
Restricted stock units issued	(8,507)	—	—	—
Plan adjustment for restricted stock units issued	(5,189)	—	—	—
Performance-based restricted stock units issued	(338)	—	—	—
Adjustment for performance-based restricted stock units issued	(206)	—	—	—
Restricted stock units cancelled	1,783	—	—	—
Plan adjustment for restricted stock units cancelled	1,248	—	—	—
Performance-based restricted stock units cancelled	330	—	—	—
Plan adjustment for performance-based restricted stock units cancelled	201	—	—	—
Options cancelled/expired/forfeited	303	(303)	$ 2.11-$8.83	4.05
Options exercised	—	(1,239)	$ 1.68-$8.89	3.76
Balances, December 31, 2012	**6,148**	**6,675**	**$1.68-$10.01**	**$4.33**

In connection with the Company's acquisition of Ozmo, we assumed Ozmo's equity incentive plan. Excluded from the table above are 0.4 million shares assumed as part of the acquisition of Ozmo. This amount is comprised of 0.3 million restricted stock units, with a weighted average grant date fair value of

$6.17 and 0.1 million options, with a weighted average grant date fair value of $0.81. These stock options and restricted stock units remain governed by the terms and conditions of the Ozmo plan. No additional equity is expected to be granted under the Ozmo plan.

Restricted stock units are granted from the pool of options available for grant. As the result of an amendment and restatement of the 2005 Stock Plan in May 2011, every share underlying restricted stock, restricted stock units (including performance based restricted stock units), or stock purchase rights issued on or after May 18, 2011 (the date on which the amendment and restatement became effective) is counted against the numerical limit for options available for grant as 1.61 shares in the table above, as reflected in the line items for "Plan adjustments", except that restricted stock units (including performance based restricted stock units), and stock purchase rights issued prior to May 18, 2011, continue to be governed by an earlier amendment to the 2005 Stock Plan that provided for a numerical limit of 1.78 shares. If shares issued pursuant to any restricted stock, restricted stock unit, and stock purchase right agreements granted on or after May 18, 2011 are cancelled, forfeited or repurchased by the Company or would otherwise return to the 2005 Stock Plan, 1.61 times the number of those shares will return to the 2005 Stock Plan and will again become available for issuance. The Company issued 14.8 million shares of restricted stock units from May 18, 2011 to December 31, 2012 (net of cancellations) resulting in a reduction, based on a 1.61 to 1.0 ratio, of 23.7 million shares available for grant under the 2005 Stock Plan from May 18, 2011 to December 31, 2012. As of December 31, 2012, there were 6.1 million shares available for issuance under the 2005 Stock Plan, or 3.8 million shares after giving effect to the 1.61 to 1.0 ratio applicable under the 2005 Stock Plan for issuances of restricted stock units made on or after May 18, 2011. The shares assumed as part of the Ozmo acquisition were not issued under the 2005 Stock Plan.

Restricted Stock Units

Activity related to restricted stock units is set forth below:

	Number of Units	Weighted-Average Grant Date Fair Value
	(in thousands, except per share data)	
Balances, December 31, 2009	**24,044**	**$ 4.29**
Restricted stock units issued	11,701	7.97
Restricted stock units vested	(4,816)	4.56
Restricted stock units cancelled	(1,200)	4.16
Performance-based restricted stock units issued	472	5.49
Performance-based restricted stock units cancelled	(951)	4.10
Balances, December 31, 2010	**29,250**	**$ 5.74**
Restricted stock units issued	6,343	10.88
Restricted stock units vested	(6,345)	5.20
Restricted stock units cancelled	(1,025)	6.80
Performance-based restricted stock units issued	3,474	13.94
Performance-based restricted stock units vested	(8,485)	4.22
Performance-based restricted stock units cancelled	(25)	9.77
Balances, December 31, 2011	**23,187**	**$ 8.99**
Restricted stock units issued	8,507	6.11
Restricted stock units vested	(7,975)	6.80
Restricted stock units cancelled	(1,783)	7.81
Performance-based restricted stock units issued	338	9.19
Performance-based restricted stock units cancelled	(330)	12.31
Balances, December 31, 2012	**21,944**	**$ 8.71**

Excluded from the table above are 0.3 million restricted stock units, with a weighted average grant date fair value of $6.17, assumed as part of the acquisition of Ozmo.

For the year ended December 31, 2012, 8.0 million restricted stock units vested, including 2.1 million units withheld for taxes. These vested restricted stock units had a weighted-average grant date fair value of $6.80 per share for the year ended December 31, 2012. As of December 31, 2012, total unearned stock-based compensation related to unvested restricted stock units previously granted (including performance-based restricted stock units) was approximately $140.8 million, excluding forfeitures, and is expected to be recognized over a weighted-average period of 2.44 years.

For the year ended December 31, 2011, 6.3 million restricted stock units vested, including 2.3 million units withheld for taxes. These vested restricted stock units had a weighted-average grant date fair value of $5.20 per share on the vesting dates for the year ended December 31, 2011.

For the year ended December 31, 2010, 4.8 million restricted stock units vested, including 1.4 million units withheld for taxes. These vested restricted stock units had a weighted-average grant date fair value of $4.56 per share on the vesting dates.

Until restricted stock units are vested, they do not have the voting rights of common stock and the shares underlying such restricted stock units are not considered issued and outstanding. Upon vesting of restricted stock units, shares withheld by the Company to pay taxes are retired.

Performance-Based Restricted Stock Units

In the quarter ended June 30, 2011, 8.5 million performance based restricted stock units issued under the Company's 2008 Incentive Plan (the "2008 Plan") vested upon board of director approval on May 23, 2011 as a result of the Company achieving all of the performance criteria as of March 31, 2011. A total of 5.1 million shares were issued to participants, net of withholding taxes of 3.3 million shares, which represented all remaining shares available under the 2008 Plan. These vested performance based restricted stock units had a weighted average grant date fair value of $4.22 per share on the vesting date. The Company recorded total stock based compensation expense related to performance based restricted stock units of $6.5 million and $24.8 million under the 2008 Plan in the years ended December 31, 2011 and 2010, respectively.

In May 2011, the Company adopted the 2011 Long-Term Performance Based Incentive Plan (the "2011 Plan"), which provides for the grant of restricted stock units to eligible employees. Vesting of restricted stock units granted under the 2011 Plan is subject to the satisfaction of performance metrics tied to revenue growth and operating margin over the designated performance periods. The performance periods for the 2011 Plan run from January 1, 2011 through December 31, 2013 and consist of three one-year performance periods (calendar years 2011, 2012 and 2013) and a three year cumulative performance period. The Company issued 0.3 million and 3.5 million performance-based restricted stock units in the years ended December 31, 2012 and 2011, respectively. The Company recorded total stock-based compensation expense related to performance-based restricted stock units of $12.7 million and $7.5 million under the 2011 Plan in the years ended December 31, 2012 and 2011, respectively.

The 2011 Plan performance metrics include revenue growth rankings for the Company relative to a semiconductor peer group or a microcontroller peer group, as determined by the Compensation Committee. In addition, in order for a participant to receive credit for a performance period, the Company must achieve a minimum operating margin during such performance period, measured on a pro forma basis as defined in the 2011 Plan, subject to adjustment by the Compensation Committee. Management evaluates, on a quarterly basis, the likelihood of the Company meeting its performance metrics in determining stock-based compensation expense for performance share plans.

Stock Option Awards

	Options Outstanding				Options Exercisable			
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Term (years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Remaining Contractual Term (years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value
	(In thousands, except per share prices and life data)							
1.68-3.29	920	3.86	$ 3.20	$ 3,079	920	3.86	$ 3.20	$ 3,079
3.32-3.32	1,047	5.21	3.32	3,381	1,047	5.20	3.32	3,381
3.41-4.20	833	5.64	4.13	2,018	810	5.61	4.13	1,961
4.23-4.37	524	4.04	4.25	1,203	367	4.11	4.26	807
4.43-4.43	873	6.71	4.43	1,850	635	6.71	4.43	1,345
4.56-4.78	589	4.70	4.74	1,064	543	4.55	4.74	983
4.89-4.89	813	3.60	4.89	1,349	813	3.60	4.89	1,349
4.92-6.05	717	4.06	5.42	807	717	4.15	5.42	794
6.11-7.38	348	3.77	6.31	98	319	3.72	6.33	86
10.01-10.01	11	7.87	10.01	—	7	7.88	10.01	—
	6,675	**4.75**	**$ 4.33**	**$14,849**	**6,178**	**4.67**	**$ 4.32**	**$13,785**

Excluded from the table above are 0.1 million options, with a weighted average grant date fair value of $0.81, assumed as part of the acquisition of Ozmo.

The number of options exercisable under Atmel's stock option plans at December 31, 2012, 2011 and 2010 were 6.2 million, 6.4 million and 8.5 million, respectively. For the years ended December 31, 2012, 2011 and 2010, the number of stock options that were forfeited, but were not available for future stock option grants due to the expiration of these shares under the 1986 Stock Plan was not material.

For the years ended December 31, 2012, 2011 and 2010, the number of stock options that were exercised were 1.2 million, 4.3 million and 5.3 million, respectively, which had a total intrinsic value at the date of exercise of $4.8 million, $42.0 million and $24.8 million, respectively, and had an aggregate exercise price of $4.6 million, $19.3 million and $22.5 million, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2010
Risk-free interest rate	2.05%
Expected life (years)	5.54
Expected volatility	54%
Expected dividend yield	—

No options were granted for the years ended December 31, 2012 and 2011.

The Company's weighted-average assumptions for the year ended December 31, 2010 were determined in accordance with the accounting standard on stock-based compensation and are further discussed below.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and was derived based on an evaluation of the Company's historical settlement trends including an evaluation of historical exercise and expected post-vesting employment-termination behavior. The expected life of employee stock options impacts all underlying

assumptions used in the Company's Black-Scholes option-pricing model, including the period applicable for risk-free interest and expected volatility.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the Company's employee stock options.

The Company calculates the historic volatility over the expected life of the employee stock options and believes this to be representative of the Company's expectations about its future volatility over the expected life of the option.

The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

The weighted-average estimated fair value of options granted for the year ended December 31, 2010 was $2.70.

As of December 31, 2012, total unearned compensation expense related to unvested stock options was approximately $1.6 million, excluding forfeitures, and is expected to be recognized over a weighted-average period of 1.08 years.

Employee Stock Purchase Plan

Under the 1991 Employee Stock Purchase Plan ("1991 ESPP") and 2010 Employee Stock Purchase Plan ("2010 ESPP" and, together with the 1991 ESPP, the "Company's ESPPs"), qualified employees are entitled to purchase shares of Atmel's common stock at the lower of 85% of the fair market value of the common stock at the date of commencement of the 6 month offering period or 85% of the fair market value on the last day of the offering period. Purchases are limited to 10% of an employee's eligible compensation. There were 0.8 million and 2.0 million shares purchased under the 1991 ESPP for the years ended December 31, 2011 and 2010, at an average price per share of $4.85 and $3.65, respectively. There were 1.8 million and 0.7 million shares purchased under the 2010 ESPP for the years ended December 31, 2012 and 2011 at an average price per share of $6.19 and $8.56, respectively. The 1991 ESPP was superseded by the 2010 ESPP in the three months ended March 31, 2011. Of the 25.0 million shares authorized for issuance under the 2010 ESPP, 22.5 million shares were available for issuance at December 31, 2012.

The fair value of each purchase under the Company's ESPPs is estimated on the date of the beginning of the offering period using the Black-Scholes option-pricing model. The following assumptions were utilized to determine the fair value of the Company's ESPPs shares:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
Risk-free interest rate	0.15%	0.12%	0.18%
Expected life (years)	0.50	0.50	0.50
Expected volatility	51%	46%	45%
Expected dividend yield	—	—	—

The weighted-average fair value purchase price per share under the Company's ESPPs for purchase periods beginning in the years ended December 31, 2012, 2011 and 2010 was $1.75, $2.70 and $0.89, respectively. Cash proceeds from the issuance of shares under the Company's ESPPs were $11.0 million, $9.4 million and $7.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Common Stock Repurchase Program

Atmel's Board of Directors authorized an aggregate of $700.0 million of funding for the Company's stock repurchase program. The repurchase program does not have an expiration date, and the number of

shares repurchased and the timing of repurchases are based on the level of the Company's cash balances, general business and market conditions, regulatory requirements, and other factors, including alternative investment opportunities. As of December 31, 2012, $127.2 million remained available for repurchasing common stock under this program.

During the years ended December 31, 2012, 2011 and 2010, Atmel repurchased 22.7 million, 28.8 million and 11.7 million shares, respectively, of its common stock on the open market at an average repurchase price of $7.92, $10.57 and $7.59 per share, respectively, excluding commission, and subsequently retired those shares. Common stock and additional paid-in capital were reduced by $179.6 million, $304.2 million and $89.2 million, excluding commission, for the years ended December 31, 2012, 2011 and 2010, respectively, as a result of the stock repurchases.

Note 10 ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income is defined as a change in equity of a company during a period, from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income and comprehensive income for the Company arises from foreign currency translation adjustments, actuarial (loss) gain related to defined benefit pension plans and net unrealized (loss) gain on investments. The components of accumulated other comprehensive income at December 31, 2012 and 2011, net of tax, are as follows:

	December 31, 2012	December 31, 2011
	(In thousands)	
Foreign currency translation adjustments	$11,627	$7,725
Actuarial (loss) gain related to defined benefit pension plans	(5,066)	1,712
Net unrealized (loss) gain on investments	(149)	11
Total accumulated other comprehensive income	$ 6,412	$9,448

Note 11 COMMITMENTS AND CONTINGENCIES

Commitments

Leases

The Company leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options. The Company also leases certain manufacturing equipment and software rights under operating leases. Total rental expense for the years ended December 31, 2012, 2011 and 2010 was $25.0 million, $20.1 million and $19.7 million, respectively.

On August 30, 2011, the Company completed the sale of its former San Jose corporate headquarters and adjacent parcels of land for an aggregate sale price of $48.5 million.

On August 30, 2011, the Company entered into a ten year lease of approximately $52.6 million for its current headquarters located at 1600 Technology Drive in San Jose, California (the "Technology Drive Lease").

Aggregate non-cancelable future minimum rental payments under operating leases, including manufacturing equipment and software rights, are as follows:

Years Ending December 31:	Operating Leases
	(In thousands)
2013	$ 8,992
2014	8,990
2015	7,610
2016	7,377
2017	6,758
Thereafter	28,770
	$68,497

Indemnification

As is customary in the Company's industry, the Company's standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of the Company's products. From time to time, the Company will indemnify customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of the Company's products and services, usually up to a specified maximum amount. In addition, as permitted under state laws in the United States, the Company has entered into indemnification agreements with its officers and directors and certain employees, and the Company's bylaws permit the indemnification of the Company's agents. The estimated fair value of the liability is not material.

Purchase Commitments

At December 31, 2012, the Company, or its affiliates, had certain non-cancellable commitments which were not included on the consolidated balance sheets at that date. These include outstanding capital purchase commitments of approximately $13.8 million, wafer purchase commitments of approximately $27.1 million under a supply agreement with Telefunken Semiconductors International LLC ("Telefunken") and wafer purchase commitments of approximately $43.9 million under a supply agreement with LFoundry Rousset SAS ("LFoundry").

Contingencies

Legal Proceedings

The Company is party to various legal proceedings. Management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on its financial position, results of operations and statement of cash flows. If an unfavorable ruling were to occur in any of the legal proceedings described below or other legal proceedings that were not deemed material as of December 31, 2012, there exists the possibility of a material adverse effect on the Company's financial position, results of operations and cash flows. The Company has accrued for losses related to the litigation described below that it considers probable and for which the loss can be reasonably estimated. In the event that a probable loss cannot be reasonably estimated, it has not accrued for such losses. As the Company continues to monitor these matters or other matters that were not deemed material as of December 31, 2012, its determination could change, however, and we may decide, at some future date, to establish an appropriate reserve. With respect to each of the matters below, except where noted otherwise, management has determined a potential loss is not probable at this time and, accordingly, no amount has been accrued at December 31, 2012. Management makes a determination as to when a potential loss is reasonably possible based on relevant accounting literature and then includes appropriate disclosure of the

contingency. Except as otherwise noted, management does not believe that the amount of loss or a range of possible losses is reasonably estimable.

Infineon Litigation. On April 11, 2011, Infineon Technologies A.G. and Infineon Technologies North America Corporation (collectively, "Infineon") filed a patent infringement lawsuit against the Company in the United States District Court for the District of Delaware. Infineon alleges that the Company is infringing 11 Infineon patents and seeks a declaration that three of the Company's patents are either invalid or not infringed. On July 5, 2011, the Company answered Infineon's complaint, and filed counterclaims seeking a declaration that each of the 11 asserted Infineon patents is invalid and not infringed. The Company also counterclaimed for infringement of six of the Company's patents and breach of contract related to Infineon's breach of a confidentiality agreement. On July 29, 2011, Infineon answered these counterclaims and sought a declaration that the Company's patents were either invalid or not infringed. On March 13, 2012, the Company filed amended counterclaims that alleged Infineon's infringement of four additional Atmel patents. On March 31, 2012, Infineon answered these counterclaims and sought a declaration that the Company's newly asserted patents were either invalid or not infringed. On December 4, 2012, the Court issued its *Markman* ruling, in which it interpreted as a matter of law certain disputed terms in the asserted patent claims. On December 28, 2012, the Court granted the Company and Infineon's joint request to dismiss, without prejudice, four patents per side. The trial of these claims currently is scheduled to commence in early 2014, and the Company intends to prosecute its claims and defend vigorously against Infineon's claims.

From time to time, the Company is notified of claims that its products may infringe patents, or other intellectual property, issued to other parties. The Company periodically receives demands for indemnification from its customers with respect to intellectual property matters. The Company also periodically receives claims relating to the quality of its products, including claims for additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting defective products, costs for product recalls or other damages. Receipt of these claims and requests occurs in the ordinary course of the Company's business, and the Company responds based on the specific circumstances of each event. The Company undertakes an accrual for losses relating to those types of claims when it considers those losses "probable" and when a reasonable estimate of loss can be determined.

Other Contingencies

In October 2008, officials of the European Union Commission (the "Commission") conducted an inspection at the offices of one of the Company's French subsidiaries. The Company was informed that the Commission was seeking evidence of potential violations by Atmel or its subsidiaries of the European Union's competition laws in connection with the Commission's investigation of suppliers of integrated circuits for smart cards. On September 21, 2009 and October 27, 2009, the Commission requested additional information from the Company, and the Company responded to the Commission's requests. The Company continues to cooperate with the Commission's investigation and has not received any specific findings, monetary demand or judgment through the date of filing this Form 10-K. As a result, the Company has not recorded any provision in its financial statements related to this matter.

Product Warranties

The Company accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The Company's products are generally covered by a warranty typically ranging from 30 days to three years.

The following table summarizes the activity related to the product warranty liability for the years ended December 31, 2012, 2011 and 2010.

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(In thousands)	
Balance at beginning of period	$ 5,746	$ 4,019	$ 4,225
Accrual for warranties during the period, net of change in estimate	3,672	7,383	3,779
Actual costs incurred	(4,586)	(5,656)	(3,985)
Balance at end of period	$ 4,832	$ 5,746	$ 4,019

Product warranty liability is included in accrued and other liabilities on the consolidated balance sheets.

Guarantees

During the ordinary course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either the Company or its subsidiaries. The Company has not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, the Company believes it will not be required to make any payments under these guarantee arrangements.

Note 12 INCOME TAXES

The components of income before income taxes were as follows:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(In thousands)	
U.S.	$(19,956)	$125,905	$102,590
Foreign	62,194	255,285	13,762
Income before income taxes	$ 42,238	$381,190	$116,352

The provision for (benefit from) income taxes consists of the following:

		Years Ended		
		December 31, 2012	December 31, 2011	December 31, 2010
			(In thousands)	
Federal	Current	$10,378	$ 2,454	$(142,191)
	Deferred	4,501	5,982	(88,291)
State	Current	(5)	172	58
	Deferred	(494)	(2,064)	(20,041)
Foreign	Current	3,757	18,979	8,495
	Deferred	(6,344)	40,677	(64,753)
Provision for (benefit from) income taxes		$11,793	$66,200	$(306,723)

The Company's effective tax rate differs from the U.S. Federal statutory income tax rate as follows:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
U.S. Federal statutory income tax rate	35.00%	35.00%	35.00%
State tax	(0.23)	0.22	0.65
Effect of foreign operations	(2.55)	(15.52)	(40.37)
Recognition of tax credits	(10.04)	(2.95)	(56.22)
Net operating loss and future deductions not currently benefited	—	—	27.82
Change of valuation allowance	1.04	(0.09)	(100.33)
Audit settlements and IRS refunds	—	0.20	(129.42)
Other, net(1)	4.70	0.51	(0.75)
Effective tax provision rate	27.92%	17.37%	(263.62)%

(1) Included in Other, net, are adjustments related to return to provision true-up, unrecognized tax benefit ("UTB"), withholding taxes and non-deductible stock compensation.

For the years ended December 31, 2012 and 2011, the significant components of the tax provision were from operations in jurisdictions with operating profits. The Company's effective tax rate for the years ended December 31, 2012 and 2011 was lower than the statutory federal income tax rate of 35%, primarily due to income recognized in lower tax rate jurisdictions and the recognition of foreign R&D credits.

For the year ended December 31, 2010, the significant components of the tax benefit were the favorable settlement of the IRS tax audit, the release of valuation allowances attributable to deferred tax assets, and the recognition of certain U.S. foreign tax credits and foreign R&D credits.

Deferred income taxes

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2012	December 31, 2011
	(In thousands)	
Deferred income tax assets:		
Net operating losses	$ 53,500	$ 33,324
Research and development, foreign tax and other tax credits	55,051	45,327
Accrued liabilities	31,519	33,124
Fixed assets	42,711	42,501
Intangible assets	8,331	12,356
Deferred income	5,007	8,391
Stock-based compensation	9,084	6,830
Unrealized foreign exchange translation	4,801	4,651
Other	4,878	4,832
Total deferred income tax assets	214,882	191,336
Deferred income tax liabilities:		
Fixed assets	(55)	(57)
Deferred income	(846)	(693)
Unremitted earnings of foreign subsidiaries	(2,548)	(5,075)
Foreign losses subject to recapture	(14,837)	(15,170)
Other	(267)	—
Total deferred tax liabilities	(18,553)	(20,995)
Less valuation allowance	(41,271)	(38,742)
Net deferred income tax assets	$155,058	$131,599
Reported as:		
Current deferred tax assets(1)	$ 53,105	$ 10,239
Current deferred tax liabilities(2)	(304)	—
Non-current deferred tax assets(3)	102,315	121,417
Non-current deferred tax liabilities(4)	(58)	(57)
Net deferred income tax assets	$155,058	$131,599

(1) Included within Prepaids and other current assets on the consolidated balance sheets and short-term tax attributes.

(2) Included within Accrued and other liabilities on the consolidated balance sheets.

(3) Included within Other assets on the consolidated balance sheets and long-term tax attributes.

(4) Included within Other long-term liabilities on the consolidated balance sheets.

Similar to the Company's position during the fourth quarter of 2011, it concluded that it was more likely than not that it would be able to realize the benefit of a significant portion of its deferred tax assets in the future, except certain assets related to state and some foreign net operating losses and state tax credits, including R&D credit carry forwards. As a result, the Company continues to provide a full valuation allowance on the deferred tax assets relating to those items for year ended December 31, 2012.

As a result of certain realization requirements of the accounting standard for stock-based compensation, the table of deferred tax assets and liabilities shown above does not include deferred tax

assets that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. The Company uses the "with and without" method to determine the order in which tax attributes are utilized. The Company only recognizes excess tax benefits from stock-based awards in additional paid-in capital if an incremental tax benefit is realized from a reduction in taxes payable, after all other tax attributes currently available to the Company have been utilized. In addition, the Company accounts for the indirect effects of stock-based awards on other tax attributes, such as research tax credits, through the consolidated statements of operations. The tax benefit realized from stock options exercised during 2012 was $1.3 million.

As of December 31, 2012, income taxes were provided on the undistributed earnings in Atmel Automotive, Atmel Rousset, Atmel Nantes, Atmel BV, Atmel Switzerland, and Atmel SARL. In determining the tax liability, the Company has accounted for potential gross-up of foreign taxes and expected foreign tax credits determined on the basis of U.S. tax rules governing earnings and profits computations in these jurisdictions. The Company continues to assert indefinite re-investment with respect to the earnings and profits of its other foreign subsidiaries (other than earnings subject to current U.S. tax under subpart F or Section 956 of the Internal Revenue Code) amounting to approximately $389.6 million as it is currently the Company's intention to reinvest these earnings indefinitely in operations outside the U.S. The Company estimates that its U.S. cash needs will be met from its prospective business operations and it will not need to repatriate cash (earnings) from its foreign jurisdictions to the US.

The Company's tax attribute carry forwards as of December 31, 2012 consist of the following:

Tax Attribute	December 31, 2012	Nature of Expiration
	(In thousands)	
Foreign net operating loss carry forwards	$164,491	beginning of 2013
State net operating loss carry forwards	502,349	2013 - 2032
Federal R&D credits, net of those related to stock option deductions	5,126	beginning of 2020
Federal R&D credits related to stock option deductions	29,314	beginning of 2020
State R&D credits	14,817	indefinite
Foreign tax credits	43,973	beginning of 2020
State investment tax credits	8,255	beginning of 2013
Foreign R&D credits	32,203	refundable

The Company believes it may not be able to utilize portions of the net operating loss carry forwards in non-U.S. jurisdictions before they expire, starting in 2013.

Unrecognized tax benefits

The Company recognizes uncertain tax positions only to the extent that management believes that it is more-likely-than-not that the position will be sustained. The reconciliation of the beginning and ending amount of gross UTB is as follows:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(In thousands)	
Balance at January 1	$67,967	$63,593	$ 182,552
Tax Positions Related to Current Year:			
Additions	10,270	8,794	35,810
Tax Positions Related to Prior Years:			
Additions	793	—	—
Reductions	(1,877)	(568)	(34)
Lapse of Statute of Limitation	(4,314)	(1,672)	(2,239)
Settlements	(147)	(2,180)	(152,496)
Balance at December 31	$72,692	$67,967	$ 63,593

Included in the UTBs at December 31, 2012, 2011 and 2010, are $27.2 million, $25.2 million and $24.7 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2012, 2011 and 2010, are $45.5 million, $42.8 million and $38.9 million, respectively, of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred tax assets.

The table above includes unrecognized tax benefits associated with the refundable foreign R&D credits, including additions due to positions taken in the current year and reductions for the completion of income tax audits or expiration of the related statute of limitations.

Increases or decreases in unrecognizable tax benefits could occur over the next twelve months due to tax law changes, unrecognized tax benefits established in the normal course of business, or the conclusion of ongoing tax audits in various jurisdictions around the world. The Company believes that before December 31, 2013, it is reasonably possible that either certain audits will conclude or the statutes of limitations relating to certain income tax examination periods will expire, or both. As such, after the Company reaches settlement with the tax authorities, the Company expects to record a corresponding adjustment to its unrecognized tax benefits. Given the uncertainty as to settlement terms, the timing of payments and the impact of such settlements on other uncertain tax positions, the range of estimated potential decreases in underlying uncertain tax positions is between $0 and $10.0 million in the next twelve months.

The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. The Company regularly assesses its tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which the Company does business.

Income tax audits

The Company files U.S., state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2001 through 2012 tax years generally remain subject to examination by federal and most state tax authorities. For significant foreign jurisdictions, the 2001 through 2012 tax years generally remain subject to examination by their respective tax authorities.

Currently, the Company has tax audits in progress in various other foreign jurisdictions. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations. While the Company believes that the resolution of these audits will not have a material adverse impact on the Company's results of operations, the outcome is subject to uncertainty.

The Company's policy is to recognize interest and/or penalties related to income tax matters in its income tax provision. In the years ended December 31, 2012, 2011 and 2010, the Company recognized expense (credits) related to interest and penalties in the consolidated statements of operations of $0.4 million, $0.5 million and $(45.8) million, respectively. The total amount of interest and penalties accrued on the consolidated balance sheets as of December 31, 2012 and 2011 was $1.8 million and $1.4 million, respectively.

Note 13 PENSION PLANS

The Company sponsors defined benefit pension plans that cover substantially all of its French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are unfunded. Pension liabilities and charges are based upon various assumptions, updated annually, including discount rates, future salary increases, employee turnover, and mortality rates.

The Company's French pension plan provides for termination benefits paid to covered French employees only at retirement, and consists of approximately one to five months of salary. The Company's German pension plan provides for defined benefit payouts for covered German employees following retirement.

The aggregate net pension expense relating to these two plans are as follows:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(In thousands)	
Service costs	$1,290	$1,289	$1,577
Interest cost	1,447	1,326	1,568
Amortization of actuarial (gain) loss	(55)	67	(49)
Settlement and other related (gains) losses	(12)	(726)	1,149
Net pension period cost	$2,670	$1,956	$4,245

Settlement and other related gains for the years ended December 31, 2012 were insignificant. Settlement and and other related gains of $0.7 million for the year ended December 31, 2011 related to restructuring activity in the Company's Rousset, France operations initiated in the second quarter of 2010. Settlement and other related losses of $1.1 million for the year ended December 31, 2010 consisted of $0.9 million related to the sale of the Company's manufacturing operations in Rousset, France which was recorded as a charge to cost of revenue and $0.2 million related to the Company's sale of its Secure Microcontroller Solutions business which was recorded as a charge to research and development expenses in the consolidated statements of operations.

The change in projected benefit obligation during the years ended December 31, 2012 and 2011 and the accumulated benefit obligation at December 31, 2012 and 2011, were as follows:

	December 31, 2012	December 31, 2011
	(In thousands)	
Projected benefit obligation at beginning of the year	$29,751	$26,898
Service costs	1,290	1,289
Interest costs	1,447	1,326
Transfer of obligation upon sale	—	(91)
Settlement	(12)	(726)
Amendments and plan transfers	—	422
Actuarial loss	9,196	199
Benefits paid	(360)	(182)
Foreign currency exchange rate changes	(691)	616
Projected benefit obligation at end of the year	$40,621	$29,751
Accumulated benefit obligation at end of the year	$34,216	$24,069

As the defined benefit plans are unfunded, the liability recognized on the consolidated balance sheets as of December 31, 2012 was $40.6 million, of which $0.5 million is included in accrued and other liabilities and $40.1 million million is included in other long-term liabilities. The liability recognized on the consolidated balance sheets as of December 31, 2011 was $29.8 million, of which $0.5 million is included in accrued and other liabilities and $29.3 million is included in other long-term liabilities.

Actuarial assumptions used to determine benefit obligations for the plans were as follows:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
Assumed discount rate	2.7 - 3.9%	4.6 - 5.3%	4.7 - 5.0%
Assumed compensation rate of increase	2.4 - 3.0%	2.5 - 3.0%	2.1 - 4.0%

The discount rate is based on the quarterly average yield for Euros treasuries with a duration of 30 years, plus a supplement for corporate bonds (Euros, AA rating).

Future estimated expected benefit payments over the next 10 years are as follows:

Years Ending December 31:	(In thousands)
2013	$ 544
2014	535
2015	596
2016	1,143
2017	1,003
2018 through 2022	9,465
	$13,286

The Company's pension liability represents the present value of estimated future benefits to be paid.

With respect to the Company's unfunded pension plans in Europe, for the year ended December 31, 2012, a change in assumed discount rate and compensation rate used to calculate the present value of pension obligation resulted in an increase in pension liability of $6.8 million, which was charged to accumulated other comprehensive income in stockholders' equity.

The Company's net pension period cost for 2013 is expected to be approximately $3.4 million. Cash funding for benefits paid was $0.4 million for the year ended December 31, 2012. The Company expects total contribution to these plans to be approximately $0.5 million in 2013.

Amounts recognized in accumulated other comprehensive income consist of net actuarial loss of $5.1 million and an actuarial gain of $1.7 million at December 31, 2012 and 2011, respectively. Net actuarial gains expected to be minimal and will be recognized as a component of net periodic pension benefit cost during 2013, which is included in accumulated other comprehensive income in the consolidated statement of shareholders' equity and comprehensive income as of December 31, 2012.

Note 14 OPERATING AND GEOGRAPHICAL SEGMENTS

The Company designs, develops, manufactures and sells semiconductor integrated circuit products. The Company's segments represent management's view of the Company's businesses and how it allocates Company resources and measures performance of its major components. Each segment consists of product families with similar requirements for design, development and marketing. Each segment requires different design, development and marketing resources to produce and sell products. Atmel's four operating and reportable segments are as follows:

- *Microcontrollers.* This segment includes Atmel's capacitive touch products, including maXTouch and QTouch, AVR 8-bit and 32-bit products, ARM based products, Atmel's 8051 8-bit products, and designated commercial wireless products, including low power radio and SOC products that meet Zigbee and Wi-Fi specifications. XSense related products are also included as part of this segment.
- *Nonvolatile Memories.* This segment includes serial interface electrically erasable programmable read-only memory ("SEEPROM"), electrically erasable programmable read-only ("EEPROM") and erasable programmable read-only memory ("EPROM") devices. This segment also includes products with military and aerospace applications. In the third quarter of 2012, the Company sold its serial flash product line.
- *Radio Frequency ("RF") and Automotive.* This segment includes automotive electronics, wireless and wired devices for industrial, consumer and automotive applications and foundry services.
- *Application Specific Integrated Circuit ("ASIC").* This segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices, including products that provide hardware security for embedded digital systems, products with military and aerospace applications and application specific standard products for space applications, power management and secure cryptographic memory products.

The Company evaluates segment performance based on revenue and income or loss from operations excluding acquisition-related charges, restructuring charges, asset impairment charges, impairment on receivables from foundry supplier, credit from reserved grant income and gain on sale of assets. Interest and other (expense) income, net, foreign exchange gains and losses and income taxes are not measured by operating segment. Because the Company's segments reflect the manner in which management reviews its business, they necessarily involve subjective judgments that management believes are reasonable in light of the circumstances under which they are made. These judgments may change over time or may be modified to reflect new facts or circumstances. Segments may also be changed or modified to reflect products, technologies or applications that are newly created, or that change over time, or other business conditions that evolve, each of which may result in reassessing specific segments and the elements included within each of those segments.

Segments are defined by the products they design and sell. They do not make sales to each other. The Company's net revenue and segment income (loss) from operations for each reportable segment for the years ended December 31, 2012, 2011 and 2010 are as follows:

Information about Reportable Segments

	Micro-Controllers	Nonvolatile Memories	RF and Automotive	ASIC	Total
			(In thousands)		
Year ended December 31, 2012					
Net revenue from external customers	$ 892,839	$170,736	$174,237	$194,298	$1,432,110
Segment income (loss) from operations	22,994	21,057	(12,004)	42,496	$ 74,543
Year ended December 31, 2011					
Net revenue from external customers	$1,113,579	$255,683	$202,013	$231,778	$1,803,053
Segment income from operations	235,478	55,721	16,962	64,009	$ 372,170
Year ended December 31, 2010					
Net revenue from external customers	892,301	277,179	188,090	286,490	$1,644,060
Segment income from operations	$ 158,888	$ 39,839	$ 14,341	$ 13,008	$ 226,076

The Company's primary products are semiconductor integrated circuits, which it has concluded constitutes a group of similar products. Therefore, it is impracticable to differentiate the revenues from external customers for each product sold. The Company does not allocate assets by segment, as management does not use asset information to measure or evaluate a segment's performance.

Reconciliation of Segment Information to Consolidated Statements of Operations

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
		(In thousands)	
Total segment income from operations	$ 74,543	$372,170	$226,076
Unallocated amounts:			
Acquisition-related charges	(7,388)	(5,408)	(1,600)
Restructuring charges	(23,986)	(20,064)	(5,253)
Impairment of receivables due from foundry supplier	(6,495)	—	—
Asset Impairment Charges	—	—	(11,922)
Credit from reserved grant income	10,689	—	—
Gain (loss) on sale of assets	—	35,310	(99,767)
Consolidated income from operations	$ 47,363	$382,008	$107,534

Geographic sources of revenue were as follows:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
	(In thousands)		
United States	$ 189,699	$ 249,887	$ 260,091
Germany	175,930	237,777	207,305
France	28,343	31,231	55,107
Japan	51,141	57,376	46,671
China, including Hong Kong	451,642	531,561	489,480
Singapore	41,637	42,982	42,819
South Korea	178,547	223,967	143,213
Taiwan	67,806	135,650	115,559
Rest of Asia-Pacific	72,128	71,048	70,958
Rest of Europe	149,104	193,558	177,274
Rest of the World	26,133	28,016	35,583
Total net revenue	$1,432,110	$1,803,053	$1,644,060

Net revenue is attributed to regions based on ship-to locations.

The Company had two customers that accounted for 12% and 10%, respectively, of net revenue in the year ended December 31, 2012. No single customer accounted for more than 10% of net revenue in any of the years ended December 31, 2011 and 2010. Two distributors accounted for 14% and 12% of accounts receivable at December 31, 2012 and one customer accounted for 10% of accounts receivable at December 31, 2012. Two distributors accounted for 15% and 14%, respectively, of accounts receivable at December 31, 2011.

Physical locations of tangible long-lived assets as of December 31, 2012 and 2011 were as follows:

	December 31, 2012	December 31, 2011
	(In thousands)	
United States	$ 85,044	$ 81,777
Philippines	61,594	71,332
Germany	17,602	20,681
France	28,000	30,277
Rest of Asia-Pacific	38,842	59,906
Rest of Europe	9,547	10,534
Total	$240,629	$274,507

Excluded from the table above are auction-rate securities of $1.1 million and $2.3 million at December 31, 2012 and 2011, respectively, which are included in other assets on the consolidated balance sheets. Also excluded from the table above as of December 31, 2012 and 2011 are goodwill of $104.4 million and $67.7 million, respectively, intangible assets, net of $27.3 million and $20.6 million, respectively, and deferred income tax assets of $102.3 million and $121.4 million, respectively.

Note 15 SALE OF ASSETS

(Gain) Loss on Sale of Assets

	Years Ended	
	December 31, 2011	December 31, 2010
	(in thousands)	
San Jose Corporate Headquarters	$(33,428)	$ —
Secure Microcontroller Solutions	—	5,715
Rousset, France	—	94,052
Dream, France	(1,882)	—
Total (gain) loss on sale of assets	$(35,310)	$99,767

Serial Flash Product Line

On September 28, 2012, the Company completed the sale of its serial flash product line. Under the terms of the sale agreement, the Company transferred assets to the buyer, who assumed certain liabilities, in return for cash consideration of $25.0 million. As part of the sale transactions, the Company has also granted the buyer an exclusive option to purchase the Company's remaining $7.0 million of serial flash inventory, of which the buyer has purchased $1.9 million as of December 31, 2012. The Company has, therefore, classified the remaining $5.1 million of serial flash inventory as assets held-for-sale, which are presented as part of other current assets on the Company's consolidated balance sheets at December 31, 2012. The Company has recorded a deferred gain of $4.4 million, which is presented as part of accrued liabilities on the Company's consolidated balance sheets as of December 31, 2012.

Sale of Former San Jose Corporate Headquarters

On August 30, 2011, the Company completed the sale of its former San Jose corporate headquarters and adjacent parcels of land for an aggregate sale price of $48.5 million. The net book value of the properties sold was approximately $12.3 million on the closing date and the Company recorded a gain of $33.4 million in the year ended December 31, 2011, which is summarized below:

	(In thousands)
Sales price	$(48,500)
Net book value of assets transferred	12,262
Transaction related costs	2,810
Gain on sale of assets	$(33,428)

DREAM

On February 15, 2011, the Company sold its DREAM business, including its French subsidiary, Digital Research in Electronics, Acoustics and Music SAS (DREAM), which sold custom-designed ASIC chips for karaoke and other entertainment machines, for $2.3 million. The Company recorded a gain of $1.9 million, which is reflected in gain on sale of assets in the consolidated statements of operations.

Secure Microcontroller Solutions

On September 30, 2010, the Company completed the sale of its SMS business to INSIDE Contactless S.A. ("INSIDE"). Under the terms of the sale agreement, the Company transferred certain assets and employee liabilities to INSIDE in return for cash consideration of $37.0 million, subject to a working capital adjustment. Cash proceeds of $5.0 million were deposited in escrow by INSIDE to secure the payment of potential post-sale losses and was subsequently released to the Company during the first

half of 2012. The Company also entered into other ancillary agreements, including technology licensing and transition services for certain supply arrangements, testing, and engineering services. The Company recorded a loss on sale of $5.7 million, which is summarized below:

	(In thousands)
Sales consideration	$(37,000)
Net assets transferred, including working capital	32,420
Release of currency translation adjustment	2,412
Selling costs	3,882
Other related costs	4,001
Loss on sale of assets	$ 5,715

In connection with the sale, the Company transferred net assets totaling $32.4 million to INSIDE.

The Company's subsidiary, Atmel Smart Card ICs Limited, which owned the Company's East Kilbride, UK facility, was included in the assets transferred to INSIDE, resulting in the complete liquidation of the Company's investment in this foreign entity and, as a result, the Company recorded a charge of $2.4 million as a component of loss on sale related to the currency translation adjustment balance that was previously recorded within stockholders' equity.

As part of the SMS sale, the Company incurred direct and incremental selling costs of $3.9 million, which represented broker commissions and legal fees. The Company also incurred a transfer fee of $1.3 million related to transferring a royalty agreement to INSIDE. These costs provided no benefit to the Company, and would not have been incurred if the Company were not selling the SMS business unit. Therefore, the direct and incremental costs associated with these services were recorded as part of the loss on sale. Atmel incurred other costs related to the sale of $2.7 million, which included performance based bonuses of $0.5 million for certain employees (no executive officers were included), related to the completion of the sale.

In connection with the SMS sale, Atmel and INSIDE entered into an escrow agreement, under which $5.0 million of the sales price was deposited into escrow for a period of twenty months from the date of sale to secure potential losses. Upon termination of the escrow period, the escrow, less any validated and paid or outstanding claims for losses, will be released to Atmel. The escrow amount is not considered contingent consideration and, therefore, is included in the loss on sale recognized for the year ended December 31, 2010. The full amount of the escrow was released in the first half of 2012.

INSIDE entered into a three year supply agreement to source wafers from the fabrication facility in Rousset, France that the Company sold to LFoundry in the second quarter of 2010. Wafers purchased by INSIDE from LFoundry's affiliate, LFoundry Rousset, will reduce the Company's future commitment under its manufacturing services agreement with LFoundry Rousset.

The SMS sale also provides INSIDE a royalty based, non-exclusive license to certain business related intellectual property in order to support the current SMS business and future product development.

In connection with the SMS sale, the Company participated in INSIDE's preferred stock offering and invested $3.9 million in INSIDE. This represented an approximate 3% ownership interest in INSIDE at the time of the investment. This equity investment does not provide the Company with any decision making rights that are significant to the economic performance of INSIDE and the Company is shielded from economic losses and do not participate fully in INSIDE's residual economics. INSIDE susbsequently went public during 2012 and the Company has classified this as an equity investment included as part of short term investments on the balance sheet.

The sale of the SMS business unit did not qualify as discontinued operations as it did not meet the requirement to be considered a component of an entity.

Rousset, France

On June 23, 2010, the Company closed the sale of its manufacturing operations in Rousset, France to LFoundry. Under the terms of the agreement, the Company transferred manufacturing assets and related liabilities valued at $61.6 million to the buyer in return for nominal cash consideration. In connection with the sale, the Company entered into certain other ancillary agreements, including a Manufacturing Services Agreement ("MSA") under which a subsidiary of the Company agreed to purchase wafers for four years following the closing on a "take-or-pay" basis. Upon closing of this transaction, the Company recorded a loss on sale of $94.1 million, which is summarized in the following table:

	(In thousands)
Net assets transferred	$ 61,646
Fair value of Manufacturing Services Agreement	92,417
Currency translation adjustment	(97,367)
Severance cost liability	27,840
Transition services	4,746
Selling costs	3,173
Other related costs	1,597
Loss on Sale of Assets	$ 94,052

As future and historical wafer purchases under the MSA were negotiated at pricing above their fair value, an affiliate of the Company recorded a liability in conjunction with the sale, representing the present value of the unfavorable purchase commitment. To determine the liability, current market prices for wafers from unaffiliated, well-known third party foundries were obtained, taking into consideration minimum volume requirements as specified in the contract, process technology, industry pricing trends and other factors. The difference between the contract prices and the market prices over the term of the agreement totaled $103.7 million as of June 30, 2010. The present value of this liability totaled $92.4 million (discount rate of 7%) and is included in loss on sale of assets in the consolidated statements of operations. The discount rate was determined based on publicly-traded debt for companies comparable to the Company. The present value of the liability is reduced over the term of the MSA as the wafers are purchased and the present value discount of $11.2 million is being recognized as interest expense over the same term. The MSA liability was reduced by $34.5 million, $31.9 million and $14.9 million for wafers purchased in the years ended December 31, 2012, 2011 and 2010, respectively. The amount for the year ended December 31, 2012 included $3.3 million related to the impact of modification of the agreement in the second quarter 2012. The Company recorded $2.3 million, $4.5 million and $2.9 million in interest expense relating to the MSA in the years ended December 31, 2012, 2011 and 2010, respectively.

The sale of the Rousset, France manufacturing operations resulted in the substantial liquidation of the Company's investment in its European manufacturing facilities, and accordingly, the Company recorded a gain of $97.4 million related to currency translation adjustments that was previously recorded within stockholders' equity, as the Company concluded, based on guidance related to foreign currency, that it should similarly release all remaining related currency translation adjustments.

As part of the sale, the Company agreed to reimburse LFoundry for specified severance costs expected to be incurred subsequent to the sale. The Company entered into an escrow agreement in which the Company agreed to remit funds to LFoundry for the required benefits and payments to those employees who are determined to be part of the approved departure plan. The Company recorded a liability of $27.8 million as a component of the loss on sale. This amount was paid to the escrow account in the first quarter of 2011.

As part of the sale of the manufacturing operations, the Company incurred $4.7 million in software/ hardware and consulting costs to set up a separate, independent IT infrastructure for LFoundry. These costs were incurred to facilitate, and as a condition of, the sale to LFoundry; the IT infrastructure provided

no benefit to the Company and the costs related to those efforts would not have been incurred if the Company were not selling the manufacturing operations. Therefore, the direct and incremental consulting costs associated with these services were recorded as part of the loss on sale. The Company also incurred $1.6 million of other costs related to the sale, including performance-based bonuses of $0.5 million for non-executive Company employees responsible for assisting in the completion of the sale to LFoundry.

The Company also incurred direct and incremental consulting costs of $3.2 million, which represented broker commissions and legal fees associated with the sale to LFoundry.

The Company has retained a single share ownership interest in the entity that acquired the manufacturing operations (the "entity") sold to LFoundry. This minority equity interest provides limited protective rights to the Company, but no decision-making rights that are significant to the economic performance of the entity. The Company is an equity holder that is shielded from economic losses and does not participate in the entity's residual economics; accordingly, the Company has concluded that its interest in the entity is an interest in a VIE. In determining whether the Company is the primary beneficiary of LFoundry, it identified LFoundry's significant activities and the parties that have the power to direct them, determined LFoundry's equity, profit and loss participation, and reviewed LFoundry's funding and operating agreements. Based on the above factors, the Company determined that it is not the primary beneficiary of LFoundry and hence does not consolidate LFoundry in its financial statements. The Company's maximum exposure related to LFoundry is not expected to be significantly in excess of the amounts recorded and it does not intend to provide any other support to LFoundry, financial or otherwise.

Asset Impairment Charges

The Company assesses the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. The Company classifies long-lived assets to be disposed of other than by sale as held and used until they are disposed, including assets not available for immediate sale in their present condition. The Company reports assets to be disposed of by sale as held for sale and recognizes those assets and liabilities on the consolidated balance sheets at the lower of carrying amount or fair value, less cost to sell. Assets classified as held for sale are not depreciated.

Property and equipment previously included in the disposal group and reclassified to held and used in December 2009 totaled $110.4 million. In connection with this reclassification, the Company assessed the fair value of the property and the equipment to be retained and concluded that the fair value of the property was lower than its carrying value less depreciation expense that would have been recognized had the asset (disposal group) been continuously classified as held and used. As a result, the Company recorded an impairment charge in 2009. For the year ended December 31, 2010, the Company determined that certain assets should instead remain with the Company. As a result, the Company reclassified property and equipment to held and used in the quarter ended June 30, 2010. In connection with this reclassification, the Company assessed the fair value of these assets to be retained and concluded that the fair value of the assets was lower than its carrying value less depreciation expense that would have been recognized had the assets been continuously classified as held and used. As a result, the Company recorded additional asset impairment charges of $11.9 million in the second quarter of 2010.

Note 16 RESTRUCTURING CHARGES

The following table summarizes the activity related to the accrual for restructuring charges detailed by event for the years ended December 31, 2012, 2011 and 2010.

	Q3'08	Q2'10	Q2'12	Q4'12	Total 2012 Activity
			(In thousands)		
January 1, 2012	$ 301	$ 1,846	$ —	$ —	$ 2,147
Charges — Employee termination costs, net of change in estimate	—	924	11,724	10,843	23,491
Charges — Other	—	—	—	495	495
Payments — Employee termination costs	(301)	(1,902)	(4,486)	(2,973)	(9,662)
Foreign exchange (gain) loss	—	(429)	180	—	(249)
December 31, 2012	$ —	$ 439	$ 7,418	$ 8,365	$ 16,222

	Q3'02	Q2'08	Q3'08	Q1'09	Q2'10	Total 2011 Activity
			(In thousands)			
January 1, 2011	$ 1,592	$ 3	$ 460	$ 136	$ 1,286	$ 3,477
Charges (credits) — Employee termination costs, net of change in estimate	—	(3)	—	—	21,659	21,656
Credit — Other	(1,592)	—	—	—	—	(1,592)
Payments — Employee termination costs	—	—	—	—	(21,461)	(21,461)
Payments — Other	—	—	—	(136)	—	(136)
Currency Translation Adjustment	—	—	15	—	1,165	1,180
Foreign exchange gain	—	—	(174)	—	(803)	(977)
December 31, 2011	$ —	$ —	$ 301	$ —	$ 1,846	$ 2,147

	Q3'02	Q2'08	Q3'08	Q1'09	Q2'10	Total 2010 Activity
			(In thousands)			
January 1, 2010	$ 1,592	$ 4	$ 557	$ 318	$ —	$ 2,471
Charges — Employee termination costs, net of change in estimate	—	—	—	986	4,267	5,253
Payments — Employee termination costs	—	—	(44)	(954)	(2,965)	(3,963)
Payments — Other	—	—	—	(182)	—	(182)
Currency Translation Adjustment	—	(1)	(53)	(32)	(16)	(102)
December 31, 2010	$ 1,592	$ 3	$ 460	$ 136	$ 1,286	$ 3,477

2012 Restructuring Charges

For the year ended December 31, 2012, the Company recorded restructuring charges of $23.5 million related to workforce reductions. The Company also recorded restructuring charges of $0.5 million related to the termination of leases that were no longer required after we reduced our workforce. Employee severance costs were recorded in accordance with the accounting standard related to costs associated with exit or disposal activities. The Company paid $9.7 million related to employee termination costs for the

year ended December 31, 2012. The Company expects to pay the remaining amount accrued over the course of the next twelve months.

2011 Restructuring Charges

For the year ended December 31, 2011, the Company implemented cost reduction actions, primarily targeting a reduction of labor costs. The Company incurred restructuring charges of $21.7 million for the year ended December 31, 2011 related to severance costs resulting from involuntary termination of employees. Employee severance costs were recorded in accordance with the accounting standard related to costs associated with exit or disposal activities. The Company recorded a restructuring credit of $1.6 million for the year ended December 31, 2011 related to resolution of a litigation matter. The Company paid $21.5 million related to employee termination costs for the year ended December 31, 2011.

2010 Restructuring Charges

For the year ended December 31, 2010, the Company incurred restructuring charges of $5.3 million related to severance costs resulting from involuntary termination of employees. Employee severance costs were recorded in accordance with the accounting standard related to costs associated with exit or disposal activities. The Company paid $4.0 million related to employee termination costs for the year ended December 31, 2010. The Company expects to pay the remaining amount over the course of the next twelve months.

Note 17 LOSS FROM EUROPEAN FOUNDRY ARRANGEMENTS

In December 2009, a subsidiary entered into a take-or-pay agreement to purchase wafers from a European foundry that had acquired one of its former European manufacturing operations. In connection with the anticipated expiration of this agreement, the Company has notified customers, in the fourth quarter of 2012, of its end-of-life process and requested that customers provide to the Company last-time-buy orders. To the extent that the Company believes it has excess wafers that remain after satisfying anticipated customer demand, the Company estimated a probable loss for those excess wafers, which was approximately $10.6 million. The Company, therefore, recorded a charge in that amount to cost of revenue in the consolidated statements of operations for the year ended December 31, 2012.

In June 2010, in connection with the sale of one of the Company's former European manufacturing operations, the Company leased facilities to the acquirer of those operations and have charged that acquirer rent and other occupancy costs. In the fourth quarter of 2012, the Company recorded a loss of $6.5 million on receivables from that tenant based on financial and other circumstances affecting the collectibility of those receivables, which is reflected under the caption of impairment of receivables from foundry supplier in the consolidated statements of operations for the year ended December 31, 2012.

Note 18 NET INCOME PER SHARE

Basic net income per share is calculated by using the weighted-average number of common shares outstanding during that period. Diluted net income per share is calculated giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options and vesting of restricted stock units for all periods and accrued issuance of shares under employee stock purchase plans.

A reconciliation of the numerator and denominator of basic and diluted net income per share is as follows:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
	(In thousands, except per share data)		
Net income	$ 30,445	$314,990	$423,075
Weighted-average shares — basic	433,017	455,629	458,482
Dilutive effect of incremental shares and share equivalents	4,565	7,044	11,098
Weighted-average shares — diluted	437,582	462,673	469,580
Net income per share:			
Basic			
Net income per share — basic	$ 0.07	$ 0.69	$ 0.92
Diluted			
Net income per share — diluted	$ 0.07	$ 0.68	$ 0.90

The following table summarizes securities which were not included in the "Weighted-average shares — diluted" used for calculation of diluted net income per share, as their effect would have been anti-dilutive:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
	(In thousands)		
Employee stock options and restricted stock units outstanding	4,718	1,977	2,095

Note 19 INTEREST AND OTHER (EXPENSE) INCOME, NET

Interest and other (expense) income, net, are summarized in the following table:

	Years Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
	(in thousands)		
Interest and other (expense) income	$(1,358)	$ 177	$ 3,154
Interest expense	(4,130)	(7,028)	(7,535)
Foreign exchange transaction gains	363	6,033	13,199
Total	$(5,125)	$ (818)	$ 8,818

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders Atmel Corporation:

We have audited the accompanying consolidated balance sheet of Atmel Corporation and subsidiaries (the Company) as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts as set forth under Item 15(a)(2). We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting* appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements, financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atmel Corporation and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Atmel Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
Santa Clara, California
February 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Atmel Corporation:

In our opinion, the consolidated balance sheet as of December 31, 2011 and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2011 present fairly, in all material respects, the financial position of Atmel Corporation and its subsidiaries (the "Company") at December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) for each of the two years in the period ended December 31, 2011 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
San Jose, California
February 28, 2012

Schedule II

ATMEL CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2012, 2011 and 2010

	Balance at Beginning of Year	Changes to Expense	Deductions-Write-offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts receivable:				
Year ended December 31, 2012	$ 11,833	$ (18)	$(810)	$11,005
Year ended December 31, 2011	$ 11,847	$ (14)	$ —	$11,833
Year ended December 31, 2010	$ 11,930	$ (76)	$ (7)	$11,847
Valuation/Allowance for deferred tax assets:				
Year ended December 31, 2012	$ 38,742	$ 2,935	$(406)	$41,271
Year ended December 31, 2011	$ 85,755	$ (47,013)	$ —	$38,742
Year ended December 31, 2010	$197,407	$(111,652)(1)	$ —	$85,755

(1) Includes a tax benefit of $116.7 million attributable to the release of valuation allowances, as disclosed in Note 12 of the consolidated financial statements.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following tables set forth a summary of the Company's quarterly financial information for each of the four quarters for the years ended December 31, 2012 and 2011:

Year Ended December 31, 2012(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net revenue	$357,837	$368,200	$360,990	$345,083
Gross profit	152,367	161,887	155,526	131,539
Net income (loss)	$ 20,387	$ 754	$ 21,636	$(12,332)
Basic net income per share:				
Net income (loss) per share	$ 0.05	$ 0.00	$ 0.05	$ (0.03)
Weighted-average shares used in basic net income (loss) per share calculations	440,265	433,616	430,845	429,312
Diluted net income per share:				
Net income (loss) per share	$ 0.05	$ 0.00	$ 0.05	$ (0.03)
Weighted-average shares used in diluted net income (loss) per share calculations	444,927	436,851	433,295	429,312

Year Ended December 31, 2011(2)(3)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net revenue	$461,427	$478,642	$479,375	$383,609
Gross profit	235,385	247,800	240,391	184,657
Net income	$ 74,553	$ 90,870	$116,706	$ 32,861
Basic net income per share:				
Net income per share	$ 0.16	$ 0.20	$ 0.25	$ 0.07
Weighted-average shares used in basic net income per share calculations	456,489	456,753	457,721	451,582
Diluted net income per share:				
Net income per share	$ 0.16	$ 0.19	$ 0.25	$ 0.07
Weighted-average shares used in diluted net income per share calculations	470,022	469,882	466,862	456,514

(1) The Company recorded restructuring charges (credits) of $11.0 million, $(1.4) million and $14.4 million in the quarters ended December 31, 2012, September 30, 2012 and June 30, 2012, respectively. The Company recorded acquisition-related charges of $1.9 million, $1.5 million, $2.0 million and $2.0 million in the quarters ended December 31, 2012, September 30, 2012, June 30, 2012 and March 31, 2012, respectively. The Company recorded a loss related to a foundry arrangement of $10.6 million and an impairment of receivables from a foundry supplier of $6.5 million in the quarter ended December 31, 2012.

(2) The Company recorded restructuring (credits) charges of $(1.1) million and $21.2 million in the quarters ended December 31, 2011 and March 31, 2011, respectively. The Company recorded gain on sale of assets of $33.4 million and $1.9 million in the quarters ended September 30, 2011 and March 31, 2011, respectively. The Company recorded acquisition-related charges of $2.3 million,

$1.0 million, $1.0 million and $1.0 million in the quarters ended December 31, 2011, September 30, 2011, June 30, 2011 and March 31, 2011, respectively.

(3) In the three months ended June 30, 2011, the Company recorded an out-of-period adjustment to reverse test and assembly subcontractor accruals for $6.9 million, related to cost of revenue for the three month period ended March 31, 2011. In addition, in the three months ended June 30, 2011, the Company corrected excess depreciation for certain fixed assets for $1.7 million, related to research and development for the three month periods ended March 31, 2011. The correction of these errors resulted in an increase to the Company's net income of $8.6 million for the three months ended June 30, 2011. Management assessed the impact of these errors and concluded that the amounts were not material, either individually or in the aggregate, to any prior periods' annual or interim financial statements, nor was the impact of the errors in the three months ended June 30, 2011 material to the financial statements for the year ended December 31, 2011 included herein. On that basis, the Company recorded these corrections, in the aggregate, in the three months ended June 30, 2011.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such terms are defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities and Exchange Act of 1934 ("Disclosure Controls"). Based on this evaluation our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure that information we are required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011. This evaluation was based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using the criteria in *Internal Control — Integrated Framework*, we concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, our independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Limitations on the Effectiveness of Controls

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Atmel have been detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE MATTERS*

Executive Officers of the Registrant

The corporate executive officers of Atmel, who are elected by and serve at the discretion of the Board of Directors, and their ages (as of January 31, 2013), are as follows:

Name	Age	Position
Steven Laub	54	President and Chief Executive Officer and Director
Tsung-Ching Wu	62	Executive Vice President, Office of the President and Director
Stephen Cumming	42	Vice President Finance and Chief Financial Officer
Scott Wornow	50	Senior Vice President, Chief Legal Officer and Secretary
Robert Valiton	49	Senior Vice President, RF and Automotive and Nonvolatile Memory Segments
Jamie Samath	42	Vice President, Corporate Controller

Steven Laub has served as a director of Atmel since February 2006 and as President and Chief Executive Officer since August 2006. From 2005 to August 2006, Mr. Laub was a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. From 2004 to 2005, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Prior to that time, Mr. Laub spent 13 years in executive positions (including President, Chief Operating Officer and member of the Board of Directors) at Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global strategic consulting firm. Mr. Laub holds a degree in economics from the University of California, Los Angeles (BA) and a degree from Harvard Law School (J.D.).

Tsung-Ching Wu has served as a director of Atmel since 1985, as Executive Vice President, Office of the President since 2001, and served as Executive Vice President and General Manager from January 1996 to January 2001 and as Vice President, Technology from January 1986 to January 1996. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

Stephen Cumming has served as Atmel's Vice President Finance and Chief Financial Officer since July 2008. Prior to joining Atmel, Mr. Cumming was the Vice President of Business Finance for Fairchild Semiconductor International Inc., from 2005 to July 2008, and was responsible for all business unit finance, corporate financial planning and analysis, manufacturing finance, and sales and marketing finance. Mr. Cumming joined Fairchild in 1997 as Controller for its European Sales and Marketing operations, based in the United Kingdom. From 2000 until 2005, he was Director of Finance for the Discrete Products Group, based in San Jose. Prior to joining Fairchild, Mr. Cumming held various financial management positions at National Semiconductor Corporation. Mr. Cumming received a degree in business from the University of Surrey (B.S.), in the United Kingdom, and is a UK Chartered Management Accountant.

Scott Wornow has served as Atmel's Senior Vice President, Chief Legal Officer and Corporate Secretary since November 2010. Prior to joining Atmel, Mr. Wornow served as a Partner at Baker Botts, LLP from March 2009 to November 2010, and as a Partner at Goodwin Procter LLP from January 2008 to February 2009. Prior to Goodwin Procter, Mr. Wornow was the Executive Vice President, Legal

and Business Affairs at OpenTV Corp from 2003 to 2007. Mr. Wornow holds degrees from the University of Virginia (B.A.), Cambridge University (B.A. and M.A.) and Harvard Law School (J.D.).

Robert Valiton has served as Atmel's Senior Vice President, General Manager since March 2011. Prior to that, Mr. Valiton served as Vice President of Sales for Americas, EMEA and Global Sales Operations from December 2008 to March 2011 and as Vice President of Americas Sales and Global Sales Operations from April 2007 to December 2008. Prior to joining Atmel, Mr. Valiton spent 15 years with other semiconductor manufacturing companies in a variety of sales management positions. Mr. Valiton holds a degree from the University of Massachusetts at Lowell (B.S).

Jamie Samath serves as Atmel's Vice President, Corporate Controller and was appointed as the Company's Principal Accounting Officer, effective December 2011. Prior to joining Atmel, Mr. Samath spent over 20 years with National Semiconductor, where he most recently served as Vice President of Finance and Corporate Controller. Mr. Samath holds a degree from London Metropolitan University (B.A.)

There is no family relationship between any of our executive officers or directors.

The other information required by this Item regarding directors, Section 16 filings, the Registrant's Audit Committee and our Code of Ethics/Standards of Business Conduct is set forth under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance — Board Meetings and Committees — Audit Committee" and "Corporate Governance — Code of Ethics/Standards of Business Conduct" in the Registrant's definitive proxy statement for the Annual Meeting of Stockholders (the "2013 Proxy Statement"), and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information required by this Item regarding compensation of the Registrant's directors and executive officers is set forth under the captions "Executive Compensation," "Executive Compensation — Compensation Committee Report" and "Corporate Governance — Compensation Committee Interlocks and Insider Participation" in the 2013 Proxy Statement and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information required by this Item regarding beneficial ownership of the Registrant's Common Stock by certain beneficial owners and management of Registrant, as well as equity compensation plans, is set forth under the captions "Security Ownership" and "Executive Compensation — Equity Compensation Plan Information" in the 2013 Proxy Statement and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

Information required by this Item regarding certain relationships and related transactions with management and director independence is set forth under the caption "Certain Relationships and Related Transactions" and "Corporate Governance — Independence of Directors" in the 2013 Proxy Statement and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information required by this Item regarding principal accounting fees and services is set forth under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm — Fees of Company Auditors, KPMG LLP, and Fees of Former Company Auditors PricewaterhouseCoopers LLP, Incurred by Atmel" in the 2013 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

1. *Financial Statements.* See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules.* See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

3. *Exhibits.* We have filed, or incorporated into this Annual Report on Form 10-K by reference, the exhibits listed on the accompanying Exhibit Index immediately following the signature page of this Form 10-K.

(b) Exhibits. See Item 15(a)(3) above.

(c) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ATMEL CORPORATION

By: /s/ STEVEN LAUB

Steven Laub
President and Chief Executive Officer

February 26, 2013

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven Laub and Stephen Cumming, and each of them, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on February 26, 2013 on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ STEVEN LAUB Steven Laub	President, Chief Executive Officer and Director *(principal executive officer)*
/s/ STEPHEN CUMMING Stephen Cumming	Vice President Finance and Chief Financial Officer *(principal financial officer)*
/s/ JAMIE SAMATH Jamie Samath	Vice President, Corporate Controller *(principal accounting officer)*
/s/ TSUNG-CHING WU Tsung-Ching Wu	Director
/s/ DR. EDWARD ROSS Dr. Edward Ross	Director
/s/ DAVID SUGISHITA David Sugishita	Director
Papken Der Torossian	Director
/s/ JACK L. SALTICH Jack L. Saltich	Director
/s/ CHARLES CARINALLI Charles Carinalli	Director

EXHIBITS INDEX

The following Exhibits have been filed with, or incorporated by reference into, this Report:

2.1	Stock Purchase Agreement between Atmel Rousset S.A.S. and LFoundry GmbH (which is incorporated herein by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, Commission File No. 0-19032).
2.2*	Share and Asset Purchase and Sale Agreement by and among Inside Contactless S.A., Atmel Corporation and solely for purposes of Section 2.2, Atmel Rousset S.A.S. (which is incorporated herein by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, Commission File No. 0-19032).
3.1	Restated Certificate of Incorporation of Registrant (which is incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on February 8, 2010).
3.2	Amended and Restated Bylaws of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 14, 2009).
3.3	Certificate of Elimination of Series A Preferred Stock (which is incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on February 8, 2010).
10.1+	Form of Indemnification Agreement between Registrant and its officers and directors (which is incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.2+	Atmel Corporation 2010 Employee Stock Purchase Plan (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on May 25, 2010).
10.3+	2005 Stock Plan, as amended (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on May 20, 2011).
10.4+	2005 Stock Plan forms of option agreement (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.5+	2005 Stock Plan forms of restricted stock unit agreement (which is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.6+	2005 Stock Plan forms of performance restricted stock unit agreement (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.7+	Stock Option Fixed Exercise Date Forms (which are incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on January 8, 2007 and Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 15, 2008).
10.8+	Amendment and Restatement of Employment Agreement, effective as of May 31, 2009 and dated as of June 3, 2009, between Registrant and Steven Laub (which is incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).

10.9+	Amendment No. 1 to Amended Employment Agreement between Registrant and Steven Laub dated as of October 25, 2011 (which is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, Commission File No. 0-19032).
10.10+	Change of Control and Severance Plan (which is incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032)
10.11+	Description of Fiscal 2012 Executive Bonus Plan (which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 30, 2012.
10.12	Agreement of Sale and Purchase between Registrant and Ellis Partners LLC, as subsequently assigned to BEP Orchard Investors LLC, dated as of August 22, 2011 (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, Commission File No. 0-19032).
10.13	Office Lease between Registrant and CA-Skyport III Limited Partnership dated as of August 30, 2011 (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, Commission File No. 0-19032).
10.14+	2011 Long-Term Performance-Based Incentive Plan (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, Commission File No. 0-19032).
10.15+	Separation Agreement dated as of November 19, 2012, between Registrant and Walt Lifsey (which is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on November 21, 2012).
21.1	Subsidiaries of Registrant
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on the signature pages hereof)
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

+ Indicates management compensatory plan, contract or arrangement

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment granted by the Commission.

COMPANY'S STOCK PERFORMANCE*

The following graph compares the cumulative 5-year total return provided stockholders on Atmel Corporation's common stock (NASDAQ: ATML) relative to the cumulative total returns of the S&P 500 Index and the PHLX Semiconductor Index. The graph assumes that $100.00 was invested on December 31, 2007 in each of our common stock, the S&P 500 Index and the PHLX Semiconductor Index, and that all dividends were reinvested. Historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Atmel Corporation, the S&P 500 Index
And the PHLX Semiconductor Index



*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	12/07	12/08	12/09	12/10	12/11	12/12
Atmel Corporation	**100.00**	**72.45**	**106.71**	**285.19**	**187.50**	**151.62**
S&P 500	**100.00**	**63.00**	**79.67**	**91.67**	**93.61**	**108.59**
PHLX Semiconductor	**100.00**	**64.12**	**101.17**	**115.04**	**116.92**	**139.17**

Atmel®